UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

TRANSCONTINENTAL REALTY INVESTORS, INC.

Common Stock, par value $0.01 per share
(Title of Class of Securities)

893617-20-9
(CUSIP Number)

Sandy Marr
1055 East Tropicana Avenue
Suite 700
Las Vegas, Nevada 89119
(702) 795-8901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sunset Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   [ ]

(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions) AF and WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization: Nevada

Number of Shares	7. Sole Voting Power	3,673,125
Beneficially Owned by Each	8. Shared Voting Power	0
Reporting Person With	9. Sole Dispositive Power	10
	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person   3,673,125

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11) 45.5%

14. Type of Reporting Person (See Instructions) OO

Item 1.   Security and Issuer

The title of the class of equity securities to which this statement relates is: shares of Common Stock, par value $0.01 per share. The name and address of the principal executive offices of the issuer of such securities are: Transcontinental Realty Investors, Inc., 1800 Valley View Lane, Suite 300, Dallas, Texas 75234.

Item 2. Identity and Background

(a)   The name of the filing entity is Sunset Management, LLC ("Sunset"), a Nevada limited liability company.

(b)   The business address of Sunset is 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada 89119.

(c)   The name of the filing entity is Sunset Management, LLC. The principal business of Sunset is lending money. The principal place of business of Sunset is 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada 89119.

(d)   John K. Baldwin, an individual resident of the State of Nevada having an address at 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada 89119, is the sole member, manager and beneficial owner of Sunset. Neither Sunset nor any of its affiliates, including John K. Baldwin, has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

(e)   Neither Sunset nor any of its affiliates, including John K. Baldwin, was a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Sunset is a limited liability company organized under the laws of the State of Nevada.

Item 3. Source and Amount of Funds or Other Consideration

Sunset acquired ownership of ten shares of Transcontinental Realty Investors, Inc. ("TCI") by purchasing such shares on the open market. The total purchase price of the ten shares was approximately $170. The purchase price was paid from working capital of Sunset.

Sunset made a loan of $30,000,000 on September 17, 2001 (the "Sunset Loan") to EQK Holdings, Inc., a Nevada corporation ("EQK"), Basic Capital Management, Inc., a Nevada corporation ("BCM") American Realty Trust, Inc., a Georgia corporation ("ART") and ART Williamsburg, Inc., a Nevada corporation ("AWI") (collectively, the "Borrowers"). The Sunset Loan was initially secured by, among other things, a pledge of 3,523,115 shares of common stock of TCI.   The number of shares of common stock of TCI pledged to secure the Sunset Loan was increased by 150,000 shares to a total of 3,673,115 on February 25, 2002. Sunset acquired the right to vote the 3,673,115 shares of TCI pledged to secure the Sunset Loan pursuant to Irrevocable Proxies by EQK, BCM and ART in favor of Sunset dated June 7, 2002. The documents evidencing the pledge and the voting rights of Sunset consist of: (1) a Stock Pledge and Security Agreement among Sunset, as Lender, EQK, as Pledgor, and Commonwealth Land Title Insurance Company, a Pennsylvania corporation, as Pledge Holder ("Commonwealth") dated as of September 17, 2001 relating to the pledge of 2,129,701 shares of TCI; (2) a Stock Pledge and Security Agreement among Sunset, as Lender, BCM, as Pledgor, and Commonwealth, as Pledge Holder, dated as of September 17, 2001 relating to the pledge of 920,507 shares of TCI;   (3) a Stock Pledge and Security Agreement among Sunset, as Lender, ART, as Pledgor, and Commonwealth, as Pledge Holder, dated as of September 17, 2001 relating to the pledge of 472,907 shares of TCI; (4) a letter agreement among Sunset, ART and Commonwealth dated February 25, 2002 relating to the pledge of 150,000 additional shares of TCI by ART; (5) an Irrevocable Proxy dated June 7, 2002 by EQK in favor of Sunset relating to 2,129,701 shares of TCI; (6) an Irrevocable Proxy dated June 7, 2002 by BCM in favor of Sunset relating to 920,507 shares of TCI; and (7) an Irrevocable Proxy dated June 7, 2002 by ART in favor of Sunset relating to 622,907 shares of TCI. The proceeds of the Sunset Loan were derived from working capital of Sunset and from a loan to Sunset from Bridge Aina Le'a, LLC, a Hawaii limited liability company, an affiliate of Sunset.

Item 4. Purpose of Transaction

Sunset purchased ten shares of TCI to assure that Sunset received communications by TCI to its shareholders.

Sunset acquired voting rights to 3,673,115 shares of TCI to protect the value of Sunset's security interest in the 3,673,115 shares of TCI pledged as collateral for the Borrower's obligations to Sunset.

(a) Sunset has no plan to purchase or acquire voting rights to any additional shares of TCI. The Sunset Loan matured in accordance with its terms on September 17, 2002. The Borrowers failed to pay all sums due to Sunset when the Sunset Loan matured on September 17, 2002. According to Sunset's records, as of June 18, 2003, the Borrowers owed principal, late charges, interest and costs to Sunset in excess of $18,000,000. Sunset, Commonwealth, the Borrowers and other parties are involved in litigation concerning the Sunset Loan captioned *American Realty Trust, Inc., et al. v. Sunset Management LLC, et al.,* Cause No. 02-09433-I in the District Court of Dallas County, Texas, 162nd Judicial District, as a result of the Borrowers failure to pay all sums due to Sunset when the Sunset Loan matured and as a result of the Borrowers' allegations that Sunset orally agreed in September, 2002 to extend the maturity date of the Sunset Loan and accept different collateral for the Sunset Loan. Sunset plans to foreclose on the pledged TCI shares as soon as possible. Sunset has filed claims in the pending litigation alleging the occurrence of defaults in payment and performance of the Sunset Loan by, among other parties, the Borrowers.

(b) Sunset has no plans for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TCI or any of its subsidiaries.

(c) Sunset has no plans for a sale or transfer of a material amount of assets of TCI or any of its subsidiaries.

(d) Sunset decided to vote the 3,673,115 shares for which Sunset has voting rights under its Irrevocable Proxies from EQK, BCM and ART at the annual meeting of shareholders of TCI on June 10, 2003. At the annual meeting of shareholders of TCI on June 10, 2003, Sunset voted the 3,673,115 shares for which Sunset has voting rights under its Irrevocable Proxies from EQK, BCM and ART against the election of the four directors nominated by the management of TCI and in favor of the election of four affiliates of Sunset that Sunset nominated to serve as directors of TCI. Robert Waldman, the corporate secretary of TCI and acting inspector of elections at the annual meeting of shareholders on June 10, 2003, stated at the meeting that Sunset's attempt to exercise voting rights under its Irrevocable Proxies for the 3,673,115 shares was improper and would not be allowed. Mr. Waldman also stated at the meeting that the Irrevocable Proxies in favor of Sunset allowed EQK, BCM and ART the "absolute right" to vote the 3,673,115 shares of TCI so long as there were no events of default under the Sunset loan agreement; Mr. Waldman's statement about that matter was inaccurate. Mr. Waldman also observed at the meeting that he had no evidence before him from a court of law finding that an event of default had occurred with respect to the Sunset Loan and stated that "therefore, I will not honor these proxies at this time." The Irrevocable Proxies from EQK, BCM and ART in favor of Sunset contain no requirement that a court of law make any finding that an event of default has occurred as a condition to Sunset's exercise of its voting rights under the Irrevocable Proxies.

It is the position of Sunset that Sunset's exercise of voting rights under the Irrevocable Proxies from EQK, BCM and ART at the annual meeting on June 10, 2003 was proper; that Sunset's vote of 3,673,115 shares against the election of the four management nominees exceeded the aggregate number of shares that voted for their election; and that the four management nominees were not reelected as directors on June 10, 2003. Sunset intends to pursue appropriate legal remedies to replace the four management directors of TCI as soon as possible. Sunset would prefer to replace the four management directors with neutral individuals who would immediately stop the making of unsecured loans by TCI to affiliates of BCM and other related party transactions. If neutral individuals with satisfactory backgrounds and knowledge are unavailable, Sunset intends to nominate and vote for the election of affiliates of Sunset as directors of TCI on an interim basis until neutral individuals with satisfactory backgrounds and knowledge can be elected as directors.

(e) Sunset has no plans for any material change in the present capitalization or dividend policy of TCI.

(f) Sunset plans to use its best efforts to cause TCI to stop the making of unsecured loans to affiliates of BCM and to cause TCI to refrain from all other related party transactions with BCM and its affiliates. Sunset also plans to use it best efforts to take appropriate steps to terminate the management and related contracts of BCM and BCM's affiliates with TCI as soon as possible. Sunset has no other plans for any other material change in TCI's business or corporate structure.

(g) Sunset has no plans for changes in TCI's articles of incorporation or bylaws or other actions which may impede the acquisition of control of TCI by any person.

(h) Sunset has no plans to cause a class of securities of TCI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Sunset has no plans with respect to a class of equity securities of TCI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act.

(j) Sunset has no plans with respect to any action similar to any of those enumerated above.

Item 5. Interest in Securities of an Issuer

(a) According to TCI's 10-Q report for the quarter ended March 31, 2003 filed on May 20, 2003, 8,072,594 shares of common stock of TCI were outstanding on April 30, 2003. The ten shares of TCI owned by Sunset and the 3,673,115 shares of TCI for which Sunset has voting rights pursuant to the Irrevocable Proxies together represent 45.5% of the outstanding shares of TCI.

(b) Sunset has sole power to vote 3,673,125 shares of TCI. Sunset has sole power to dispose of ten shares of TCI.

(c) Neither Sunset nor any of its affiliates has had any transactions in any shares of common stock of TCI that were effected during the past sixty days.

(d) The Stock Pledge and Security Agreements relating to the pledge by EQK, BCM and ART of 3,673,115 shares of TCI to secure the Sunset Loan provide for or permit the pledged TCI shares, all dividends thereon and all foreclosure proceeds to be held by a third party pledge holder acting solely as agent for Sunset. The initial pledge holder named in the Stock Pledge and Security Agreements was Commonwealth Land Title Insurance Company, a Pennsylvania corporation ("Commonwealth"). The principal office of Commonwealth is located at 101

Gateway Centre Parkway, Richmond, Virginia 23236. On May 23, 2002, Sunset substituted Craig D. Burr, a lawyer in Las Vegas, Nevada, for Commonwealth as pledge holder under the Stock Pledge and Security Agreements. Mr. Burr's address is 4455 South Pecos Road, Las Vegas, Nevada 89121. Although the Borrowers did not have any right to object to the substitution of Mr. Burr as pledge holder under the Stock Pledge and Security Agreements, one or more of the Borrowers did so. The certificates representing the 3,673,115 shares of TCI pledged to secure the Sunset Loan and the related stock powers have not delivered to Mr. Burr and are still being held by Commonwealth.

(e) If Sunset correctly understands the position of the Borrowers and TCI as expressed by Robert Waldman, the corporate secretary of TCI, at the annual meeting of shareholders of TCI on June 10, 2003, the position of the Borrowers and TCI is: (i) the Irrevocable Proxies in favor of Sunset from EQK, BCM and ART for the 3,673,115 shares of TCI do not mean what they say; (ii) Sunset does not have and has never had the right to vote any shares of TCI as a result of the Irrevocable Proxies; and (iii) Sunset has therefore never been the beneficial owner of more than five percent of the common stock of TCI. Sunset disagrees with all of these positions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The exhibits evidencing and/or securing the obligations of the Borrowers and the guarantors of the Sunset Loan to Sunset consist of:

(10.1) A Stock Pledge and Security Agreement among Sunset, as Lender, EQK, as Pledgor, and Commonwealth Land Title Insurance Company, a Pennsylvania corporation, as Pledge Holder ("Commonwealth") dated as of September 17, 2001 relating to the pledge of 2,129,701 shares of TCI;
(10.2) A Stock Pledge and Security Agreement among Sunset, as Lender, BCM, as Pledgor, and Commonwealth, as Pledge Holder, dated as of September 17, 2001 relating to the pledge of 920,507 shares of TCI;
(10.3) A Stock Pledge and Security Agreement among Sunset, as Lender, ART, as Pledgor, and Commonwealth, as Pledge Holder, dated as of September 17, 2001 relating to the pledge of 472,907 shares of TCI;
(10.4) A letter agreement among Sunset, ART and Commonwealth dated February 25, 2002 relating to the pledge of 150,000 additional shares of TCI by ART;
(10.5) An Irrevocable Proxy dated June 7, 2002 by EQK in favor of Sunset relating to 2,129,701 shares of TCI;
(10.6) An Irrevocable Proxy dated June 7, 2002 by BCM in favor of Sunset relating to 920,507 shares of TCI;
(10.7) An Irrevocable Proxy dated June 7, 2002 by ART in favor of Sunset relating to 622,907 shares of TCI;
(10.8) Promissory Note dated September 17, 2001 by the Borrowers to the order of Sunset for the principal sum of $30,000,000;
(10.9) Loan Agreement dated as of September 17, 2001 among the Borrowers and Sunset;
(10.10) Security Agreement dated as of September 17, 2001 by BCM, Triad Realty Services, Ltd. and Regis Realty, Inc. in favor of Sunset;

(10.11) Guarantee by American Realty Investors, Inc., a Nevada corporation, in favor of Sunset dated September 17, 2001;

(10.12) Guarantee by Regis Realty, Inc., a Nevada corporation, in favor of Sunset dated September 17, 2001;

(10.13) Guarantee by Syntek West, Inc., a Nevada corporation, in favor of Sunset dated September 17, 2001;

(10.14) Guarantee by Triad Realty Services, Ltd., a Nevada limited partnership, in favor of Sunset dated September 17, 2001;

(10.15) Subordinate Deed of Trust and Security Agreement dated September 17, 2001 by AWI, as Trustor, to Lawyers Title Realty Services, Inc., as Trustee, for the benefit of Sunset; and

(99.1) Letter dated May 23, 2002 to the Borrowers, Commonwealth and Jay A. LaJone, Esq. from Sunset substituting Craig D. Burr as Pledge Holder under the three Stock Pledge and Security Agreements.

Item 7. Material to be Filed as Exhibits

The sixteen (16) documents evidencing the obligations of the Borrowers and Guarantors to Sunset identified in Item 6 above are attached as Exhibits to this Schedule 13D. Also attached as an Exhibit 99.2 is a Company Resolution of Sunset dated June 5, 2002, relating to the authority of Sandy Marr to act as an Authorized Agent of Sunset.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2003

SUNSET MANAGEMENT, LLC

By: /S/ SANDY MARR

Name: Sandy Marr
Title: Authorized Agent

Exhibit 10.1

STOCK PLEDGE AND SECURITY AGREEMENT

THIS STOCK PLEDGE AND SECURITY AGREEMENT (the "Stock Pledge Agreement"), dated as of September 17, 2001, is executed by and among EQK HOLDINGS, INC., a Nevada corporation having an address at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 ("Pledgor"); SUNSET MANAGEMENT, LLC, a Nevada limited liability company having an address at 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada ("Creditor"); and COMMONWEALTH LAND TITLE INSURANCE COMPANY, a Pennsylvania corporation having an address at 5949 Sherry Lane, Suite 111, Dallas, Texas 75225 ("Pledge Holder").

RECITALS

A. Pledgor owns Two Million One Hundred Twenty Nine Thousand Seven Hundred One (2,129,701) shares of the outstanding common stock of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI").

B. The Creditor is willing to make a loan (the"Loan") to Pledgor, ART Williamsburg, Inc., a Nevada corporation ("AWI") and certain other parties secured by, among other things, a pledge of the Stock (as hereinafter defined).

C. Pledgor will derive substantial benefit from the Loan.

D. It is a condition precedent to the closing of the Loan that Pledgor pledge and assign the Stock (as hereinafter defined) to Pledge Holder for the benefit of Creditor as security for the Obligations (as hereinafter defined).

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Pledgor, Creditor and Pledge Holder hereby agree as follows:

1. Definitions and Interpretation. When used in this Stock Pledge Agreement, the following terms shall have the following respective meanings:

"Obligations" shall mean (i) the payment by Pledgor to Creditor of all indebtedness now or hereafter owed to Creditor by Pledgor in connection with a Secured Promissory Note of even date herewith by Pledgor and other parties, as maker, to the order of Creditor, as holder, for the principal sum of $30,000,000 (the"Note"), a Loan Agreement of even date herewith among Pledgor and certain other parties and Creditor (the "Loan Agreement"), a Deed of Trust and Security Agreement of even date herewith from AWI, as Grantor, to Lawyers Title Realty Services, Inc., a Virginia corporation, as Trustee,for the benefit of Creditor (the "Deed of Trust"), encumbering, among other things, the fee interest of ART Williamsburg, Inc. in certain real property in the City of Williamsburg, Virginia, and improvements thereon, as more particularly described in the Deed of Trust, this Stock Pledge Agreement and all other documents executed by Pledgor and/or any other makers and/or guarantors of the Note to evidence or secure any indebtedness or obligations to Creditor in connection with the Loan (all of which documents together with the Note, Loan Agreement and this Pledge Agreement are hereinafter collectively referred to as the "Loan Documents"), whether at stated maturity, by acceleration or otherwise, together with interest thereon, fees, late charges, expenses, indemnification or otherwise, in connection therewith and extensions, modifications and renewals thereof, and (ii) the performance by Pledgor of all other obligations and the discharge of all other liabilities of Pledgor to Creditor and Pledge Holder of every kind and character, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, joint, several and joint and several, created under this Stock Pledge Agreement or the other Loan Documents, as any of the same may be amended or supplemented from time to time, or under any other agreement in connection with the Loan to which Pledgor and Creditor are parties, (iii) any and all sums advanced by Creditor or Pledge Holder in order to preserve the Pledged Securities or preserve the security interest in the Pledged Securities (or the priority thereof) granted hereby, and (iv) the expenses of retaking, holding, preparing for sale, selling or otherwise disposing of or realizing on the Pledged Securities, of any proceeding for the collection or enforcement of any indebtedness, obligations or liabilities owed by Pledgor to Creditor or Pledge Holder referred to above, or of any exercise by Creditor or Pledge Holder of any of their respective rights hereunder, together with reasonable attorneys' fees and disbursements and court costs.

"Pledged Securities" shall have the meaning given to that term in Paragraph 2 hereof.

"Stock" shall mean the 2,129,701 shares of TCI that are being pledged and assigned to Pledge Holder under this Agreement and any additional shares of common stock of TCI that Pledgor may pledge and assign to Pledge Holder as agent for the benefit of Creditor under this Stock Pledge Agreement from time to time.

"UCC" shall mean the Uniform Commercial Code as the same may, from time to time, be in effect in the State of Nevada.

Unless otherwise defined herein, capitalized terms herein which are defined in the Loan Agreement shall have the meanings ascribed to them in the Loan Agreement, and all terms defined in the UCC shall have the respective meanings given to those terms in the UCC. To the extent the meanings given herein are inconsistent with those given in the Loan Agreement or UCC, the meanings given herein shall govern.

2. Pledge. As security for the Obligations, Pledgor hereby pledges and assigns to Pledge Holder, as agent solely of Creditor and for the sole benefit of Creditor, and grants to Pledge Holder and Creditor, for the benefit of Creditor, a security interest in all right, title and interests of Pledgor in and to the Stock and all proceeds thereof, including, without limitation, stock dividends, stock splits and other similar distributions thereon, all shares, obligations or securities into which said securities may be changed or which may be issued in lieu thereof and all amounts paid in cash or other property as ordinary or liquidating distributions or dividends or any other securities which hereafter may be pledged hereunder (all of which together with the Stock are hereinafter collectively referred to as the "Pledged Securities").

3. Representations and Warranties. Pledgor represents and warrants to Creditor and Pledge

Holder that: (a) the execution, delivery and performance by Pledgor of this Stock Pledge Agreement are within the properly exercisable organizational power of Pledgor and have been duly authorized by all necessary actions on the part of Pledgor; (b) this Stock Pledge Agreement has been duly executed and delivered by Pledgor and constitutes a legal, valid and binding obligation of Pledgor, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity; (c) the execution, delivery and performance of this Stock Pledge Agreement do not (i) violate any requirement of law, regulation or statute, (ii) violate any provision of, or result in the breach or the acceleration of or entitle any Person to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, any indenture, mortgage, lien, lease, agreement, license, instrument, guaranty, or other document to which Pledgor is a party or by which Pledgor or its property is bound, or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of Pledgor (except such liens as may be created pursuant to this Stock Pledge Agreement); (d) no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or other Person (including, without limitation, TCI) is required in connection with the execution, delivery and performance by the Pledgor of this Stock Pledge Agreement; (e) Pledgor is the beneficial and record owner of the Stock and, in the case of after-acquired Pledged Securities, at the time Pledgor acquires rights in the Pledged Securities will be the beneficial and, in the case of capital stock, record owner thereof and no other Person has (or, in the case of after-acquired Pledged Securities, at the time Pledgor acquires rights therein, will have) any right, title, claim or interest (by way of lien or otherwise) in, against or to the Pledged Securities; (f) all of the Pledged Securities which are shares of capital stock are and such future Pledged Securities will be validly issued, fully paid and nonassessable securities of TCI; (g) upon transfer to Pledge Holder of all certificates representing the Stock, Pledge Holder (on behalf of Creditor) will have a first priority perfected security interest in the Stock; (h) in the case of all after-acquired Pledged Securities, at the time Pledgor acquires rights therein, Pledge Holder (on behalf of Creditor) will have a first priority perfected security interest in all such other Pledged Securities; (i) all information heretofore, herein or hereafter supplied in writing to Creditor, taken as a whole, by or on behalf of Pledgor with respect to the Stock does not contain and will not contain any untrue statements of a material fact and does not omit and will not omit to state any material fact necessary to make any information so supplied, in light of the circumstances under which they were supplied, not misleading; and (j) Pledgor's principal place of business is the address of Pledgor stated at the outset of this Agreement.

4. <u>Covenants</u>. Pledgor hereby agrees: (a) to perform all acts requested by Pledge Holder that are necessary to maintain, preserve, protect and perfect the Pledged Securities, the lien granted to Pledge Holder hereunder and the first priority of such lien; (b) promptly deliver to Pledge Holder all originals of certificates and other documents, instruments and agreements evidencing the Pledged Securities which are now held or hereafter received by Pledgor, together with such blank stock powers executed by Pledgor as Pledge Holder or Creditor may request from time to time; (c) to procure, execute and deliver from time to time any endorsements, assignments, financing statements and other documents, instruments and agreements and take other actions deemed necessary, as Pledge Holder or Creditor may request, to perfect, maintain and protect the lien on the Pledged Securities hereunder and the priority thereof; (d) to defend its title to or Pledge Holder's interest in the Pledged Securities; (e) to keep the Pledged Securities free of all liens except those created hereunder; (f) not to vote to enable, or take any other action to permit, TCI to take any action that would result in a default by Pledgor or event of default under the Loan Agreement; (g) to pay, and to save Pledge Holder and Creditor harmless from, any and all liabilities with respect to, or resulting from any delay by Pledgor in paying, any and all stamps, excise,

sales or other similar taxes which may be payable or determined to be payable with respect to any of the Pledged Securities or in connection with any of the transactions contemplated by this Stock Pledge Agreement; (h) not to, without the written consent of the Creditor, sell, dispose of, transfer (directly or indirectly) or further encumber or covenant to sell, dispose of, transfer (directly or indirectly) or further encumber the Pledged Securities; and (i) to pay Pledge Holder's basic fees for acting as Pledge Holder hereunder. In addition, Pledgor shall pay Pledge Holder reasonable compensation for any unusual or extraordinary services required on the part of Pledge Holder in connection with this Agreement or the Pledged Securities.

5. <u>Dividends and Voting Rights</u>. Before and after default, Pledge Holder shall be entitled to receive all dividends and distributions on or relating to the Pledged Securities, including, without limitation, all amounts paid in cash or other property as ordinary or liquidating dividends or distributions on account of the Pledged Securities and all stock dividends. All dividends and distributions received by Pledge Holder in accordance herewith shall become subject to all of the provisions hereof. So long as no Event of Default hereunder has occurred and is continuing and so long as the vote to be cast and/or corporate right to be exercised and/or other action to be taken would not, in the sole and absolute discretion of Creditor, (i) impair the value of the Pledged Securities, (ii) impair the liquidity, net worth or liquidation value of TCI, (iii) directly or indirectly decrease the proportion of the total voting shares or equity ownership of TCI represented by the Pledged Securities, or (iv) directly or indirectly result in a default or Event of Default under the Loan Agreement, then Pledgor shall be entitled to exercise any and all voting powers relating or pertaining to the Pledged Securities or any part thereof. Pledgor shall notify TCI to pay all dividends and other distributions to Pledge Holder until further notice from Creditor or Pledge Holder. In addition, Pledgor shall execute and deliver to TCI any additional documents reasonably requested or required by TCI or Creditor to assure that all payments and distributions are paid or made by TCI directly to the Pledge Holder. Pledgor shall, upon request of Creditor, execute and deliver from time to time one or more irrevocable proxies in favor of Creditor for the Stock and any other Pledged Securities designated by Creditor from time to time, consistent with this Agreement, all in form and substance reasonably satisfactory to Creditor.

6. <u>Default and Remedies</u>.

(a) <u>Event of Default</u>. The occurrence (whether as a result of acts or omissions by Pledgor, AWI, TCI or any other Person) of an Event of Default under the Loan Agreement (subject to such cure rights as may be expressly set forth in the Loan Agreement), whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body, shall constitute an "Event of Default" hereunder.

(b) <u>Voting Rights</u>. Upon the occurrence and during the continuance of any Event of Default hereunder, Pledge Holder may, upon notice to Pledgor, register all of Pledged Securities in the name of Pledge Holder or his nominee, for the benefit of Creditor, and Pledge Holder or his nominee may thereafter exercise (i) all voting, corporate and other rights pertaining to the Pledged Securities at any meeting of shareholders TCI or otherwise and (ii) any and all rights of conversion, exchange, subscription and any other rights, privileges or options pertaining to Pledged Securities as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Securities upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate structure of TCI, or upon the exercise by Pledgor or Pledge Holder of any right, privilege or option pertaining to the Pledged Securities, and in connection therewith, the right to deposit and deliver any and all of the Pledged Securities with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine), all without liability except to account for property actually received by it, but Pledge Holder shall have no duty to Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

(c) Additional Remedies. Upon the occurrence and during the continuance of an Event of Default, Pledge Holder and Creditor may exercise, in addition to all other rights and remedies granted in this Stock Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, any and all rights and remedies at law, including, without limitation, all rights and remedies of a secured party under the UCC. Without limiting the generality of the foregoing, Pledge Holder may, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind to or upon Pledgor, TCI or any other Person (except notice of time and place of sale and any other notice required by law and any notice referred to below) forthwith collect, receive, appropriate and realize upon thePledged Securities, or any part thereof, and/or may forthwith sell, assign, give option or options to purchase or otherwise dispose of and deliver the Pledged Securities or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, in the over-the-counter market, at any exchange, broker's board or office of Pledge Holder or elsewhere upon such terms and conditions as he may deem advisable and at such prices as he may deem commercially reasonable, for cash or on credit or for future delivery without assumption of any credit risk. Pledgor agrees that any private sales of the Pledged Securities may be made from time to time on such terms and conditions and subject to such r restrictions as Creditor or its counsel deems necessary or desirable to exempt such sale from any registration and/or prospectus delivery requirement of any federal or state securities laws, rules or regulations that might otherwise apply to an offer or sale of all or any part of the Pledged Securities, including, without limitation, drastically limiting the number of offerees and purchasers, limiting offerees and prospective purchasers to "accredited investors," requiring "investment letters" from purchasers, legending any stock certificates with an appropriate restrictive legend limiting their transferability as restricted securities, and placement of appropriate stop transfer instructions with the appropriate transfer agent. Pledgor agrees that all of the terms, conditions and restrictions referred to above and any additional terms, conditions or restrictions that Lender or its counsel deem necessary or desirable to assure that any "private placements" of the Pledged Securities or any part thereof (i.e., offers and sales without registration or delivery of a prospectus) are made in compliance with all applicable securities laws, rules and regulations, are and will becommercially reasonable. Any sale, as provided for herein, of Pledged Securities by Creditor or Pledge Holder may be adjourned from time to time by announcement at the time and place appointed for any such sale, and such sale may be made at the time and place to which the same shall be so adjourned unless otherwise provided by law. Creditor shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to have the Obligations credited toward any bid or bids designated by the Creditor and to purchase the whole or any part of the Pledged Securities so sold, free of any right or equity of redemption in Pledgor, which right or equity is hereby waived and released. Pledge Holder shall apply any proceeds from time to time held by him and the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred by Pledge Holder or Creditor in respect thereof or incidental to the care or safekeeping of any of the Pledged Securities or in any way relating to the Pledged Securities or the rights of Pledge Holder hereunder, including, without limitation, attorneys' fees and disbursements of counsel of Creditor and/or

Pledge Holder, to the payment in whole or in part of the Obligations, in such order as Creditor may specify, and only after such application and after the payment by Pledge Holder of any other amount required by any provision of law, need Pledge Holder account for the surplus, if any, to Pledgor. To the extent permitted by applicable law, Pledgor waives all claims, damages and demands it may acquire against Pledge Holder and Creditor arising out of the exercise of any rights hereunder except as may arise solely from Pledge Holder's gross negligence or willful misconduct. If any notice of a proposed sale or other disposition of Pledged Securities shall be required by law, such notice shall be deemed reasonable and proper if given at least seven (7) business days before such sale or other disposition.

7. <u>Authorized Actions</u>. Pledgor acknowledges that the Obligations hereunder may be supplemented, augmented and otherwise increased as a result of changes in the underlying obligations of Pledgor or other parties under the Loan Documents. In that regard, Pledgor authorizes Creditor and/or Pledge Holder, in their discretion, without notice to Pledgor, irrespective of any change in the financial condition of Pledgor, TCI or any other Person, and without affecting or impairing in any way the liability of Pledgor hereunder, from time to time to (a) take and hold additional security for the payment or performance of the Obligations and exchange, enforce, waive or release any such additional security; (b) apply such additional security and direct the order or manner of sale thereof; (c) purchase such additional security at public or private sale; (d) upon the occurrence and during the continuance of an Event of Default, make any payments and do any other acts Pledge Holder shall deem necessary to protect the Creditor''s security interest in the Pledged Securities, including, without limitation, pay, purchase, contest or compromise any encumbrance, charge or lien which in the judgment of Pledge Holder or Creditor appears to be prior to or superior to the security interest granted hereunder, and appear in and defend any action or proceeding purporting to affect its security interest in and/or the value of the Pledged Securities, and in exercising any such powers or authority, pay all expenses incurred in connection therewith, including reasonable attorneys' fees, and Pledgor hereby agrees it shall be bound by any such payment made or act taken by Pledge Holder or Creditor hereunder and shall reimburse Pledge Holder and/or Creditor for all payments made and expenses incurred, which amounts shall be secured under this Stock Pledge Agreement; provided, however, that Pledge Holder and Creditor shall have no obligation to make any of the foregoing payments or perform any of the foregoing acts; (e) otherwise exercise any right or remedy either of them may have against Pledgor, AWI, TCI or any guarantor of the Obligations or any part thereof or any security, including, without limitation, the right to foreclose upon any such security by judicial or nonjudicial sale; (f) settle, compromise with, release or substitute any one or more makers, endorsers or guarantors of the Obligations; and (g) assign the Obligations or this Stock Pledge Agreement in whole or in part.

8. <u>Waivers</u>. Pledgor waives (a) any right to require Pledge Holder or Creditor to (i) proceed against AWI, TCI or any other Person, (ii) proceed against or exhaust any security received from Pledgor, AWI or any other Person or (iii) pursue any other remedy in Creditor''s or Pledge Holder's power whatsoever; (b) any defense resulting from the absence, impairment or loss of any right of reimbursement or subrogation or other right or remedy of Pledgor against AWI or any other Person or any security, whether resulting from an election by Creditor or Pledge Holder to foreclose upon security by nonjudicial sale, or otherwise; (c) any setoff or counterclaim of AWI, TCI or any other Person or any defense which results from any disability or other defense of AWI, TCI or any other Person or the cessation or stay of enforcement from any cause whatsoever of the liability of AWI or any other Person; (d) any right to exoneration of sureties which would otherwise be applicable; (e) except to the extent prohibited by NRS 40.495, any right of subrogation or reimbursement and any right of contribution, and

right to enforce any remedy which Pledge Holder or Creditor now has or may hereafter have against AWI, TCI or any other Person, and any benefit of, and any right to participate in, any security now or hereafter received by Creditor or Pledge Holder until the Obligations have been paid in full; (f) all presentments, demands for performance, notices of non-performance, protests, notice of dishonor, and notices of acceptance of the Stock Pledge Agreement and of the existence, creation or incurrence of new or additional Obligations; (g) the benefit of any statute of limitations (to the extent permitted by law) and (h) any right to be informed by Pledge Holder of the financial condition of AWI or any other Person or any change therein or any other circumstances bearing upon the risk of nonpayment or nonperformance of the Obligations. Pledgor has the ability and assumes the responsibility for keeping informed of the financial condition of AWI, TCI and all other Persons primarily or secondarily liable for payment or performance of the Obligations or any part thereof and of other circumstances affecting such nonpayment and nonperformance risks.

9. <u>Limitations on Duties and Responsibilities</u>. Pledge Holder's sole duty with respect to the custody, safekeeping and physical preservation of the Pledged Securities in his possession, under the UCC or otherwise, shall be to deal with the Pledged Securities in the same manner as Pledge Holder deals with similar securities and property for his own account and as would be dealt by a prudent person in the reasonable administration of his affairs, and no additional duties shall be inferred or implied hereby. Neither Pledge Holder nor any of his employees or agents shall be liable for failure to demand, collect or realize upon any of the Pledged Securities or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Pledged Securities upon the request of Pledgor or otherwise. Pledge Holder shall not be responsible for the genuineness of any certificate or signature and may rely conclusively upon and shall be protected when acting upon any notice, affidavit, request, consent, instruction, check or other instrument believed by him in good faith to be genuine or to be signed or presented by the proper person or duly authorized, or properly made. No amendment or modification of this Agreement or waiver of its terms shall affect the right and duties of the Pledge Holder unless his written consent thereto shall have been obtained. Pledge Holder shall not be required to institute or defend any action involving any matters referred to herein or which affects him or his duties or liabilities hereunder unless or until requested to do so by any party to this Agreement and then only upon receiving full indemnity, in character satisfactory to Pledge Holder, against any and all claims, liabilities and expenses in relation thereto. In the event of any dispute among the parties hereto with respect to the Pledge Holder or his duties, (i) Pledge Holder may act or refrain from acting in respect of any matter referred to herein in full reliance upon and by and with the advice of legal counsel selected by him and shall be fully protected in so acting or in refraining from acting upon the advice of such counsel, or (ii) Pledge Holder may refrain from acting until required to do so by an order of a court of competent jurisdiction.

10. <u>Termination</u>. This Stock Pledge Agreement shall terminate upon the satisfaction of all Obligations and Pledge Holder shall promptly thereafter, at Pledgor''s expense, deliver the Stock certificates held by him hereunder to Pledgor and Creditor and Pledge Holder shall, at Pledgor's expense, execute and deliver to Pledgor such documents as Pledgor shall reasonably request to evidence such termination.

11. <u>Power of Attorney</u>. Pledgor hereby appoints and constitutes Pledge Holder as Pledgor's attorney-in-fact for purposes of (a) collecting any Pledged Securities, (b) conveying any item of Pledged Securities to any purchaser thereof, and (c) making any payments or taking any acts under Paragraph 7 hereof.

Pledge Holder's authority hereunder shall include, without limitation, the authority to endorse and negotiate, for Pledge Holder's own account, any checks or instruments in the name of Pledge Holder, to execute for receipt for any document, to transfer title to any item of Pledged Securities, and to take any other actions necessary or incident to the powers granted to Pledge Holder in this Stock Pledge Agreement. This power of attorney is coupled with an interest and is irrevocable by Pledgor.

12. <u>Miscellaneous</u>.

(a) <u>Notices</u>. Any notice to a party required or permitted hereunder shall be given in writing. The notice shall be deemed to have been given at the following times: (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the first business day after transmission and receipt if transmitted by electronic facsimile; (c) on the first business day after deposit if deposited with and accepted by an overnight express courier service for delivery the next business day; or (d) on the fourth business day after mailing if mailed to the party to whom notice is to be given by first class mail, postage prepaid, addressed to the party as follows:

To Creditor:
Sunset Management, LLC
1055 East Tropicana Avenue, Suite 700
Las Vegas, Nevada 89119
Attention: Mr. Sandy Marr
Fax: (702) 434-1644

To Pledgor :
EQK Holdings, Inc.
1800 Valley View Lane
Suite 300
Dallas, Texas 75234
Attention: Mr. Robert Waldman
Fax: (469) 522-4299

With copy to:
Mr. Jay A. LaJone
Bennett, Weston & LaJone, P.C.
1750 Valley View Lane
Suite 120
Dallas, Texas 75234
Fax: (214) 373-6810

To Pledge Holder:
Commonwealth Land Title Insurance Company
5949 Sherry Lane, Suite 111
Dallas, Texas 75225
Attention: James P. Lazar
Fax: (214) 987-4202

(b) <u>Nonwaiver</u>. No failure or delay on Creditor''s or Pledge Holder's part in exercising any right hereunder shall operate as a waiver thereof or of any other right nor shall any single or partial exercise of any such right preclude any other further exercise thereof or of any other right.

(c) <u>Amendments and Waivers</u>. This Stock Pledge Agreement may not be amended or modified, nor may any of its terms be waived, except by written instruments signed by the party or parties against which enforcement thereof is sought. Each waiver or consent under any provision hereof shall be effective only in the specific instances for the purpose for which given.

(d) <u>Assignment</u>. This Stock Pledge Agreement shall be binding upon and   inure to the benefit of Creditor, Pledge Holder and Pledgor and their respective heirs, personal representatives, successors and assigns; provided,
however, that Pledgor may not assign its rights or delegate its duties hereunder without the prior written consent of Creditor.

(e) <u>Cumulative Rights, etc</u>. The respective rights, powers and remedies of Pledge Holder and Creditor under this Stock Pledge Agreement shall be in addition to all rights, powers and remedies given to Pledge Holder and/or Creditor by virtue of the Loan Agreement, the UCC, any applicable governmental rule or regulation or any other agreement, all of which rights, powers, and remedies shall be cumulative and may be exercised successively or concurrently without impairing Pledge Holder's or Creditor's lien in the Pledged Securities. Pledgor waives any right to require Pledge Holder to proceed against any Person or to exhaust any Pledged Securities or to pursue any remedy in Pledge Holder's power.

(f) <u>Successors of Pledge Holder</u>. In the event there is a vacancy in the office of Pledge Holder hereunder, Creditor shall designate as Pledge Holder hereunder an attorney or law firm duly licensed to practice law in the State of Nevada with offices in the State of Nevada, and cause such attorney or firm to execute and deliver this Agreement as Pledge Holder. Upon such designation, execution and delivery, the designee shall have and be entitled to exercise all of the rights, powers and privileges of the Pledge Holder under this Agreement.

(g) <u>Governing Law</u>. This Stock Pledge Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada.

(h) <u>Successor Pledge Holders</u>.   Pledge Holder may resign by the giving of notice of such resignation in writing to Creditor and Pledgor.   If Pledge Holder shall die, resign or become disqualified from acting in the execution of this Agreement, or if, for any reason, Creditor, in Creditor''s sole discretion and with or without cause, shall prefer to appoint a substitute Pledge Holder or multiple substitute Pledge Holders, or successive substitute Pledge Holders or successive multiple substitute Pledge Holders, to act instead of the Pledge Holder named in this Agreement, Creditor shall have full power to appoint a substitute Pledge Holder (or, if preferred by Creditor, multiple substitute Pledge Holders) in succession who shall succeed (and if multiple substitute Pledge Holders are appointed, each of such multiple substitute Pledge Holders shall succeed) to all the estates, rights, powers and duties of the Pledge Holder named in this Agreement. Such appointment may be executed by any authorized agent of Creditor, and such appointment shall be conclusively presumed to be executed with authority and shall be valid and sufficient without proof of any action by the members and/or managers of Creditor. Pledgor hereby ratifies and confirms any and all acts which the Pledge Holder named in this Agreement, or its successor or successors, shall do lawfully by virtue hereof. If multiple substitute Pledge Holders are appointed, each of such multiple substitute Pledge Holders shall be empowered and authorized to act alone without the necessity of the joinder of the other multiple substitute Pledge Holders, whenever any action or undertaking of such substitute Pledge Holders is requested or required under or pursuant to this Agreement or applicable law. Any prior election to act jointly or severally shall not prevent either or both of such multiple substitute Pledge Holders from subsequently executing, jointly or severally, any or all of the provisions hereof. Should any assignment, conveyance or other instrument of any nature be required from Pledgor by any Pledge Holder or substitute Pledge Holder to more fully and certainly vest in and confirm to Pledge Holder or substitute Pledge Holder such estates, rights, powers, and duties, then, upon request by Pledge Holder or substitute Pledge Holder, any and all such deeds, conveyances and instruments shall be made, executed and acknowledged by Pledgor. Any substitute Pledge Holder appointed pursuant to any of the provisions hereof shall, without any further act, assignment or conveyance, become vested with all the estates, properties, rights, powers, and trusts of its, his or her predecessor in the rights hereunder with like effect as if originally named as Pledge Holder herein; but nevertheless, upon the written request of Creditor or of the substitute Pledge Holder, the Pledge Holder ceasing to act shall execute and deliver any instrument transferring to such substitute Pledge Holder, upon the trusts herein expressed, all the estates, properties, rights, powers, and trusts of the Pledge Holder so ceasing to act, and shall duly assign, transfer and deliver all assets and moneys representing the Pledged Securities held by such Pledge Holder to the substitute Pledge Holder so appointed in such Pledge Holder's place.

(i) Counterparts.   This Agreement may be executed in any number of counterparts, each of which shall be effective only upon delivery and thereafter shall be deemed an original, and all of which shall be taken to be one and the same instrument, for the same effect as if all parties hereto had signed the same signature page. Any signature page of this Agreement may be detached from any counterpart of this Agreement without impairing the legal effect of any signatures thereon and may be attached to another counterpart of this Agreement identical in form hereto but having attached to it one or more additional signature pages.

(j) Fax Signatures.   Facsimiles of the execution pages of this Agreement shall be considered originals of such signatures. Upon request of a party, originals of any facsimile signatures shall be mailed by overnight delivery to the requesting party within one (1) day of such request.

IN WITNESS WHEREOF, Pledgor, Creditor and Pledge Holder have executed and delivered this Agreement as of the day and year first above written.

PLEDGOR:

EQK HOLDINGS, INC.,
a Nevada corporation

By: /S/ KARL L. BLAHA
        Karl L. Blaha
Title: President

CREDITOR:
SUNSET MANAGEMENT, LLC,
a Nevada limited liability company

By: /S/ SANDY MARR
      Sandy Marr
Title: Authorized Agent

PLEDGE HOLDER:
COMMONWEALTH LAND TITLE INSURANCE
COMPANY, a Pennsylvania corporation

By: /S/ JAMES P. LAZAR
      James P. Lazar, Authorized Agent

Exhibit 10.2

<center>STOCK PLEDGE AND SECURITY AGREEMENT</center>

THIS STOCK PLEDGE AND SECURITY AGREEMENT (the "Stock Pledge Agreement"), dated as of September 17, 2001, is executed by and among BASIC CAPITAL MANAGEMENT, INC., a Nevada corporation having an address at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 ("Pledgor"); SUNSET MANAGEMENT, LLC, a Nevada limited liability company having an address at 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada ("Creditor"); and COMMONWEALTH LAND TITLE INSURANCE COMPANY, a Pennsylvania corporation having an address at 5949 Sherry Lane, Suite 111, Dallas, Texas 75225 ("Pledge Holder").

<center>RECITALS</center>

A. Pledgor owns Nine Hundred Twenty Thousand Five Hundred Seven (920,507) shares of the outstanding common stock of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI").

B. The Creditor is willing to make a loan (the "Loan") to Pledgor, ART Williamsburg, Inc., a Nevada corporation ("AWI") and certain other parties secured by, among other things, a pledge of the Stock (as hereinafter defined).

C. Pledgor will derive substantial benefit from the Loan.

D. It is a condition precedent to the closing of the Loan that Pledgor pledge and assign the Stock (as hereinafter defined) to Pledge Holder for the benefit of Creditor as security for the Obligations (as hereinafter defined).

<center>AGREEMENT</center>

NOW, THEREFORE, in consideration of the above recitals and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Pledgor, Creditor and Pledge Holder hereby agree as follows:

1. Definitions and Interpretation. When used in this Stock Pledge Agreement, the following terms shall have the following respective meanings:

"Obligations" shall mean (i) the payment by Pledgor to Creditor of all indebtedness now or hereafter owed to Creditor by Pledgor in connection with a Secured Promissory Note of even date herewith by Pledgor and other parties, as maker, to the order of Creditor, as holder, for the principal sum of $30,000,000 (the ""Note""), a Loan Agreement of even date herewith among Pledgor and certain other parties and Creditor (the "Loan Agreement"), a Deed of Trust and Security Agreement of even date herewith from AWI, as Grantor, to Lawyers Title Realty Services, Inc., a Virginia corporation, as Trustee, for the benefit of Creditor (the "Deed of Trust"), encumbering, among other things, the fee interest of ART Williamsburg, Inc. in certain real property in the City of Williamsburg, Virginia, and improvements thereon, as more particularly described in the Deed of Trust, this Stock Pledge Agreement and all other documents executed by Pledgor and/or any other makers and/or guarantors of the Note to evidence or secure any indebtedness or obligations to Creditor in connection with the Loan (all of which documents together with the Note, Loan Agreement and this Pledge Agreement are hereinafter collectively referred to as the ""Loan Documents""), whether at stated maturity, by acceleration or otherwise, together with interest thereon, fees, late charges, expenses, indemnification or otherwise, in connection therewith and extensions, modifications and renewals thereof, and (ii) the performance by Pledgor of all other obligations and the discharge of all other liabilities of Pledgor to Creditor and Pledge Holder of every kind and character, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, joint, several and joint and several, created under this Stock Pledge Agreement or the other Loan Documents, as any of the same may be amended or supplemented from time to time, or under any other agreement in connection with the Loan to which Pledgor and Creditor are parties, (iii) any and all sums advanced by Creditor or Pledge Holder in order to preserve the Pledged Securities or preserve the security interest in the Pledged Securities (or the priority thereof) granted hereby, and (iv) the expenses of retaking, holding, preparing for sale, selling or otherwise disposing of or realizing on the Pledged Securities, of any proceeding for the collection or enforcement of any indebtedness, obligations or liabilities owed by Pledgor to Creditor or Pledge Holder referred to above, or of any exercise by Creditor or Pledge Holder of any of their respective rights hereunder, together with reasonable attorneys' fees and disbursements and court costs.

"Pledged Securities" shall have the meaning given to that term in Paragraph 2 hereof.

"Stock" shall mean the 920,507 shares of TCI that are being pledged and assigned to Pledge Holder under this Agreement and any additional shares of common stock of TCI that Pledgor may pledge and assign to Pledge Holder as agent for the benefit of Creditor under this Stock Pledge Agreement from time to time.

"UCC" shall mean the Uniform Commercial Code as the same may, from time to time, be in effect in the State of Nevada.

Unless otherwise defined herein, capitalized terms herein which are defined in the Loan Agreement shall have the meanings ascribed to them in the Loan Agreement, and all terms defined in the UCC shall have the respective meanings given to those terms in the UCC. To the extent the meanings given herein are inconsistent with those given in the Loan Agreement or UCC, the meanings given herein shall govern.

2. Pledge. As security for the Obligations, Pledgor hereby pledges and assigns to Pledge Holder, as agent solely of Creditor and for the sole benefit of Creditor, and grants to Pledge Holder and Creditor, for the benefit of Creditor, a security interest in all right, title and interests of Pledgor in and to the Stock and all proceeds thereof, including, without limitation, stock dividends, stock splits and other similar distributions thereon, all shares, obligations or securities into which said securities may be changed or which may be issued in lieu thereof and all amounts paid in cash or other property as ordinary or liquidating distributions or dividends or any other securities which hereafter may be pledged hereunder (all of which together with the Stock are hereinafter collectively referred to as the "Pledged Securities").

3. Representations and Warranties. Pledgor represents and warrants to Creditor and Pledge Holder that: (a) the execution, delivery and performance by Pledgor of this Stock Pledge Agreement are within the properly exercisable organizational power of Pledgor and have been duly authorized by all necessary actions on the part of Pledgor; (b) this Stock Pledge Agreement has been duly executed and delivered by Pledgor and constitutes a legal, valid and binding obligation of Pledgor, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity; (c) the execution, delivery and performance of this Stock Pledge Agreement do not (i) violate any

requirement of law, regulation or statute, (ii) violate any provision of, or result in the breach or the acceleration of or entitle any Person to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, any indenture, mortgage, lien, lease, agreement, license, instrument, guaranty, or other document to which Pledgor is a party or by which Pledgor or its property is bound, or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of Pledgor (except such liens as may be created pursuant to this Stock Pledge Agreement); (d) no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or other Person (including, without limitation, TCI) is required in connection with the execution, delivery and performance by the Pledgor of this Stock Pledge Agreement; (e) Pledgor is the beneficial and record owner of the Stock and, in the case of after-acquired Pledged Securities, at the time Pledgor acquires rights in the Pledged Securities will be the beneficial and, in the case of capital stock, record owner thereof and no other Person has (or, in the case of after-acquired Pledged Securities, at the time Pledgor acquires rights therein, will have) any right, title, claim or interest (by way of lien or otherwise) in, against or to the Pledged Securities; (f) all of the Pledged Securities which are shares of capital stock are and such future Pledged Securities will be validly issued, fully paid and nonassessable securities of TCI; (g) upon transfer to Pledge Holder of all certificates representing the Stock, Pledge Holder (on behalf of Creditor) will have a first priority perfected security interest in the Stock; (h) in the case of all after-acquired Pledged Securities, at the time Pledgor acquires rights therein, Pledge Holder (on behalf of Creditor) will have a first priority perfected security interest in all such other Pledged Securities; (i) all information heretofore, herein or hereafter supplied in writing to Creditor, taken as a whole, by or on behalf of Pledgor with respect to the Stock does not contain and will not contain any untrue statements of a material fact and does not omit and will not omit to state any material fact necessary to make any information so supplied, in light of the circumstances under which they were supplied, not misleading; and (j) Pledgor's principal place of business is the address of Pledgor stated at the outset of this Agreement.

4. <u>Covenants</u>. Pledgor hereby agrees: (a) to perform all acts requested by Pledge Holder that are necessary to maintain, preserve, protect and perfect the Pledged Securities, the lien granted to Pledge Holder hereunder and the first priority of such lien; (b) promptly deliver to Pledge Holder all originals of certificates and other documents, instruments and agreements evidencing the Pledged Securities which are now held or hereafter received by Pledgor, together with such blank stock powers executed by Pledgor as Pledge Holder or Creditor may request from time to time; (c) to procure, execute and deliver from time to time any endorsements, assignments, financing statements and other documents, instruments and agreements and take other actions deemed necessary, as Pledge Holder or Creditor may request, to perfect, maintain and protect the lien on the Pledged Securities hereunder and the priority thereof; (d) to defend its title to or Pledge Holder's interest in the Pledged Securities; (e) to keep the Pledged Securities free of all liens except those created hereunder; (f) not to vote to enable, or take any other action to permit, TCI to take any action that would result in a default by Pledgor or event of default under the Loan Agreement; (g) to pay, and to save Pledge Holder and Creditor harmless from, any and all liabilities with respect to, or resulting from any delay by Pledgor in paying, any and all stamps, excise, sales or other similar taxes which may be payable or determined to be payable with respect to any of the Pledged Securities or in connection with any of the transactions contemplated by this Stock Pledge Agreement; (h) not to, without the written consent of the Creditor, sell, dispose of, transfer (directly or indirectly) or further encumber or covenant to sell, dispose of, transfer (directly or indirectly) or further encumber the Pledged Securities; and (i) to pay Pledge Holder's basic fees for acting as Pledge Holder hereunder. In addition, Pledgor shall pay Pledge Holder reasonable compensation for any unusual or extraordinary services required on the part of Pledge Holder in connection with this Agreement or the Pledged Securities.

5. <u>Dividends and Voting Rights</u>. Before and after default, Pledge Holder shall be entitled to

receive all dividends and distributions on or relating to the Pledged Securities, including, without limitation, all amounts paid in cash or other property as ordinary or liquidating dividends or distributions on account of the Pledged Securities and all stock dividends. All dividends and distributions received by Pledge Holder in accordance herewith shall become subject to all of the provisions hereof. So long as no Event of Default hereunder has occurred and is continuing and so long as the vote to be cast and/or corporate right to be exercised and/or other action to be taken would not, in the sole and absolute discretion of Creditor, (i) impair the value of the Pledged Securities, (ii) impair the liquidity, net worth or liquidation value of TCI, (iii) directly or indirectly decrease the proportion of the total voting shares or equity ownership of TCI represented by the Pledged Securities, or (iv) directly or indirectly result in a default or Event of Default under the Loan Agreement, then Pledgor shall be entitled to exercise any and all voting powers relating or pertaining to the Pledged Securities or any part thereof. Pledgor shall notify TCI to pay all dividends and other distributions to Pledge Holder until further notice from Creditor or Pledge Holder. In addition, Pledgor shall execute and deliver to TCI any additional documents reasonably requested or required by TCI or Creditor to assure that all payments and distributions are paid or made by TCI directly to the Pledge Holder. Pledgor shall, upon request of Creditor, execute and deliver from time to time one or more irrevocable proxies in favor of Creditor for the Stock and any other Pledged Securities designated by Creditor from time to time, consistent with this Agreement, all in form and substance reasonably satisfactory to Creditor.

6. Default and Remedies.

(a) Event of Default. The occurrence (whether as a result of acts or omissions by Pledgor, AWI, TCI or any other Person) of an Event of Default under the Loan Agreement (subject to such cure rights as may be expressly set forth in the Loan Agreement), whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body, shall constitute an "Event of Default" hereunder.

(b) Voting Rights. Upon the occurrence and during the continuance of any Event of Default hereunder, Pledge Holder may, upon notice to Pledgor,   register all of Pledged Securities in the name of Pledge Holder or his nominee, for the benefit of Creditor, and Pledge Holder or his nominee may thereafter exercise (i) all voting, corporate and other rights pertaining to the Pledged Securities at any meeting of shareholders TCI or otherwise and (ii) any and all rights of conversion, exchange, subscription and any other rights, privileges or options pertaining to Pledged Securities as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Securities upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate structure of TCI, or upon the exercise by Pledgor or Pledge Holder of any right, privilege or option pertaining to the Pledged Securities, and in connection therewith, the right to deposit and deliver any and all of the Pledged Securities with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine), all without liability except to account for property actually received by it, but Pledge Holder shall have no duty to Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

(c) Additional Remedies. Upon the occurrence and during the continuance of an Event of Default, Pledge Holder and Creditor may exercise, in addition to all other rights and remedies granted in this Stock Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, any and all rights and remedies at law, including, without limitation, all rights and remedies of a secured party under the UCC. Without limiting the generality of the foregoing, Pledge Holder may, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind to or upon Pledgor, TCI or any other Person (except notice of time and place of sale and any other notice required by law and any notice referred to below) forthwith collect, receive, appropriate and realize upon the Pledged Securities, or any part thereof, and/or may forthwith sell, assign, give option or options to purchase or otherwise dispose of and deliver the Pledged Securities or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, in the over-the-counter market, at any exchange, broker's board or office of Pledge Holder or elsewhere upon such terms and conditions as he may deem advisable and at such prices as he may deem commercially reasonable, for cash or on credit or for future delivery without assumption of any credit risk. Pledgor agrees that any private sales of the Pledged Securities may be made from time to time on such terms and conditions and subject to such r restrictions as Creditor or its counsel deems necessary or desirable to exempt such sale from any registration and/or prospectus delivery requirement of any federal or state securities laws, rules or regulations that might otherwise apply to an offer or sale of all or any part of the Pledged Securities, including, without limitation, drastically limiting the number of offerees and purchasers, limiting offerees and prospective purchasers to "accredited investors," requiring "investment letters" from purchasers, legending any stock certificates with an appropriate restrictive legend limiting their transferability as restricted securities, and placement of appropriate stop transfer instructions with the appropriate transfer agent. Pledgor agrees that all of the terms, conditions and restrictions referred to above and any additional terms, conditions or restrictions that Lender or its counsel deem necessary or desirable to assure that any "private placements" of the Pledged Securities or any part thereof (i.e., offers and sales without registration or delivery of a prospectus) are made in compliance with all applicable securities laws, rules and regulations, are and will be commercially reasonable. Any sale, as provided for herein, of Pledged Securities by Creditor or Pledge Holder may be adjourned from time to time by announcement at the time and place appointed for any such sale, and such sale may be made at the time and place to which the same shall be so adjourned unless otherwise provided by law. Creditor shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to have the Obligations credited toward any bid or bids designated by the Creditor and to purchase the whole or any part of the Pledged Securities so sold, free of any right or equity of redemption in Pledgor, which right or equity is hereby waived and released. Pledge Holder shall apply any proceeds from time to time held by him and the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred by Pledge Holder or Creditor in respect thereof or incidental to the care or safekeeping of any of the Pledged Securities or in any way relating to the Pledged Securities or the rights of Pledge Holder hereunder, including, without limitation, attorneys' fees and disbursements of counsel of Creditor and/or Pledge Holder, to the payment in whole or in part of the Obligations, in such order as Creditor may specify, and only after such application and after the payment by Pledge Holder of any other amount required by any provision of law, need Pledge Holder account for the surplus, if any, to Pledgor. To the extent permitted by applicable law, Pledgor waives all claims, damages and demands it may acquire against Pledge Holder and Creditor arising out of the exercise of any rights hereunder except as may arise solely from Pledge Holder's gross negligence or willful misconduct. If any notice of a proposed sale or other disposition of Pledged Securities shall be required by law, such notice shall be deemed reasonable and proper if given at least seven (7) business days before such sale or other disposition.

7. Authorized Actions. Pledgor acknowledges that the Obligations hereunder may be supplemented, augmented and otherwise increased as a result of changes in the underlying obligations of Pledgor or other parties under the Loan Documents. In that regard, Pledgor authorizes Creditor and/or Pledge Holder, in their discretion, without notice to Pledgor, irrespective of any change in the financial condition of Pledgor, TCI or any other Person, and without affecting or impairing in any way the liability of Pledgor hereunder, from time to time to (a) take and hold additional security for the payment or performance of the Obligations and exchange, enforce, waive or release any such additional security; (b)

apply such additional security and direct the order or manner of sale thereof; (c) purchase such additional security at public or private sale; (d) upon the occurrence and during the continuance of an Event of Default, make any payments and do any other acts Pledge Holder shall deem necessary to protect the Creditor''s security interest in the Pledged Securities, including, without limitation, pay, purchase, contest or compromise any encumbrance, charge or lien which in the judgment of Pledge Holder or Creditor appears to be prior to or superior to the security interest granted hereunder, and appear in and defend any action or proceeding purporting to affect its security interest in and/or the value of the Pledged Securities, and in exercising any such powers or authority, pay all expenses incurred in connection therewith, including reasonable attorneys' fees, and Pledgor hereby agrees it shall be bound by any such payment made or act taken by Pledge Holder or Creditor hereunder and shall reimburse Pledge Holder and/or Creditor for all payments made and expenses incurred, which amounts shall be secured under this Stock Pledge Agreement; provided, however, that Pledge Holder and Creditor shall have no obligation to make any of the foregoing payments or perform any of the foregoing acts; (e) otherwise exercise any right or remedy either of them may have against Pledgor, AWI, TCI or any guarantor of the Obligations or any part thereof or any security, including, without limitation, the right to foreclose upon any such security by judicial or nonjudicial sale; (f) settle, compromise with, release or substitute any one or more makers, endorsers or guarantors of the Obligations; and (g) assign the Obligations or this Stock Pledge Agreement in whole or in part.

8. <u>Waivers</u>. Pledgor waives (a) any right to require Pledge Holder or Creditor to (i) proceed against AWI, TCI or any other Person, (ii) proceed against or exhaust any security received from Pledgor, AWI or any other Person or (iii) pursue any other remedy in Creditor''s or Pledge Holder's power whatsoever; (b) any defense resulting from the absence, impairment or loss of any right of reimbursement or subrogation or other right or remedy of Pledgor against AWI or any other Person or any security, whether resulting from an election by Creditor or Pledge Holder to foreclose upon security by nonjudicial sale, or otherwise; (c) any setoff or counterclaim of AWI, TCI or any other Person or any defense which results from any disability or other defense of AWI, TCI or any other Person or the cessation or stay of enforcement from any cause whatsoever of the liability of AWI or any other Person; (d) any right to exoneration of sureties which would otherwise be applicable; (e) except to the extent prohibited by NRS 40.495, any right of subrogation or reimbursement and any right of contribution, and right to enforce any remedy which Pledge Holder or Creditor now has or may hereafter have against AWI, TCI or any other Person, and any benefit of, and any right to participate in, any security now or hereafter received by Creditor or Pledge Holder until the Obligations have been paid in full; (f) all presentments, demands for performance, notices of non-performance, protests, notice of dishonor, and notices of acceptance of the Stock Pledge Agreement and of the existence, creation or incurrence of new or additional Obligations; (g) the benefit of any statute of limitations (to the extent permitted by law) and (h) any right to be informed by Pledge Holder of the financial condition of AWI or any other Person or any change therein or any other circumstances bearing upon the risk of nonpayment or nonperformance of the Obligations. Pledgor has the ability and assumes the responsibility for keeping informed of the financial condition of AWI, TCI and all other Persons primarily or secondarily liable for payment or performance of the Obligations or any part thereof and of other circumstances affecting such nonpayment and nonperformance risks.

9. <u>Limitations on Duties and Responsibilities</u>. Pledge Holder's sole duty with respect to the custody, safekeeping and physical preservation of the Pledged Securities in his possession, under the UCC or otherwise, shall be to deal with the Pledged Securities in the same manner as Pledge Holder deals with similar securities and property for his own account and as would be dealt by a prudent person in the reasonable administration of his affairs, and no additional duties shall be inferred or implied hereby. Neither Pledge Holder nor any of his employees or agents shall be liable for failure to demand, collect or

realize upon any of the Pledged Securities or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Pledged Securities upon the request of Pledgor or otherwise. Pledge Holder shall not be responsible for the genuineness of any certificate or signature and may rely conclusively upon and shall be protected when acting upon any notice, affidavit, request, consent, instruction, check or other instrument believed by him in good faith to be genuine or to be signed or presented by the proper person or duly authorized, or properly made. No amendment or modification of this Agreement or waiver of its terms shall affect the right and duties of the Pledge Holder unless his written consent thereto shall have been obtained. Pledge Holder shall not be required to institute or defend any action involving any matters referred to herein or which affects him or his duties or liabilities hereunder unless or until requested to do so by any party to this Agreement and then only upon receiving full indemnity, in character satisfactory to Pledge Holder, against any and all claims, liabilities and expenses in relation thereto. In the event of any dispute among the parties hereto with respect to the Pledge Holder or his duties, (i) Pledge Holder may act or refrain from acting in respect of any matter referred to herein in full reliance upon and by and with the advice of legal counsel selected by him and shall be fully protected in so acting or in refraining from acting upon the advice of such counsel, or (ii) Pledge Holder may refrain from acting until required to do so by an order of a court of competent jurisdiction.

10. <u>Termination</u>. This Stock Pledge Agreement shall terminate upon the satisfaction of all Obligations and Pledge Holder shall promptly thereafter, at Pledgor''s expense, deliver the Stock certificates held by him hereunder to Pledgor and Creditor and Pledge Holder shall, at Pledgor's expense, execute and deliver to Pledgor such documents as Pledgor shall reasonably request to evidence such termination.

11. <u>Power of Attorney</u>. Pledgor hereby appoints and constitutes Pledge Holder as Pledgor's attorney-in-fact for purposes of (a) collecting any Pledged Securities, (b) conveying any item of Pledged Securities to any purchaser thereof, and (c) making any payments or taking any acts under Paragraph 7 hereof. Pledge Holder's authority hereunder shall include, without limitation, the authority to endorse and negotiate, for Pledge Holder's own account, any checks or instruments in the name of Pledge Holder, to execute for receipt for any document, to transfer title to any item of Pledged Securities, and to take any other actions necessary or incident to the powers granted to Pledge Holder in this Stock Pledge Agreement. This power of attorney is coupled with an interest and is irrevocable by Pledgor.

12. <u>Miscellaneous</u>.

(a) <u>Notices</u>. Any notice to a party required or permitted hereunder shall be given in writing. The notice shall be deemed to have been given at the following times: (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the first business day after transmission and receipt if transmitted by electronic facsimile; (c) on the first business day after deposit if deposited with and accepted by an overnight express courier service for delivery the next business day; or (d) on the fourth business day after mailing if mailed to the party to whom notice is to be given by first class mail, postage prepaid, addressed to the party as follows:

> To Creditor: Sunset Management, LLC
> 1055 East Tropicana Avenue, Suite 700
> Las Vegas, Nevada 89119
> Attention: Mr. Sandy Marr
> Fax: (702) 434-1644

<pre>
        To Pledgor :   Basic Capital Management, Inc.
                        1800 Valley View Lane
                        Suite 300
                        Dallas, Texas 75234
                        Attention: Mr. Robert Waldman
                        Fax: (469) 522-4299

        With copy to:
                        Mr. Jay A. LaJone
                        Bennett, Weston & LaJone, P.C.
                        1750 Valley View Lane
                        Suite 120
                        Dallas, Texas 75234
                        Fax: (214) 393-4025

        To Pledge Holder:
                        Commonwealth Land Title Insurance Company
                        5949 Sherry Lane, Suite 111
                        Dallas, Texas 75225
                        Attention: James P. Lazar
                        Fax: (214) 987-4202
</pre>

(b) Nonwaiver. No failure or delay on Creditor''s or Pledge Holder's part in exercising any right hereunder shall operate as a waiver thereof or of any other right nor shall any single or partial exercise of any such right preclude any other further exercise thereof or of any other right.

(c) Amendments and Waivers. This Stock Pledge Agreement may not be amended or modified, nor may any of its terms be waived, except by written instruments signed by the party or parties against which enforcement thereof is sought. Each waiver or consent under any provision hereof shall be effective only in the specific instances for the purpose for which given.

(d) Assignment. This Stock Pledge Agreement shall be binding upon and   inure to the benefit of Creditor, Pledge Holder and Pledgor and their respective heirs, personal representatives, successors and assigns; provided, however, that Pledgor may not assign its rights or delegate its duties hereunder without the prior written consent of Creditor.

(e) Cumulative Rights, etc. The respective rights, powers and remedies of Pledge Holder and Creditor under this Stock Pledge Agreement shall be in addition to all rights, powers and remedies given to Pledge Holder and/or Creditor by virtue of the Loan Agreement, the UCC, any applicable governmental rule or regulation or any other agreement, all of which rights, powers, and remedies shall be cumulative and may be exercised successively or concurrently without impairing Pledge Holder's or Creditor's lien in the Pledged Securities. Pledgor waives any right to require Pledge Holder to proceed against any Person or to exhaust any Pledged Securities or to pursue any remedy in Pledge Holder's power.

(f) Successors of Pledge Holder. In the event there is a vacancy in the office of Pledge Holder hereunder, Creditor shall designate as Pledge Holder hereunder an attorney or law firm duly licensed to practice law in the State of Nevada with offices in the State of Nevada, and cause such attorney or firm to execute and deliver this Agreement as Pledge Holder. Upon such designation, execution and delivery, the designee shall have and be entitled to exercise all of the rights, powers and privileges of the Pledge Holder under this Agreement.

(g) <u>Governing Law</u>. This Stock Pledge Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada.

(h) <u>Successor Pledge Holders</u>. Pledge Holder may resign by the giving of notice of such resignation in writing to Creditor and Pledgor. If Pledge Holder shall die, resign or become disqualified from acting in the execution of this Agreement, or if, for any reason, Creditor, in Creditor''s sole discretion and with or without cause, shall prefer to appoint a substitute Pledge Holder or multiple substitute Pledge Holders, or successive substitute Pledge Holders or successive multiple substitute Pledge Holders, to act instead of the Pledge Holder named in this Agreement, Creditor shall have full power to appoint a substitute Pledge Holder (or, if preferred by Creditor, multiple substitute Pledge Holders) in succession who shall succeed (and if multiple substitute Pledge Holders are appointed, each of such multiple substitute Pledge Holders shall succeed) to all the estates, rights, powers and duties of the Pledge Holder named in this Agreement. Such appointment may be executed by any authorized agent of Creditor, and such appointment shall be conclusively presumed to be executed with authority and shall be valid and sufficient without proof of any action by the members and/or managers of Creditor. Pledgor hereby ratifies and confirms any and all acts which the Pledge Holder named in this Agreement, or its successor or successors, shall do lawfully by virtue hereof. If multiple substitute Pledge Holders are appointed, each of such multiple substitute Pledge Holders shall be empowered and authorized to act alone without the necessity of the joinder of the other multiple substitute Pledge Holders, whenever any action or undertaking of such substitute Pledge Holders is requested or required under or pursuant to this Agreement or applicable law. Any prior election to act jointly or severally shall not prevent either or both of such multiple substitute Pledge Holders from subsequently executing, jointly or severally, any or all of the provisions hereof. Should any assignment, conveyance or other instrument of any nature be required from Pledgor by any Pledge Holder or substitute Pledge Holder to more fully and certainly vest in and confirm to Pledge Holder or substitute Pledge Holder such estates, rights, powers, and duties, then, upon request by Pledge Holder or substitute Pledge Holder, any and all such deeds, conveyances and instruments shall be made, executed and acknowledged by Pledgor. Any substitute Pledge Holder appointed pursuant to any of the provisions hereof shall, without any further act, assignment or conveyance, become vested with all the estates, properties, rights, powers, and trusts of its, his or her predecessor in the rights hereunder with like effect as if originally named as Pledge Holder herein; but nevertheless, upon the written request of Creditor or of the substitute Pledge Holder, the Pledge Holder ceasing to act shall execute and deliver any instrument transferring to such substitute Pledge Holder, upon the trusts herein expressed, all the estates, properties, rights, powers, and trusts of the Pledge Holder so ceasing to act, and shall duly assign, transfer and deliver all assets and moneys representing the Pledged Securities held by such Pledge Holder to the substitute Pledge Holder so appointed in such Pledge Holder''s place.

(i) <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be effective only upon delivery and thereafter shall be deemed an original, and all of which shall be taken to be one and the same instrument, for the same effect as if all parties hereto had signed the same signature page. Any signature page of this Agreement may be detached from any counterpart of this Agreement without impairing the legal effect of any signatures thereon and may be attached to another counterpart of this Agreement identical in form hereto but having attached to it one or more additional signature pages.

(j) <u>Fax Signatures</u>. Facsimiles of the execution pages of this Agreement shall be considered originals of such signatures. Upon request of a party, originals of any facsimile signatures shall be mailed by overnight delivery to the requesting party within one (1) day of such request.

IN WITNESS WHEREOF, Pledgor, Creditor and Pledge Holder have executed and delivered this Agreement as of the day and year first above written.

PLEDGOR:

BASIC CAPITAL MANAGEMENT, INC.,
a Nevada corporation

By: /S/ KARL L. BLAHA
        Karl L. Blaha
Title: President

CREDITOR:

SUNSET MANAGEMENT, LLC,
a Nevada limited liability company

By: /S/ SANDY MARR
        Sandy Marr
Title: Authorized Agent

PLEDGE HOLDER:

COMMONWEALTH LAND TITLE INSURANCE
COMPANY, a Pennsylvania corporation

By: /S/ JAMES P. LAZAR
        James P. Lazar, Authorized Agent

Exhibit 10.3

STOCK PLEDGE AND SECURITY AGREEMENT

THIS STOCK PLEDGE AND SECURITY AGREEMENT (the "Stock Pledge Agreement"), dated as of September 17, 2001, is executed by and among AMERICAN REALTY TRUST, INC., a Georgia corporation having an address at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 ("Pledgor"); SUNSET MANAGEMENT, LLC, a Nevada limited liability company having an address at 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada ("Creditor"); and COMMONWEALTH LAND TITLE INSURANCE COMPANY, a Pennsylvania corporation having an address at 5949 Sherry Lane, Suite 111, Dallas, Texas 75225 ("Pledge Holder").

RECITALS

A. Pledgor owns Four Hundred Seventy Two Thousand Ninety Seven (472,097) shares of the outstanding common stock of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI").

B. The Creditor is willing to make a loan (the "Loan") to Pledgor, ART Williamsburg, Inc., a Nevada corporation ("AWI") and certain other parties secured by, among other things, a pledge of the Stock (as hereinafter defined).

C. Pledgor will derive substantial benefit from the Loan.

D. It is a condition precedent to the closing of the Loan that Pledgor pledge and assign the Stock (as hereinafter defined) to Pledge Holder for the benefit of Creditor as security for the Obligations (as hereinafter defined).

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Pledgor, Creditor and Pledge Holder hereby agree as follows:

1. Definitions and Interpretation. When used in this Stock Pledge Agreement, the following terms shall have the following respective meanings:

"Obligations" shall mean (i) the payment by Pledgor to Creditor of all indebtedness now or hereafter owed to Creditor by Pledgor in connection with a Secured Promissory Note of even date herewith by Pledgor and other parties, as maker, to the order of Creditor, as holder, for the principal sum of $30,000,000 (the ""Note""), a Loan Agreement of even date herewith among Pledgor and certain other parties and Creditor (the ""Loan Agreement""), a Deed of Trust and Security Agreement of even date herewith from AWI, as Grantor, to Lawyers Title Realty Services, Inc., a Virginia corporation, as Trustee, for the benefit of Creditor (the "Deed of Trust"), encumbering, among other things, the fee interest of ART Williamsburg, Inc. in certain real property in the City of Williamsburg, Virginia, and improvements thereon, as more particularly described in the Deed of Trust, this Stock Pledge Agreement and all other documents executed by Pledgor and/or any other makers and/or guarantors of the Note to evidence or secure any indebtedness or obligations to Creditor in connection with the Loan (all of which documents together with the Note, Loan Agreement and this Pledge Agreement are hereinafter collectively referred to as the ""Loan Documents""), whether at stated maturity, by acceleration or otherwise, together with interest thereon, fees, late charges, expenses, indemnification or otherwise, in connection therewith and extensions, modifications and renewals thereof, and (ii) the performance by Pledgor of all other obligations and the discharge of all other liabilities of Pledgor to Creditor and Pledge Holder of every kind and character, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, joint, several and joint and several, created under this Stock Pledge Agreement or the other Loan Documents, as any of the same may be amended or supplemented from time to time, or under any other agreement in connection with the Loan to which Pledgor and Creditor are parties, (iii) any and all sums advanced by Creditor or Pledge Holder in order to preserve the Pledged Securities or preserve the security interest in the Pledged Securities (or the priority thereof) granted hereby, and (iv) the expenses of retaking, holding, preparing for sale, selling or otherwise disposing of or realizing on the Pledged Securities, of any proceeding for the collection or enforcement of any indebtedness, obligations or liabilities owed by Pledgor to Creditor or Pledge Holder referred to above, or of any exercise by Creditor or Pledge Holder of any of their respective rights hereunder, together with reasonable attorneys' fees and disbursements and court costs.

"Pledged Securities" shall have the meaning given to that term in Paragraph 2 hereof.

"Stock" shall mean the 472,097 shares of TCI that are being pledged and assigned to Pledge Holder under this Agreement and any additional shares of common stock of TCI that Pledgor may pledge and assign to Pledge Holder as agent for the benefit of Creditor under this Stock Pledge Agreement from time to time .

"UCC" shall mean the Uniform Commercial Code as the same may, from time to time, be in effect in the State of Nevada.

Unless otherwise defined herein, capitalized terms herein which are defined in the Loan Agreement shall have the meanings ascribed to them in the Loan Agreement, and all terms defined in the UCC shall have the respective meanings given to those terms in the UCC. To the extent the meanings given herein are inconsistent with those given in the Loan Agreement or UCC, the meanings given herein shall govern.

2. Pledge. As security for the Obligations, Pledgor hereby pledges and assigns to Pledge Holder, as agent solely of Creditor and for the sole benefit of Creditor, and grants to Pledge Holder and Creditor, for the benefit of Creditor, a security interest in all right, title and interests of Pledgor in and to the Stock and all proceeds thereof, including, without limitation, stock dividends, stock splits and other similar distributions thereon, all shares, obligations or securities into which said securities may be changed or which may be issued in lieu thereof and all amounts paid in cash or other property as ordinary or liquidating distributions or dividends or any other securities which hereafter may be pledged hereunder (all of which together with the Stock are hereinafter collectively referred to as the "Pledged Securities").

3. Representations and Warranties. Pledgor represents and warrants to Creditor and Pledge Holder that: (a) the execution, delivery and performance by Pledgor of this Stock Pledge Agreement are within the properly exercisable organizational power of Pledgor and have been duly authorized by all necessary actions on the part of Pledgor; (b) this Stock Pledge Agreement has been duly executed and delivered by Pledgor and constitutes a legal, valid and binding obligation of Pledgor, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general

application relating to or affecting the enforcement of creditors' rights generally and general principles of equity; (c) the execution, delivery and performance of this Stock Pledge Agreement do not (i) violate any requirement of law, regulation or statute, (ii) violate any provision of, or result in the breach or the acceleration of or entitle any Person to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, any indenture, mortgage, lien, lease, agreement, license, instrument, guaranty, or other document to which Pledgor is a party or by which Pledgor or its property is bound, or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of Pledgor (except such liens as may be created pursuant to this Stock Pledge Agreement); (d) no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or other Person (including, without limitation, TCI) is required in connection with the execution, delivery and performance by the Pledgor of this Stock Pledge Agreement; (e) Pledgor is the beneficial and record owner of the Stock and, in the case of after-acquired Pledged Securities, at the time Pledgor acquires rights in the Pledged Securities will be the beneficial and, in the case of capital stock, record owner thereof and no other Person has (or, in the case of after-acquired Pledged Securities, at the time Pledgor acquires rights therein, will have) any right, title, claim or interest (by way of lien or otherwise) in, against or to the Pledged Securities; (f) all of the Pledged Securities which are shares of capital stock are and such future Pledged Securities will be validly issued, fully paid and nonassessable securities of TCI; (g) upon transfer to Pledge Holder of all certificates representing the Stock, Pledge Holder (on behalf of Creditor) will have a first priority perfected security interest in the Stock; (h) in the case of all after-acquired Pledged Securities, at the time Pledgor acquires rights therein, Pledge Holder (on behalf of Creditor) will have a first priority perfected security interest in all such other Pledged Securities; (i) all information heretofore, herein or hereafter supplied in writing to Creditor, taken as a whole, by or on behalf of Pledgor with respect to the Stock does not contain and will not contain any untrue statements of a material fact and does not omit and will not omit to state any material fact necessary to make any information so supplied, in light of the circumstances under which they were supplied, not misleading; and (j) Pledgor's principal place of business is the address of Pledgor stated at the outset of this Agreement.

4. Covenants. Pledgor hereby agrees: (a) to perform all acts requested by Pledge Holder that are necessary to maintain, preserve, protect and perfect the Pledged Securities, the lien granted to Pledge Holder hereunder and the first priority of such lien; (b) promptly deliver to Pledge Holder all originals of certificates and other documents, instruments and agreements evidencing the Pledged Securities which are now held or hereafter received by Pledgor, together with such blank stock powers executed by Pledgor as Pledge Holder or Creditor may request from time to time; (c) to procure, execute and deliver from time to time any endorsements, assignments, financing statements and other documents, instruments and agreements and take other actions deemed necessary, as Pledge Holder or Creditor may request, to perfect, maintain and protect the lien on the Pledged Securities hereunder and the priority thereof; (d) to defend its title to or Pledge Holder's interest in the Pledged Securities; (e) to keep the Pledged Securities free of all liens except those created hereunder; (f) not to vote to enable, or take any other action to permit, TCI to take any action that would result in a default by Pledgor or event of default under the Loan Agreement; (g) to pay, and to save Pledge Holder and Creditor harmless from, any and all liabilities with respect to, or resulting from any delay by Pledgor in paying, any and all stamps, excise, sales or other similar taxes which may be payable or determined to be payable with respect to any of the Pledged Securities or in connection with any of the transactions contemplated by this Stock Pledge Agreement; (h) not to, without the written consent of the Creditor, sell, dispose of, transfer (directly or indirectly) or further encumber or covenant to sell, dispose of, transfer (directly or indirectly) or further encumber the Pledged Securities; and (i) to pay Pledge Holder's basic fees for acting as Pledge Holder hereunder. In addition, Pledgor shall pay Pledge Holder reasonable compensation for any unusual or extraordinary services required on the part of Pledge Holder in connection with this Agreement or the

Pledged Securities.

5. <u>Dividends and Voting Rights</u>. Before and after default, Pledge Holder shall be entitled to receive all dividends and distributions on or relating to the Pledged Securities, including, without limitation, all amounts paid in cash or other property as ordinary or liquidating dividends or distributions on account of the Pledged Securities and all stock dividends. All dividends and distributions received by Pledge Holder in accordance herewith shall become subject to all of the provisions hereof. So long as no Event of Default hereunder has occurred and is continuing and so long as the vote to be cast and/or corporate right to be exercised and/or other action to be taken would not, in the sole and absolute discretion of Creditor, (i) impair the value of the Pledged Securities, (ii) impair the liquidity, net worth or liquidation value of TCI, (iii) directly or indirectly decrease the proportion of the total voting shares or equity ownership of TCI represented by the Pledged Securities, or (iv) directly or indirectly result in a default or Event of Default under the Loan Agreement, then Pledgor shall be entitled to exercise any and all voting powers relating or pertaining to the Pledged Securities or any part thereof. Pledgor shall notify TCI to pay all dividends and other distributions to Pledge Holder until further notice from Creditor or Pledge Holder. In addition, Pledgor shall executed and deliver to TCI any additional documents reasonably requested or required by TCI or Creditor to assure that all payments and distributions are paid or made by TCI directly to the Pledge Holder. Pledgor shall, upon request of Creditor, execute and deliver from time to time one or more irrevocable proxies in favor of Creditor for the Stock and any other Pledged Securities designated by Creditor from time to time, consistent with this Agreement, all in form and substance reasonably satisfactory to Creditor.

6. <u>Default and Remedies</u>.

(a) <u>Event of Default</u>. The occurrence (whether as a result of acts or omissions by Pledgor, AWI, TCI or any other Person) of an Event of Default under the Loan Agreement (subject to such cure rights as may be expressly set forth in the Loan Agreement), whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body, shall constitute an "Event of Default" hereunder.

(b) <u>Voting Rights</u>. Upon the occurrence and during the continuance of any Event of Default hereunder, Pledge Holder may, upon notice to Pledgor, register all of Pledged Securities in the name of Pledge Holder or his nominee, for the benefit of Creditor, and Pledge Holder or his nominee may thereafter exercise (i) all voting, corporate and other rights pertaining to the Pledged Securities at any meeting of shareholders TCI or otherwise and (ii) any and all rights of conversion, exchange, subscription and any other rights, privileges or options pertaining to Pledged Securities as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Securities upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate structure of TCI, or upon the exercise by Pledgor or Pledge Holder of any right, privilege or option pertaining to the Pledged Securities, and in connection therewith, the right to deposit and deliver any and all of the Pledged Securities with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine), all without liability except to account for property actually received by it, but Pledge Holder shall have no duty to Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

(c) <u>Additional Remedies</u> . Upon the occurrence and during the continuance of an Event of Default, Pledge Holder and Creditor may exercise, in addition to all other rights and remedies granted in this Stock Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, any and all rights and remedies at law, including, without limitation, all rights and remedies of a secured party under the UCC. Without limiting the generality of the foregoing, Pledge Holder may, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind to or upon Pledgor, TCI or any other Person (except notice of time and place of sale and any other notice required by law and any notice referred to below) forthwith collect, receive, appropriate and realize upon thePledged Securities, or any part thereof, and/or may forthwith sell, assign, give option or options to purchase or otherwise dispose of and deliver the Pledged Securities or any part thereof (or contract to do any of theforegoing), in one or more parcels at public or private sale or sales, in the over-the-counter market, at any exchange, broker's board or office of Pledge Holder or elsewhere upon such terms and conditions as he may deem advisable and at such prices as he may deem commercially reasonable, for cash or on credit or for future delivery without assumption of any credit risk. Pledgor agrees that any private sales of the Pledged Securities may be made from time to time on such terms and conditions and subject to such r restrictions as Creditor or its counsel deems necessary or desirable to exempt such sale from any registration and/or prospectus delivery requirement of any federal or state securities laws, rules or regulations that might otherwise apply to an offer or sale of all or any part of the Pledged Securities, including, without limitation, drastically limiting the number of offerees and purchasers, limiting offerees and prospective purchasers to "accredited investors," requiring "investment letters" from purchasers, legending any stock certificates with an appropriate restrictive legend limiting their transferability as restricted securities, and placement of appropriate stop transfer instructions with the appropriate transfer agent. Pledgor agrees that all of the terms, conditions and restrictions referred to above and any additional terms, conditions or restrictions that Lender or its counsel deem necessary or desirable to assure that any "private placements" of the Pledged Securities or any part thereof (i.e., offers and sales without registration or delivery of a prospectus) are made in compliance with all applicable securities laws, rules and regulations, are and will be commercially reasonable. Any sale, as provided for herein, of Pledged Securities by Creditor or Pledge Holder may be adjourned from time to time by announcement at the time and place appointed for any such sale, and such sale may be made at the time and place to which the same shall be so adjourned unless otherwise provided by law. Creditor shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to have the Obligations credited toward any bid or bids designated by the Creditor and to purchase the whole or any part of the Pledged Securities so sold, free of any right or equity of redemption in Pledgor, which right or equity is hereby waived and released. Pledge Holder shall apply any proceeds from time to time held by him and the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred by Pledge Holder or Creditor in respect thereof or incidental to the care or safekeeping of any of the Pledged Securities or in any way relating to the Pledged Securities or the rights of Pledge Holder hereunder, including, without limitation, attorneys' fees and disbursements of counsel of Creditor and/or Pledge Holder, to the payment in whole or in part of the Obligations, in such order as Creditor may specify, and only after such application and after the payment by Pledge Holder of any other amount required by any provision of law, need Pledge Holder account for the surplus, if any, to Pledgor. To the extent permitted by applicable law, Pledgor waives all claims, damages and demands it may acquire against Pledge Holder and Creditor arising out of the exercise of any rights hereunder except as may arise solely from Pledge Holder's gross negligence or willful misconduct. If any notice of a proposed sale or other disposition of Pledged Securities shall be required by law, such notice shall be deemed reasonable and proper if given at least seven (7) business days before such sale or other disposition.

      7. <u>Authorized Actions</u>. Pledgor acknowledges that the Obligations hereunder may be supplemented, augmented and otherwise increased as a result of changes in the underlying obligations of

Pledgor or other parties under the Loan Documents. In that regard, Pledgor authorizes Creditor and/or Pledge Holder, in their discretion, without notice to Pledgor, irrespective of any change in the financial condition of Pledgor, TCI or any other Person, and without affecting or impairing in any way the liability of Pledgor hereunder, from time to time to (a) take and hold additional security for the payment or performance of the Obligations and exchange, enforce, waive or release any such additional security; (b) apply such additional security and direct the order or manner of sale thereof; (c) purchase such additional security at public or private sale; (d) upon the occurrence and during the continuance of an Event of Default, make any payments and do any other acts Pledge Holder shall deem necessary to protect the Creditor''s security interest in the Pledged Securities, including, without limitation, pay, purchase, contest or compromise any encumbrance, charge or lien which in the judgment of Pledge Holder or Creditor appears to be prior to or superior to the security interest granted hereunder, and appear in and defend any action or proceeding purporting to affect its security nbinterest in and/or the value of the Pledged Securities, and in exercising any such powers or authority, pay all expenses incurred in connection therewith, including reasonable attorneys' fees, and Pledgor hereby agrees it shall be bound by any such payment made or act taken by Pledge Holder or Creditor hereunder and shall reimburse Pledge Holder and/or Creditor for all payments made and expenses incurred, which amounts shall be secured under this Stock Pledge Agreement; provided, however, that Pledge Holder and Creditor shall have no obligation to make any of the foregoing payments or perform any of the foregoing acts; (e) otherwise exercise any right or remedy either of them may have against Pledgor, AWI, TCI or any guarantor of the Obligations or any part thereof or any security, including, without limitation, the right to foreclose upon any such security by judicial or nonjudicial sale; (f) settle, compromise with, release or substitute any one or more makers, endorsers or guarantors of the Obligations; and (g) assign the Obligations or this Stock Pledge Agreement in whole or in part.

8. <u>Waivers</u>. Pledgor waives (a) any right to require Pledge Holder or Creditor to (i) proceed against AWI, TCI or any other Person, (ii) proceed against or exhaust any security received from Pledgor, AWI or any other Person or (iii) pursue any other remedy in Creditor''s or Pledge Holder's power whatsoever; (b) any defense resulting from the absence, impairment or loss of any right of reimbursement or subrogation or other right or remedy of Pledgor against AWI or any other Person or any security, whether resulting from an election by Creditor or Pledge Holder to foreclose upon security by nonjudicial sale, or otherwise; (c) any setoff or counterclaim of AWI, TCI or any other Person or any defense which results from any disability or other defense of AWI, TCI or any other Person or the cessation or stay of enforcement from any cause whatsoever of the liability of AWI or any other Person; (d) any right to exoneration of sureties which would otherwise be applicable; (e) except to the extent prohibited by NRS 40.495, any right of subrogation or reimbursement and any right of contribution, and right to enforce any remedy which Pledge Holder or Creditor now has or may hereafter have against AWI, TCI or any other Person, and any benefit of, and any right to participate in, any security now or hereafter received by Creditor or Pledge Holder until the Obligations have been paid in full; (f) all presentments, demands for performance, notices of non-performance, protests, notice of dishonor, and notices of acceptance of the Stock Pledge Agreement and of the existence, creation or incurrence of new or additional Obligations; (g) the benefit of any statute of limitations (to the extent permitted by law) and (h) any right to be informed by Pledge Holder of the financial condition of AWI or any other Person or any change therein or any other circumstances bearing upon the risk of nonpayment or nonperformance of the Obligations. Pledgor has the ability and assumes the responsibility for keeping informed of the financial condition of AWI, TCI and all other Persons primarily or secondarily liable for payment or performance of the Obligations or any part thereof and of other circumstances affecting such nonpayment and nonperformance risks.

9. Limitations on Duties and Responsibilities. Pledge Holder's sole duty with respect to the custody, safekeeping and physical preservation of the Pledged Securities in his possession, under the UCC or otherwise, shall be to deal with the Pledged Securities in the same manner as Pledge Holder deals with similar securities and property for his own account and as would be dealt by a prudent person in the reasonable administration of his affairs, and no additional duties shall be inferred or implied hereby. Neither Pledge Holder nor any of his employees or agents shall be liable for failure to demand, collect or realize upon any of the Pledged Securities or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Pledged Securities upon the request of Pledgor or otherwise. Pledge Holder shall not be responsible for the genuineness of any certificate or signature and may rely conclusively upon and shall be protected when acting upon any notice, affidavit, request, consent, instruction, check or other instrument believed by him in good faith to be genuine or to be signed or presented by the proper person or duly authorized, or properly made. No amendment or modification of this Agreement or waiver of its terms shall affect the right and duties of the Pledge Holder unless his written consent thereto shall have been obtained. Pledge Holder shall not be required to institute or defend any action involving any matters referred to herein or which affects him or his duties or liabilities hereunder unless or until requested to do so by any party to this Agreement and then only upon receiving full indemnity, in character satisfactory to Pledge Holder, against any and all claims, liabilities and expenses in relation thereto. In the event of any dispute among the parties hereto with respect to the Pledge Holder or his duties, (i) Pledge Holder may act or refrain from acting in respect of any matter referred to herein in full reliance upon and by and with the advice of legal counsel selected by him and shall be fully protected in so acting or in refraining from acting upon the advice of such counsel, or (ii) Pledge Holder may refrain from acting until required to do so by an order of a court of competent jurisdiction.

10. Termination. This Stock Pledge Agreement shall terminate upon the satisfaction of all Obligations and Pledge Holder shall promptly thereafter, at Pledgor''s expense, deliver the Stock certificates held by him hereunder to Pledgor and Creditor and Pledge Holder shall, at Pledgor's expense, execute and deliver to Pledgor such documents as Pledgor shall reasonably request to evidence such termination.

11. Power of Attorney. Pledgor hereby appoints and constitutes Pledge Holder as Pledgor's attorney-in-fact for purposes of (a) collecting any Pledged Securities, (b) conveying any item of Pledged Securities to any purchaser thereof, and (c) making any payments or taking any acts under Paragraph 7 hereof. Pledge Holder's authority hereunder shall include, without limitation, the authority to endorse and negotiate, for Pledge Holder's own account, any checks or instruments in the name of Pledge Holder, to execute for receipt for any document, to transfer title to any item of Pledged Securities, and to take any other actions necessary or incident to the powers granted to Pledge Holder in this Stock Pledge Agreement. This power of attorney is coupled with an interest and is irrevocable by Pledgor.

12. Miscellaneous.

(a) Notices. Any notice to a party required or permitted hereunder shall be given in writing. The notice shall be deemed to have been given at the following times: (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the first business day after transmission and receipt if transmitted by electronic facsimile; (c) on the first business day after deposit if deposited with and accepted by an overnight express courier service for delivery the next business day; or (d) on the fourth business day after mailing if mailed to the party to whom notice is to be given by first class mail, postage prepaid, addressed to the party as follows:

To Creditor: Sunset Management, LLC
1055 East Tropicana Avenue, Suite 700
Las Vegas, Nevada 89119
Attention: Mr. Sandy Marr
Fax: (702) 434-1644

To Pledgor :   American Realty Trust, Inc.
1800 Valley View Lane
Suite 300
Dallas, Texas 75234
Attention: Mr. Robert Waldman
Fax: (469) 522-4299

With copy to:

Mr. Jay A. LaJone
Bennett, Weston & LaJone, P.C.
1750 Valley View Lane
Suite 120
Dallas, Texas 75234
Fax: (214) 373-6810

To Pledge Holder:

Commonwealth Land Title Insurance Company
5949 Sherry Lane, Suite 111
Dallas, Texas 75225
Attention: James P. Lazar
Fax: (214) 987-4202

(b) Nonwaiver. No failure or delay on Creditor''s or Pledge Holder's part in exercising any right hereunder shall operate as a waiver thereof or of any other right nor shall any single or partial exercise of any such right preclude any other further exercise thereof or of any other right.

(c) Amendments and Waivers. This Stock Pledge Agreement may not be amended or modified, nor may any of its terms be waived, except by written instruments signed by the party or parties against which enforcement thereof is sought. Each waiver or consent under any provision hereof shall be effective only in the specific instances for the purpose for which given.

(d) Assignment. This Stock Pledge Agreement shall be binding upon and   inure to the benefit of Creditor, Pledge Holder and Pledgor and their respective heirs, personal representatives, successors and assigns; provided, however, that Pledgor may not assign its rights or delegate its duties hereunder without the prior written consent of Creditor.

(e) Cumulative Rights, etc. The respective rights, powers and remedies of Pledge Holder and Creditor under this Stock Pledge Agreement shall be in addition to all rights, powers and remedies given to Pledge Holder and/or Creditor by virtue of the Loan Agreement, the UCC, any applicable governmental rule or regulation or any other agreement, all of which rights, powers, and remedies shall be cumulative and may be exercised successively or concurrently without impairing Pledge Holder's or

Creditor''s lien in the Pledged Securities. Pledgor waives any right to require Pledge Holder to proceed against any Person or to exhaust any Pledged Securities or to pursue any remedy in Pledge Holder's power.

(f) <u>Successors of Pledge Holder</u>. In the event there is a vacancy in the office of Pledge Holder hereunder, Creditor shall designate as Pledge Holder hereunder an attorney or law firm duly licensed to practice law in the State of Nevada with offices in the State of Nevada, and cause such attorney or firm to execute and deliver this Agreement as Pledge Holder. Upon such designation, execution and delivery, the designee shall have and be entitled to exercise all of the rights, powers and privileges of the Pledge Holder under this Agreement.

(g) <u>Governing Law</u>. This Stock Pledge Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada.

(h) <u>Successor Pledge Holders</u>. Pledge Holder may resign by the giving of notice of such resignation in writing to Creditor and Pledgor. If Pledge Holder shall die, resign or become disqualified from acting in the execution of this Agreement, or if, for any reason, Creditor, in Creditor''s sole discretion and with or without cause, shall prefer to appoint a substitute Pledge Holder or multiple substitute Pledge Holders, or successive substitute Pledge Holders or successive multiple substitute Pledge Holders, to act instead of the Pledge Holder named in this Agreement, Creditor shall have full power to appoint a substitute Pledge Holder (or, if preferred by Creditor, multiple substitute Pledge Holders) in succession who shall succeed (and if multiple substitute Pledge Holders are appointed, each of such multiple substitute Pledge Holders shall succeed) to all the estates, rights, powers and duties of the Pledge Holder named in this Agreement. Such appointment may be executed by any authorized agent of Creditor, and such appointment shall be conclusively presumed to be executed with authority and shall be valid and sufficient without proof of any action by the members and/or managers of Creditor. Pledgor hereby ratifies and confirms any and all acts which the Pledge Holder named in this Agreement, or its successor or successors, shall do lawfully by virtue hereof. If multiple substitute Pledge Holders are appointed, each of such multiple substitute Pledge Holders shall be empowered and authorized to act alone without the necessity of the joinder of the other multiple substitute Pledge Holders, whenever any action or undertaking of such substitute Pledge Holders is requested or required under or pursuant to this Agreement or applicable law. Any prior election to act jointly or severally shall not prevent either or both of such multiple substitute Pledge Holders from subsequently executing, jointly or severally, any or all of the provisions hereof. Should any assignment, conveyance or other instrument of any nature be required from Pledgor by any Pledge Holder or substitute Pledge Holder to more fully and certainly vest in and confirm to Pledge Holder or substitute Pledge Holder such estates, rights, powers, and duties, then, upon request by Pledge Holder or substitute Pledge Holder, any and all such deeds, conveyances and instruments shall be made, executed and acknowledged by Pledgor. Any substitute Pledge Holder appointed pursuant to any of the provisions hereof shall, without any further act, assignment or conveyance, become vested with all the estates, properties, rights, powers, and trusts of its, his or her predecessor in the rights hereunder with like effect as if originally named as Pledge Holder herein; but nevertheless, upon the written request of Creditor or of the substitute Pledge Holder, the Pledge Holder ceasing to act shall execute and deliver any instrument transferring to such substitute Pledge Holder, upon the trusts herein expressed, all the estates, properties, rights, powers, and trusts of the Pledge Holder so ceasing to act, and shall duly assign, transfer and deliver all assets and moneys representing the Pledged Securities held by such Pledge Holder to the substitute Pledge Holder so appointed in such Pledge Holder''s place.

(i) <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be effective only upon delivery and thereafter shall be deemed an original, and all of which shall be taken to be one and the same instrument, for the same effect as if all parties hereto had signed the same signature page. Any signature page of this Agreement may be detached from any counterpart of this Agreement without impairing the legal effect of any signatures thereon and may be attached to another counterpart of this Agreement identical in form hereto but having attached to it one or more additional signature pages.

(j) <u>Fax Signatures</u>.   Facsimiles of the execution pages of this Agreement shall be considered originals of such signatures. Upon request of a party, originals of any facsimile signatures shall be mailed by overnight delivery to the requesting party within one (1) day of such request.

IN WITNESS WHEREOF, Pledgor, Creditor and Pledge Holder have executed and delivered this Agreement as of the day and year first above written.

PLEDGOR:

AMERICAN REALTY TRUST, INC.,
a Georgia corporation

By: /S/ KARL L. BLAHA
        Karl L. Blaha
Title: President

CREDITOR:

SUNSET MANAGEMENT, LLC,
a Nevada limited liability company

By: /S/ SANDY MARR
        Sandy Marr
Title: Authorized Agent

PLEDGE HOLDER:

COMMONWEALTH LAND TITLE INSURANCE
COMPANY, a Pennsylvania corporation

By: /S/ JAMES P. LAZAR
        James P. Lazar, Authorized Agent

Exhibit 10.4

February 25, 2002

Commonwealth Land Title Insurance Company
5949 Sherry Lane, Suite 111
Dallas, Texas 75225
Attention: James P. Lazar
Fax: (214) 987-4202

Re: Stock Pledge and Security Agreement dated as of September 17, 2001 among American Realty Trust, Inc. ("Pledgor"); Sunset Management, LLC ("Creditor"); and Commonwealth Land Title Insurance Company ("Pledge Holder") (the "Stock Pledge Agreement")

Gentlemen:

Capitalized terms in this letter have the same meanings ascribed to them in the Stock Pledge Agreement.

Pledgor has agreed to pledge 150,000 additional shares of TCI under the Stock Pledge Agreement as additional collateral for the Obligations in order to comply in part with certain requirements of the Loan Agreement. Accordingly, Pledgor hereby pledges and assigns to Pledge Holder as agent solely for Creditor and for the sole benefit of Creditor, and hereby grants to Pledge Holder and Creditor, for the benefit of Creditor, a security interest in all right, title and interests of Pledgor in and to 150,000 additional shares of common stock of TCI. These additional shares are and shall be deemed for all purposes to be part of the Stock and shall be subject to all of the provisions of the Stock Pledge Agreement.

Very truly yours,

AMERICAN REALTY TRUST, INC.,
a Georgia corporation

By: /S/ MARK W. BRANTGAN
        Mark W. Brantgan
Title: EVP

By its execution of this letter agreement below, Pledge Holder hereby accepts the foregoing pledge as agent for Creditor and hereby acknowledges receipt of the three stock certificates identified in Exhibit A attached hereto, each representing 50,000 shares of common stock of TCI, that have been endorsed in blank by Pledgor, together with three blank stock powers that have been executed by Pledgor.

COMMONWEALTH LAND TITLE INSURANCE
COMPANY, a Pennsylvania corporation

By: /S/ JAMES P. LAZAR
James P. Lazar, Authorized Agent

By its execution of this letter agreement below, Creditor hereby accepts the aforementioned pledge without prejudice to its rights to require the pledge of additional shares and compliance with all of the other provisions of the Loan Documents.

SUNSET MANAGEMENT, LLC,
a Nevada limited liability company

By: /S/ SANDY MARR
            Sandy Marr
Title: Authorized Agent

Exhibit A to Letter Agreement

Certificate Number	Number of Shares

Exhibit 10.5

IRREVOCABLE PROXY

The undersigned, EQK HOLDINGS, INC., a Nevada corporation (the "Undersigned"), hereby irrevocably appoints SUNSET MANAGEMENT, LLC, a Nevada limited liability company (the "Proxy Holder"), proxy for the Undersigned, to appear and vote 2,129,701 shares of common stock, par value $ .01 per share (the "Common Stock"), of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") pursuant to a Stock Pledge and Security Agreement dated as of September 17, 2001 among the Undersigned, as Pledgor, Proxy Holder, as Creditor, and Commonwealth Land Title Insurance Company, as Pledge Holder (the "Pledge Agreement"), together with any other shares of any class of TCI that may be received as a stock dividend thereon or that may result from a stock split or combination affecting the Common Stock of TCI, to the same extent which the Undersigned would be entitled to vote if personally present, at any special meeting or annual meeting of stockholders of TCI, and at any adjournments thereof and including any action taken by written consent of stockholders.

This proxy is an irrevocable proxy coupled with an interest. This proxy is intended to confer the voting rights on the Proxy Holder conferred by the Pledge Agreement and by Section 352(2) of Article 78 of the Nevada Revised Statutes. The Undersigned covenants and agrees to execute all such further documents and instruments, including without limitation, specific written consents of stockholders and replacements renewing this proxy, throughout the term of this power at the request of TCI.

This proxy shall expressly be binding upon the successors and assigns of the Undersigned.

This proxy shall be effective until the earlier of: (i) the seventh anniversary of the date of this proxy; or (ii) the date on which the Loan (as defined in the Pledge Agreement) has been paid in full.

By its acceptance of this irrevocable proxy, Proxy Holder agrees that so long as no Event of Default (as defined in the Pledge Agreement) has occurred and is continuing and so long as the vote to be cast and/or corporate right to be exercised and/or other action to be taken would not, in the sole and absolute discretion of Proxy Holder, (i) impair the value of the Common Stock, (ii) impair the liquidity, net worth or liquidation value of TCI, (iii) directly or indirectly decrease the proportion of the total voting shares or equity ownership of TCI represented by the Common Stock, or (iv) directly or indirectly result in a default or Event of Default under the Loan Agreement dated as of September 17, 2001 among AMERICAN REALTY TRUST, INC., a Georgia corporation, ART WILLIAMSBURG, INC., a Nevada corporation, BASIC CAPITAL MANAGEMENT, INC., a Nevada corporation, EQK HOLDINGS, INC., a Nevada corporation, and SUNSET MANAGEMENT, LLC, a Nevada limited liability company, then the Undersigned shall be entitled to exercise any and all voting powers relating or pertaining to the Common Stock or any part thereof. In order to give effect to the preceding sentence, Proxy Holder shall have the right and power to delegate voting rights under this proxy to, and to designate the Undersigned or one or more designees of the Undersigned as a party authorized to vote the Common Stock on a particular matter if Proxy Holder has determined that the Undersigned (as distinguished from the Proxy Holder) is entitled to vote on the matter pursuant to the preceding sentence.

IN WITNESS WHEREOF, the undersigned has executed this, irrevocable proxy this 7th day of June 2002.

                                         EQK HOLDINGS, INC.
a Nevada corporation

By: /S/ ROBERT A. WALDMAN
         Robert A. Waldman
Title: Secretary

Exhibit 10.6

IRREVOCABLE PROXY

The undersigned, BASIC CAPITAL MANAGEMENT, INC., a Nevada corporation (the "Undersigned"), hereby irrevocably appoints SUNSET MANAGEMENT, LLC, a Nevada limited liability company (the "Proxy Holder"), proxy for the Undersigned, to appear and vote 920,507 shares of common stock, par value $ .01 per share (the "Common Stock"), of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") pursuant to a Stock Pledge and Security Agreement dated as of September 17, 2001 among the Undersigned, as Pledgor, Proxy Holder, as Creditor, and Commonwealth Land Title Insurance Company, as Pledge Holder (the "Pledge Agreement"), together with any other shares of any class of TCI that may be received as a stock dividend thereon or that may result from a stock split or combination affecting the Common Stock of TCI, to the same extent which the Undersigned would be entitled to vote if personally present, at any special meeting or annual meeting of stockholders of TCI, and at any adjournments thereof and including any action taken by written consent of stockholders.

This proxy is an irrevocable proxy coupled with an interest. This proxy is intended to confer the voting rights on the Proxy Holder conferred by the Pledge Agreement and by Section 352(2) of Article 78 of the Nevada Revised Statutes. The Undersigned covenants and agrees to execute all such further documents and instruments, including without limitation, specific written consents of stockholders and replacements renewing this proxy, throughout the term of this power at the request of TCI.

This proxy shall expressly be binding upon the successors and assigns of the Undersigned.

This proxy shall be effective until the earlier of: (i) the seventh anniversary of the date of this proxy; or (ii) the date on which the Loan (as defined in the Pledge Agreement) has been paid in full.

By its acceptance of this irrevocable proxy, Proxy Holder agrees that so long as no Event of Default (as defined in the Pledge Agreement) has occurred and is continuing and so long as the vote to be cast and/or corporate right to be exercised and/or other action to be taken would not, in the sole and absolute discretion of Proxy Holder, (i) impair the value of the Common Stock, (ii) impair the liquidity, net worth or liquidation value of TCI, (iii) directly or indirectly decrease the proportion of the total voting shares or equity ownership of TCI represented by the Common Stock, or (iv) directly or indirectly result in a default or Event of Default under the Loan Agreement dated as of September 17, 2001 among AMERICAN REALTY TRUST, INC., a Georgia corporation, ART WILLIAMSBURG, INC., a Nevada corporation, BASIC CAPITAL MANAGEMENT, INC., a Nevada corporation, EQK HOLDINGS, INC., a Nevada corporation, and SUNSET MANAGEMENT, LLC, a Nevada limited liability company, then the Undersigned shall be entitled to exercise any and all voting powers relating or pertaining to the Common Stock or any part thereof. In order to give effect to the preceding sentence, Proxy Holder shall have the right and power to delegate voting rights under this proxy to, and to designate the Undersigned or one or more designees of the Undersigned as a party authorized to vote the Common Stock on a particular matter if Proxy Holder has determined that the Undersigned (as distinguished from the Proxy Holder) is entitled to vote on the matter pursuant to the preceding sentence.

IN WITNESS WHEREOF, the undersigned has executed this, irrevocable proxy this 7th day of June 2002.

BASIC CAPITAL MANAGEMENT, INC.
a Nevada corporation

By: /S/ ROBERT A. WALDMAN
      Robert A. Waldman
Title: Senior Vice President

Exhibit 10.7

IRREVOCABLE PROXY

The undersigned, AMERICAN REALTY TRUST, INC., a Georgia corporation (the "Undersigned"), hereby irrevocably appoints SUNSET MANAGEMENT, LLC, a Nevada limited liability company (the "Proxy Holder"), proxy for the Undersigned, to appear and vote 622,907 shares of common stock, par value $ .01 per share (the "Common Stock"), of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") pursuant to a Stock Pledge and Security Agreement dated as of September 17, 2001 among the Undersigned, as Pledgor, Proxy Holder, as Creditor, and Commonwealth Land Title Insurance Company, as Pledge Holder (the "Pledge Agreement"), together with any other shares of any class of TCI that may be received as a stock dividend thereon or that may result from a stock split or combination affecting the Common Stock of TCI, to the same extent which the Undersigned would be entitled to vote if personally present, at any special meeting or annual meeting of stockholders of TCI, and at any adjournments thereof and including any action taken by written consent of stockholders.

This proxy is an irrevocable proxy coupled with an interest. This proxy is intended to confer the voting rights on the Proxy Holder conferred by the Pledge Agreement and by Section 352(2) of Article 78 of the Nevada Revised Statutes. The Undersigned covenants and agrees to execute all such further documents and instruments, including without limitation, specific written consents of stockholders and replacements renewing this proxy, throughout the term of this power at the request of TCI.

This proxy shall expressly be binding upon the successors and assigns of the Undersigned.

This proxy shall be effective until the earlier of: (i) the seventh anniversary of the date of this proxy; or (ii) the date on which the Loan (as defined in the Pledge Agreement) has been paid in full.

By its acceptance of this irrevocable proxy, Proxy Holder agrees that so long as no Event of Default (as defined in the Pledge Agreement) has occurred and is continuing and so long as the vote to be cast and/or corporate right to be exercised and/or other action to be taken would not, in the sole and absolute discretion of Proxy Holder, (i) impair the value of the Common Stock, (ii) impair the liquidity, net worth or liquidation value of TCI, (iii) directly or indirectly decrease the proportion of the total voting shares or equity ownership of TCI represented by the Common Stock, or (iv) directly or indirectly result in a default or Event of Default under the Loan Agreement dated as of September 17, 2001 among AMERICAN REALTY TRUST, INC., a Georgia corporation, ART WILLIAMSBURG, INC., a Nevada corporation, BASIC CAPITAL MANAGEMENT, INC., a Nevada corporation, EQK HOLDINGS, INC., a Nevada corporation, and SUNSET MANAGEMENT, LLC, a Nevada limited liability company, then the Undersigned shall be entitled to exercise any and all voting powers relating or pertaining to the Common Stock or any part thereof. In order to give effect to the preceding sentence, Proxy Holder shall have the right and power to delegate voting rights under this proxy to, and to designate the Undersigned or one or more designees of the Undersigned as a party authorized to vote the Common Stock on a particular matter if Proxy Holder has determined that the Undersigned (as distinguished from the Proxy Holder) is entitled to vote on the matter pursuant to the preceding sentence.

IN WITNESS WHEREOF, the undersigned has executed this, irrevocable proxy this 7th day of June 2002.

AMERICAN REALTY TRUST, INC.
a Georgia corporation

By: /S/ ROBERT A. WALDMAN
        Robert A. Waldman
Title: Senior Vice President

Exhibit 10.8

SECURED PROMISSORY NOTE

$30,000,000   September 17, 2001

FOR VALUE RECEIVED, at the times hereinafter stated, the undersigned EQK HOLDINGS, INC., a Nevada corporation, AMERICAN REALTY TRUST, INC., a Georgia corporation, BASIC CAPITAL MANAGEMENT, INC., a Nevada corporation, and ART WILLIAMSBURG, INC., a Nevada corporation (collectively, the "Borrower") jointly and severally promise to pay to SUNSET MANAGEMENT, LLC, a Nevada limited liability company, or order (the "Lender"), at 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada 89119, or at such other place as the holder hereof may from time to time designate in writing, in legal tender of the United States of America, the principal sum of THIRTY MILLION DOLLARS ($30,000,000), or so much thereof as may have been advanced by Lender from time to time (the "Loan"), with interest from the date or dates of disbursement on the unpaid principal balance from time to time outstanding, at the rate of twenty-four percent (24%) per annum (the "Base Interest Rate") on the Base Loan (as hereinafter defined) and at the rate of twenty percent (20%) per annum (the "Auxiliary Interest Rate") on the Auxiliary Loan (as hereinafter defined). All interest shall be computed on the basis of a 360-day year and actual days elapsed.

The term "Base Loan" means and refers to all principal, interest and other sums due under this Note other than the Auxiliary Loan. The term "Auxiliary Loan" initially means and refers to a sum equal to TEN MILLION FIVE HUNDRED THOUSAND DOLLARS ($10,500,000) of principal of the Loan. Any partial payments or prepayments that reduce the outstanding principal balance of the Loan shall first be applied to reduction of the Base Loan.

Interest shall accrue and be payable to Lender on demand on all fees, costs and advances due and payable to Lender and on all unpaid interest due and payable to Lender.

Interest shall be due in monthly installments commencing on the fifteenth day of October, 2001, and on the same day of each and every successive month thereafter until the first anniversary of the date of this Note, upon which date the entire unpaid balance of principal and any accrued interest shall be paid in full (the "Maturity Date").

This Note is secured by, among other instruments, a Deed of Trust and Security Agreement (the "Deed of Trust") of even date herewith from ART Williamsburg, Inc., as Grantor, to Lawyers Title Realty Services, Inc., a Virginia corporation, as Trustee, for the benefit of Lender, encumbering, among other things, the fee interest of ART Williamsburg, Inc. in certain real property in the City of Williamsburg, Virginia, and improvements thereon, as more particularly described in the Deed of Trust (the "Property").

Borrower shall have the right to prepay the Loan without penalty in whole or in part upon not less than one (1) days prior written notice to Lender; provided, however, that no partial prepayment shall be permitted unless the partial prepayment is in an integral multiple of $1,000,000 or more. Upon any such prepayment, Borrower shall also pay all accrued interest. All payments on this Note shall be applied first to fees, costs, and advances due and payable to Lender under this Note or under any of the other documents evidencing or securing the Loan; second to the payment of accrued interest; third to the payment of principal of the Base Loan; and the balance to the payment of principal representing the Auxiliary Loan.

If any fees, costs, expenses or advances are due and payable to Lender under this Note or any of the other documents evidencing or securing the Loan, such fees, costs and advances shall bear interest at the Default Rate (as hereinafter defined). If interest is unpaid, it shall bear interest at the Default Rate (as hereinafter defined). Accrued and unpaid interest shall be compounded monthly. Borrower acknowledges that the foregoing, and other provisions of this Note, shall result in compounding of interest on a monthly basis and Borrower agrees thereto pursuant to the provisions of Nevada Revised Statutes 99.050.

Borrower agrees with Lender that it would be extremely difficult or impracticable to fix the actual damages of Lender in the event that any payment of interest or principal hereunder shall not be paid when due and that Lender will incur extra administrative expenses and loss of use of funds; therefore, Borrower agrees to pay Lender, in the event a payment of interest or principal is not made within five (5) days after the date it is due, an additional amount equal to ten percent (10%) of such late payment. Nothing in this Note shall be construed as an express or implied agreement by Lender to forbear in the collection of any delinquent payment, or be construed as in any way giving the Borrower the right, express or implied, to fail to make timely payments hereunder, whether upon payment of such damages or otherwise. The right of the holder hereof to receive payment of such damages, and receipt thereof, are without prejudice to the right of such holder to accrue and charge interest on the delinquent payments from the due date thereof; to collect such delinquent payments and any other amounts provided to be paid hereunder or under any security for this Note; or to declare a default hereunder or under any security for this Note.

Failure to make any payment of principal and/or interest or to otherwise perform hereunder or under any other promissory note executed, or to be executed, by Borrower in favor of Lender, or an Event of Default by Borrower under the terms of the Deed of Trust, or a default by Borrower under any other agreement or instrument evidencing or securing the indebtedness evidenced hereby, or any other obligations of Borrower to the holder hereof, shall constitute a default hereunder and shall, at Lender''s option, cause all of the unpaid principal of this Note, with interest accrued thereon and any other sums due under the Deed of Trust or other instruments, to become immediately due and payable.

Upon default hereunder, whether or not there is an acceleration of the maturity of the Loan, all amounts then unpaid under this Note, the Deed of Trust or any other instrument evidencing or securing the Loan, any accrued and unpaid interest payable to Lender from time to time and any unpaid fees, costs, expenses or advances payable to Lender from time to time, whether due and owing at the time of default or at any time thereafter, shall bear interest after the date of default at the rate of twenty eight percent (28%) per annum (the ""Default Rate""). Delay or failure to exercise any option or right shall not constitute a waiver of the right to exercise same at any time thereafter or in the event of any continuing or subsequent default.

The acceptance of any payment hereunder which is less than payment of all amounts then due and payable shall not constitute a waiver of any of the rights or options of the holder hereof or to the exercise of those rights and options at the time of such acceptance or at any subsequent time. Principal, interest and other sums shall be payable by Borrower in lawful money of the United States of America in immediately available funds free and clear of, and without deduction for, any present or future taxes, withholdings or costs or reserves. No payment shall be deemed to have been received by Lender unless it consists of cash or other immediately available funds or until the proceeds of any check have been received by Lender in immediately available funds. Any payment received after noon on a day shall not be deemed to have been received until the next business day.

In the event that suit is brought hereon, or any attorney is employed or expenses are incurred by Lender in connection with the Loan whether or not any suit, proceeding or any judicial or non-judicial foreclosure proceeding is commenced, Borrower promises to pay all such expenses and reasonable attorneys' fees, including, without limitation, any attorneys' fees incurred in any bankruptcy proceeding.

This Note shall be construed and enforced in accordance with the internal laws of the State of Nevada, except to the extent pre-empted by federal law. Borrower agrees that Lender shall have the rights and remedies available to a creditor under the laws of the State of Nevada. Borrower consents to the personal jurisdiction of the appropriate state or federal court located in Las Vegas, Nevada.

No waiver by Lender of any right or remedy shall be effective unless in writing and signed by Lender, and no such waiver, on any occasion, shall be construed as a waiver on any other occasion. Borrower waives any right of offset now or hereafter existing against the holder hereof.

In the event that this Note is executed by two or more persons or entities as Borrower, the liability of such persons or entities for the amounts due hereunder shall be joint and several.

Each maker, endorser and guarantor jointly and severally and to the extent permitted by law waives notice of intent to accelerate, acceleration, demand, presentment for payment, protest and notice of protest and non-payment of this Note; waives any and all lack of diligence or delays in the collection or enforcement hereof; and expressly agrees to remain and continue bound for the payment of the principal, interest and other sums provided for by the terms of this Note, Deed of Trust or any other document evidencing or securing the Loan, notwithstanding any extension of time for the payment of said principal or interest or other sum, or any change in the amount agreed to be paid under this Note, Deed of Trust or any other document evidencing or securing the Loan, or any change by way of release or surrender, exchange or substitution for any real estate security or other collateral security now held or which may hereafter be held as security for this Note, and waives all and every kind of notice of such extension or change, and agrees that the same may be made without notice to or joinder of Borrower or any other party.

In the event that the interest of Borrower in the Property encumbered by the Deed of Trust, or any part thereof, or any interest therein is sold, agreed to be sold, optioned, conveyed, alienated, encumbered or otherwise transferred by Borrower, voluntarily or involuntarily, whether by operation of law or otherwise, the obligations hereunder, irrespective of the maturity dates expressed herein, without demand or notice, shall immediately become due and payable. In the event that this Note becomes immediately due and payable pursuant to this paragraph, then, unless indicated otherwise in writing by the holder hereof, Borrower shall remain primarily liable for the obligations hereunder, under the Deed of Trust and under any other instrument securing this Note or executed in connection herewith. This provision shall apply to each and every sale, transfer, encumbrance or conveyance, regardless of whether or not the holder has consented to, or waived, holder's rights hereunder, whether by action or non-action, in connection with any previous sale, transfer, encumbrance or conveyance and whether or not the holder has received any payments after such event. A sale, assignment or transfer of any of the capital stock of ART Williamsburg, Inc. or the sale, assignment or transfer of any additional capital stock or ownership interests in ART Williamsburg, Inc. shall be deemed to be a sale of an interest of Borrower in a portion of the Property for purposes of this paragraph.

Any provision herein, or in any document securing this Note, or in any other document executed or delivered in connection herewith, or in any other agreement or commitment, whether written or oral, express or implied, to the contrary notwithstanding, neither Lender nor any holder of this Note shall ever be entitled to receive or collect, nor may amounts received hereunder be credited, in such a manner that Lender or any holder hereof would be paid, as interest, a sum greater than the maximum amount permitted by Applicable Law to be charged to the person, partnership, firm or corporation primarily obligated to pay this Note at the time in question (hereinafter called the "Maximum Rate""). If any construction of this Note or any document securing this Note, or any and all other papers, agreements or commitments, shall indicate a different right given to Lender or any holder hereof to ask for, demand or receive any larger sum as interest, such is a mistake in calculation or wording which this clause shall override and control, it being the intention of the parties that this Note, and all other instruments securing the payment of this Note or executed or delivered in connection herewith, shall in all things comply with Applicable Law and that proper adjustments shall automatically be made accordingly. If Lender or any holder hereof ever receives, collects or applies as interest any turn in excess of the Maximum Rate, such excess amount shall be applied to the reduction of the unpaid principal balance of this Note, and if this Note is paid in full, any remaining excess shall be paid to Borrower. In determining whether the interest paid or payable, under any specific contingency, exceeds the Maximum Rate, Borrower and Lender or any holder of this Note shall, to the maximum extent permitted under Applicable Law, characterize any non-principal payment as an expense or fee rather than as interest, exclude voluntary prepayments and the effects thereof, and "allocate and spread" the total amount of interest throughout the entire term of this Note so that the interest rate is uniform throughout the entire term of this Note; provided, that if this Note is paid and performed in full prior to the end of the full contemplated term hereof, and if the interest received for the actual period of existence thereof exceeds the interest permitted at the Maximum Rate, Lender or any holder hereof shall refund to Borrower the amount of such excess or return any consideration or credit the amount of such excess against the aggregate unpaid principal balance of all advances made by Lender or any holder hereof under this Note at the time in question.

Borrower states that this Note is good, valid, and in all respects free from all defenses, both in law and in equity, and that any person relying on said instruments or otherwise acquiring any interest therein may do so in reliance upon the truth of the matters herein recited.

THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

> EQK HOLDINGS, INC.,
> a Nevada corporation
>
> By:/S/ KARL L. BLAHA
>   Karl L. Blaha
> Title: President
>
>
> ART WILLIAMSBURG, INC.,
> a Nevada corporation
>
> By: /S/ KARL L. BLAHA
>   Karl L. Blaha
> Title: President

BASIC CAPITAL MANAGEMENT, INC.,
a Nevada corporation

By: /S/ KARL L. BLAHA
      Karl L. Blaha
Title: President

AMERICAN REALTY TRUST, INC.,
a Georgia corporation

By: /S/ KARL L. BLAHA
      Karl L. Blaha
Title: President

Exhibit 10.9

LOAN AGREEMENT

This Loan Agreement, dated as of September 17, 2001, is entered into by and among AMERICAN REALTY TRUST, INC., a Georgia corporation ("ART"), ART WILLIAMSBURG, INC., a Nevada corporation ("AWI"), BASIC CAPITAL MANAGEMENT, INC., a Nevada corporation ("BCM"), EQK HOLDINGS, INC., a Nevada corporation ("EQK"), and SUNSET MANAGEMENT, LLC, a Nevada limited liability company ("Lender").

SECTION 1:   DEFINITIONS AND ACCOUNTING TERMS.

1.1   Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth respectively after each:

"Agreement" means this Loan Agreement.

"ART Stock Pledge Agreement" means the Stock Pledge and Security Agreement of even date herewith among ART, Sunset and Pledge Holder relating to the assignment of 472,097 TCI Shares.

"Auxiliary Loan" means a component of the Loan in an amount equal to TEN MILLION FIVE HUNDRED THOUSAND DOLLARS ($10,500,000) of principal of the Loan.

"Auxiliary Interest Rate" means an interest rate of twenty percent (20%) per annum.

"Base Loan" means and refers to all principal, interest and other sums due to Lender in connection with the Loan other than portion of the Loan represented by the Auxiliary Loan.

"Base Interest Rate" means an interest rate of twenty four percent (24%) per annum.

"BCM Stock Pledge Agreement" means the Stock Pledge and Security Agreement of even date herewith among BCM, Sunset and Pledge Holder relating to the assignment of 920,507 TCI Shares.

"Borrowers" refer collectively to EQK, ART, AWI and BCM.

"Business Day" means any weekday on which banks in the State of Nevada are open for business.

"Closing" means the initial closing of the transactions contemplated by this Agreement.

"Deed of Trust" means the Deed of Trust and Security Agreement of even date herewith executed by AWI in favor of Lender with respect to the Property either as originally executed or as it may from time to time be supplemented, modified or amended.

"Default Rate" means an interest rate of twenty-eight percent (28%) per annum.

"Disbursement" means the initial disbursement of loan proceeds by the Lender to the Title Company pursuant to this Agreement.

"Disbursement Agent" means the Title Company.

"Effective Date" means the date of this Agreement.

"EQK Stock Pledge Agreement" means the Stock Pledge and Security Agreement of even date herewith among BCM, Sunset and Pledge Holder relating to the assignment of 2,129,701 TCI Shares.

"Events of Default" means each of those events so designated in Section 7.1 of this Agreement.

"Existing Loan" means the loan made by Lender to EQK and AWI on or about June 29, 2001 in the original principal amount of $10,309,278.35.

"Financing Statement" means a UCC financing statement in favor of Lender.

"Governmental Agency" means any governmental or quasi-governmental agency, authority, board, bureau, commission, department, instrumentality or public body.

"Guarantors" means, collectively, American Realty Investors, Inc., a Nevada corporation ("ARI"), Syntek West, Inc., a Nevada corporation ("SWI"), Triad Realty Services, Ltd., a Nevada limited liability company ("TRS") and Regis Realty, Inc., a Nevada corporation ("RRI").

"Guarantee" means each of the Guarantees executed by the Guarantors in favor of Lender, either as originally executed or as it may from time to time be supplemented, modified or amended.

"Laws" means, collectively, all federal, state and local laws, rules, regulations, ordinances and codes.

"Lender" means Sunset Management, LLC, a Nevada limited liability company.

"Loan" means the loan to be made by Lender to Borrowers pursuant to Section 3 hereof.

"Loan Documents" means, collectively, this Agreement, the Note, the Security Documents and each Guaranty, in each case either as originally executed or as may from time to time be supplemented, modified or amended, together with any other documents or instruments which may hereafter be executed by Borrowers or Guarantors from time to time in connection with the Loan.

"Note" means the promissory note of even date herewith, in the original principal amount of $30,000,000, executed by ART, AWI, BCM and EQK in favor of Lender to evidence the Loan, either as originally executed or as it may from time to time be supplemented, modified or amended.

"Maturity Date" means the first anniversary of the date of the Note.

"Obligations" means: (i) all indebtedness, obligations and liabilities of or by the Borrowers and/or Guarantors to Lender and/or Pledge Holder in connection with or arising from the Loan, including, without limitation, all sums due to Lender and/or Pledge Holder under any one or more of the Loan Documents, whether such indebtedness, obligations and liabilities are direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, joint, several or joint and several, and whether payable at stated maturity, by acceleration or otherwise, together with interest thereon, fees, late charges, expenses and indemnification in connection therewith as provided in the respective Loan Documents; (ii) all sums advanced by Lender or Pledge Holder in order to preserve the Pledged Securities, the Property and/or other collateral for the Loan, and/or to preserve the security interest in the Pledged Securities or other collateral (or the priority thereof) or the lien of the Deed of Trust on the Property (or the priority thereof) granted under the Security Documents; and (iii) the expenses of retaking, holding, preparing for sale, selling or otherwise disposing of or realizing on the Pledged Securities, the Property and/or any other collateral, and/or of any proceeding for the collection or enforcement of any indebtedness, obligations or liabilities referred to above, or of any exercise by Lender or Pledge Holder of any of their respective rights or powers, together with reasonable attorneys' fees and disbursements and court costs.

"Obligors" means the Borrowers and Guarantors.

"Person" means any entity, any individual, trustee, corporation, limited liability company, partnership, trust, unincorporated organization or otherwise.

"Personal Property" means all present and future personal property of AWI of every kind and nature, whether tangible or intangible, now or hereafter located at, upon or about the Property.

"Pledge Holder" means the Pledge Holder under the ART, BCM and EQK Stock Pledge Agreements and its respective successors and assigns.

"Potentially Outstanding Shares of TCI" means at any time all of the shares of common stock of TCI then outstanding plus all of the additional shares of common stock of TCI that may be issued as a result of the exercise of any outstanding options, warrants, subscription rights or other contractual rights to acquire or receive any additional shares of TCI, whether or not immediately exercisable, and/or as a result of the conversion or exchange of any security or other property convertible into or exchangeable for any additional shares of TCI, whether or not immediately convertible or exchangeable.

"Property" means, collectively, the Real Property and all buildings, structures and other improvements now or hereafter located on all or any portion of the Real Property.

"Real Property" means the real property and interests in real property described in Exhibit A to the Deed of Trust.

"Security Agreement" means the Security Agreement of even date herewith by BCM, TRS and RRI in favor of Lender.

"Security Documents" means the Stock Pledge Agreements, Security Agreement, Deed of Trust, the Financing Statements and any other mortgage, deed of trust, assignment of leases, stock pledge agreement, security agreement or collateral assignment executed by any one or more of the Borrowers or Guarantors from time to time to secure the Obligations, either as originally executed or as they may from time to time be supplemented, modified or amended.

"Senior Encumbrance" means the first deed of trust that encumbers the Real Property as of the Effective Date in a priority position senior to the Deed of Trust.

"Stock Pledge Agreements" means the EQK, ART and BCM Stock Pledge Agreements.

"TCI" means Transcontinental Realty Investors, Inc., a Nevada corporation.

"TCI Shares" and similar terms mean shares of common stock of TCI.

"Title Company" means Commonwealth Land Title Insurance Company.

"Title Policy" means the Lender's policy of title insurance and endorsements thereto required by this Agreement.

1.2   Use of Defined Terms.   Any defined term used in the plural refers to all members of the relevant class, and any defined term used in the singular shall refer to any number of the members of the relevant class. Any references to the Loan Documents and other instruments, documents and agreements refer to such Loan Documents and other instruments, documents and agreements as originally executed or as the same may be supplemented, modified or amended.

1.3   Accounting Terms.   All accounting terms not specifically defined in this Agreement shall be construed in conformity with, and all financial data required to be submitted by this Agreement shall be prepared in conformity with, generally accepted accounting principles applied on a consistent basis.

1.4   Exhibits.   All exhibits to this Agreement, either as now existing or as the same may from time to time be supplemented, modified or amended, are incorporated herein by this reference.

SECTION 2:   RECITALS.

Borrowers have applied to Lender for the Loan in order to obtain funds for general working capital purposes. Lender is willing to make the Loan to Borrowers on the terms and conditions contained in this Agreement and the other Loan Documents.

SECTION 3:   THE LOAN.

3.1   Amount of the Loan.   Subject to the terms and conditions set forth in this Agreement, Lender agrees to make the Loan to ART, AWI, BCM and EQK in the principal amount of Thirty Million Dollars ($30,000,000) (the "Loan Amount"), Lender's disbursement of which is also subject to the terms and conditions of the other Loan Documents. The Loan Amount shall be disbursed at Closing in an advance in the amount of $30,000,000. The advance shall bear interest at the applicable rate set forth in the Note from the date the advance is wired by the Lender or for the Lender's account to one or more of the Borrowers and/or to a designee of one or more of the Borrowers or into escrow, whichever occurs first, until fully repaid to Lender.

3.2   Interest.   Interest shall accrue and be payable to Lender from the date or dates of disbursement on the unpaid principal balance from time to time outstanding, at the rate of twenty-four percent (24%) per annum (the "Base Interest Rate") on the Base Loan and at the rate of twenty percent (20%) per annum (the "Auxiliary Interest Rate") on the Auxiliary Loan. All interest shall be compounded monthly on the fifteenth day of each month and shall computed on the basis of a 360-day year and actual days elapsed.

3.3   Loan Fees.   Borrowers shall pay to Lender as a loan fee (i.e., prepaid finance charge), at the Closing, the sum of: (a) $525,000; (b) an amount equal to the sum of $4,375 multiplied by the number of days between August 31, 2001 and the date of Closing; and (c) an amount (which shall not exceed the aggregate sum of $25,000) equal to all costs (e.g., title insurance premiums, escrow charges, recording fees, mortgage recording taxes) other than the loan fee or "points" incurred by Bridge Aina Le'a, LLC, a Hawaii limited liability company ("BAL"), in connection with the refinancing by BAL in August or September, 2001 of a mortgage loan held by Vestin Mortgage, Inc., a Nevada corporation, secured by certain real property in the State of Hawaii.

3.4   Existing Loan and Expenses. Borrower's shall pay to the Lender all principal, interest and other sums due on the Existing Loan at or prior to the Closing. Borrowers shall also pay or cause to be paid at the Closing all costs and expenses incurred and/or to be incurred by Lender in connection with the Loan and/or the Closing, including, without limitation, reasonable legal fees, title insurance premiums, escrow fees, recording costs and filing fees.

3.5   Payment of the Loan. Interest shall be payable on the fifteenth day of each month. The principal balance outstanding under the Note and all accrued and unpaid interest and other Obligations in connection with the Loan shall, if not sooner payable, all be due and payable in full on the Maturity Date.

3.6   Prepayment.   All loan fees will be fully earned as of the date they are paid and will not be subject to refund upon any early payment of principal (whether voluntarily or as a result of default). Subject to the foregoing, Borrowers may prepay the Loan, in whole or in part, at any time, without penalty, upon not less than one (1) days prior written notice to Lender; provided that no partial prepayment shall be permitted unless the partial prepayment is in an integral multiple of $1,000,000 or more. Upon any prepayment, Borrowers shall also pay all accrued interest, whether or not then payable. All payments on the Loan shall be applied first to fees, late charges, costs and advances due and payable to Lender under the Loan Documents; second to the payment of accrued interest; third to payment of principal of the Base Loan; and the balance to payment of principal representing the Auxiliary Loan.

3.7 Extension. Upon written request of Borrowers made not less than fifteen (15) days in advance of the Maturity Date, Lender will extend the Maturity Date of the Loan one time only for one year so long as: (a) the outstanding principal balance of the Loan has been reduced to the sum of $15,000,000 or less at least ten (10) days prior to the Maturity Date as a result of one or more voluntary prepayments; (b) Borrowers pay Lender an extension fee at the time of the extension equal to five percent (5%) of the then outstanding principal balance of the Loan at least ten (10) days prior to the Maturity Date; and (c) the representations and warranties of all Obligors contained in the respective Loan Documents shall be true and correct on and as of the date of the extension as though made on and as of that date and no Event of Default (or event which, with the giving of notice and/or the passage of time, or both) would become an Event of Default) shall have occurred and be continuing. No extension of the Loan shall be effective or binding on Lender unless evidenced by a writing signed by Lender. Payment of an extension fee without a written agreement by Lender to extend the Loan will not constitute an extension of the Loan or a waiver of the requirement that any agreement for extension of the Loan must be evidenced by a writing executed by the Lender.

3.8   Security.   The Security Documents shall secure the indebtedness evidenced by the Note and all other Obligations of Borrowers and Guarantors under the Loan Documents.

SECTION 4:   CONDITIONS TO CLOSING.

4.1   Advance Conditions. The obligation of Lender to close and disburse the Loan is subject to satisfaction of the following conditions precedent:

(a) Borrowers shall, at their sole expense, have delivered or cause to be delivered to Lender, each of the Loan Documents in form and substance satisfactory to Lender fully executed (and, where indicated, acknowledged) by the respective Obligors and the Pledge Holder.

(b) Borrowers shall, at their sole expense, have delivered or cause to be delivered to Pledge Holder original stock certificates issued by TCI representing all of the TCI Shares assigned under the Stock Pledge Agreements together with a blank stock power executed by the registered owner of each of the certificates, and the Pledge Holder shall have confirmed to Lender its receipt of all such certificates and stock powers.

(c) The Deed of Trust shall have been recorded in the land records of the County in which the Property is located as a second priority lien on the Real Property;

(d) The Financing Statements required by Lender shall have been filed with the Secretaries of State of Texas, Nevada and Virginia, and recorded in the land records of the County in which the Property is located;

(e) The respective Obligors and the Pledge Holder shall have executed and/or delivered to Lender such additional agreements, certificates, reports, approvals, instruments, documents, consents and legal opinions as Lender may request;

(f) The representations and warranties of Borrowers contained in all of the Loan Documents shall be correct on and as of the date of the advance as though made on and as of that date and no Event of Default (or event which, with the giving of notice and/or the passage of time, would become an Event of Default) shall have occurred and be continuing;

(g) Borrowers shall have provided Lender with a legal opinion of Obligors' counsel, in form and substance satisfactory to Lender and Lender's counsel;

(h) Lender shall have been issued an ALTA form of extended coverage lender's policy of title insurance, or evidence of a irrevocable commitment therefor, issued by an insurer satisfactory to Lender, together with such endorsements and binders thereto as may be required by Lender, in a policy amount of $10,000,000, insuring the Deed of Trust to be a valid second priority lien upon the Real Property, and showing the title to the Real Property to be subject only to exceptions approved by Lender; and

(i) Such other requirements and conditions as Lender shall impose.

SECTION 5:   REPRESENTATIONS AND WARRANTIES BY OBLIGORS.

Each of the Borrowers and Guarantors jointly and severally represents and warrants to Lender as follows:

5.1   Organization, etc. Each of the Obligors other than TRS is a corporation, validly organized and existing and in good standing under the laws of the State of its formation, is duly qualified to do business and is in good standing as foreign corporation in each jurisdiction where the nature of its business requires such qualification, unless the failure to so qualify may not reasonably be expected to have a material adverse effect, and has full power and authority and holds all requisite governmental licenses, permits and other approvals necessary to enter into and perform its Obligations under this Agreement and each other Loan Documents to which it is a party and to own and hold its property and to conduct its business substantially as currently conducted. TRS is a limited partnership, validly organized and existing and in good standing under the laws of the State of its formation, is duly qualified to do business and is in good standing as foreign limited partnership in each jurisdiction where the nature of its business requires such qualification, unless the failure to so qualify may not reasonably be expected to have a material adverse effect, and has full power and authority and holds all requisite governmental licenses, permits and other approvals necessary to enter into and perform its Obligations under this Agreement and each other Loan Documents to which it is a party and to own and hold its property and to conduct its business substantially as currently conducted.

5.2   Due Authorization, Non-Contravention, etc.   The execution, delivery and performance by each of the Obligors of this Agreement, the Note, and/or each other Loan Document executed or to be executed by it, are within each such Person's corporate powers, have been duly authorized by all necessary corporate action, and do not

(a) contravene such Person's articles of incorporation, bylaws or limited partnership agreement;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting any of the Borrowers or Guarantors; or

(c) result in, or require the creation or imposition of, any lien on any assets of any of the Borrowers or Guarantors other than pursuant to the Loan Documents.

5.3   Government Approval, Regulation, etc. Except for such authorizations, approvals or notices obtained or delivered as of the Effective Date or subsequently required in connection with the addition of any Guarantor or the pledge of any additional collateral, no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Obligors of this Agreement, the Notes or any other Loan Document. None of the Obligors is an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

5.4   Validity, etc. This Agreement constitutes, and the Noteand each other Loan Document executed by the respective Obligors will, on the execution and delivery thereof, constitute, the legal, valid and binding obligations of the respective Obligors enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and general principles of equity.

5.5   Financial Information. The Financial Statements which have been furnished to Lender have been prepared in accordance with GAMP consistently applied, and present fairly the financial condition of the corporations covered thereby as at the dates thereof and the results of their operations for the periods then ended.

5.6   Litigation, etc. As of the Effective Date, there is no pending or, to the knowledge of the respective Obligors, threatened litigation, action, or proceeding affecting any of the respective Obligors or any of their respective properties, assets or revenues, which, if adversely determined, may be reasonably expected to have a material adverse effect.

5.7   Ownership of Properties. The Obligors that are parties to the Security Documents have good and marketable title to all of their respective properties and assets which are the subjects of the respective Security Documents, free and clear of all liens, charges or claims except the senior deed of trust encumbering the Property. The provisions of the Security Documents are effective to create, in favor of Lender or the Pledge Holder (for the benefit of the Lender), valid and perfected first priority liens on the properties and assets which are the subjects of the respective Security Documents, subject in the case of the Property to the senior deed of trust encumbering the Property.

       5.8   Compliance. The Obligors and TCI are in compliance with all presently existing applicable statutes, laws, regulations, rules, ordinances and orders of any kind whatsoever (all of which are sometimes hereinafter collectively referred to as "Laws"), and with all presently existing covenants and restrictions, except to the extent that failure to so comply may not reasonably be expected to have a material adverse effect.

       5.9   No Material Adverse Change. There has been no material adverse change in the condition, financial or otherwise, of Borrowers or the Guarantors since the dates of the financial statements referred to in Section 5.5.

       5.10   Tax Liability. Borrowers and Guarantors have filed all tax returns (federal, state and local) required to be filed and have paid all taxes shown thereon to be due and all property taxes due, including interest and penalties, if any. Borrowers and Guarantors have established and are maintaining necessary reserves for tax liabilities, if any.

SECTION 6:   AFFIRMATIVE AND NEGATIVE COVENANTS.

       Until payment of the Note in full and performance of all obligations of the respective Obligors under the Loan Documents, unless Lender otherwise consents in writing, each of the Borrowers and Guarantors jointly and severally agrees to perform and/or cause to be performed the obligations set forth in this Section 6:

       6.1   Financial Information, Reports, Notices, etc.   The Obligors will furnish to Lender copies of the following financial statements, reports, notices and information:

       (a) as soon as available and in any event within 45 days after the end of each of the first three fiscal quarters of each fiscal year of each of the Obligors, balance sheets of the respective Borrowers and Guarantors as of the end of such fiscal quarter and consolidated statements of income and cash flow of the Borrowers and Guarantors for such fiscal quarter and for the period commencing at the end of the previous fiscal year and ending with the end of such fiscal quarter, certified by the chief financial officer of the respective Obligors;

       (b) as soon as available and in any event within 90 days after the end of each fiscal year of each of the Obligors, a copy of the annual audit report for such fiscal year for the Obligor, including therein balance sheets of the Obligor as of the end of such fiscal year and statements of income and cash flow of the Obligor for such fiscal year, in each case certified (without any qualification) in a manner acceptable to the Lender by independent public accountants reasonably acceptable to the Lender, together with a certificate from such accountants to the effect that, in making the examination necessary for the signing of such annual report by such accountants, they have not become aware of any default or Event of Default that has occurred and is continuing under the Loan Documents, all as certified by the chief financial officer of the Obligor;

(c) promptly after request by the Lender, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of any Obligor by independent accountants in connection with the accounts or books of the Obligor or any of its subsidiaries, or any audit of any of them;

(d) as soon as possible and in any event within five days after any Obligor obtains knowledge of the occurrence of each default or Event of Default, a statement of an authorized officer of the Obligor setting forth details of such default and the action which the Obligor has taken and proposes to take with respect thereto;

(e) promptly after the sending or filing thereof, copies of all reports and registration statements which the Obligor or any of its subsidiaries files with the Securities and Exchange Commission or any national securities exchange;

(f) such other information respecting the condition or operations, financial or otherwise, of the Obligor as Lender may from time to time reasonably request.

6.2 <u>Compliance with Laws, etc</u>. Each Obligor will comply in all material respects with all applicable laws, rules, regulations and orders except to the extent that failure to so comply may reasonably be expected to have a material adverse effect.

6.3 <u>Books and Records</u>. The Obligors will keep books and records which accurately reflect all of their business affairs and transactions and permit the Lender or any of its respective representatives, at reasonable times and intervals, to visit all of its offices, to discuss its financial matters with its officers and independent public accountant (and the Obligor hereby authorizes such independent public accountant to discuss the Obligor's financial matters with Lender or its representatives whether or not any representative of the Obligor is present) and to examine (and, at the expense of the Obligor, photocopy a reasonable number of extracts from) any of its books or other corporate records. The Obligors shall cooperate with any representative of the Lender in connection with the exercise by the Lender of its rights under this Section.

6.4 <u>Maintenance of Existence</u>. The Obligors will take all action necessary to maintain their respective corporate existences.

6.5 <u>Transactions with Affiliates</u>. The Obligors will not, and will not permit any of their respective subsidiaries to, enter into, or cause, suffer or permit to exist, any arrangement or contract with any of their respective affiliates, including without limitation, any management contract, unless such arrangement is fair and equitable to the Obligor and/or such subsidiary and is of a sort which would be entered into by a prudent Person in the position of the Obligor or such subsidiary with, or which is on terms which are no less favorable than are obtainable from, any Person which is not one of their affiliates.

6.6 <u>Transactions with Affiliates of TCI</u>. The Obligors will not permit TCI or any of its subsidiaries to enter into, or cause, suffer or permit to exist, any arrangement or contract involving TCI or any of its subsidiaries, with any of the affiliates of TCI or with any of the Obligors or any affiliates of any of the Obligors, including without limitation, any management contract, unless such arrangement is fair and equitable to the TCI and/or such subsidiary of TCI and is of a sort which would be entered into by a prudent Person in the position of TCI or such subsidiary with, or which is on terms which are no less favorable than are obtainable from, any Person which is not an affiliate of TCI.

6.6   Certain Payments and Distributions by Obligors. The Obligors will not declare, pay or make any dividend or distribution (in cash, property or obligations) on any shares of any class of capital stock (now or hereafter outstanding) of the respective Obligors or on any warrants, options or other rights with respect to any shares of any class of capital stock (now or hereafter outstanding) of the respective Obligors or apply, or permit any of its subsidiaries to apply, any of their funds or assets to the purchase or redemption of any shares of capital stock of the respective Obligors unless (i) both before and after giving effect to any such dividend, distribution, purchase or redemption, there shall not exist a default or an Event of Default and (ii) the aggregate amount of such dividends, distributions, purchases or redemptions does not adversely affect the liquidity, net worth or liquidation value of any of the Obligors as the same existed on June 30, 2001.

6.7   Certain Payments and Distributions by TCI. The Obligors will not permit TCI to declare, pay or make any dividend or distribution (in cash, property or obligations) on any shares of any class of capital stock (now or hereafter outstanding) of TCI or on any warrants, options or other rights with respect to any shares of any class of capital stock (now or hereafter outstanding) of TCI or apply, or permit any of TCI's subsidiaries to apply, any of their funds or assets to the purchase or redemption of any shares of capital stock of TCI or its subsidiaries unless the aggregate amount of such dividends, distributions, purchases and redemptions after the Effective Date does not adversely affect the liquidity, net worth or liquidation value of TCI and its subsidiaries as the same existed on June 30, 2001.

6.8   Asset Dispositions, etc. The Obligors will not sell or dispose of all or any part of the assets or property which is the subject of any of the Security Documents without the prior written consent of Lender.

6.9 Proportion of Ownership. The Obligors will: (a) as of October 15, 2001 and at all times thereafter, cause the number of TCI Shares assigned to the Pledge Holder as agent for Lender under the Stock Pledge Agreements to represent not less than forty-four percent (44%) of all of the Potentially Outstanding Shares of TCI as of October 15, 2001 and at all times thereafter; and (b) not permit TCI to issue or contract for the issuance of any additional TCI Shares or any options, warrants, subscription rights or other contractual rights to acquire or receive any additional shares of TCI, whether or not immediately exercisable, and/or any security or other property convertible into or exchangeable for any additional shares of TCI, whether or not immediately convertible or exchangeable, unless prior to such issuance or contract: (i) the Obligors have assigned and delivered to the Pledge Holder as agent for Lender under the Stock Pledge Agreements certificates representing a sufficient number of additional TCI Shares to be in compliance with their 44% covenant in item (i) above immediately following such issuance or contract by TCI together with a blank stock power for each such additional certificate executed by the registered owner thereof; (ii) the Pledge Holder has acknowledged receipt of such additional certificates and blank stock powers; and (iii) the pledgor of the additional certificates, Pledge Holder and Lender have entered into any amendments of the Stock Pledge Agreements and/or new Stock Pledge Agreements that Lender may require to establish and perfect the security interest of Pledge Holder as agent for Lender and/or Lender in the additional TCI Shares. Notwithstanding the specification of the forty-four percent (44%) figure in the preceding provisions of this Paragraph, the Obligors shall have the right to reduce the 44% figure by four percent (4%) to the figure of only forty percent (40%) by making one or more voluntary prepayments of the Loan on or prior to October 15, 2001 that reduce the outstanding principal balance of the Loan as of the close of business on October 15, 2001 to Twenty Five Million Dollars ($25,000,000) or less.

SECTION 7:   EVENTS OF DEFAULT AND REMEDIES UPON DEFAULT.

7.1   Events of Default. The occurrence of any default or breach in payment or performance of any of the Obligations and/or the occurrence of an Event of Default under this Agreement any of the other Loan Documents shall constitute an Event of Default hereunder so long as: (a) the Obligor or Obligors responsible for such payment or performance have previously received a written notice of default from Lender concerning such default and have failed fully to cure such default within five calendar days following such notice; or (ii) if no previous notice has been provided by Lender to any of the Obligors, the Borrowers fail to fully cure such default within five calendar days following written notice of default from Lender concerning such default. Lender shall permit an Obligor fully to cure a default by any other Obligor within the aforementioned five day period. The Obligors will be in breach of a covenant under this Agreement not to permit certain acts, omissions, contracts, transactions or other matters by or affecting TCI if the specified act, omission, contract, transaction or other matter occurs, whether or not the respective Obligors tried to prevent or had the power to prevent its occurrence. The Obligors will also be in breach of a covenant under this Agreement not to permit certain acts, omissions, contracts, transactions or other matters by or affecting TCI if a question involving or resulting in the specified act, omission, contract, transaction or other matter is stated in proxy material to be the proposed subject of a vote by the shareholders of TCI, whether or not any of the respective Obligors vote in favor of or against the measure and whether or not the measure passes.

7.2   Remedies Upon Default. Upon the occurrence of any Event of Default, Lender may, at its option, do any or all of the following:

(a)   declare the principal of all amounts owing under the Note, this Agreement and the other Loan Documents and all other Obligations secured by the Security Documents, together with interest thereon, and any other obligations of Obligors to Lender to be forthwith due and payable, regardless of any other specified maturity or due date, without further notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or other notices or demands of any kind or character, and without the necessity of prior recourse to any security;

(b)   terminate all rights of Obligors and obligations of Lender under the Loan Documents;

(c)   exercise any and all of its rights and cause the Pledge Holder to exercise any and all of its rights under the respective Loan Documents, including but not limited to, the right to take possession of and foreclose on any security, and exercise any other rights with respect to any security, whether under the Security Documents or any other agreement or as provided by Law, all in such order and in such manner as Lender in its sole discretion may determine.

7.3   Cumulative Remedies; No Waiver. All remedies of Lender provided for herein are cumulative and shall be in addition to any and all other rights and remedies provided in the other Loan Documents or provided by Law from time to time. The exercise of any right or remedy by Lender hereunder shall not in any way constitute a cure or waiver of any default hereunder or under any of the other Loan Documents, nor invalidate any notice of default or any act done pursuant to any such notice, nor prejudice Lender in the exercise of any rights hereunder or under the other Loan Documents.   No waiver by Lender of any default by Borrowers hereunder shall be implied from any omission by Lender to take action on account of such default if such default persists or is repeated, and no express waiver shall affect any default other than the default expressly made the subject of the waiver. Any such express waiver shall operate only for the time and to the extent therein stated. Any waiver of any covenant, term or condition contained herein shall not be construed as a waiver of any subsequent breach of the same covenant, term or condition. Lender's consent to or approval of any act by an Obligor requiring consent or approval shall not waive or render unnecessary Lender's consent to or approval of any subsequent act.

SECTION 8:   <u>MISCELLANEOUS</u>.

    8.1   <u>Performance by Lender</u>. In the event that any Obligor shall default in or fail to perform any of its obligations under the Loan Documents, Lender, without limiting any of its rights, may, but is not obligated to, perform the same, and Obligors agree to pay to Lender, within seventy-two (72) hours after demand, all costs and expenses incurred by Lender in connection therewith, including without limitation actual attorneys' fees reasonably incurred, together with interest thereon from the date of expenditure at the Default Rate.

    8.2   <u>Actions</u>. Provided the Obligors have not promptly so acted, Lender shall have the right to commence, appear in, and defend any action or proceeding purporting to affect the rights or duties of the parties hereunder, the payment of any funds and/or any of the assets subject to the respective Security Documents, and in connection therewith Lender may pay reasonable expenses, employ counsel, and pay reasonable attorneys' fees. The Obligors agree to pay to Lender, within seventy-two (72) hours after demand, all costs and expenses incurred by Lender in connection therewith, including without limitation actual attorneys' fees reasonably incurred, together with interest thereon from the date of expenditure at the Default Rate.

    8.3   <u>Nonliability of Lender</u>. Borrowers acknowledges and agrees that:

    (a)   By accepting or approving anything required to be observed, performed, fulfilled or given by or to Lender pursuant to the Loan Documents, including any certificate, financial statement, appraisal or insurance policy, Lender does not thereby warrant or represent the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by Lender; and

    (b)   Lender's relationship with the respective Obligors under the Loan Documents is, and at all times shall remain, solely that of borrower and lender or guarantor and lender, as the case may be, and Lender neither undertakes nor assumes any responsibility or duty to Obligors or to any other Person with respect to TCI, the shares of TCI subject to the Stock Pledge Agreements, the Property or Loan, except as otherwise expressly provided in the Loan Documents. Notwithstanding any other provision of the Loan Documents: (i) Lender is not, and shall not be construed as, a partner, joint venturer, alter-ego, manager, controlling person or an insider or other business associate or participant of any kind of any Obligor, and Lender does not intend to ever assume such status; (ii) Lender' s activities in connection with the Loan Documents are not and shall not be deemed to be outside the scope of the activities of a lender of money under Nevada law, as amended or recodified from time to time; and (iii) Lender shall not be liable or responsible for the exercise of any rights, powers or discretions available to the Lender under the Loan Documents.

    8.4   <u>No Third Parties Benefitted</u>. This Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of Obligors and Lender in connection with the Loan. It is made solely for the protection of Lender, Pledge Holder and the Obligors, and the successors and assigns of Lender and Pledge Holder. No other Person shall have any rights of any nature hereunder or by reason hereof.

8.5   Inconsistencies. The provisions of Section 7.1 of this Agreement control over any provisions of the other Loan Documents that entitle Lender to accelerate the Maturity Date without notice or on less than five day's notice. Except as specified in the preceding sentence, in the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the other Loan Documents, or in the event of any conflict or inconsistency between the provisions of any of the other Loan Documents, Lender shall have the right, at its option and in its sole discretion, to choose the provisions or provisions deemed by Lender to be more favorable to Lender. Such choice may be made by Lender without notice to the Obligors.

8.6   Indemnity. The Obligors jointly and severally indemnify Lender against, and hold Lender harmless from, any and all losses, damages (whether general, punitive or otherwise), liabilities, claims, cause of action (whether legal, equitable or administrative), judgments, court costs and legal or other expenses, including attorneys' fees, which Lender may suffer or incur as a direct or indirect consequence of: (a) Lender's performance of this Agreement or any of the Loan Documents, including, without limitation, Lender's exercise or failure to exercise any rights, remedies or powers in connection with this Agreement or any of the Loan Documents but excluding charges and assessments by Governmental Agencies imposed upon the Lender in the normal course of the Lender's business such as taxes and regulatory fees; (b) the failure to perform any of the Obligations as and when required by this Agreement or any of the other Loan Documents, including, without limitation, any failure, at any time, of any representation or warranty of any Obligor to be true and correct and any failure by any Obligor to satisfy any condition; (c) any claim or cause of action of any kind by any Person to the effect that Lender is in any way responsible or liable for any act or omission by any of the Obligors, whether on account of any theory of derivative liability or otherwise, including but not limited to any claim or cause of action for fraud, misrepresentation, tort or willful misconduct; (d) any act or omission by any of the Obligors, any contractor, subcontractor or material supplier, engineer, architect, or any other Person with respect to the Property; or (e) any claim or cause of action of any kind by any Person which would have the effect of denying Lender the full benefit or protection of any provision of this Agreement or the Loan Documents but excluding charges and assessments by Governmental Agencies imposed upon Lender in the normal course of Lender's business such as taxes and regulatory fees. Lender's rights of indemnity shall not be directly or indirectly limited, prejudiced, impaired or eliminated in any way by any finding or allegation that Lender's conduct is active, passive or subject to any other classification or that Lender is directly or indirectly responsible under any theory of any kind, character or nature for any act or omission by any Obligor or any other Person. Notwithstanding the foregoing, the Obligors shall not be obligated to indemnify Lender with respect to any knowing and willful misconduct or act of gross negligence which Lender is personally determined by the judgment or a court of competent jurisdiction (sustained on appeal, if any) to have committed. The Obligors shall pay any indebtedness arising under this indemnity to Lender immediately within seventy-two (72) hours after demand therefor by Lender together with interest thereon from the date such indebtedness arises until paid at the Default Rate. The duty to defend and indemnify Lender shall survive the release and cancellation of the Note and the release and reconveyance of the Deed of Trust and/or any other assets subject to the respective Security Documents.

8.7   Commissions . The Obligors hereby indemnify Lender from the claim of any Person for a commission or fee in connection with the Loan.

8.9   Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of Lender and the Obligors and their respective successors and assigns; however, except as provided herein, the Borrowers and Guarantors may not assign any rights or interest or delegate any of their duties under this Agreement or any of the other Loan Documents without prior written consent of Lender.

8.10   Amendments; Consents. No amendment, modification, supplement, termination or waiver of any provision of this Agreement or any of the other Loan Documents, and no consent to any departure by any of the Obligors therefrom, may, in any event, be effective unless in writing signed by Lender, and then only in the specific instance and for the specific purpose given.

8.11   Costs, Expenses and Taxes. Borrowers shall pay to Lender, within seven days after demand therefor:

(a)   all actual attorneys' fees and other out-of-pocket expenses reasonably incurred by Lender in connection with the negotiation, preparation, execution, delivery and/or administration of this Agreement and/or any other Loan Documents and/or any matter related thereto or to the Loan, including, without limitation, the actual fees and out-of-pocket expenses, reasonably incurred, of Lender's legal counsel, independent public accountants, engineers, architects and other third parties, inspectors or outside experts retained by Lender;

(b)   the actual costs and expenses of Lender in connection with the Second Advance and/or any modification of any Loan Document and/or negotiation, preparation, execution, delivery and/or administration of any additional loan documents and/or in connection with the enforcement or attempted enforcement of this Agreement and any other Loan Document and/or any matter related thereto, including the actual fees and out-of-pocket expenses, reasonably incurred, of Lender's legal counsel, independent public accountants, engineers, architects and other third parties, inspectors or outside experts retained by Lender;

(c)   all costs, expenses, fees, premiums and other charges relating or arising with respect to the Loan Documents or any transactions contemplated thereby or the compliance with any of the terms and conditions thereof, including, without limitation, the Pledge Holder's fees, appraisal fees, inspection fees, recording fees, filing fees, release or reconveyance fees, title insurance premiums, and the cost of realty tax service for the term of the Loan; and

(d)   all payments and advances made by Lender to preserve. maintain or protect any security for the Loan or the priority of the lien or security interest granted therein under the Security Documents.

All sums that Lender pays or expends under the terms of this Agreement and the other Loan Documents are and shall be deemed to be a part of the Loan. Except as otherwise specifically stated herein, all such sums shall be secured by the Security Documents, shall bear interest from the date of expenditure as if such sums were advances under the Note, and shall be immediately due and payable by Borrowers within seventy-two (72) hours after demand therefor.

8.12   Survival of Representations and Warranties. All representations and warranties of Borrowers and the Guarantors contained herein or in any other Loan Document shall survive the making of the Loan and execution and delivery of the Note, are material, and Lender has or will rely upon them, notwithstanding any investigation made by or on behalf of Lender. For the purpose of the foregoing, all statements contained in any certificate, agreement, financial statement, or other writing delivered by or on behalf of Borrowers or the Guarantors pursuant hereto or to any other Loan Document or in connection with the transactions contemplated hereby or thereby constitute representations and warranties of Borrowers or the Guarantors contained herein or in the other Loan Documents, as the case may be.

8.13   Notices. All notices to be given pursuant to this Agreement shall be sufficient if given by personal service, by a national overnight delivery service, by telecopy or by being mailed postage prepaid, certified or registered mail, return receipt requested, addressed to the respective parties at the addresses of the parties hereto as set forth below, or to such other address as a party may request in writing. Any time period provided in the giving of any notice hereunder shall commence upon the date of personal service, the date after delivery to the national overnight delivery service, the date of sending the telecopy or three (3) days after mailing by certified or registered mail.

Obligors:

1800 Valley View Lane
Suite 300
Dallas, Texas 75234
Attention: Mr. Robert Waldman
Fax: (469) 522-4299

With copy to:

Jay A. LaJone, Esq.
Bennett, Weston & LaJone, P.C.
1750 Valley View Lane
Suite 120
Dallas, Texas 75234
Fax: (214) 373-6810

Lender:
Sunset Management, LLC
Suite 700
1055 East Tropicana
Las Vegas, Nevada 89119
Attn. Mr. Sandy Marr
Fax: (702) 434-1644

with copy to:

Philip A. Murphy, Jr.
3900 Paradise Road, Suite 283
Las Vegas, Nevada 89109

     8.14   <u>Further Assurances</u>. Borrowers and Guarantors shall, at their sole expense and without expense to Lender, do such further acts and execute and deliver such additional documents as Lender from time to time may require for the purpose of assuring and confirming unto Lender the rights created or intended now or hereafter so to be under this Agreement or any of the other Loan Documents, or for carrying out the intention or facilitating the performance of the terms of any Loan Document, or for assuring the validity and priority of any security interest or lien under any Security Document.

     8.15   <u>Governing Law</u>. Except as otherwise specifically provided therein, the laws of the State of Nevada shall govern the construction and enforcement of the Loan Documents.

     8.16   <u>Severability of Provisions</u>. Any provision in any Loan Document that is held to be inoperative, unenforceable or invalid shall be inoperative, unenforceable or invalid without affecting the remaining provisions, and to this end the provisions of all Loan Documents are declared to be severable.

8.17   Headings. Section headings in this Agreement are included for convenience of reference only and are not part of this Agreement for any other purpose.

8.18   Time of the Essence. Time is of the essence.

8.19 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be effective only upon delivery and thereafter shall be deemed an original, and all of which shall be taken to be one and the same instrument, for the same effect as if all parties hereto had signed the same signature page. Any signature page of this Agreement may be detached from any counterpart of this Agreement without impairing the legal effect of any signatures thereon and may be attached to another counterpart of this Agreement identical in form hereto but having attached to it one or more additional signature pages.

8.20   Fax Signatures. Facsimiles of the execution pages of this Agreement shall be considered originals of such signatures. Upon request of a party, originals of any facsimile signatures shall be mailed by overnight delivery to the requesting party within one (1) day of such request.

8.21   Joint and Several Liability. All of the Obligations shall be joint and several obligations and liabilities of each of the respective Obligors.

8.22   Certain Waivers. Each of the Obligors hereby waives and relinquishes all rights and remedies accorded by applicable law to co-makers and/or guarantors and agrees not to assert or take advantage of any such rights or remedies, including, without limitation any right provided by NRS 40.430, or any other statute or decision, to require Lender to proceed against any one or more of the Obligors or any other person or to proceed against or exhaust any security held by Lender at any time or to pursue any other remedy in Lender's power before proceeding against one or more Obligors.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SUNSET MANAGEMENT, LLC,
a Nevada limited liability company

By: /S/ SANDY MARR
        Sandy Marr
Title: Authorized Agent

EQK HOLDINGS, INC.,
a Nevada corporation

By: /S/ KARL L. BLAHA
        Karl L. Blaha
Title: President

ART WILLIAMSBURG, INC.,
a Nevada corporation

By: /S/ KARL L. BLAHA
      Karl L. Blaha
Title: President

BASIC CAPITAL MANAGEMENT, INC.,
a Nevada corporation

By: /S/ KARL L. BLAHA
      Karl L. Blaha
Title: President

AMERICAN REALTY TRUST, INC.,
a Georgia corporation

By: /S/ KARL L. BLAHA
      Karl L. Blaha
Title: President

TRIAD REALTY SERVICES, LTD.,
a Nevada limited partnership

By: Basic Capital Management, Inc.,
a Nevada corporation
general partner

By: /S/ KARL L. BLAHA
      Karl L. Blaha
Title: President

REGIS REALTY, INC.,
a Nevada corporation

By: /S/ RONALD AKIN
      Ronald Akin
Title: Vice President

AMERICAN REALTY INVESTORS, INC.,
a Nevada corporation

By: /S/ KARL L. BLAHA

       Karl L. Blaha

Title: President

SYNTEK WEST, INC.,
a Nevada corporation

By: /S/ GENE E. PHILLIPS

       Gene E. Phillips

Title: President

Exhibit 10.10

<center>SECURITY AGREEMENT</center>

BASIC CAPITAL MANAGEMENT, INC., a Nevada corporation ("BCM"), TRIAD REALTY SERVICES, LTD, a Nevada limited partnership ("TRS") and REGIS REALTY, INC., a Nevada corporation ("RRI"), each having its chief executive office and principal place of business at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 (BCM, TRS and RRI are hereinafter collectively referred to as the "Debtors") hereby jointly and severally grant to SUNSET MANAGEMENT, LLC, a Nevada limited liability company having an address at 1050 East Tropicana Avenue, Suite 700, Las Vegas, Nevada 89119 (hereinafter called the "Creditor"), a security interest in the following property (all of which is hereinafter called the "Collateral"):

A. All accounts, instruments, documents and general intangibles, as defined in the Uniform Commercial Code as in effect in Nevada as of the date hereof, including those now existing and those hereafter arising or coming into existence, and including, without limitation, all rights of payment for services rendered, all rights of payment under contracts whether or not currently due or not yet earned by performance and accounts receivable arising or to arise therefrom, and all rights each of the Debtors may have or acquire for securing or enforcing the foregoing including, without limitation, the rights to reserves, deposits, income tax refunds, choses in action and judgments, arising from and/or relating to all contracts, agreements and contractual benefits of every kind and character that the Debtors and each of them may now or hereafter have or hereafter enter into: (i) with Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") and/or Income Opportunity Realty Investors, Inc., a Nevada corporation ("IORI"), or (ii) related to or connected with any real property or other assets of TCI and/or IORI, including, but not limited to those agreements listed on **Exhibit "A"** attached hereto and hereby incorporated by reference herein; and

B. All products and proceeds (including insurance proceeds) of all of the foregoing.

The Collateral secures payment and performance of all obligations and liabilities of the Debtors and each of them to the Creditor of whatever kind or nature, whether or not currently contemplated at the time of this Agreement, whether such obligations be direct or indirect, absolute or contingent or due or to become due (all of which obligations, indebtedness and liabilities are hereinafter sometimes referred to as "Obligations", which term shall include all expenses, including reasonable attorney's fees, incurred or paid by Creditor in exercising, preserving, defending, enforcing or protecting any of its rights in connection with the Obligations or hereunder or with respect to the Collateral) upon the following terms and conditions:

1.   Representations and Warranties of Debtors. Debtors hereby jointly and severally represent and warrant to Creditor that:

(a)   Debtors are duly organized and validly existing as corporations under the laws of the State of Nevada. Debtors are in good standing under the laws of the State of Nevada. Debtors are qualified to do business in every state in which the nature of their respective businesses or the character of their respective properties in such state would require such qualification.

(b)   Debtors have the power to execute, deliver and perform this Agreement and to incur obligations to the Creditor. The execution, delivery and performance of this Agreement and any and all guarantees, notes and other instruments evidencing Debtors' obligations to the Creditor have been duly authorized, do not and will not violate the Articles of Incorporation or Bylaws of the Debtors or any law, regulation or court order, and will not result in a default under any agreement or indenture to which any of the Debtors is a party.

(c)   Debtors have good title to the Collateral. All of the Collateral is owned by the Debtors, free and clear of all liens, security interests and other encumbrances.

(d)   There is no suit or proceeding at law or in equity affecting any of the Debtors or any of their respective properties or assets which, if adversely determined, would materially impair the rights of the Debtors to carry on their businesses substantially as such businesses are now being conducted or would have a materially adverse effect upon the financial condition of the Debtors. The Debtors are not a party to any agreement or instrument and are not subject to any charge, order or other restriction materially and adversely affecting their respective businesses, properties, assets, operations or condition, financial or otherwise, except as previously disclosed to the Creditor in writing.

(e)   Debtors have filed all federal, state and local tax returns and other reports which they are required by law to file and have paid all taxes and other charges that are due and payable.

(f)   Debtors are not in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which Debtors are a party, except for minor defaults in purchase orders or other inconsequential agreements which neither individually nor in the aggregate have a materially adverse effect on any of the Debtors.

(g)   Debtors have not, during the preceding year, changed their respective names, been a party to a merger, or used any other corporate or fictitious name except as previously described to the Creditor in writing.

(h)   Debtors' principal place of business, chief executive office and place where they keep their records concerning the Collateral is the location set forth at the beginning of this Agreement. The Collateral is now and will continue to be kept in its locations as of the date of this Agreement until such time as the written consent of the Creditor to a change in location is received.

2. <u>Covenants of Debtors</u>. The Debtors hereby jointly and severally agree and covenant with and to Creditor that:

(a)   Debtors will keep the Collateral free from all liens, security interests and encumbrances except for the liens, security interests and encumbrances granted herein and will defend the Collateral against all claims and demands of all persons at any time claiming any interest therein. The Debtors will not sell or otherwise transfer the Collateral or any interest.

(b)   Debtors will not change their respective names without giving the Creditor 30 days prior written notice in which they set forth the new name(s) and the date on which the new name(s) shall first be used. Debtors shall maintain their respective principal place of business and chief executive office at the address set forth in the beginning of this Agreement.

(c)   Debtors will, upon demand, furnish to the Creditor such further information, will execute and deliver to the Creditor such financing statements and other instruments or documents, and will do all such acts as the Creditor may, at any time or from time to time, reasonably request, or as may be necessary or appropriate to establish and maintain a valid and enforceable first security interest of the Creditor in the Collateral.

(d)   Debtors will keep the Collateral (to the extent that it consists of tangible property) at all times insured against risks of loss or damage by fire (including so-called extended coverage), theft and such other casualties as the Creditor may reasonably require, including collision in the case of any motor vehicle, all in such amounts, under such forms of policies, under such terms, for such periods and written by such companies or underwriters as the Creditor may approve, which approval may not be unreasonably withheld, losses in all cases to be payable first to the Creditor "as its interest may appear." All policies of insurance shall provide for at least ten (10) days' prior written notice of cancellation to the Creditor, and the Debtors shall furnish the Creditor with certificates of such insurance or other evidence satisfactory to the Creditor as to compliance with the provisions of this Paragraph. Debtors hereby appoints the Creditor to act as attorney-in-fact for the Debtors in making, adjusting and settling claims under such policies of insurance or endorsing the Debtors's name on any drafts drawn by insurers of the Collateral or any other document to effect collection.

(e)   Debtors will notify the Creditor in writing promptly upon any of them learning of any event, condition, litigation, administrative proceeding or other circumstance which may materially and adversely affect the Collateral or any material part thereof, the property, financial condition or business of any of the respective Debtors or the Creditor's security interest in the Collateral or any part thereof.

(f)   Debtors will keep the Collateral in good order and repair, will not waste or destroy the Collateral or any part thereof and will not use the Collateral in violation of any applicable statute, ordinance or policy of insurance thereon. The Creditor may examine and inspect the Collateral, the Debtors' books and records and any documents or instruments relating to the Collateral at any reasonable time or times wherever located.

(g)   Debtors will preserve and keep in force their existence and will promptly pay all lawful taxes and assessments. Unless the Creditor consents in writing the Debtors will not (i) sell any of their assets other than inventory in the ordinary course of their business; (ii) incur, create or assume or suffer to exist any security interest, mortgage, pledge, lien or other encumbrance on the Collateral or any part thereof other than this security agreement and security interest in favor of the Creditor; (iii) enter into any contract or make any commitment except in the ordinary course of business, and then only on terms that are fair and reasonable to the respective Debtors; or (iv) guarantee or otherwise in any way become responsible for obligations of others except endorsing instruments for deposit or collection in the ordinary course of business.

(h)   The Debtors will not make any distributions and will not purchase any of their respective ownership interests or alter or amend their capital structure or merge or enter into any reorganization or consolidation without the written approval of the Creditor. Any change in ownership of the respective Debtors must have the prior written approval of the Creditor.

(i)   At its option, but without obligation to do so, the Creditor may discharge past-due taxes, liens, security interests or other encumbrances at any time levied or placed on the Collateral; may place and pay for insurance on the Collateral; may order and pay for the repair, maintenance and preservation of the Collateral; and may pay any fees for filing or recording such instruments or documents as may be necessary or desirable to perfect the security interest granted herein. The Debtors agrees to reimburse the Creditor on demand for any payment made or any expense incurred by the Creditor pursuant to the foregoing authorization, and all such payments and expenses shall constitute part of the Obligations hereby secured and shall bear interest at the rate of thirty percent (30%) per annum.

3.   Events of Default. The occurrence of an Event of Default under the Loan Agreement shall constitute an Event of Default under this Security Agreement.

4.   Remedies. Upon and after the occurrence of an Event of Default, any one or more of the Obligations may, at the option of the Creditor and without demand, notice or legal process of any kind, be declared, and immediately shall become, due and payable.

Upon and after an Event of Default, the Creditor shall have the following rights and remedies:

(a)   All of the rights and remedies of a secured party under the Uniform Commercial Code or any other applicable law, or at equity, all of which rights and remedies shall be cumulative and non-exclusive, to the extent permitted by law, in addition to any other rights and remedies contained in this Security Agreement.

(b)   The right to (i) take possession of the Collateral, without resort to legal process and without prior notice to Debtors, and for that purpose each of the Debtors hereby appoints the Creditor its attorney-in-fact to enter upon any premises on which the Collateral or any part thereof may be situated and remove the Collateral therefrom, or (ii) require the Debtors to assemble the Collateral and make it available to Creditor in a place to be designated by the Creditor, in its sole discretion. The Debtors shall make available to the Creditor all premises and facilities necessary for the Creditor's taking possession of the Collateral or for removing or putting the Collateral in saleable form.

(c)   The right to sell or otherwise dispose of all or any part of the Collateral by public or private sale or sales. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, the Creditor will give the Debtors at least seven (7) days' prior written notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition (which may include, without limitation, a public sale or lease of all or part of the Collateral) is to be made. The Debtors agrees that seven (7) days is a reasonable time for such notice.

(d)   The Creditor shall have the right (and each of the Debtors appoints the Creditor as attorney-in-fact for the Debtors for this purpose), without prior notice to the Debtors and without resort to legal process, to notify the persons liable for payment of any and all the accounts receivable and notes receivable of the Debtors (hereinafter called the "Accounts") and direct such persons to make payments directly to the Creditor, and to perform all acts the Debtors could take to collect on the Accounts including, but without limitation, the right to notify postal authorities to change the address for delivery, open mail, endorse checks, bring collection suits, and realize upon any security securing the Accounts. At the Creditor's request, all bills and statements sent by the Debtors to the persons and entities liable for payment of the Accounts shall state that they have been assigned to, and are solely payable to the Creditor, and each of the Debtors shall direct persons and entities liable for the payment of the Accounts to pay directly to the Creditor any sums due or to become due on account thereof.

5.   General.

(a)   No waiver by the Creditor of any default shall be effective unless in writing nor operate as a waiver of any other default or of the same default on a future occasion, nor shall the failure or delay of the Creditor to exercise, or the partial exercise of any right, power or privilege provided for hereunder in any circumstances preclude the full exercise of such right, power or privilege in the same or similar circumstances in the future for the exercise of any other right or remedy;

(b)   No amendment, modification, termination or waiver of any provision of this Security Agreement or consent to any departure of the Debtors therefrom, shall in any event be effective unless the same shall be in writing and signed by the Creditor. Any waiver of, or consent to any departure from, any provision of this Security Agreement shall be effective only in the specific instance of and for the specific purpose for which it is given, and shall not be deemed to extend to similar situations or to the same situation at a subsequent time. No notice to or demand upon the Debtors shall in any case entitle Debtors to any other or further notice or demand in similar or other circumstances.

(c)   All references herein to "Creditor" mean and refer to each and all of them, or any one or more of the persons or entities comprising the "Creditor" as all of the persons and entities comprising the Creditor may designate from time to time.

(d)   All rights of the Creditor hereunder shall inure to the benefit of the respective heirs, personal representatives, successors and assigns of each of the persons and entities comprising Creditor, and all obligations of the Debtors shall bind the heirs, legal representatives, successors and assigns of Debtors.

(e)   Debtors will pay to the Creditor on demand any and all expenses, including reasonable attorney's fees, incurred or paid by the Creditor in defending, preserving, protecting or enforcing its rights in the Collateral or any of the Obligations.

(f)   This Security Agreement and the security interest created hereby shall be governed by the laws of the State of Nevada.

(g)   Whenever possible, each provision of this Security Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Security Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Security Agreement.

(h)   Debtors hereby acknowledges receipt of a full completed copy of this Security Agreement.

(i)   All obligations of the Debtors under this Security Agreement are and shall be joint and several obligations of the respective Debtors.

IN WITNESS WHEREOF, Debtors have executed this Security Agreement as of this _ day of September, 2001.

Debtors:

BASIC CAPITAL MANAGEMENT, INC.,
a Nevada corporation

By: /S/ KARL L. BLAHA
        Karl L. Blaha
        Title: President

TRIAD REALTY SERVICES, LTD.,

a Nevada limited partnership

By: Basic Capital Management, Inc.,
        a Nevada corporation
        general partner

By: /S/ KARL L. BLAHA
        Karl L. Blaha
        Title: President

REGIS REALTY, INC.,
a Nevada corporation

By: /S/ RONALD AKIN
        Ronald Akin
        Title: Vice President

CREDITOR:

SUNSET MANAGEMENT, LLC,
a Nevada limited liability company

By: /S/ SANDY MARR
        Sandy Marr
        Title: Authorized Agent

EXHIBIT "A"

Transcontinental Realty Investors, Inc. ("TCI")

     1.   Advisory Agreement dated as of October 15, 1998 between TCI and Basic Capital Management, Inc. ("BCM").

     2.   Brokerage Agreement between TCI and Regis Realty, Inc. ("Regis") dated December 1, 1999.

     3.   Management Agreement between TCI and Triad Realty Services, Inc. ("Triad") dated December 1, 2000 ("Residential").

     4.   Management Agreement between TCI and Triad dated as of December 1, 2000 ("Commercial").

Income Opportunity Realty Investors, Inc. ("IORI")

     1.   Advisory Agreement between IORI and BCM dated October 15 1998.

     2.   Management Agreement between IORI and Triad dated December 1, 2000 ("Commercial").

     3.   Management Agreement between IORI and Triad dated December 1, 2000 ("Residential").

     4.   Brokerage Agreement between IORI and Triad dated December 1, 1999.

Exhibit 10.11


GUARANTEE


This GUARANTEE is made effective as of the 17th day of September, 2001, by AMERICAN REALTY INVESTORS, INC., a Nevada corporation having an address at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 ("Guarantor") in favor of SUNSET MANAGEMENT, LLC, a Nevada limited liability company having an address at 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada 89119 (the "Lender"), and its successors and assigns.


RECITALS


A.   EQK Holdings, Inc., a Nevada corporation("EQK"), ART Williamsburg, Inc., a Nevada corporation ("AWI"), American Realty Trust, Inc., a Georgia corporation ("ART") and Basic Capital Management, Inc., a Nevada corporation ("BCM") (collectively "Borrowers") have requested Lender to lend Borrowers the principal sum of THIRTY MILLION DOLLARS ($30,000,000) (the "Loan"). The Loan will be evidenced by a Secured Promissory Note (the "Note") dated of even date hereof and executed by Borrowers. The Loan will secured by, among other things, stock pledge and security agreements encumbering certain shares of common stock of Transcontinental Real Investors, Inc., a Nevada corporation, owned by EQK, ART and BCM and by a deed of trust and security agreement encumbering certain real property owned by AWI located in the City of Williamsburg, Virginia.

B.   The Promissory Note, Stock Pledge and Security Agreements, Deed of Trust and all other instruments and documents executed and delivered to or for the benefit of Lender in connection with the Loan are hereinafter collectively referred to as the "Loan Documents".

C.   The Loan will result in a substantial benefit to each Guarantor.

D.   Lender has made or agreed to make the Loan upon the inducement and representation that Guarantor would guarantee all obligations of Borrowers to Lender under the respective Loan Documents and/or arising in connection with the Loan, as provided herein.

NOW, THEREFORE, in consideration of, and in order to induce Lender to make the Loan, Guarantor hereby jointly and severally agrees for the benefit of Lender and its respective heirs, personal representatives, successors and assigns, as follows:


AGREEMENT


1.   Indebtedness Guaranteed. Guarantor hereby unconditionally guarantees the payment, when due, of all indebtedness of Borrowers to Lender or its order evidenced by the Note and/or any and all other Loan Documents and to perform any and all obligations of Borrowers under the terms of the Note and any and all other Loan Documents. Guarantor acknowledges that the amount of the indebtedness guaranteed hereby may exceed the principal amount of the Note.

2.   Alteration of Obligations. In such manner, upon such terms and at such times as Lender and Borrowers deem best and without notice to Guarantor, Lender and Borrowers may alter, compromise, accelerate, extend, renew or change the time or manner for the payment of any indebtedness or the performance of any obligation hereby guaranteed, increase or reduce the rate of

interest on the Note, release Borrowers, by acceptance of any deed in lieu of foreclosure or otherwise, as to all or any portion of the obligations hereby guaranteed, release, substitute or add any one or more guarantors or endorsers, accept additional or substituted security therefor, or release or subordinate any security therefor. No exercise or non-exercise by Lender of any right available to Lender, no dealing by Lender with any person comprising the Guarantor or any other guarantor, endorser of the Note or any other person, and no change, impairment or release of all or a portion of the obligations of Borrowers under any of the Loan Documents or suspension of any right or remedy of Lender against any person, including, without limitation, Borrowers and any other such guarantor, endorser or other person, shall in any way affect any of the obligations of Guarantor hereunder or any security furnished by any Guarantor or give Guarantor any recourse against Lender. To the extent permitted by law, if Lender has exculpated Borrowers from personal liability in whole or in part and/or agreed to look solely to the property encumbered by the Loan Documents or any part thereof for the satisfaction of Borrowers' obligations under the Loan Documents, said exculpation and agreement shall not affect the obligations of Guarantor hereunder, since Guarantor acknowledges that its obligations hereunder are independent of the obligations of Borrowers and are to be construed as if no such exculpation or agreement had been given to Borrowers by Lender. Guarantor further acknowledges that if any such exculpation or agreement has been given to Borrowers, Lender has done so in reliance upon the covenants of Guarantor contained herein.

3.   Representations and Warranties. Each Guarantor hereby represents and warrants that either (a) such Guarantor has a financial interest in the Borrowers, or (b) the Borrowers have a financial interest in such Guarantor, that the Loan extended by the Lender to the Borrowers enhances that financial interest, that this Guarantee is given in consideration of the Lender making the Loan to the Borrowers and that such Guarantor has examined or has had the full opportunity to examine each of the Loan Documents.

4.   Waiver. To the extent permitted by law, Guarantor hereby waives and relinquishes all rights and remedies accorded by applicable law to guarantors and agrees not to assert or take advantage of any such rights or remedies, including, without limitation: (a) any right provided by NRS 40.430, or any other statute or decision, to require Lender to proceed against Borrowers or any other person or to proceed against or exhaust any security held by Lender at any time or to pursue any other remedy in Lender's power before proceeding against Guarantor; (b) the defense of the statute of limitations in any action hereunder or in any action for the collection of any indebtedness or the performance of any obligation hereby guaranteed; (c) any defense that may arise by reason of the incapacity, lack of authority, death or disability of any other person or persons or the failure of Lender to file or enforce a claim against the estate (in administration, bankruptcy or any other proceeding) of any other person or persons; (d) demand, protest and notice of any kind, including, without limitation, notice of the existence, creation or incurring of any new or additional indebtedness or obligation or of any action or non-action on the part of Borrowers, Lender, any endorser or creditor of Borrowers or guarantor or on the part of any other person whomsoever under this or any other instrument in connection with any obligation or evidence of indebtedness held by Lender as collateral or in connection with any indebtedness hereby guaranteed; (e) all rights and defenses arising out of an election of remedies by Lender, even though that election of remedies such as nonjudicial foreclosure with respect to security for any obligation guaranteed hereby, has destroyed the Guarantor's rights of subrogation and reimbursement against the principal by operation of applicable law; (f) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (g) any duty on the part of Lender to disclose to Guarantor any facts Lender may now or hereafter know about Borrowers, regardless of whether Lender has reason to believe that any such facts materially increase the risk beyond that which Guarantor intends to assume or has reason to believe that

such facts are unknown to Guarantor or has a reasonable opportunity to communicate such facts to Guarantor, since Guarantor acknowledges that it is fully responsible for being and keeping informed of the financial condition of Borrowers and of all circumstances bearing on the risk of non-payment of any indebtedness hereby guaranteed; (h) any defense arising because of Lender's election, in any proceeding instituted under the Federal Bankruptcy Code, of the application of Section 1111(b)(2) of the Federal Bankruptcy Code; (i) any defense based on any borrowing or grant of a security interest under Section 364 of the Federal Bankruptcy Code; and (j) any claim, right or remedy which any Guarantor may now have or hereafter acquire against Borrowers that arises hereunder and/or from the performance by any Guarantor hereunder, including, without limitation, any claim, right or remedy of Lender against Borrowers or any security which Lender now has or hereafter acquires, whether or nor such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise.

5.   Subordination. To the extent permitted by law, all existing and future indebtedness of Borrowers to Guarantor and the right of Guarantor to withdraw any capital invested by Guarantor in Borrowers is hereby subordinated in all indebtedness hereby guaranteed and, without the prior written consent of Lender, such subordinated indebtedness or capital shall not be paid or withdrawn in whole or in part nor will Guarantor accept any payment of or on account of any such indebtedness or as a withdrawal of capital while this Guarantee is in effect. At Lender's request, Guarantor will cause Borrowers to pay to Lender all or any part of such subordinated indebtedness and any capital which Guarantor is entitled to withdraw. Each such payment by Borrowers in violation of this Guarantee shall be received by Guarantor in trust for Lender, and Guarantor shall cause the same to be paid to Lender immediately upon demand by Lender on account of the indebtedness to Lender guaranteed hereunder. No such payment shall reduce or affect in any manner the liability of Guarantor under this Guarantee.

6.   Bankruptcy. So long as any indebtedness shall be owing to Lender, Guarantor shall not, without the prior written consent of Lender, commence, or join with any other person in commencing, any bankruptcy, reorganization, or insolvency proceeding against Borrowers. The obligations of Guarantor under this Guarantee shall not be altered, limited or affected by any proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of Borrowers, or by any defense which Borrowers may have by reason of any order, decree or decision of any court or administrative body resulting from any such proceeding.

7.   Claims in Bankruptcy. Guarantor shall file in any bankruptcy or other proceeding in which the filing of claims is required or permitted by law all claims which Guarantor may have against Borrowers relating to any indebtedness of Borrowers to Guarantor and will assign to Lender all rights of Guarantor thereunder. If Guarantor does not file any such claim, Lender, as attorney-in-fact for Guarantor, is hereby authorized to do so in the name of Guarantor or, in Lender's discretion, to assign the claim to a nominee and to cause proof of claim to be filed in the name of Lender's nominee. The foregoing power of attorney is coupled with an interest and cannot be revoked. Lender or its nominee shall have the sole right to accept or reject any plan proposed in such proceeding and to take any other action which a party filing a claim is entitled to do. In all such cases, whether in administration, bankruptcy or otherwise, the person or persons authorized to pay such claim shall pay to Lender the amount payable on such claim and, to the full extent necessary for that purpose, Guarantor hereby assigns to Lender all of Guarantor's rights to any such payments or distributions to which Guarantor would otherwise be entitled; provided, however, that Guarantor's obligations hereunder shall not be deemed satisfied except to the extent that Lender receives cash by reason of any such payment or distribution. If Lender receives anything hereunder other than cash, the same shall be held as collateral for amounts due under this Guarantee. If at any time the holder of the Note is required to refund to Borrowers any payments made by Borrowers under the Note because such payments have been held by a bankruptcy

court having jurisdiction over Borrowers to constitute a preference under any bankruptcy, insolvency or similar law then in effect, or for any other reason, then in addition to Guarantor's other obligations under this Guarantee, Guarantor shall reimburse the holder in the aggregate amount of such refund payments.

8.   Interest and Costs. If Borrowers or Guarantor fails to pay all or any portion of the indebtedness or other sums hereby guaranteed upon demand by Lender, the amount of such indebtedness and/or other sums due shall thereafter bear interest at the rate of twenty eight percent (28%) per annum. Guarantor shall also pay Lender's reasonable attorneys' fees and all costs and other expenses which Lender expends or incurs in collecting or compromising any such indebtedness or in enforcing this Guarantee against Guarantor, whether or not suit is filed, including, without limitation, all such fees, costs and expenses incurred in connection with any insolvency, bankruptcy, reorganization, arrangement or other similar proceedings involving any person or entity comprising the Guarantor which in any way affect the exercise by Lender of its rights and remedies hereunder.

9.   Cumulative Rights. The amount of Guarantor's liability and all rights, powers and remedies hereunder and under any other agreement now or at any time hereafter in force between Lender and Guarantor, including, without limitation, any other guarantee executed by Guarantor relating to any indebtedness of Borrowers to Lender, shall be cumulative and not alternative and such rights, powers and remedies shall be in addition to all rights, powers and remedies given to Lender by law. This Guarantee is in addition to and exclusive of the guarantee of any other guarantor of any indebtedness of Borrowers to Lender.

10.   Independent Obligations.   The obligations of Guarantor hereunder are independent of the obligations of Borrowers and, to the extent permitted by law, in the event of any default hereunder, a separate action or actions may be brought and prosecuted against Guarantor whether or not Borrowers is joined therein or a separate action or actions are brought against Borrowers. Lender may maintain successive actions for other defaults. Lender's rights hereunder shall not be exhausted by its exercise of any of its rights or remedies or by any such action or by any number of successive actions until and unless all indebtedness and obligations, the payment and performance of which are hereby guaranteed, have been paid and fully performed.

11.   Severability. Should any one or more provisions of this Guarantee be determined to be illegal or unenforceable, all other provisions hereof shall nevertheless remain in full force and effect.

12.   Successors and Assigns. This Guarantee shall inure to the benefit of Lender, and the respective heirs, personal representatives and assigns of each Lender, including the assignees of any indebtedness hereby guaranteed, and shall bind the respective heirs, executors, administrators, personal representatives, successors and assigns of each person and entity comprising the Guarantor. This Guarantee may be assigned by Lender with respect to all or any portion of the indebtedness hereby guaranteed, and when so assigned Guarantor shall be liable to the assignees under this Guarantee without in any manner affecting the liability of Guarantor hereunder with respect to any indebtedness retained by Lender.

13.   Notices.   Any notice to a party required or permitted hereunder shall be given in writing. The notice shall be deemed to have been given at the following times: (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the first business day after transmission and receipt if transmitted by electronic facsimile; (c) on the first business day after deposit if deposited with and accepted by an overnight express courier service for delivery the next business day; or (d) on the fourth business day after mailing if mailed to the party to whom notice is to be given by first class mail,

postage prepaid, addressed to the party as follows:

To Lender:
Sunset Management, LLC
1055 East Tropicana Avenue, Suite 700
Las Vegas, Nevada 89119
Fax: (702) 434-1644

To Guarantor:
American Realty Investors, Inc.
1800 Valley View Lane
Suite 300
Dallas, Texas 75234

Any party may change its address for purposes of this section by giving the other party(ies) written notice of the new address in the manner set forth above.

14.   Application of Payments or Recoveries. With or without notice to Guarantor, Lender, in Lender's sole discretion and at any time and from time to time and in such manner and upon such terms as Lender deems fit, may (a) apply any and all payments or recoveries from Borrowers or from any other guarantor or endorser under any other instrument or realized from any security, in such manner and order of priority as Lender may determine, to any indebtedness of Borrowers to Lender, whether or not such indebtedness is guaranteed hereby or is otherwise secured or is due at the time of such application; and (b) refund to Borrowers any payment received by Lender upon any indebtedness hereby guaranteed and payment of the amount refunded shall be fully guaranteed hereby.

15.   Financial Statement. Guarantor hereby represents and warrants that the most recent financial statements of Borrowers and Guarantor heretofore delivered to Lender are true and correct in all material respects, have been prepared in accordance with generally accepted accounting practices consistently applied and fairly present the financial condition of Borrowers and Guarantor as of the respective dates thereof and for the period(s) covered thereby, and no material adverse change has occurred in the financial condition or prospects of Borrowers or Guarantor since the respective dates thereof.

16.   Rights and Remedies.   Guarantor understands that the exercise by Lender of certain rights and remedies contained in the Deed of Trust may affect or eliminate Guarantor's right of subrogation against Borrowers and that Guarantor may therefore incur partially or totally nonreimbursable liability hereunder. Nevertheless, to the extent permitted by law, Guarantor hereby authorizes and empowers Lender, its successors, endorsees and/or assigns, to exercise in its or their sole discretion, any rights and remedies, or any combination thereof, which then may be available, it being the purpose and intent of Guarantor that the obligations hereunder shall be absolute, independent and unconditional under any and all circumstances.

17.   Setoff. Lender shall have a right of setoff against all monies, securities and other property of Guarantor now or hereafter in the possession of, or on deposit with, Lender, whether held in a general or special account or deposit, or for safekeeping or otherwise. Such right is in addition to any right of setoff Lender may have by law. All rights of setoff may be exercised without notice or demand to Guarantor. No right of setoff shall be deemed to have been waived by any act or conduct on the part

of Lender, or by any neglect to exercise such right of setoff, or by any delay in doing so. Every right of setoff shall continue in full force and effect until specifically waived or released by an instrument in writing executed by Lender.

18.   Miscellaneous.

(a)   This Guarantee shall be governed by and construed in accordance with the internal laws of the State of Nevada. Guarantor hereby consents to the jurisdiction of any court within the State of Nevada and consents to service of process by any means authorized by Nevada law in any action brought under or arising out of this Guarantee.

(b)   Except as provided in any other written agreement now or at any time hereafter in force between Lender and Guarantor, this Guarantee shall constitute the entire agreement of Guarantor with Lender with respect to this Guarantee, and no representation, understanding, promise or condition concerning this Guarantee shall be binding upon Lender unless expressed herein.

(c)   The obligations of all persons and entities signing this Guarantee as Guarantor shall be joint and several.

(d)   When the context and construction so require, all words used in the singular herein shall be deemed to have been used in the plural and the masculine shall include the feminine and neuter and vice versa. The word "person" as used herein shall include any individual, company, firm, association, partnership, corporation, trust or other legal entity of any kind whatsoever. All references herein to the "Borrowers" shall be deemed to include reference to each constituent person of Borrowers and to all possible combinations of any one or more of such constituent persons.

(e)   No provision of this Guarantee or right granted to Lender hereunder can be waived in whole or in part nor can Guarantor be released from Guarantor's obligations hereunder except by a writing duly executed by an authorized officer of Lender.

(f)   Until all indebtedness of Borrowers to Lender has been paid in full, Guarantor shall have no right of subrogation and hereby waives any right to enforce any remedy which Lender now has or may hereafter have against Borrowers and any benefit of, and any right to participate in, any security now or hereafter held by Lender.

(g)   Lender need not inquire into the power of Borrowers or the authority of its members, managers, partners, directors, officers or agents acting or purporting to act on its behalf.

(h)   The headings of this Guarantee are inserted for convenience only and shall have no effect upon the construction or interpretation hereof.

(i)   This Guarantee may be executed in two or more counterparts, and it shall not be necessary that the signatures of all parties hereto be contained on any one counterpart hereof; each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

(j)   Each of the parties executing and delivering this Guarantee hereby waives and relinquishes all rights and defenses arising from Lender's failure to obtain an executed copy of this Guarantee from any other party or parties included in the definition of "Guarantor" in this instrument.

(k)   This Guarantee may be executed by one or more facsimile signatures and delivered by facsimile transmission. Facsimile transmission of a copy of this Guarantee that has been signed by a party or by an authorized officer, agent or trustee on behalf of a party shall have the same force and effect as physical delivery to the recipient of a manually signed copy of this Guarantee.

Executed as of the date first above written.

AMERICAN REALTY INVESTORS, INC.,
a Nevada corporation

By: /S/ KARL L. BLAHA
Karl L. Blaha
Title: President

STATE OF TEXAS   )
) ss
COUNTY OF DALLAS   )

On this 17th day of September, 2001, before me, the undersigned Notary Public in and for said County and State, personally appeared Karl L. Blaha, known to me to be the person described in and who executed the foregoing instrument as President of American Realty Investors, Inc., a Nevada corporation, and who acknowledged to me that he did so freely and voluntarily and as a duly authorized officer of and for and on behalf of said corporation for the uses and purposes therein mentioned.

Alice D. Bueto
Notary Public

Alice D. Bueto
Notary Public, State of Texas
My Commission Expires
July 25, 2002

Exhibit 10.12

GUARANTEE

This GUARANTEE is made effective as of the 17th day of September, 2001, by REGIS REALTY, INC., a Nevada corporation having an address at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 ("Guarantor") in favor of SUNSET MANAGEMENT, LLC, a Nevada limited liability company having an address at 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada 89119 (the "Lender"), and its successors and assigns.

RECITALS

A.   EQK Holdings, Inc., a Nevada corporation("EQK"), ART Williamsburg, Inc., a Nevada corporation ("AWI"), American Realty Trust, Inc., a Georgia corporation ("ART") and Basic Capital Management, Inc., a Nevada corporation ("BCM") (collectively "Borrowers") have requested Lender to lend Borrowers the principal sum of THIRTY MILLION DOLLARS ($30,000,000) (the "Loan"). The Loan will be evidenced by a Secured Promissory Note (the "Note") dated of even date hereof and executed by Borrowers. The Loan will secured by, among other things, stock pledge and security agreements encumbering certain shares of common stock of Transcontinental Real Investors, Inc., a Nevada corporation, owned by EQK, ART and BCM and by a deed of trust and security agreement encumbering certain real property owned by AWI located in the City of Williamsburg, Virginia.

B.   The Promissory Note, Stock Pledge and Security Agreements, Deed of Trust and all other instruments and documents executed and delivered to or for the benefit of Lender in connection with the Loan are hereinafter collectively referred to as the "Loan Documents".

C.   The Loan will result in a substantial benefit to each Guarantor.

D.   Lender has made or agreed to make the Loan upon the inducement and representation that Guarantor would guarantee all obligations of Borrowers to Lender under the respective Loan Documents and/or arising in connection with the Loan, as provided herein.

NOW, THEREFORE, in consideration of, and in order to induce Lender to make the Loan, Guarantor hereby jointly and severally agrees for the benefit of Lender and its respective heirs, personal representatives, successors and assigns, as follows:

AGREEMENT

1.   Indebtedness Guaranteed. Guarantor hereby unconditionally guarantees the payment, when due, of all indebtedness of Borrowers to Lender or its order evidenced by the Note and/or any and all other Loan Documents and to perform any and all obligations of Borrowers under the terms of the Note and any and all other Loan Documents. Guarantor acknowledges that the amount of the indebtedness guaranteed hereby may exceed the principal amount of the Note.

2.   Alteration of Obligations. In such manner, upon such terms and at such times as Lender and Borrowers deem best and without notice to Guarantor, Lender and Borrowers may alter, compromise, accelerate, extend, renew or change the time or manner for the payment of any indebtedness or the performance of any obligation hereby guaranteed, increase or reduce the rate of interest on the Note, release Borrowers, by acceptance of any deed in lieu of foreclosure or otherwise, as

to all or any portion of the obligations hereby guaranteed, release, substitute or add any one or more guarantors or endorsers, accept additional or substituted security therefor, or release or subordinate any security therefor. No exercise or non-exercise by Lender of any right available to Lender, no dealing by Lender with any person comprising the Guarantor or any other guarantor, endorser of the Note or any other person, and no change, impairment or release of all or a portion of the obligations of Borrowers under any of the Loan Documents or suspension of any right or remedy of Lender against any person, including, without limitation, Borrowers and any other such guarantor, endorser or other person, shall in any way affect any of the obligations of Guarantor hereunder or any security furnished by any Guarantor or give Guarantor any recourse against Lender. To the extent permitted by law, if Lender has exculpated Borrowers from personal liability in whole or in part and/or agreed to look solely to the property encumbered by the Loan Documents or any part thereof for the satisfaction of Borrowers' obligations under the Loan Documents, said exculpation and agreement shall not affect the obligations of Guarantor hereunder, since Guarantor acknowledges that its obligations hereunder are independent of the obligations of Borrowers and are to be construed as if no such exculpation or agreement had been given to Borrowers by Lender. Guarantor further acknowledges that if any such exculpation or agreement has been given to Borrowers, Lender has done so in reliance upon the covenants of Guarantor contained herein.

3.   Representations and Warranties. Each Guarantor hereby represents and warrants that either (a) such Guarantor has a financial interest in the Borrowers, or (b) the Borrowers have a financial interest in such Guarantor, that the Loan extended by the Lender to the Borrowers enhances that financial interest, that this Guarantee is given in consideration of the Lender making the Loan to the Borrowers and that such Guarantor has examined or has had the full opportunity to examine each of the Loan Documents.

4.   Waiver. To the extent permitted by law, Guarantor hereby waives and relinquishes all rights and remedies accorded by applicable law to guarantors and agrees not to assert or take advantage of any such rights or remedies, including, without limitation: (a) any right provided by NRS 40.430, or any other statute or decision, to require Lender to proceed against Borrowers or any other person or to proceed against or exhaust any security held by Lender at any time or to pursue any other remedy in Lender's power before proceeding against Guarantor; (b) the defense of the statute of limitations in any action hereunder or in any action for the collection of any indebtedness or the performance of any obligation hereby guaranteed; (c) any defense that may arise by reason of the incapacity, lack of authority, death or disability of any other person or persons or the failure of Lender to file or enforce a claim against the estate (in administration, bankruptcy or any other proceeding) of any other person or persons; (d) demand, protest and notice of any kind, including, without limitation, notice of the existence, creation or incurring of any new or additional indebtedness or obligation or of any action or non-action on the part of Borrowers, Lender, any endorser or creditor of Borrowers or guarantor or on the part of any other person whomsoever under this or any other instrument in connection with any obligation or evidence of indebtedness held by Lender as collateral or in connection with any indebtedness hereby guaranteed; (e) all rights and defenses arising out of an election of remedies by Lender, even though that election of remedies such as nonjudicial foreclosure with respect to security for any obligation guaranteed hereby, has destroyed the Guarantor's rights of subrogation and reimbursement against the principal by operation of applicable law; (f) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (g) any duty on the part of Lender to disclose to Guarantor any facts Lender may now or hereafter know about Borrowers, regardless of whether Lender has reason to believe that any such facts materially increase the risk beyond that which Guarantor intends to assume or has reason to believe that such facts are unknown to Guarantor or has a reasonable opportunity to communicate such facts to

Guarantor, since Guarantor acknowledges that it is fully responsible for being and keeping informed of the financial condition of Borrowers and of all circumstances bearing on the risk of non-payment of any indebtedness hereby guaranteed; (h) any defense arising because of Lender's election, in any proceeding instituted under the Federal Bankruptcy Code, of the application of Section 1111(b)(2) of the Federal Bankruptcy Code; (i) any defense based on any borrowing or grant of a security interest under Section 364 of the Federal Bankruptcy Code; and (j) any claim, right or remedy which any Guarantor may now have or hereafter acquire against Borrowers that arises hereunder and/or from the performance by any Guarantor hereunder, including, without limitation, any claim, right or remedy of Lender against Borrowers or any security which Lender now has or hereafter acquires, whether or nor such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise.

5.   Subordination.   To the extent permitted by law, all existing and future indebtedness of Borrowers to Guarantor and the right of Guarantor to withdraw any capital invested by Guarantor in Borrowers is hereby subordinated in all indebtedness hereby guaranteed and, without the prior written consent of Lender, such subordinated indebtedness or capital shall not be paid or withdrawn in whole or in part nor will Guarantor accept any payment of or on account of any such indebtedness or as a withdrawal of capital while this Guarantee is in effect.   At Lender's request, Guarantor will cause Borrowers to pay to Lender all or any part of such subordinated indebtedness and any capital which Guarantor is entitled to withdraw.   Each such payment by Borrowers in violation of this Guarantee shall be received by Guarantor in trust for Lender, and Guarantor shall cause the same to be paid to Lender immediately upon demand by Lender on account of the indebtedness to Lender guaranteed hereunder.   No such payment shall reduce or affect in any manner the liability of Guarantor under this Guarantee.

6.   Bankruptcy.   So long as any indebtedness shall be owing to Lender, Guarantor shall not, without the prior written consent of Lender, commence, or join with any other person in commencing, any bankruptcy, reorganization, or insolvency proceeding against Borrowers.   The obligations of Guarantor under this Guarantee shall not be altered, limited or affected by any proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of Borrowers, or by any defense which Borrowers may have by reason of any order, decree or decision of any court or administrative body resulting from any such proceeding.

7.   Claims in Bankruptcy.   Guarantor shall file in any bankruptcy or other proceeding in which the filing of claims is required or permitted by law all claims which Guarantor may have against Borrowers relating to any indebtedness of Borrowers to Guarantor and will assign to Lender all rights of Guarantor thereunder.   If Guarantor does not file any such claim, Lender, as attorney-in-fact for Guarantor, is hereby authorized to do so in the name of Guarantor or, in Lender's discretion, to assign the claim to a nominee and to cause proof of claim to be filed in the name of Lender's nominee.   The foregoing power of attorney is coupled with an interest and cannot be revoked.   Lender or its nominee shall have the sole right to accept or reject any plan proposed in such proceeding and to take any other action which a party filing a claim is entitled to do.   In all such cases, whether in administration, bankruptcy or otherwise, the person or persons authorized to pay such claim shall pay to Lender the amount payable on such claim and, to the full extent necessary for that purpose, Guarantor hereby assigns to Lender all of Guarantor's rights to any such payments or distributions to which Guarantor would otherwise be entitled;   provided, however, that Guarantor's obligations hereunder shall not be deemed satisfied except to the extent that Lender receives cash by reason of any such payment or distribution.   If Lender receives anything hereunder other than cash, the same shall be held as collateral for amounts due under this Guarantee.   If at any time the holder of the Note is required to refund to Borrowers any payments made by Borrowers under the Note because such payments have been held by a bankruptcy court having jurisdiction over Borrowers to constitute a preference under any bankruptcy, insolvency or

similar law then in effect, or for any other reason, then in addition to Guarantor's other obligations under this Guarantee, Guarantor shall reimburse the holder in the aggregate amount of such refund payments.

8.   <u>Interest and Costs.</u> If Borrowers or Guarantor fails to pay all or any portion of the indebtedness or other sums hereby guaranteed upon demand by Lender, the amount of such indebtedness and/or other sums due shall thereafter bear interest at the rate of twenty eight percent (28%) per annum. Guarantor shall also pay Lender's reasonable attorneys' fees and all costs and other expenses which Lender expends or incurs in collecting or compromising any such indebtedness or in enforcing this Guarantee against Guarantor, whether or not suit is filed, including, without limitation, all such fees, costs and expenses incurred in connection with any insolvency, bankruptcy, reorganization, arrangement or other similar proceedings involving any person or entity comprising the Guarantor which in any way affect the exercise by Lender of its rights and remedies hereunder.

9.   <u>Cumulative Rights.</u> The amount of Guarantor's liability and all rights, powers and remedies hereunder and under any other agreement now or at any time hereafter in force between Lender and Guarantor, including, without limitation, any other guarantee executed by Guarantor relating to any indebtedness of Borrowers to Lender, shall be cumulative and not alternative and such rights, powers and remedies shall be in addition to all rights, powers and remedies given to Lender by law. This Guarantee is in addition to and exclusive of the guarantee of any other guarantor of any indebtedness of Borrowers to Lender.

10.   <u>Independent Obligations.</u> The obligations of Guarantor hereunder are independent of the obligations of Borrowers and, to the extent permitted by law, in the event of any default hereunder, a separate action or actions may be brought and prosecuted against Guarantor whether or not Borrowers is joined therein or a separate action or actions are brought against Borrowers. Lender may maintain successive actions for other defaults. Lender's rights hereunder shall not be exhausted by its exercise of any of its rights or remedies or by any such action or by any number of successive actions until and unless all indebtedness and obligations, the payment and performance of which are hereby guaranteed, have been paid and fully performed.

11.   <u>Severability.</u> Should any one or more provisions of this Guarantee be determined to be illegal or unenforceable, all other provisions hereof shall nevertheless remain in full force and effect.

12.   <u>Successors and Assigns.</u> This Guarantee shall inure to the benefit of Lender, and the respective heirs, personal representatives and assigns of each Lender, including the assignees of any indebtedness hereby guaranteed, and shall bind the respective heirs, executors, administrators, personal representatives, successors and assigns of each person and entity comprising the Guarantor. This Guarantee may be assigned by Lender with respect to all or any portion of the indebtedness hereby guaranteed, and when so assigned Guarantor shall be liable to the assignees under this Guarantee without in any manner affecting the liability of Guarantor hereunder with respect to any indebtedness retained by Lender.

13.   <u>Notices.</u> Any notice to a party required or permitted hereunder shall be given in writing. The notice shall be deemed to have been given at the following times: (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the first business day after transmission and receipt if transmitted by electronic facsimile; (c) on the first business day after deposit if deposited with and accepted by an overnight express courier service for delivery the next business day; or (d) on the fourth business day after mailing if mailed to the party to whom notice is to be given by first class mail, postage prepaid, addressed to the party as follows:

To Lender:

> Sunset Management, LLC
> 1055 East Tropicana Avenue, Suite 700
> Las Vegas, Nevada 89119
> Fax: (702) 434-1644

To Guarantor:

> Regis Realty, Inc.
> 1800 Valley View Lane
> Suite 300
> Dallas, Texas 75234

Any party may change its address for purposes of this section by giving the other party(ies) written notice of the new address in the manner set forth above.

14.   <u>Application of Payments or Recoveries.</u> With or without notice to Guarantor, Lender, in Lender's sole discretion and at any time and from time to time and in such manner and upon such terms as Lender deems fit, may (a) apply any and all payments or recoveries from Borrowers or from any other guarantor or endorser under any other instrument or realized from any security, in such manner and order of priority as Lender may determine, to any indebtedness of Borrowers to Lender, whether or not such indebtedness is guaranteed hereby or is otherwise secured or is due at the time of such application; and (b) refund to Borrowers any payment received by Lender upon any indebtedness hereby guaranteed and payment of the amount refunded shall be fully guaranteed hereby.

15.   <u>Financial Statement.</u> Guarantor hereby represents and warrants that the most recent financial statements of Borrowers and Guarantor heretofore delivered to Lender are true and correct in all material respects, have been prepared in accordance with generally accepted accounting practices consistently applied and fairly present the financial condition of Borrowers and Guarantor as of the respective dates thereof and for the period(s) covered thereby, and no material adverse change has occurred in the financial condition or prospects of Borrowers or Guarantor since the respective dates thereof.

16.   <u>Rights and Remedies.</u> Guarantor understands that the exercise by Lender of certain rights and remedies contained in the Deed of Trust may affect or eliminate Guarantor's right of subrogation against Borrowers and that Guarantor may therefore incur partially or totally nonreimbursable liability hereunder. Nevertheless, to the extent permitted by law, Guarantor hereby authorizes and empowers Lender, its successors, endorsees and/or assigns, to exercise in its or their sole discretion, any rights and remedies, or any combination thereof, which then may be available, it being the purpose and intent of Guarantor that the obligations hereunder shall be absolute, independent and unconditional under any and all circumstances.

17.   <u>Setoff.</u> Lender shall have a right of setoff against all monies, securities and other property of Guarantor now or hereafter in the possession of, or on deposit with, Lender, whether held in a general or special account or deposit, or for safekeeping or otherwise. Such right is in addition to any right of setoff Lender may have by law. All rights of setoff may be exercised without notice or demand to Guarantor. No right of setoff shall be deemed to have been waived by any act or conduct on the part of Lender, or by any neglect to exercise such right of setoff, or by any delay in doing so. Every right of setoff shall continue in full force and effect until specifically waived or released by an instrument in

writing executed by Lender.

18.   Miscellaneous.

(a)   This Guarantee shall be governed by and construed in accordance with the internal laws of the State of Nevada. Guarantor hereby consents to the jurisdiction of any court within the State of Nevada and consents to service of process by any means authorized by Nevada law in any action brought under or arising out of this Guarantee.

(b)   Except as provided in any other written agreement now or at any time hereafter in force between Lender and Guarantor, this Guarantee shall constitute the entire agreement of Guarantor with Lender with respect to this Guarantee, and no representation, understanding, promise or condition concerning this Guarantee shall be binding upon Lender unless expressed herein.

(c)   The obligations of all persons and entities signing this Guarantee as Guarantor shall be joint and several.

(d)   When the context and construction so require, all words used in the singular herein shall be deemed to have been used in the plural and the masculine shall include the feminine and neuter and vice versa. The word "person" as used herein shall include any individual, company, firm, association, partnership, corporation, trust or other legal entity of any kind whatsoever. All references herein to the "Borrowers" shall be deemed to include reference to each constituent person of Borrowers and to all possible combinations of any one or more of such constituent persons.

(e)   No provision of this Guarantee or right granted to Lender hereunder can be waived in whole or in part nor can Guarantor be released from Guarantor's obligations hereunder except by a writing duly executed by an authorized officer of Lender.

(f)   Until all indebtedness of Borrowers to Lender has been paid in full, Guarantor shall have no right of subrogation and hereby waives any right to enforce any remedy which Lender now has or may hereafter have against Borrowers and any benefit of, and any right to participate in, any security now or hereafter held by Lender.

(g)   Lender need not inquire into the power of Borrowers or the authority of its members, managers, partners, directors, officers or agents acting or purporting to act on its behalf.

(h)   The headings of this Guarantee are inserted for convenience only and shall have no effect upon the construction or interpretation hereof.

(i)   This Guarantee may be executed in two or more counterparts, and it shall not be necessary that the signatures of all parties hereto be contained on any one counterpart hereof; each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

(j)   Each of the parties executing and delivering this Guarantee hereby waives and relinquishes all rights and defenses arising from Lender's failure to obtain an executed copy of this Guarantee from any other party or parties included in the definition of "Guarantor" in this instrument.

(k)   This Guarantee may be executed by one or more facsimile signatures and delivered by facsimile transmission. Facsimile transmission of a copy of this Guarantee that has been signed by a party or by an authorized officer, agent or trustee on behalf of a party shall have the same force and effect as physical delivery to the recipient of a manually signed copy of this Guarantee.

Executed as of the date first above written.

REGIS REALTY, INC.,
a Nevada corporation

By: /S/ RONALD AKIN
　　　Ronald Akin
Title: Vice President

STATE OF TEXAS　　　　　　)
　　　　　　　　　　　　　　) ss
COUNTY OF DALLAS　　　　)

On this 13th day of September, 2001, before me, the undersigned Notary Public in and for said County and State, personally appeared Ronald F. Akin, known to me to be the person described in and who executed the foregoing instrument as Vice President of Regis Realty, Inc., a Nevada corporation, and who acknowledged to me that he did so freely and voluntarily and as a duly authorized officer of and for and on behalf of said corporation for the uses and purposes therein mentioned.

Alice D. Bueto
Notary Public

Alice D. Bueto
Notary Public, State of Texas
My Commission Expires
July 25, 2002

Exhibit 10.13

GUARANTEE

This GUARANTEE is made effective as of the 17th day of September, 2001, by SYNTEK WEST, INC., a Nevada corporation having an address at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 ("Guarantor") in favor of SUNSET MANAGEMENT, LLC, a Nevada limited liability company having an address at 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada 89119 (the "Lender"), and its successors and assigns.

RECITALS

A.   EQK Holdings, Inc., a Nevada corporation("EQK"), ART Williamsburg, Inc., a Nevada corporation ("AWI"), American Realty Trust, Inc., a Georgia corporation ("ART") and Basic Capital Management, Inc., a Nevada corporation ("BCM") (collectively "Borrowers") have requested Lender to lend Borrowers the principal sum of THIRTY MILLION DOLLARS ($30,000,000) (the "Loan"). The Loan will be evidenced by a Secured Promissory Note (the "Note") dated of even date hereof and executed by Borrowers. The Loan will secured by, among other things, stock pledge and security agreements encumbering certain shares of common stock of Transcontinental Real Investors, Inc., a Nevada corporation, owned by EQK, ART and BCM and by a deed of trust and security agreement encumbering certain real property owned by AWI located in the City of Williamsburg, Virginia.

B.   The Promissory Note, Stock Pledge and Security Agreements, Deed of Trust and all other instruments and documents executed and delivered to or for the benefit of Lender in connection with the Loan are hereinafter collectively referred to as the "Loan Documents".

C.   The Loan will result in a substantial benefit to each Guarantor.

D.   Lender has made or agreed to make the Loan upon the inducement and representation that Guarantor would guarantee all obligations of Borrowers to Lender under the respective Loan Documents and/or arising in connection with the Loan, as provided herein.

NOW, THEREFORE, in consideration of, and in order to induce Lender to make the Loan, Guarantor hereby jointly and severally agrees for the benefit of Lender and its respective heirs, personal representatives, successors and assigns, as follows:

AGREEMENT

1.   Indebtedness Guaranteed. Guarantor hereby unconditionally guarantees the payment, when due, of all indebtedness of Borrowers to Lender or its order evidenced by the Note and/or any and all other Loan Documents and to perform any and all obligations of Borrowers under the terms of the Note and any and all other Loan Documents. Guarantor acknowledges that the amount of theindebtedness guaranteed hereby may exceed the principal amount of the Note.

2.   Alteration of Obligations. In such manner, upon such terms and at such times as Lender and Borrowers deem best and without notice to Guarantor, Lender and Borrowers may alter, compromise, accelerate, extend, renew or change the time or manner for the payment of any indebtedness or the performance of any obligation hereby guaranteed, increase or reduce the rate of

interest on the Note, release Borrowers, by acceptance of any deed in lieu of foreclosure or otherwise, as to all or any portion of the obligations hereby guaranteed, release, substitute or add any one or more guarantors or endorsers, accept additional or substituted security therefor, or release or subordinate any security therefor. No exercise or non-exercise by Lender of any right available to Lender, no dealing by Lender with any person comprising the Guarantor or any other guarantor, endorser of the Note or any other person, and no change, impairment or release of all or a portion of the obligations of Borrowers under any of the Loan Documents or suspension of any right or remedy of Lender against any person, including, without limitation, Borrowers and any other such guarantor, endorser or other person, shall in any way affect any of the obligations of Guarantor hereunder or any security furnished by any Guarantor or give Guarantor any recourse against Lender. To the extent permitted by law, if Lender has exculpated Borrowers from personal liability in whole or in part and/or agreed to look solely to the property encumbered by the Loan Documents or any part thereof for the satisfaction of Borrowers' obligations under the Loan Documents, said exculpation and agreement shall not affect the obligations of Guarantor hereunder, since Guarantor acknowledges that its obligations hereunder are independent of the obligations of Borrowers and are to be construed as if no such exculpation or agreement had been given to Borrowers by Lender. Guarantor further acknowledges that if any such exculpation or agreement has been given to Borrowers, Lender has done so in reliance upon the covenants of Guarantor contained herein.

3.   Representations and Warranties. Each Guarantor hereby represents and warrants that either (a) such Guarantor has a financial interest in the Borrowers, or (b) the Borrowers have a financial interest in such Guarantor, that the Loan extended by the Lender to the Borrowers enhances that financial interest, that this Guarantee is given in consideration of the Lender making the Loan to the Borrowers and that such Guarantor has examined or has had the full opportunity to examine each of the Loan Documents.

4.   Waiver. To the extent permitted by law, Guarantor hereby waives and relinquishes all rights and remedies accorded by applicable law to guarantors and agrees not to assert or take advantage of any such rights or remedies, including, without limitation: (a) any right provided by NRS 40.430, or any other statute or decision, to require Lender to proceed against Borrowers or any other person or to proceed against or exhaust any security held by Lender at any time or to pursue any other remedy in Lender's power before proceeding against Guarantor; (b) the defense of the statute of limitations in any action hereunder or in any action for the collection of any indebtedness or the performance of any obligation hereby guaranteed; (c) any defense that may arise by reason of the incapacity, lack of authority, death or disability of any other person or persons or the failure of Lender to file or enforce a claim against the estate (in administration, bankruptcy or any other proceeding) of any other person or persons; (d) demand, protest and notice of any kind, including, without limitation, notice of the existence, creation or incurring of any new or additional indebtedness or obligation or of any action or non-action on the part of Borrowers, Lender, any endorser or creditor of Borrowers or guarantor or on the part of any other person whomsoever under this or any other instrument in connection with any obligation or evidence of indebtedness held by Lender as collateral or in connection with any indebtedness hereby guaranteed; (e) all rights and defenses arising out of an election of remedies by Lender, even though that election of remedies such as nonjudicial foreclosure with respect to security for any obligation guaranteed hereby, has destroyed the Guarantor's rights of subrogation and reimbursement against the principal by operation of applicable law; (f) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (g) any duty on the part of Lender to disclose to Guarantor any facts Lender may now or hereafter know about Borrowers, regardless of whether Lender has reason to believe that any such facts materially increase the risk beyond that which Guarantor intends to assume or has reason to believe that

such facts are unknown to Guarantor or has a reasonable opportunity to communicate such facts to Guarantor, since Guarantor acknowledges that it is fully responsible for being and keeping informed of the financial condition of Borrowers and of all circumstances bearing on the risk of non-payment of any indebtedness hereby guaranteed; (h) any defense arising because of Lender's election, in any proceeding instituted under the Federal Bankruptcy Code, of the application of Section 1111(b)(2) of the Federal Bankruptcy Code; (i) any defense based on any borrowing or grant of a security interest under Section 364 of the Federal Bankruptcy Code; and (j) any claim, right or remedy which any Guarantor may now have or hereafter acquire against Borrowers that arises hereunder and/or from the performance by any Guarantor hereunder, including, without limitation, any claim, right or remedy of Lender against Borrowers or any security which Lender now has or hereafter acquires, whether or nor such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise.

5. Subordination. To the extent permitted by law, all existing and future indebtedness of Borrowers to Guarantor and the right of Guarantor to withdraw any capital invested by Guarantor in Borrowers is hereby subordinated in all indebtedness hereby guaranteed and, without the prior written consent of Lender, such subordinated indebtedness or capital shall not be paid or withdrawn in whole or in part nor will Guarantor accept any payment of or on account of any such indebtedness or as a withdrawal of capital while this Guarantee is in effect. At Lender's request, Guarantor will cause Borrowers to pay to Lender all or any part of such subordinated indebtedness and any capital which Guarantor is entitled to withdraw. Each such payment by Borrowers in violation of this Guarantee shall be received by Guarantor in trust for Lender, and Guarantor shall cause the same to be paid to Lender immediately upon demand by Lender on account of the indebtedness to Lender guaranteed hereunder. No such payment shall reduce or affect in any manner the liability of Guarantor under this Guarantee.

6. Bankruptcy. So long as any indebtedness shall be owing to Lender, Guarantor shall not, without the prior written consent of Lender, commence, or join with any other person in commencing, any bankruptcy, reorganization, or insolvency proceeding against Borrowers. The obligations of Guarantor under this Guarantee shall not be altered, limited or affected by any proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of Borrowers, or by any defense which Borrowers may have by reason of any order, decree or decision of any court or administrative body resulting from any such proceeding.

7. Claims in Bankruptcy. Guarantor shall file in any bankruptcy or other proceeding in which the filing of claims is required or permitted by law all claims which Guarantor may have against Borrowers relating to any indebtedness of Borrowers to Guarantor and will assign to Lender all rights of Guarantor thereunder. If Guarantor does not file any such claim, Lender, as attorney-in-fact for Guarantor, is hereby authorized to do so in the name of Guarantor or, in Lender's discretion, to assign the claim to a nominee and to cause proof of claim to be filed in the name of Lender's nominee. The foregoing power of attorney is coupled with an interest and cannot be revoked. Lender or its nominee shall have the sole right to accept or reject any plan proposed in such proceeding and to take any other action which a party filing a claim is entitled to do. In all such cases, whether in administration, bankruptcy or otherwise, the person or persons authorized to pay such claim shall pay to Lender the amount payable on such claim and, to the full extent necessary for that purpose, Guarantor hereby assigns to Lender all of Guarantor's rights to any such payments or distributions to which Guarantor would otherwise be entitled; provided, however, that Guarantor's obligations hereunder shall not be deemed satisfied except to the extent that Lender receives cash by reason of any such payment or distribution. If Lender receives anything hereunder other than cash, the same shall be held as collateral for amounts due under this Guarantee. If at any time the holder of the Note is required to refund to Borrowers any payments made by Borrowers under the Note because such payments have been held by a bankruptcy

court having jurisdiction over Borrowers to constitute a preference under any bankruptcy, insolvency or similar law then in effect, or for any other reason, then in addition to Guarantor's other obligations under this Guarantee, Guarantor shall reimburse the holder in the aggregate amount of such refund payments.

8.   Interest and Costs. If Borrowers or Guarantor fails to pay all or any portion of the indebtedness or other sums hereby guaranteed upon demand by Lender, the amount of such indebtedness and/or other sums due shall thereafter bear interest at the rate of twenty eight percent (28%) per annum. Guarantor shall also pay Lender's reasonable attorneys' fees and all costs and other expenses which Lender expends or incurs in collecting or compromising any such indebtedness or in enforcing this Guarantee against Guarantor, whether or not suit is filed, including, without limitation, all such fees, costs and expenses incurred in connection with any insolvency, bankruptcy, reorganization, arrangement or other similar proceedings involving any person or entity comprising the Guarantor which in any way affect the exercise by Lender of its rights and remedies hereunder.

9.   Cumulative Rights. The amount of Guarantor's liability and all rights, powers and remedies hereunder and under any other agreement now or at any time hereafter in force between Lender and Guarantor, including, without limitation, any other guarantee executed by Guarantor relating to any indebtedness of Borrowers to Lender, shall be cumulative and not alternative and such rights, powers and remedies shall be in addition to all rights, powers and remedies given to Lender by law. This Guarantee is in addition to and exclusive of the guarantee of any other guarantor of any indebtedness of Borrowers to Lender.

10.   Independent Obligations. The obligations of Guarantor hereunder are independent of the obligations of Borrowers and, to the extent permitted by law, in the event of any default hereunder, a separate action or actions may be brought and prosecuted against Guarantor whether or not Borrowers is joined therein or a separate action or actions are brought against Borrowers. Lender may maintain successive actions for other defaults. Lender's rights hereunder shall not be exhausted by its exercise of any of its rights or remedies or by any such action or by any number of successive actions until and unless all indebtedness and obligations, the payment and performance of which are hereby guaranteed, have been paid and fully performed.

11.   Severability. Should any one or more provisions of this Guarantee be determined to be illegal or unenforceable, all other provisions hereof shall nevertheless remain in full force and effect.

12.   Successors and Assigns. This Guarantee shall inure to the benefit of Lender, and the respective heirs, personal representatives and assigns of each Lender, including the assignees of any indebtedness hereby guaranteed, and shall bind the respective heirs, executors, administrators, personal representatives, successors and assigns of each person and entity comprising the Guarantor. This Guarantee may be assigned by Lender with respect to all or any portion of the indebtedness hereby guaranteed, and when so assigned Guarantor shall be liable to the assignees under this Guarantee without in any manner affecting the liability of Guarantor hereunder with respect to any indebtedness retained by Lender.

13.   Notices. Any notice to a party required or permitted hereunder shall be given in writing. The notice shall be deemed to have been given at the following times: (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the first business day after transmission and receipt if transmitted by electronic facsimile; (c) on the first business day after deposit if deposited with and accepted by an overnight express courier service for delivery the next business day; or (d) on the fourth business day after mailing if mailed to the party to whom notice is to be given by first class mail,

postage prepaid, addressed to the party as follows:

> To Lender: Sunset Management, LLC
> 1055 East Tropicana Avenue, Suite 700
> Las Vegas, Nevada 89119
> Fax: (702) 434-1644

> To Guarantor: Syntek West, Inc.
> 1800 Valley View Lane
> Suite 300
> Dallas, Texas 75234

Any party may change its address for purposes of this section by giving the other party(ies) written notice of the new address in the manner set forth above.

14.   Application of Payments or Recoveries. With or without notice to Guarantor, Lender, in Lender's sole discretion and at any time and from time to time and in such manner and upon such terms as Lender deems fit, may (a) apply any and all payments or recoveries from Borrowers or from any other guarantor or endorser under any other instrument or realized from any security, in such manner and order of priority as Lender may determine, to any indebtedness of Borrowers to Lender, whether or not such indebtedness is guaranteed hereby or is otherwise secured or is due at the time of such application; and (b) refund to Borrowers any payment received by Lender upon any indebtedness hereby guaranteed and payment of the amount refunded shall be fully guaranteed hereby.

15.   Financial Statement. Guarantor hereby represents and warrants that the most recent financial statements of Borrowers and Guarantor heretofore delivered to Lender are true and correct in all material respects, have been prepared in accordance with generally accepted accounting practices consistently applied and fairly present the financial condition of Borrowers and Guarantor as of the respective dates thereof and for the period(s) covered thereby, and no material adverse change has occurred in the financial condition or prospects of Borrowers or Guarantor since the respective dates thereof.

16.   Rights and Remedies.   Guarantor understands that the exercise by Lender of certain rights and remedies contained in the Deed of Trust may affect or eliminate Guarantor's right of subrogation against Borrowers and that Guarantor may therefore incur partially or totally nonreimbursable liability hereunder. Nevertheless, to the extent permitted by law, Guarantor hereby authorizes and empowers Lender, its successors, endorsees and/or assigns, to exercise in its or their sole discretion, any rights and remedies, or any combination thereof, which then may be available, it being the purpose and intent of Guarantor that the obligations hereunder shall be absolute, independent and unconditional under any and all circumstances.

17.   Setoff. Lender shall have a right of setoff against all monies, securities and other property of Guarantor now or hereafter in the possession of, or on deposit with, Lender, whether held in a general or special account or deposit, or for safekeeping or otherwise. Such right is in addition to any right of setoff Lender may have by law. All rights of setoff may be exercised without notice or demand to Guarantor. No right of setoff shall be deemed to have been waived by any act or conduct on the part of Lender, or by any neglect to exercise such right of setoff, or by any delay in doing so. Every right of setoff shall continue in full force and effect until specifically waived or released by an instrument in

writing executed by Lender.

18.   Miscellaneous.

(a)   This Guarantee shall be governed by and construed in accordance with the internal laws of the State of Nevada. Guarantor hereby consents to the jurisdiction of any court within the State of Nevada and consents to service of process by any means authorized by Nevada law in any action brought under or arising out of this Guarantee.

(b)   Except as provided in any other written agreement now or at any time hereafter in force between Lender and Guarantor, this Guarantee shall constitute the entire agreement of Guarantor with Lender with respect to this Guarantee, and no representation, understanding, promise or condition concerning this Guarantee shall be binding upon Lender unless expressed herein.

(c)   The obligations of all persons and entities signing this Guarantee as Guarantor shall be joint and several.

(d)   When the context and construction so require, all words used in the singular herein shall be deemed to have been used in the plural and the masculine shall include the feminine and neuter and vice versa. The word "person" as used herein shall include any individual, company, firm, association, partnership, corporation, trust or other legal entity of any kind whatsoever. All references herein to the "Borrowers" shall be deemed to include reference to each constituent person of Borrowers and to all possible combinations of any one or more of such constituent persons.

(e)   No provision of this Guarantee or right granted to Lender hereunder can be waived in whole or in part nor can Guarantor be released from Guarantor's obligations hereunder except by a writing duly executed by an authorized officer of Lender.

(f)   Until all indebtedness of Borrowers to Lender has been paid in full, Guarantor shall have no right of subrogation and hereby waives any right to enforce any remedy which Lender now has or may hereafter have against Borrowers and any benefit of, and any right to participate in, any security now or hereafter held by Lender.

(g)   Lender need not inquire into the power of Borrowers or the authority of its members, managers, partners, directors, officers or agents acting or purporting to act on its behalf.

(h)   The headings of this Guarantee are inserted for convenience only and shall have no effect upon the construction or interpretation hereof.

(i)   This Guarantee may be executed in two or more counterparts, and it shall not be necessary that the signatures of all parties hereto be contained on any one counterpart hereof; each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

(j)   Each of the parties executing and delivering this Guarantee hereby waives and relinquishes all rights and defenses arising from Lender's failure to obtain an executed copy of this Guarantee from any other party or parties included in the definition of "Guarantor" in this instrument.

(k)   This Guarantee may be executed by one or more facsimile signatures and delivered by facsimile transmission. Facsimile transmission of a copy of this Guarantee that has been signed by a party or by an authorized officer, agent or trustee on behalf of a party shall have the same force and effect as physical delivery to the recipient of a manually signed copy of this Guarantee.

Executed as of the date first above written.

SYNTEK WEST, INC.,
a Nevada corporation

By: /S/ GENE E. PHILLIPS
     Gene E. Phillips
Title: President

STATE OF TEXAS   )
) ss

COUNTY OF DALLAS   )

On this 13th day of September, 2001, before me, the undersigned Notary Public in and for said County and State, personally appeared Gene E. Phillips, known to me to be the person described in and who executed the foregoing instrument as President of Syntek West, Inc., a Nevada corporation, and who acknowledged to me that he did so freely and voluntarily and as a duly authorized officer of and for and on behalf of said corporation for the uses and purposes therein mentioned.

Alice D. Bueto
Notary Public

Alice D. Bueto
Notary Public, State of Texas
My Commission Expires
July 25, 2002

Exhibit 10.14

<center>GUARANTEE</center>

This GUARANTEE is made effective as of the 17th day of September, 2001, by TRIAD REALTY SERVICES, LTD., a Nevada limited partnership having an address at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 ("Guarantor") in favor of SUNSET MANAGEMENT, LLC, a Nevada limited liability company having an address at 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada 89119 (the "Lender"), and its successors and assigns.

<center>RECITALS</center>

A.   EQK Holdings, Inc., a Nevada corporation ("EQK"), ART Williamsburg, Inc., a Nevada corporation ("AWI"), American Realty Trust, Inc., a Georgia corporation ("ART") and Basic Capital Management, Inc., a Nevada corporation ("BCM") (collectively "Borrowers") have requested Lender to lend Borrowers the principal sum of THIRTY MILLION DOLLARS ($30,000,000) (the "Loan"). The Loan will be evidenced by a Secured Promissory Note (the "Note") dated of even date hereof and executed by Borrowers. The Loan will secured by, among other things, stock pledge and security agreements encumbering certain shares of common stock of Transcontinental Real Investors, Inc., a Nevada corporation, owned by EQK, ART and BCM and by a deed of trust and security agreement encumbering certain real property owned by AWI located in the City of Williamsburg, Virginia.

B. The Promissory Note, Stock Pledge and Security Agreements, Deed of Trust and all other instruments and documents executed and delivered to or for the benefit of Lender in connection with the Loan are hereinafter collectively referred to as the "Loan Documents".

C.   The Loan will result in a substantial benefit to each Guarantor.

D.   Lender has made or agreed to make the Loan upon the inducement and representation that Guarantor would guarantee all obligations of Borrowers to Lender under the respective Loan Documents and/or arising in connection with the Loan, as provided herein.

NOW, THEREFORE, in consideration of, and in order to induce Lender to make the Loan, Guarantor hereby jointly and severally agrees for the benefit of Lender and its respective heirs, personal representatives, successors and assigns, as follows:

<center>AGREEMENT</center>

1.   Indebtedness Guaranteed. Guarantor hereby unconditionally guarantees the payment, when due, of all indebtedness of Borrowers to Lender or its order evidenced by the Note and/or any and all other Loan Documents and to perform any and all obligations of Borrowers under the terms of the Note and any and all other Loan Documents. Guarantor acknowledges that the amount of the indebtedness guaranteed hereby may exceed the principal amount of the Note.

2.   Alteration of Obligations. In such manner, upon such terms and at such times as Lender and Borrowers deem best and without notice to Guarantor, Lender and Borrowers may alter, compromise, accelerate, extend, renew or change the time or manner for the payment of any indebtedness or the performance of any obligation hereby guaranteed, increase or reduce the rate of interest on the Note, release Borrowers, by acceptance of any deed in lieu of foreclosure or otherwise, as

to all or any portion of the obligations hereby guaranteed, release, substitute or add any one or more guarantors or endorsers, accept additional or substituted security therefor, or release or subordinate any security therefor. No exercise or non-exercise by Lender of any right available to Lender, no dealing by Lender with any person comprising the Guarantor or any other guarantor, endorser of the Note or any other person, and no change, impairment or release of all or a portion of the obligations of Borrowers under any of the Loan Documents or suspension of any right or remedy of Lender against any person, including, without limitation, Borrowers and any other such guarantor, endorser or other person, shall in any way affect any of the obligations of Guarantor hereunder or any security furnished by any Guarantor or give Guarantor any recourse against Lender. To the extent permitted by law, if Lender has exculpated Borrowers from personal liability in whole or in part and/or agreed to look solely to the property encumbered by the Loan Documents or any part thereof for the satisfaction of Borrowers' obligations under the Loan Documents, said exculpation and agreement shall not affect the obligations of Guarantor hereunder, since Guarantor acknowledges that its obligations hereunder are independent of the obligations of Borrowers and are to be construed as if no such exculpation or agreement had been given to Borrowers by Lender. Guarantor further acknowledges that if any such exculpation or agreement has been given to Borrowers, Lender has done so in reliance upon the covenants of Guarantor contained herein.

3.   Representations and Warranties. Each Guarantor hereby represents and warrants that either (a) such Guarantor has a financial interest in the Borrowers, or (b) the Borrowers have a financial interest in such Guarantor, that the Loan extended by the Lender to the Borrowers enhances that financial interest, that this Guarantee is given in consideration of the Lender making the Loan to the Borrowers and that such Guarantor has examined or has had the full opportunity to examine each of the Loan Documents.

4.   Waiver. To the extent permitted by law, Guarantor hereby waives and relinquishes all rights and remedies accorded by applicable law to guarantors and agrees not to assert or take advantage of any such rights or remedies, including, without limitation: (a) any right provided by NRS 40.430, or any other statute or decision, to require Lender to proceed against Borrowers or any other person or to proceed against or exhaust any security held by Lender at any time or to pursue any other remedy in Lender's power before proceeding against Guarantor; (b) the defense of the statute of limitations in any action hereunder or in any action for the collection of any indebtedness or the performance of any obligation hereby guaranteed; (c) any defense that may arise by reason of the incapacity, lack of authority, death or disability of any other person or persons or the failure of Lender to file or enforce a claim against the estate (in administration, bankruptcy or any other proceeding) of any other person or persons; (d) demand, protest and notice of any kind, including, without limitation, notice of the existence, creation or incurring of any new or additional indebtedness or obligation or of any action or non-action on the part of Borrowers, Lender, any endorser or creditor of Borrowers or guarantor or on the part of any other person whomsoever under this or any other instrument in connection with any obligation or evidence of indebtedness held by Lender as collateral or in connection with any indebtedness hereby guaranteed; (e) all rights and defenses arising out of an election of remedies by Lender, even though that election of remedies such as nonjudicial foreclosure with respect to security for any obligation guaranteed hereby, has destroyed the Guarantor's rights of subrogation and reimbursement against the principal by operation of applicable law; (f) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (g) any duty on the part of Lender to disclose to Guarantor any facts Lender may now or hereafter know about Borrowers, regardless of whether Lender has reason to believe that any such facts materially increase the risk beyond that which Guarantor intends to assume or has reason to believe that such facts are unknown to Guarantor or has a reasonable opportunity to communicate such facts to

Guarantor, since Guarantor acknowledges that it is fully responsible for being and keeping informed of the financial condition of Borrowers and of all circumstances bearing on the risk of non-payment of any indebtedness hereby guaranteed; (h) any defense arising because of Lender's election, in any proceeding instituted under the Federal Bankruptcy Code, of the application of Section 1111(b)(2) of the Federal Bankruptcy Code; (i) any defense based on any borrowing or grant of a security interest under Section 364 of the Federal Bankruptcy Code; and (j) any claim, right or remedy which any Guarantor may now have or hereafter acquire against Borrowers that arises hereunder and/or from the performance by any Guarantor hereunder, including, without limitation, any claim, right or remedy of Lender against Borrowers or any security which Lender now has or hereafter acquires, whether or nor such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise.

5.   Subordination. To the extent permitted by law, all existing and future indebtedness of Borrowers to Guarantor and the right of Guarantor to withdraw any capital invested by Guarantor in Borrowers is hereby subordinated in all indebtedness hereby guaranteed and, without the prior written consent of Lender, such subordinated indebtedness or capital shall not be paid or withdrawn in whole or in part nor will Guarantor accept any payment of or on account of any such indebtedness or as a withdrawal of capital while this Guarantee is in effect. At Lender's request, Guarantor will cause Borrowers to pay to Lender all or any part of such subordinated indebtedness and any capital which Guarantor is entitled to withdraw. Each such payment by Borrowers in violation of this Guarantee shall be received by Guarantor in trust for Lender, and Guarantor shall cause the same to be paid to Lender immediately upon demand by Lender on account of the indebtedness to Lender guaranteed hereunder. No such payment shall reduce or affect in any manner the liability of Guarantor under this Guarantee.

6.   Bankruptcy. So long as any indebtedness shall be owing to Lender, Guarantor shall not, without the prior written consent of Lender, commence, or join with any other person in commencing, any bankruptcy, reorganization, or insolvency proceeding against Borrowers. The obligations of Guarantor under this Guarantee shall not be altered, limited or affected by any proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of Borrowers, or by any defense which Borrowers may have by reason of any order, decree or decision of any court or administrative body resulting from any such proceeding.

7.   Claims in Bankruptcy. Guarantor shall file in any bankruptcy or other proceeding in which the filing of claims is required or permitted by law all claims which Guarantor may have against Borrowers relating to any indebtedness of Borrowers to Guarantor and will assign to Lender all rights of Guarantor thereunder. If Guarantor does not file any such claim, Lender, as attorney-in-fact for Guarantor, is hereby authorized to do so in the name of Guarantor or, in Lender's discretion, to assign the claim to a nominee and to cause proof of claim to be filed in the name of Lender's nominee. The foregoing power of attorney is coupled with an interest and cannot be revoked. Lender or its nominee shall have the sole right to accept or reject any plan proposed in such proceeding and to take any other action which a party filing a claim is entitled to do. In all such cases, whether in administration, bankruptcy or otherwise, the person or persons authorized to pay such claim shall pay to Lender the amount payable on such claim and, to the full extent necessary for that purpose, Guarantor hereby assigns to Lender all of Guarantor's rights to any such payments or distributions to which Guarantor would otherwise be entitled; provided, however, that Guarantor's obligations hereunder shall not be deemed satisfied except to the extent that Lender receives cash by reason of any such payment or distribution. If Lender receives anything hereunder other than cash, the same shall be held as collateral for amounts due under this Guarantee. If at any time the holder of the Note is required to refund to Borrowers any payments made by Borrowers under the Note because such payments have been held by a bankruptcy court having jurisdiction over Borrowers to constitute a preference under any bankruptcy, insolvency or

similar law then in effect, or for any other reason, then in addition to Guarantor's other obligations under this Guarantee, Guarantor shall reimburse the holder in the aggregate amount of such refund payments.

8.   Interest and Costs. If Borrowers or Guarantor fails to pay all or any portion of the indebtedness or other sums hereby guaranteed upon demand by Lender, the amount of such indebtedness and/or other sums due shall thereafter bear interest at the rate of twenty eight percent (28%) per annum. Guarantor shall also pay Lender's reasonable attorneys' fees and all costs and other expenses which Lender expends or incurs in collecting or compromising any such indebtedness or in enforcing this Guarantee against Guarantor, whether or not suit is filed, including, without limitation, all such fees, costs and expenses incurred in connection with any insolvency, bankruptcy, reorganization, arrangement or other similar proceedings involving any person or entity comprising the Guarantor which in any way affect the exercise by Lender of its rights and remedies hereunder.

9.   Cumulative Rights. The amount of Guarantor's liability and all rights, powers and remedies hereunder and under any other agreement now or at any time hereafter in force between Lender and Guarantor, including, without limitation, any other guarantee executed by Guarantor relating to any indebtedness of Borrowers to Lender, shall be cumulative and not alternative and such rights, powers and remedies shall be in addition to all rights, powers and remedies given to Lender by law. This Guarantee is in addition to and exclusive of the guarantee of any other guarantor of any indebtedness of Borrowers to Lender.

10.   Independent Obligations.   The obligations of Guarantor hereunder are independent of the obligations of Borrowers and, to the extent permitted by law, in the event of any default hereunder, a separate action or actions may be brought and prosecuted against Guarantor whether or not Borrowers is joined therein or a separate action or actions are brought against Borrowers. Lender may maintain successive actions for other defaults. Lender's rights hereunder shall not be exhausted by its exercise of any of its rights or remedies or by any such action or by any number of successive actions until and unless all indebtedness and obligations, the payment and performance of which are hereby guaranteed, have been paid and fully performed.

11.   Severability. Should any one or more provisions of this Guarantee be determined to be illegal or unenforceable, all other provisions hereof shall nevertheless remain in full force and effect.

12.   Successors and Assigns. This Guarantee shall inure to the benefit of Lender, and the respective heirs, personal representatives and assigns of each Lender, including the assignees of any indebtedness hereby guaranteed, and shall bind the respective heirs, executors, administrators, personal representatives, successors and assigns of each person and entity comprising the Guarantor. This Guarantee may be assigned by Lender with respect to all or any portion of the indebtedness hereby guaranteed, and when so assigned Guarantor shall be liable to the assignees under this Guarantee without in any manner affecting the liability of Guarantor hereunder with respect to any indebtedness retained by Lender.

13.   Notices.   Any notice to a party required or permitted hereunder shall be given in writing. The notice shall be deemed to have been given at the following times: (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the first business day after transmission and receipt if transmitted by electronic facsimile; (c) on the first business day after deposit if deposited with and accepted by an overnight express courier service for delivery the next business day; or (d) on the fourth business day after mailing if mailed to the party to whom notice is to be given by first class mail, postage prepaid, addressed to the party as follows:

<pre>
        To Lender: Sunset Management, LLC
                                1055 East Tropicana Avenue, Suite 700
                                Las Vegas, Nevada 89119
                                Fax: (702) 434-1644

        To Guarantor: Triad Realty Services, Ltd.
                                1800 Valley View Lane
                                Suite 300
                                Dallas, Texas 75234
</pre>

Any party may change its address for purposes of this section by giving the other party(ies) written notice of the new address in the manner set forth above.

14.   Application of Payments or Recoveries. With or without notice to Guarantor, Lender, in Lender's sole discretion and at any time and from time to time and in such manner and upon such terms as Lender deems fit, may (a) apply any and all payments or recoveries from Borrowers or from any other guarantor or endorser under any other instrument or realized from any security, in such manner and order of priority as Lender may determine, to any indebtedness of Borrowers to Lender, whether or not such indebtedness is guaranteed hereby or is otherwise secured or is due at the time of such application; and (b) refund to Borrowers any payment received by Lender upon any indebtedness hereby guaranteed and payment of the amount refunded shall be fully guaranteed hereby.

15.   Financial Statement. Guarantor hereby represents and warrants that the most recent financial statements of Borrowers and Guarantor heretofore delivered to Lender are true and correct in all material respects, have been prepared in accordance with generally accepted accounting practices consistently applied and fairly present the financial condition of Borrowers and Guarantor as of the respective dates thereof and for the period(s) covered thereby, and no material adverse change has occurred in the financial condition or prospects of Borrowers or Guarantor since the respective dates thereof.

16.   Rights and Remedies. Guarantor understands that the exercise by Lender of certain rights and remedies contained in the Deed of Trust may affect or eliminate Guarantor's right of subrogation against Borrowers and that Guarantor may therefore incur partially or totally nonreimbursable liability hereunder. Nevertheless, to the extent permitted by law, Guarantor hereby authorizes and empowers Lender, its successors, endorsees and/or assigns, to exercise in its or their sole discretion, any rights and remedies, or any combination thereof, which then may be available, it being the purpose and intent of Guarantor that the obligations hereunder shall be absolute, independent and unconditional under any and all circumstances.

17.   Setoff. Lender shall have a right of setoff against all monies, securities and other property of Guarantor now or hereafter in the possession of, or on deposit with, Lender, whether held in a general or special account or deposit, or for safekeeping or otherwise. Such right is in addition to any right of setoff Lender may have by law. All rights of setoff may be exercised without notice or demand to Guarantor. No right of setoff shall be deemed to have been waived by any act or conduct on the part of Lender, or by any neglect to exercise such right of setoff, or by any delay in doing so. Every right of setoff shall continue in full force and effect until specifically waived or released by an instrument in writing executed by Lender.

18. Miscellaneous.

(a)   This Guarantee shall be governed by and construed in accordance with the internal laws of the State of Nevada. Guarantor hereby consents to the jurisdiction of any court within the State of Nevada and consents to service of process by any means authorized by Nevada law in any action brought under or arising out of this Guarantee.

(b)   Except as provided in any other written agreement now or at any time hereafter in force between Lender and Guarantor, this Guarantee shall constitute the entire agreement of Guarantor with Lender with respect to this Guarantee, and no representation, understanding, promise or condition concerning this Guarantee shall be binding upon Lender unless expressed herein.

(c)   The obligations of all persons and entities signing this Guarantee as Guarantor shall be joint and several.

(d)   When the context and construction so require, all words used in the singular herein shall be deemed to have been used in the plural and the masculine shall include the feminine and neuter and vice versa. The word "person" as used herein shall include any individual, company, firm, association, partnership, corporation, trust or other legal entity of any kind whatsoever. All references herein to the "Borrowers" shall be deemed to include reference to each constituent person of Borrowers and to all possible combinations of any one or more of such constituent persons.

(e)   No provision of this Guarantee or right granted to Lender hereunder can be waived in whole or in part nor can Guarantor be released from Guarantor's obligations hereunder except by a writing duly executed by an authorized officer of Lender.

(f)   Until all indebtedness of Borrowers to Lender has been paid in full, Guarantor shall have no right of subrogation and hereby waives any right to enforce any remedy which Lender now has or may hereafter have against Borrowers and any benefit of, and any right to participate in, any security now or hereafter held by Lender.

(g)   Lender need not inquire into the power of Borrowers or the authority of its members, managers, partners, directors, officers or agents acting or purporting to act on its behalf.

(h)   The headings of this Guarantee are inserted for convenience only and shall have no effect upon the construction or interpretation hereof.

(i)   This Guarantee may be executed in two or more counterparts, and it shall not be necessary that the signatures of all parties hereto be contained on any one counterpart hereof; each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

(j)   Each of the parties executing and delivering this Guarantee hereby waives and relinquishes all rights and defenses arising from Lender's failure to obtain an executed copy of this Guarantee from any other party or parties included in the definition of "Guarantor" in this instrument.

(k)   This Guarantee may be executed by one or more facsimile signatures and delivered by facsimile transmission. Facsimile transmission of a copy of this Guarantee that has been signed by a party or by an authorized officer, agent or trustee on behalf of a party shall have the same force and effect as physical delivery to the recipient of a manually signed copy of this Guarantee.

Executed as of the date first above written.

TRIAD REALTY SERVICES, LTD.,
a Nevada limited partnership

By: /S/ KARL L. BLAHA
       Karl L. Blaha
Title: President

STATE OF TEXAS   )
) ss
COUNTY OF DALLAS   )

On this 13th day of September, 2001, before me, the undersigned Notary Public in and for said County and State, personally appeared Karl L. Blaha, known to me to be the person described in and who executed the foregoing instrument as President of Basic Capital Management, Inc., a Nevada corporation, general partner of Triad Realty Services, Ltd., a Nevada limited partnership, and who acknowledged to me that he did so freely and voluntarily and as a duly authorized officer of and for and on behalf of said partnership for the uses and purposes therein mentioned.

Alice D. Bueto
Notary Public

Alice D. Bueto
Notary Public, State of Texas
My Commission Expires
July 25, 2002

Exhibit 10.15

<center>SUBORDINATE DEED OF TRUST AND SECURITY AGREEMENT</center>

THIS DEED OF TRUST AND SECURITY AGREEMENT (this "Deed of Trust") is made as of the 17th day of September, 2001, by **ART WILLIAMSBURG, INC.**, a Nevada corporation, as Grantor ("Grantor"), whose address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234, **LAWYERS TITLE REALTY SERVICES, INC.**, a Virginia corporation, as Trustee ("Trustee") with an address at 101 Gateway Centre Parkway, Richmond, Virginia 23235-5153, for the benefit of **SUNSET MANAGEMENT, LLC**, a Nevada limited liability company, as Beneficiary ("Beneficiary"), whose address is 1055 East Tropicana, Suite 700, Las Vegas, Nevada 89119, Attention: Sanda Marr.

<center>W I T N E S S E T H:</center>

THAT FOR AND IN CONSIDERATION OF THE SUM OF TEN AND NO/100 DOLLARS ($10), AND OTHER VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, GRANTOR HEREBY IRREVOCABLY MORTGAGES, GRANTS, BARGAINS, SELLS, CONVEYS, TRANSFERS, PLEDGES, SETS OVER AND ASSIGNS, WITH POWER OF SALE, all of Grantor's estate, right, title and interest in, to and under any and all of the following described property, whether now owned or hereafter acquired by Grantor (collectively, the "Mortgaged Property"):

(A)   All that certain real property situated in the County of James City, Commonwealth of Virginia, more particularly described on **Exhibit A** attached hereto and incorporated herein by this reference (the "Premises"), together with all of the easements, rights, privileges, franchises, tenements, hereditaments and appurtenances now or hereafter thereunto belonging or in any way appertaining thereto, and all of the estate, right, title, interest, claim and demand whatsoever of Grantor therein or thereto, either at law or in equity, in possession or in expectancy, now or hereafter acquired;

(B)   All structures, buildings and improvements of every kind and description now or at any time hereafter located or placed on the Premises (the "Improvements");

(C)   All furniture, furnishings, fixtures, goods, equipment, inventory or personal property owned by Grantor and now or hereafter located on, attached to or used in and about the Improvements, including, but not limited to, all machines, engines, boilers, dynamos, elevators, stokers, tanks, cabinets, awnings, screens, shades, blinds, carpets, draperies, lawn mowers, and all appliances, plumbing, heating, air conditioning, lighting, ventilating, refrigerating, disposal and incinerating equipment, and all fixtures and appurtenances thereto, and such other goods and chattels and personal property owned by Grantor as are now or hereafter used or furnished in operating the Improvements, or the activities conducted therein, and all building materials and equipment hereafter situated on or about the Premises or Improvements, and all warranties and guaranties relating thereto, and all additions thereto and substitutions and replacements therefor (exclusive of any of the foregoing owned or leased by tenants of space in the Improvements);

(D)   All easements, rights-of-way, strips and gores of land, vaults, streets, ways, alleys, passages, sewer rights, and other emblements now or hereafter located on the Premises or under or above the same or any part or parcel thereof, and all estates, rights, titles, interests, tenements, hereditaments and appurtenances, reversions and remainders whatsoever, in any way belonging, relating or appertaining to the Mortgaged Property or any part thereof, or which hereafter shall in any way belong, relate or be appurtenant thereto, whether now owned or hereafter acquired by Grantor;

(E)   All water, ditches, wells, reservoirs and drains and all water, ditch, well, reservoir and drainage rights which are appurtenant to, located on, under or above or used in connection with the Premises or the Improvements, or any part thereof, whether now existing or hereafter created or acquired;

(F)   All minerals, crops, timber, trees, shrubs, flowers and landscaping features now or hereafter located on, under or above the Premises;

(G)   All cash funds, deposit accounts and other rights and evidence of rights to cash, now or hereafter created or held by Beneficiary pursuant to this Deed of Trust or any other of the Loan Documents (as hereinafter defined), including, without limitation, all funds now or hereafter on deposit in the Impound Account, the Payment Reserve, the Replacement Reserve and the Repair and Remediation Reserve (each as hereinafter defined);

(H)   All leases (including, without limitation, oil, gas and mineral leases), licenses, concessions and occupancy agreements of all or any part of the Premises or the Improvements (each, a "Lease" and collectively, "Leases"), whether written or oral, now or hereafter entered into and all rents, royalties, issues, profits, bonus money, revenue, income, rights and other benefits (collectively, the "Rents and Profits") of the Premises or the Improvements, now or hereafter arising from the use or enjoyment of all or any portion thereof or from any present or future Lease or other agreement pertaining thereto or arising from any of the Leases or any of the General Intangibles (as hereinafter defined) and all cash or securities deposited to secure performance by the tenants, lessees or licensees (each, a "Tenant" and collectively, "Tenants"), as applicable, of their obligations under any such Leases, whether said cash or securities are to be held until the expiration of the terms of said Leases or applied to one or more of the installments of rent coming due prior to the expiration of said terms, subject, however, to the provisions contained in Section 1.11 hereinbelow;

(I)   All contracts and agreements now or hereafter entered into covering any part of the Premises or the Improvements (collectively, the "Contracts") and all revenue, income and other benefits thereof, including, without limitation, management agreements, service contracts, maintenance contracts, equipment leases, personal property leases and any contracts or documents relating to construction on any part of the Premises or the Improvements (including plans, drawings, surveys, tests, reports, bonds and governmental approvals) or to the management or operation of any part of the Premises or the Improvements;

(J)   All present and future monetary deposits given to any public or private utility with respect to utility services furnished to any part of the Premises or the Improvements;

(K)   All present and future funds, accounts, instruments, accounts receivable, documents, causes of action, claims, general intangibles (including, without limitation, trademarks, trade names, service marks and symbols now or hereafter used in connection with any part of the Premises or the Improvements, all names by which the Premises or the Improvements may be operated or known, all rights to carry on business under such names, and all rights, interest and privileges which Grantor has or may have as developer or declarant under any covenants, restrictions or declarations now or hereafter relating to the Premises or the Improvements) and all notes or chattel paper now or hereafter arising from or by virtue of any transactions related to the Premises or the Improvements (collectively, the "General Intangibles");

(L)   All water taps, sewer taps, certificates of occupancy, permits, licenses, franchises, certificates, consents, approvals and other rights and privileges now or hereafter obtained in connection with the Premises or the Improvements and all present and future warranties and guaranties relating to the Improvements or to any equipment, fixtures, furniture, furnishings, personal property or components of any of the foregoing now or hereafter located or installed on the Premises or the Improvements;

(M)   All building materials, supplies and equipment now or hereafter placed on the Premises or in the Improvements and all architectural renderings, models, drawings, plans, specifications, studies and data now or hereafter relating to the Premises or the Improvements;

(N)   All right, title and interest of Grantor in any insurance policies or binders now or hereafter relating to the Mortgaged Property, including any unearned premiums thereon;

(O)   All proceeds, products, substitutions and accessions (including claims and demands therefor) of the conversion, voluntary or involuntary, of any of the foregoing into cash or liquidated claims, including, without limitation, proceeds of insurance and condemnation awards;

(P)   All other or greater rights and interests of every nature in the Premises or the Improvements and in the possession or use thereof and income therefrom, whether now owned or hereafter acquired by Grantor; and

(Q)   All revenues, receipts, income, accounts, accounts receivable and other receivables including, without limitation, revenues receipts, income, receivables and accounts relating to or arising from rentals, rent equivalent income, income and profits from guest rooms, meeting rooms, food and beverage facilities, vending machines, telephone and television systems, guest laundry, the provision or sale of other goods and services, and any other items of revenue, receipts or other income as identified in the Uniform System of Accounts for Hotels, 9th Edition as published by the Hotel Association of New York City, Inc. (1996), as from time to time amended.

FOR THE PURPOSE OF SECURING:

(1)   The obligations and liabilities evidenced by that certain Promissory Note (such Promissory Note, together with any and all renewals, amendments, modifications, consolidations and extensions thereof, is hereinafter referred to as the "Note") of even date with this Deed of Trust, made by Grantor, Basic Capital Management, Inc., American Realty Trust, Inc. and EQK Holdings, Inc. payable to the order of Beneficiary in the principal face amount of Thirty Million Dollars ($30,000,000), together with interest as therein provided; however, the maximum indebtedness secured by this Deed of Trust is limited to $10,000,000, plus interest, costs, expenses and advanced provided herein;

(2)   The full and prompt payment and performance of all of the provisions, agreements, covenants and obligations herein contained and contained in all other agreements, documents or instruments now or hereafter evidencing, securing or otherwise relating to the Debts (as hereinafter defined) or any part thereof including, but not limited to, the Note, this Deed of Trust, and such other agreements, documents and instruments, together with any and all renewals, amendments, extensions and modifications thereof, are hereinafter collectively referred to as the "Loan Documents") and the payment of all other sums herein or therein covenanted to be paid;

(3)   Any and all additional advances made by Beneficiary to protect or preserve the Mortgaged Property or the lien or security interest created hereby on the Mortgaged Property, or for taxes, assessments or insurance premiums as hereinafter provided or for performance of any of Grantor's

obligations hereunder or under the other Loan Documents or for any other purpose provided herein or in the other Loan Documents (whether or not the original Grantor remains the owner of the Mortgaged Property at the time of such advances); and

(All of the sums referred to in Paragraphs (1) through (5) above are herein collectively referred to as the "Debts").

TO HAVE AND TO HOLD the Mortgaged Property unto Beneficiary and Trustee, their respective successors and assigns forever, and Grantor does hereby bind itself, its successors and assigns, to WARRANT AND FOREVER DEFEND the title to the Mortgaged Property, subject to the Permitted Encumbrances (as hereinafter defined), to Beneficiary and Trustee against every person whomsoever lawfully claiming or to claim the same or any part thereof;

PROVIDED, HOWEVER, that if the principal and interest and all other sums due or to become due under the Note or under the other Loan Documents, including, without limitation, any prepayment fees required pursuant to the terms of the Note, shall have been paid at the time and in the manner stipulated therein and the Debts shall have been paid and all other covenants contained in the Loan Documents shall have been performed, then, in such case, the liens, security interests, estates and rights granted by this Deed of Trust shall be satisfied and the estate, right, title and interest of Beneficiary in the Mortgaged Property shall cease, and upon payment to Beneficiary of all costs and expenses incurred for the preparation of the release hereinafter referenced and all recording costs if allowed by law, Beneficiary shall promptly satisfy and release this Deed of Trust of record and the lien hereof by proper instrument.

This Deed of Trust is subordinate to that certain Deed of Trust ("Prior Deed of Trust") dated December 5, 1996, given by American Realty Trust, Inc. and Williamsburg Associates, Ltd. to Independent Trustees of Virginia, Inc., Trustee, recorded on December 9, 1996, Deed Book 122, Page 357, as amended, to secure a note in the original amount of $12,800,000, which was amended to $14,900,000. All rights granted herein are subject to those granted in the prior lien.

ARTICLE I.
COVENANTS OF GRANTOR

For the purpose of further securing the Debts and for the protection of the security of this Deed of Trust, for so long as the Debts or any part thereof remains unpaid, Grantor covenants and agrees as follows:

1.1   <u>Warranties of Grantor</u>. Grantor, for itself and its successors and assigns, does hereby represent, warrant and covenant to and with Beneficiary, its successors and assigns, that:

(a)   Grantor has good, marketable and indefeasible fee simple title to the Mortgaged Property, subject only to those matters expressly set forth as exceptions to or subordinate matters in the title insurance policy insuring the lien of this Deed of Trust delivered as of the date hereof which Beneficiary has agreed to accept, excepting therefrom all preprinted and/or standard exceptions (such items being the "Permitted Encumbrances"), and has full power and lawful authority to grant, bargain, sell, convey, assign, transfer, encumber and mortgage its interest in the Mortgaged Property in the manner and form hereby done or intended. Grantor will preserve its interest in and title to the Mortgaged Property and will forever warrant and defend the same to Beneficiary against any and all claims whatsoever and will forever warrant and defend the validity and priority of the lien and security interest created herein against the claims of all persons and parties whomsoever, subject to the Permitted Encumbrances. The foregoing warranty of title shall survive the foreclosure of this Deed of Trust and shall inure to the benefit of and be enforceable by Beneficiary in the event Beneficiary acquires title to the Mortgaged Property pursuant to any foreclosure;

(b)   No bankruptcy or insolvency proceedings are pending or contemplated by Grantor or, to the best knowledge of Grantor, against Grantor or by or against any endorser or cosigner of the Note or of any portion of the Debt, or any guarantor or indemnitor under any guaranty or indemnity agreement executed in connection with the Note or the loan evidenced thereby and secured hereby (an "Indemnitor");

(c)   All reports, certificates, affidavits, statements and other data furnished by or on behalf of Grantor to Beneficiary in connection with the loan evidenced by the Note are true and correct in all material respects and do not omit to state any fact or circumstance necessary to make the statements contained therein not misleading;

(d)   The execution, delivery and performance of this Deed of Trust, the Note and all of the other Loan Documents have been duly authorized by all necessary action to be, and are, binding and enforceable against Grantor in accordance with the respective terms thereof and do not contravene, result in a breach of or constitute a default (nor upon the giving of notice or the passage of time or both will same constitute a default) under the partnership agreement, articles of incorporation, operating agreement or other organizational documents of Grantor or any contract or agreement of any nature to which Grantor is a party or by which Grantor or any of its property may be bound and do not violate or contravene any law, order, decree, rule or regulation to which Grantor is subject;

(e)   The Premises and the Improvements and the current intended use thereof by Grantor comply in all material respects with all applicable restrictive covenants, zoning ordinances, subdivision and building codes, flood disaster laws, health and environmental laws and regulations and all other ordinances, orders or requirements issued by any state, federal or municipal authorities having or claiming jurisdiction over the Mortgaged Property. The Premises and Improvements constitute one or more separate tax parcels for purposes of ad valorem taxation. The Premises and Improvements do not require any rights over, or restrictions against, other property in order to comply with any of the aforesaid governmental ordinances, orders or requirements;

(f)   All utility services necessary and sufficient for the full use, occupancy, operation and disposition of the Premises and the Improvements for their intended purposes are available to the Mortgaged Property, including water, storm sewer, sanitary sewer, gas, electric, cable and telephone facilities, through public rights-of-way or perpetual private easements approved by Beneficiary;

(g)   All streets, roads, highways, bridges and waterways necessary for access to and full use, occupancy, operation and disposition of the Premises and the Improvements have been completed, have been dedicated to and accepted by the appropriate municipal authority and are open and available to the Premises and the Improvements without further condition or cost to Grantor;

(h)   All curb cuts, driveways and traffic signals shown on the survey delivered to Beneficiary prior to the execution and delivery of this Deed of Trust are existing and have been fully approved by the appropriate governmental authority;

(i)   There are no judicial, administrative, mediation or arbitration actions, suits or proceedings pending or threatened against or affecting Grantor (or, if Grantor is a partnership or a limited liability company, any of its general partners or members) or the Mortgaged Property which, if adversely determined, would materially impair either the Mortgaged Property or Grantor's ability to perform the covenants or obligations required to be performed under the Loan Documents;

(j)   The Mortgaged Property is free from delinquent water charges, sewer rents, taxes and assessments;

(k)   As of the date of this Deed of Trust, the Mortgaged Property is free from unrepaired damage caused by fire, flood, accident or other casualty;

(l)   As of the date of this Deed of Trust, no part of the Premises or the Improvements has been taken in condemnation, eminent domain or like proceeding nor is any such proceeding pending or, to Grantor's knowledge and belief, threatened or contemplated;

(m)   Grantor possesses all franchises, patents, copyrights, trademarks, trade names, licenses and permits necessary for the conduct of its business substantially as now conducted;

(n)   Except as may otherwise be disclosed in the Engineering Report (as hereinafter defined), the Improvements are structurally sound, in good repair and free of defects in materials and workmanship and have been constructed and installed in substantial compliance with the plans and specifications relating thereto. All major building systems located within the Improvements, including, without limitation, the heating and air conditioning systems and the electrical and plumbing systems, are in good working order and condition;

(o)   Grantor has delivered to Beneficiary true, correct and complete copies of all Contracts and all amendments thereto or modifications thereof;

(p)   Each Contract constitutes the legal, valid and binding obligation of Grantor and, to the best of Grantor's knowledge and belief, is enforceable against any other party thereto. No default exists, or with the passing of time or the giving of notice or both would exist, under any Contract which would, in the aggregate, have a material adverse effect on Grantor or the Mortgaged Property;

(q)   No Contract provides any party with the right to obtain a lien or encumbrance upon the Mortgaged Property superior to the lien of this Deed of Trust;

(r)   Grantor and the Mortgaged Property are free from any past due obligations for sales and payroll taxes;

(s)   There are no security agreements or financing statements affecting all or any portion of the Mortgaged Property other than (i) as disclosed in writing by Grantor to Beneficiary prior to the date hereof and (ii) the security agreements and financing statements created in favor of Beneficiary;

(t)   Grantor has delivered a true, correct and complete schedule (the "Rent Roll") of all Leases affecting the Mortgaged Property as of the date hereof, which accurately and completely sets forth in all material respects for each such Lease, the following: the name of the Tenant, the Lease expiration date, extension and renewal provisions, the base rent payable, the security deposit held thereunder and any other material provisions of such Lease;

(u)   Each Lease constitutes the legal, valid and binding obligation of Grantor and, to the best of Grantor's knowledge and belief, is enforceable against the Tenant thereof. No default exists, or with the passing of time or the giving of notice or both would exist, under any Lease which would, in the aggregate, have a material adverse effect on Grantor or the Mortgaged Property;

(v)   No Tenant under any Lease has, as of the date hereof, paid rent more than thirty (30) days in advance, and the rents under such Leases have not been waived, released, or otherwise discharged or compromised;

(w)   All work to be performed by Grantor under the Leases has been substantially performed, all contributions to be made by Grantor to the Tenants thereunder have been made and all other conditions precedent to each such Tenant's obligations thereunder have been satisfied;

(x)   Each Tenant under a Space Lease has entered into occupancy of the demised premises;

(y)   Grantor has delivered to Beneficiary true, correct and complete copies of all Leases described in the Rent Roll;

(z)   To the best of Grantor's knowledge and belief, each Tenant is free from bankruptcy, reorganization or arrangement proceedings or a general assignment for the benefit of creditors;

(aa)   No Lease provides any party with the right to obtain a lien or encumbrance upon the Mortgaged Property superior to the lien of this Deed of Trust;

(bb)   Grantor is not a "foreign person" within the meaning of s.1445(f)(3) of the Internal Revenue Code of 1986, as amended, and the related Treasury Department regulations, including temporary regulations; and

(cc) No default exists under the Prior Deed of Trust or any instrument or document evidencing any of the obligations secured by the Prior Deed of Trust.

1.2   Defense of Title. If, while this Deed of Trust is in force, the title to the Mortgaged Property or the interest of Beneficiary therein shall be the subject, directly or indirectly, of any action at law or in equity, or be attached directly or indirectly, or endangered, clouded or adversely affected in any manner, Grantor, at Grantor's expense, shall take all necessary and proper steps for the defense of said title or interest, including the employment of counsel approved by Beneficiary, the prosecution or defense of litigation, and the compromise or discharge of claims made against said title or interest. Notwithstanding the foregoing, in the event that Beneficiary determines that Grantor is not adequately performing its obligations under this Section, Beneficiary may, without limiting or waiving any other rights or remedies of Beneficiary hereunder, take such steps with respect thereto as Beneficiary shall deem necessary or proper and any and all costs and expenses incurred by Beneficiary in connection therewith, together with interest thereon at the Default Interest Rate (as defined in the Note) from the date incurred by Beneficiary until actually paid by Grantor, shall be immediately paid by Grantor on demand and shall be secured by this Deed of Trust and by all of the other Loan Documents securing all or any part of the indebtedness evidenced by the Note.

1.3   Performance of Obligations. Grantor shall pay when due the principal of and the interest on the Debts in accordance with the terms of the Note . Grantor shall also pay all charges, fees and other sums required to be paid by Grantor as provided in the Loan Documents, in accordance with the terms of the Loan Documents, and shall observe, perform and discharge all obligations, covenants and agreements to be observed, performed or discharged by Grantor set forth in the Loan Documents in accordance with their terms. Further, Grantor shall promptly and strictly perform and comply with all covenants, conditions, obligations and prohibitions required of Grantor in connection with the Prior Deed of Trust any other document or instrument affecting title to the Mortgaged Property, or any part thereof, regardless of whether such document or instrument is superior or subordinate to this Deed of Trust. Grantor shall immediately notify Beneficiary in writing of any default under the Prior Deed of Trust. Grantor shall immediately forward to Beneficiary a copy of all notices, demands and other communications that Grantor may receive from time to time from the beneficiary under the Prior Deed of Trust.

       1.4   <u>Insurance</u>. Grantor shall, at Grantor's expense, maintain in force and effect on the Mortgaged Property at all times while this Deed of Trust continues in effect the following insurance:

       (a)   Insurance against loss or damage to the Mortgaged Property by fire, windstorm, tornado and hail and against loss and damage by such other, further and additional risks as may be now or hereafter embraced by an "all-risk" or "special form" type of insurance policy. The amount of such insurance shall be not less than one hundred percent (100%) of the full replacement cost (insurable value) of the Improvements (as established by an MAI appraisal), without reduction for depreciation. The determination of the replacement cost amount shall be adjusted annually to comply with the requirements of the insurer issuing such coverage or, at Beneficiary's election, by reference to such indices, appraisals or information as Beneficiary determines in its reasonable discretion in order to reflect increased value due to inflation. Absent such annual adjustment, each policy shall contain inflation guard coverage insuring that the policy limit will be increased over time to reflect the effect of inflation. Full replacement cost, as used herein, means, with respect to the Improvements, the cost of replacing the Improvements without regard to deduction for depreciation, exclusive of the cost of excavations, foundations and footings below the lowest basement floor. Grantor shall also maintain insurance against loss or damage to furniture, furnishings, fixtures, equipment and other items (whether personalty or fixtures) included in the Mortgaged Property and owned by Grantor from time to time to the extent applicable. Each policy shall contain a replacement cost endorsement and either an agreed amount endorsement (to avoid the operation of any co-insurance provisions) or a waiver of any co-insurance provisions, all subject to Beneficiary's approval. The maximum deductible shall be $10,000.00.

       (b)   Commercial General Liability Insurance against claims for personal injury, bodily injury, death and property damage occurring on, in or about the Premises or the Improvements in amounts not less than $1,000,000.00 per occurrence and $2,000,000.00 in the aggregate plus umbrella coverage in an amount not less than $2,000,000. Beneficiary hereby retains the right to periodically review the amount of said liability insurance being maintained by Grantor and to require an increase in the amount of said liability insurance should Beneficiary deem an increase to be reasonably prudent under then existing circumstances.

       (c)   Boiler and machinery insurance is required if steam boilers or other pressure-fired vessels are in operation at the Premises. Minimum liability coverage per accident must equal the greater of the replacement cost (insurable value) of the Improvements housing such boiler or pressure-fired machinery or $2,000,000.00. If one or more large HVAC units is in operation at the Premises, "Systems Breakdowns" coverage shall be required, as determined by Beneficiary. Minimum liability coverage per accident must equal the value of such unit(s).

       (d)   If the Improvements or any part thereof is situated in an area designated by the

Federal Emergency Management Agency ("FEMA") as a special flood hazard area (Zone A or Zone V), flood insurance in an amount equal to the lesser of: (i) the minimum amount required, under the terms of coverage, to compensate for any damage or loss on a replacement basis (or the unpaid balance of the Debts if replacement cost coverage is not available for the type of building insured), or (ii) the maximum insurance available under the appropriate National Flood Insurance Administration program. The maximum deductible shall be $3,000.00 per building or a higher minimum amount as required by FEMA or other applicable law.

       (e)   During the period of any construction, renovation or alteration of the existing Improvements which exceeds $100,000, at Beneficiary's request, a completed value, "All Risk" Builder's Risk form or "Course of Construction" insurance policy in non-reporting form, in an amount approved by Beneficiary, may be required. During the period of any construction of any addition to the existing Improvements, a completed value, "All Risk" Builder's Risk form or "Course of Construction" insurance policy in non-reporting form, in an amount approved by Beneficiary, shall be required

       (f)   When required by applicable law, ordinance or other regulation, Worker's Compensation and Employer's Liability Insurance covering all persons subject to the worker's compensation laws of the state in which the Mortgaged Property is located.

       (g)   Business income (loss of rents) insurance in amounts sufficient to compensate Grantor for all Rents or income during a period of not less than twelve (12) months. The amount of coverage shall be adjusted annually to reflect the Rents or income payable during the succeeding twelve (12) month period.

       (h)   Such other insurance on the Mortgaged Property or on any replacements or substitutions thereof or additions thereto as may from time to time be required by Beneficiary against other insurable hazards or casualties which at the time are commonly insured against in the case of property similarly situated including, without limitation, Sinkhole, Mine Subsidence, Earthquake and Environmental insurance, due regard being given to the height and type of buildings, their construction, location, use and occupancy.

All such insurance shall (i) be with insurers fully licensed and authorized to do business in the state within which the Premises is located and who have and maintain a rating of at least AA from Standard & Poors, or equivalent, (ii) contain the complete address of the Premises (or a complete legal description), (iii) be for terms of at least one year, with premium prepaid, and (iv) be subject to the approval of Beneficiary as to insurance companies, amounts, content, forms of policies, method by which premiums are paid and expiration dates, and (v) include a standard, non-contributory, mortgagee clause naming Mortgagee:

Sunset Management, LLC
Attention: Sandy Marr
1055 East Tropicana, Suite 700
Las Vegas, Nevada 89119

(A) as an <u>additional insured</u> under all liability insurance policies, (B) as the <u>second mortgagee</u> on all property insurance policies and (C) as the <u>loss payee</u> on all loss of rents or loss of business income insurance policies.

Grantor shall, as of the date hereof, deliver to Beneficiary evidence that said insurance policies have been prepaid as required above and certified copies of such insurance policies and original certificates of insurance signed by an authorized agent of the applicable insurance companies evidencing such insurance satisfactory to Beneficiary. Grantor shall renew all such insurance and deliver to Beneficiary certificates and policies evidencing such renewals at least thirty (30) days before any such insurance shall expire. Grantor further agrees that each such insurance policy: (i) shall provide for at least thirty (30) days' prior written notice to Beneficiary prior to any policy reduction or cancellation for any reason other than non-payment of premium and at least ten (10) days' prior written notice to Beneficiary prior to any cancellation due to non-payment of premium; (ii) shall contain an endorsement or agreement by the insurer that any loss shall be payable to Beneficiary in accordance with the terms of such policy notwithstanding any act or negligence of Grantor which might otherwise result in forfeiture of such insurance; (iii) shall waive all rights of subrogation against Beneficiary; (iv) in the event that the Premises or the Improvements constitutes a legal non-conforming use under applicable building, zoning or land use laws or ordinances, shall include an ordinance or law coverage endorsement which will contain Coverage A: "Loss Due to Operation of Law" (with a minimum liability limit equal to Replacement Cost With Agreed Value Endorsement), Coverage B: "Demolition Cost" and Coverage C: "Increased Cost of Construction" coverages; and (v) may be in the form of a blanket policy provided that, in the event that any such coverage is provided in the form of a blanket policy, Grantor hereby acknowledges and agrees that failure to pay any portion of the premium therefor which is not allocable to the Mortgaged Property or by any other action not relating to the Mortgaged Property which would otherwise permit the issuer thereof to cancel the coverage thereof, would require the Mortgaged Property to be insured by a separate, single-property policy. The blanket policy must properly identify and fully protect the Mortgaged Property as if a separate policy were issued for 100% of Replacement Cost at the time of loss and otherwise meet all of Beneficiary's applicable insurance requirements set forth in this Section 1.4. The delivery to Beneficiary of the insurance policies or the certificates of insurance as provided above shall constitute an assignment of all proceeds payable under such insurance policies relating to the Mortgaged Property by Grantor to Beneficiary as further security for the Debt. In the event of foreclosure of this Deed of Trust, or other transfer of title to the Mortgaged Property in extinguishment in whole or in part of the Debt, all right, title and interest of Grantor in and to all proceeds payable under such policies then in force concerning the Mortgaged Property shall thereupon vest in the purchaser at such foreclosure, or in Beneficiary or other transferee in the event of such other transfer of title. Approval of any insurance by Beneficiary shall not be a representation of the solvency of any insurer or the sufficiency of any amount of insurance. In the event Grantor fails to provide, maintain, keep in force or deliver and furnish to Beneficiary the policies of insurance required by this Deed of Trust or evidence of their renewal as required herein, Beneficiary may, but shall not be obligated to, procure such insurance and Grantor shall pay all amounts advanced by Beneficiary therefor, together with interest thereon at the Default Interest Rate from and after the date advanced by Beneficiary until actually repaid by Grantor, promptly upon demand by Beneficiary. Any amounts so advanced by Beneficiary, together with interest thereon, shall be secured by this Deed of Trust and by all of the other Loan Documents securing all or any part of the Debt. Beneficiary shall not be responsible for nor incur any liability for the insolvency of the insurer or other failure of the insurer to perform, even though Beneficiary has caused the insurance to be placed with the insurer after failure of Grantor to furnish such insurance. Grantor shall not obtain insurance for the Mortgaged Property in addition to that required by Beneficiary without the prior written consent of Beneficiary, which consent will not b unreasonably withheld provided that (i) Beneficiary is a named insured on such insurance, (ii) Beneficiary receives complete copies of all policies evidencing such insurance, and (iii) such insurance complies with all of the applicable requirements set forth herein.

1.5   Payment of Taxes. Grantor shall pay or cause to be paid, except to the extent provision is actually made therefor pursuant to Section 1.6 of this Deed of Trust, all taxes and assessments which are or may become a lien on the Mortgaged Property or which are assessed against or imposed upon the

Mortgaged Property. Grantor shall furnish Beneficiary with receipts (or if receipts are not immediately available, with copies of canceled checks evidencing payment with receipts to follow promptly after they become available) showing payment of such taxes and assessments at least fifteen (15) days prior to the applicable delinquency date therefor. Notwithstanding the foregoing, Grantor may, in good faith, by appropriate proceedings and upon notice to Beneficiary, contest the validity, applicability or amount of any asserted tax or assessment so long as (a) such contest is diligently pursued, (b) Beneficiary determines, in its subjective opinion, that such contest suspends the obligation to pay the tax and that nonpayment of such tax or assessment will not result in the sale, loss, forfeiture or diminution of the Mortgaged Property or any part thereof or any interest of Beneficiary therein, and (c) prior to the earlier of the commencement of such contest or the delinquency date of the asserted tax or assessment, Grantor deposits in the Impound Account (as hereinafter defined) an amount determined by Beneficiary to be adequate to cover the payment of such tax or assessment and a reasonable additional sum to cover possible interest, costs and penalties; provided, however, that Grantor shall promptly cause to be paid any amount adjudged by a court of competent jurisdiction to be due, with all interest, costs and penalties thereon, promptly after such judgment becomes final; and provided further that in any event each such contest shall be concluded and the taxes, assessments, interest, costs and penalties shall be paid prior to the date any writ or order is issued under which the Mortgaged Property may be sold, lost or forfeited.

       1.6   Intentionally Deleted

       1.7   Intentionally Deleted

       1.8   Intentionally Deleted.

       1.9   Casualty and Condemnation. Grantor shall give Beneficiary prompt written notice of the occurrence of any casualty affecting, or the institution of any proceedings for eminent domain or for the condemnation of, the Mortgaged Property or any portion thereof. All insurance proceeds on the Mortgaged Property, and all causes of action, claims, compensation, awards and recoveries for any damage, condemnation or taking of all or any part of the Mortgaged Property or for any damage or injury to it for any loss or diminution in value of the Mortgaged Property, are hereby assigned to and shall be paid to Beneficiary. Beneficiary may participate in any suits or proceedings relating to any such proceeds, causes of action, claims, compensation, awards or recoveries, and Beneficiary is hereby authorized, in its own name or in Grantor's name, to adjust any loss covered by insurance or any condemnation claim or cause of action, and to settle or compromise any claim or cause of action in connection therewith, and Grantor shall from time to time deliver to Beneficiary any instruments required to permit such participation; provided, however, that, so long as no Default or Event of Default shall have occurred, Beneficiary shall not have the right to participate in the adjustment of any loss which is not in excess of the lesser of (i) five percent (5%) of the then outstanding principal balance of the Note and (ii) $100,000. Beneficiary shall apply any sums received by it under this Section first to the payment of all of its costs and expenses (including, but not limited to, reasonable legal fees and disbursements) incurred in obtaining those sums, and then, as follows:

       (a)   In the event that less than forty percent (40%) of the Improvements located on the Premises have been taken or destroyed, then if and so long as:

       (1)   no Default or Event of Default has occurred hereunder or under any of the other Loan Documents, and

       (2)   the Mortgaged Property can, in Beneficiary's judgment, with diligent

restoration or repair, be returned to a condition at least equal to the condition thereof that existed prior to the casualty or partial taking causing the loss or damage within the earlier to occur of (i) nine (9) months after the receipt of insurance proceeds or condemnation awards by either Grantor or Beneficiary, and (ii) sixty (60) days prior to the stated maturity date of the Note , and

(3)   all necessary governmental approvals can be obtained to allow the rebuilding and reoccupancy of the Mortgaged Property as described in Section (a)(2) above, and

(4)   there are sufficient sums available (through insurance proceeds or condemnation awards and contributions by Grantor, the full amount of which shall, at Beneficiary's option, have been deposited with Beneficiary) for such restoration or repair (including, without limitation, for any costs and expenses of Beneficiary to be incurred in administering said restoration or repair) and for payment of principal and interest to become due and payable under the Note during such restoration or repair, and

(5)   the economic feasibility of the Improvements after such restoration or repair will be such that income from their operation is reasonably anticipated to be sufficient to pay operating expenses of the Mortgaged Property and Debt service on the Debts in full with the same coverage ratio considered by Beneficiary in its determination to make the loans secured hereby, and

(6)   in the event that the insurance proceeds or condemnation awards received as a result of such casualty or partial taking exceed the lesser of (i) five percent (5%) of the then outstanding principal balance of the Note or (ii) $150,000, Grantor shall have delivered to Beneficiary, at Grantor's sole cost and expense, an appraisal report in form and substance satisfactory to Beneficiary appraising the value of the Mortgaged Property as proposed to be restored or repaired to be not less than the appraised value of the Mortgaged Property considered by Beneficiary in its determination to make the loans secured hereby, and

(7)   Grantor so elects by written notice delivered to Beneficiary within five (5) days after settlement of the aforesaid insurance or condemnation claim, then, Beneficiary shall, solely for the purposes of such restoration or repair, advance so much of the remainder of such sums as may be required for such restoration or repair, and any funds deposited by Grantor therefor, to Grantor in the manner and upon such terms and conditions as would be required by a prudent interim construction lender, including, but not limited to, the prior approval by Beneficiary of plans and specifications, contractors and form of construction contracts and the furnishing to Beneficiary of permits, bonds, lien waivers, invoices, receipts and affidavits from contractors and subcontractors, in form and substance satisfactory to Beneficiary in its discretion, with any remainder being applied by Beneficiary for payment of the Debts in whatever order Beneficiary directs in its absolute discretion.

(b)   In all other cases, namely, in the event that forty percent (40%) or more of the Improvements located on the Premises have been taken or destroyed or Grantor does not elect to restore or repair the Mortgaged Property pursuant to clause (a) above or otherwise fails to meet the requirements of clause (a) above, then, in any of such events, Beneficiary shall elect, in Beneficiary's absolute discretion and without regard to the adequacy of Beneficiary's security, to do either of the following: (1) accelerate the maturity date of the Note and declare any and all of the Debts to be immediately due and payable and apply the remainder of such sums received pursuant to this Section to the payment of the Debts in whatever order Beneficiary directs in its absolute discretion, with any remainder being paid to

Grantor, or (2) notwithstanding that Grantor may have elected not to restore or repair the Mortgaged Property pursuant to the provisions of Section 1.9(a)(7) above, require Grantor to restore or repair the Mortgaged Property in the manner and upon such terms and conditions as would be required by a prudent interim construction lender, including, but not limited to, the deposit by Grantor with Beneficiary, within thirty (30) days after demand therefor, of any deficiency reasonably determined by Beneficiary to be necessary in order to assure the availability of sufficient funds to pay for such restoration or repair, including Beneficiary's costs and expenses to be incurred in connection therewith, the prior approval by Beneficiary of plans and specifications, contractors and form of construction contracts and the furnishing to Beneficiary of permits, bonds, lien waivers, invoices, receipts and affidavits from contractors and subcontractors, in form and substance satisfactory to Beneficiary in its discretion, and apply the remainder of such sums toward such restoration and repair, with any balance thereafter remaining being applied by Beneficiary for payment of the Debts in whatever order Beneficiary directs in its absolute discretion.

Any reduction in the Debts resulting from Beneficiary's application of any sums received by it hereunder shall take effect only when Beneficiary actually receives such sums and elects to apply such sums to the Debts and, in any event, the unpaid portion of the Debts shall remain in full force and effect and Grantor shall not be excused in the payment thereof. If Grantor elects or Beneficiary directs Grantor to restore or repair the Mortgaged Property after the occurrence of a casualty or partial taking of the Mortgaged Property as provided above, Grantor shall promptly and diligently, at Grantor's sole cost and expense and regardless of whether the insurance proceeds or condemnation award, as appropriate, shall be sufficient for the purpose, restore, repair, replace and rebuild the Mortgaged Property as nearly as possible to its value, condition and character immediately prior to such casualty or partial taking in accordance with the foregoing provisions and Grantor shall pay to Beneficiary all costs and expenses of Beneficiary incurred in administering said rebuilding, restoration or repair, provided that Beneficiary makes such proceeds or award available for such purpose. Grantor agrees to execute and deliver from time to time such further instruments as may be requested by Beneficiary to confirm the foregoing assignment to Beneficiary of any award, damage, insurance proceeds, payment or other compensation. Beneficiary is hereby irrevocably constituted and appointed the attorney-in-fact of Grantor (which power of attorney shall be irrevocable so long as any portion of the Debts is outstanding, shall be deemed coupled with an interest, shall survive the voluntary or involuntary dissolution of Grantor and shall not be affected by any disability or incapacity suffered by Grantor subsequent to the date hereof), with full power of substitution, subject to the terms of this Section, to settle for, collect and receive any such awards, damages, insurance proceeds, payments or other compensation from the parties or authorities making the same, to appear in and prosecute any proceedings therefor and to give receipts and acquittances therefor.

1.10   Construction Liens. Grantor shall pay when due all claims and demands of mechanics, materialmen, laborers and others for any work performed or materials delivered for the Premises or the Improvements; provided, however, that, Grantor shall have the right to contest in good faith any such claim or demand, so long as it does so diligently, by appropriate proceedings and without prejudice to Beneficiary and provided that neither the Mortgaged Property nor any interest therein would be in any danger of sale, loss or forfeiture as a result of such proceeding or contest. In the event Grantor shall contest any such claim or demand, Grantor shall promptly notify Beneficiary of such contest and thereafter shall, upon Beneficiary's request, promptly provide a bond, cash deposit or other security satisfactory to Beneficiary to protect Beneficiary's interest and security should the contest be unsuccessful. If Grantor shall fail to immediately discharge or provide security against any such claim or demand as aforesaid, Beneficiary may do so and any and all expenses incurred by Beneficiary, together with interest thereon at the Default Interest Rate from the date incurred by Beneficiary until actually paid by Grantor, shall be immediately paid by Grantor on demand and shall be secured by this Deed of Trust and by all of the other Loan Documents securing all or any part of the Debt.

1.11   Rents and Profits. As additional and collateral security for the payment of the Debts and cumulative of any and all rights and remedies herein provided for, Grantor hereby absolutely and presently assigns to Beneficiary all existing and future Rents and Profits. Grantor hereby grants to Beneficiary the sole, exclusive and immediate right, without taking possession of the Mortgaged Property, to demand, collect (by suit or otherwise), receive and give valid and sufficient receipts for any and all of said Rents and Profits, for which purpose Grantor does hereby irrevocably make, constitute and appoint Beneficiary its attorney-in-fact with full power to appoint substitutes or a trustee to accomplish such purpose (which power of attorney shall be irrevocable so long as any portion of the Debt is outstanding, shall be deemed to be coupled with an interest, shall survive the voluntary or involuntary dissolution of Grantor and shall not be affected by any disability or incapacity suffered by Grantor subsequent to the date hereof). Beneficiary shall be without liability for any loss which may arise from a failure or inability to collect Rents, proceeds or other payments. However, until the occurrence of an Event of Default under this Deed of Trust or under any other of the Loan Documents, Grantor shall have a license to collect, receive, use and enjoy the Rents and Profits when due and prepayments thereof for not more than one (1) month prior to due date thereof. Upon the occurrence of an Event of Default, Grantor's license shall automatically terminate without notice to Grantor and Beneficiary may thereafter, without taking possession of the Mortgaged Property, collect the Rents and Profits itself or by an agent or receiver. From and after the termination of such license, Grantor shall be the agent of Beneficiary in collection of the Rents and Profits, and all of the Rents and Profits so collected by Grantor shall be held in trust by Grantor for the sole and exclusive benefit of Beneficiary, and Grantor shall, within one (1) business day after receipt of any Rents and Profits, pay the same to Beneficiary to be applied by Beneficiary as hereinafter set forth. Neither the demand for or collection of Rents and Profits by Beneficiary shall constitute any assumption by Beneficiary of any obligations under any agreement relating thereto. Beneficiary is obligated to account only for such Rents and Profits as are actually collected or received by Beneficiary. Grantor irrevocably agrees and consents that the respective payors of the Rents and Profits shall, upon demand and notice from Beneficiary of an Event of Default, pay said Rents and Profits to Beneficiary without liability to determine the actual existence of any Event of Default claimed by Beneficiary. Grantor hereby waives any right, claim or demand which Grantor may now or hereafter have against any such payor by reason of such payment of Rents and Profits to Beneficiary, and any such payment shall discharge such payor's obligation to make such payment to Grantor. All Rents collected or received by Beneficiary may be applied against all expenses of collection, including, without limitation, reasonable attorneys' fees, against costs of operation and management of the Mortgaged Property and against the Debt, in whatever order or priority as to any of the items so mentioned as Beneficiary directs in its sole subjective discretion and without regard to the adequacy of its security. Neither the exercise by Beneficiary of any rights under this Section nor the application of any Rents to the Debts shall cure or be deemed a waiver of any Event of Default. The assignment of Rents and Profits hereinabove granted shall continue in full force and effect during any period of foreclosure or redemption with respect to the Mortgaged Property. Grantor has executed an Assignment of Leases and Rents dated of even date herewith (the "Assignment") in favor of Beneficiary covering all of the right, title and interest of Grantor, as landlord, lessor or licensor, in and to any Leases. All rights and remedies granted to Beneficiary under the Assignment shall be in addition to and cumulative of all rights and remedies granted to Beneficiary hereunder.

1.12   Leases.

(a)   Prior to execution of any Leases of space in the Improvements after the date hereof, Grantor shall submit to Beneficiary, for Beneficiary's prior approval, which approval shall not be unreasonably withheld, a copy of the form Lease Grantor plans to use in leasing space in the Improvements or at the Mortgaged Property. All such Leases of space in the Improvements or at the

Mortgaged Property shall be on terms consistent with the terms for similar leases in the market area of the Premises, shall provide for free rent only if the same is consistent with prevailing market conditions and shall provide for market rents then prevailing in the market area of the Premises. Such Leases shall also provide for security deposits in reasonable amounts consistent with prevailing market conditions. Grantor shall also submit to Beneficiary for Beneficiary's approval, which approval shall not be unreasonably withheld, prior to the execution thereof, any proposed Lease of the Improvements or any portion thereof that differs materially and adversely from the aforementioned form Lease. Grantor shall not execute any Lease for all or a substantial portion of the Mortgaged Property, except for an actual occupancy by the Tenant, lessee or licensee thereunder, and shall at all times promptly and faithfully perform, or cause to be performed, all of the covenants, conditions and agreements contained in all Leases with respect to the Mortgaged Property, now or hereafter existing, on the part of the landlord, lessor or licensor thereunder to be kept and performed. Grantor shall furnish to Beneficiary, within ten (10) days after a request by Beneficiary to do so, but in any event by January 1 of each year, a current Rent Roll, certified by Grantor as being true and correct, containing the names of all Tenants with respect to the Mortgaged Property, the terms of their respective Leases, the spaces occupied and the rentals or fees payable thereunder and the amount of each Tenant's security deposit. Upon the request of Beneficiary, Grantor shall deliver to Beneficiary a copy of each such Lease. Grantor shall not do or suffer to be done any act, or omit to take any action, that might result in a default by the landlord, lessor or licensor under any such Lease or allow the Tenant thereunder to withhold payment of rent or cancel or terminate same and shall not further assign any such Lease or any such Rents and Profits. Grantor, at no cost or expense to Beneficiary, shall enforce, short of termination, the performance and observance of each and every condition and covenant of each of the parties under such Leases and Grantor shall not anticipate, discount, release, waive, compromise or otherwise discharge any rent payable under any of the Leases. Grantor shall not, without the prior written consent of Beneficiary, modify any of the Leases, terminate or accept the surrender of any Leases, waive or release any other party from the performance or observance of any obligation or condition under such Leases except, with respect only to Leases affecting less than the lesser of (x) five percent (5%) of the gross leasable area of the Improvements and (y) 2,500 square feet and having a term of three (3) years or less, in the normal course of business in a manner which is consistent with sound and customary leasing and management practices for similar properties in the community in which the Mortgaged Property is located. Grantor shall not permit the prepayment of any rents under any of the Leases for more than one (1) month prior to the due date thereof.

(b)   Each Lease executed after the date hereof affecting any of the Premises or the Improvements must provide, in a manner approved by Beneficiary, that the Tenant will recognize as its landlord, lessor or licensor, as applicable, and attorn to any person succeeding to the interest of Grantor upon any foreclosure of this Deed of Trust or deed in lieu of foreclosure. Each such Lease shall also provide that, upon request of said successor-in-interest, the Tenant shall execute and deliver an instrument or instruments confirming its attornment as provided for in this Section; provided, however, that neither Beneficiary nor any successor-in-interest shall be bound by any payment of rent for more than one (1) month in advance, or any amendment or modification of said Lease made without the express written consent of Beneficiary or said successor-in-interest.

(c)   Upon the occurrence of an Event of Default under this Deed of Trust, whether before or after the whole principal sum secured hereby is declared to be immediately due or whether before or after the institution of legal proceedings to foreclose this Deed of Trust, forthwith, upon demand of Beneficiary, Grantor shall surrender to Beneficiary, and Beneficiary shall be entitled to take actual possession of, the Mortgaged Property or any part thereof personally, or by its agent or attorneys. In such event, Beneficiary shall have, and Grantor hereby gives and grants to Beneficiary, the right, power and authority to make and enter into Leases with respect to the Mortgaged Property or portions thereof for such rents and for such periods of occupancy and upon conditions and provisions as Beneficiary may deem desirable in its sole discretion, and Grantor expressly acknowledges and agrees that the term of any such Lease may extend beyond the date of any foreclosure sale of the Mortgaged Property, it being the intention of Grantor that in such event Beneficiary shall be deemed to be and shall be the attorney-in-fact of Grantor for the purpose of making and entering into Leases of parts or portions of the Mortgaged Property for the rents and upon the terms, conditions and provisions deemed desirable to Beneficiary in its sole discretion and with like effect as if such Leases had been made by Grantor as the owner in fee simple of the Mortgaged Property free and clear of any conditions or limitations established by this Deed of Trust. The power and authority hereby given and granted by Grantor to Beneficiary shall be deemed to be coupled with an interest, shall not be revocable by Grantor so long as any portion of the Debt is outstanding, shall survive the voluntary or involuntary dissolution of Grantor and shall not be affected by any disability or incapacity suffered by Grantor subsequent to the date hereof. In connection with any action taken by Beneficiary pursuant to this Section, Beneficiary shall not be liable for any loss sustained by Grantor resulting from any failure to let the Mortgaged Property, or any part thereof, or from any other act or omission of Beneficiary in managing the Mortgaged Property, nor shall Beneficiary be obligated to perform or discharge any obligation, duty or liability under any Lease covering the Mortgaged Property or any part thereof or under or by reason of this instrument or the exercise of rights or remedies hereunder. Grantor shall, and does hereby, indemnify Beneficiary for, and hold Beneficiary harmless from, any and all claims, actions, demands, liabilities, loss or damage which may or might be incurred by Beneficiary under any such Lease or under this Deed of Trust or by the exercise of rights or remedies hereunder and from any and all claims and demands whatsoever which may be asserted against Beneficiary by reason of any alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants or agreements contained in any such Lease other than those finally determined by a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of Beneficiary. Should Beneficiary incur any such liability, the amount thereof, including, without limitation, costs, expenses and reasonable attorneys' fees, together with interest thereon at the Default Interest Rate from the date incurred by Beneficiary until actually paid by Grantor, shall be immediately due and payable to Beneficiary by Grantor on demand and shall be secured hereby and by all of the other Loan Documents securing all or any part of the Debt. Nothing in this Section shall impose on Beneficiary any duty, obligation or responsibility for the control, care, management or repair of the Mortgaged Property, or for the carrying out of any of the terms and conditions of any such Lease, nor shall it operate to make Beneficiary responsible or liable for any waste committed on the Mortgaged Property by the Tenants or by any other parties or for any dangerous or defective condition of the Mortgaged Property, or for any negligence in the management, upkeep, repair or control of the Mortgaged Property. Grantor hereby assents to, ratifies and confirms any and all actions of Beneficiary with respect to the Mortgaged Property taken under this Section.

1.13   Alienation and Further Encumbrances. Grantor acknowledges that Beneficiary has relied upon the principals of Grantor and their experience in owning and operating the Mortgaged Property and properties similar to the Mortgaged Property in connection with the closing of the loans evidenced by the Note. Accordingly, except as specifically allowed hereinbelow in this Section and notwithstanding anything to the contrary contained in Section 4.6 hereof, in the event that the Mortgaged Property or any part thereof or interest therein shall be sold, conveyed, disposed of, alienated, hypothecated, leased (except to Tenants of space in the Improvements in accordance with the provisions of Section 1.12 hereof), assigned, pledged, mortgaged, further encumbered or otherwise transferred or Grantor shall be divested of its title to the Mortgaged Property or any interest therein, in any manner or way, whether voluntarily or involuntarily, without the prior written consent of Beneficiary being first obtained, which consent may be withheld in Beneficiary's sole discretion, then the same shall constitute an Event of

Default and Beneficiary shall have the right, at its option, to declare any or all of the Debts, irrespective of the maturity date specified in the Note, immediately due and payable and to otherwise exercise any of its other rights and remedies contained in <u>Article III</u> hereof. For the purposes of this Section: (i) in the event either Grantor or any of its general partners or members is a corporation or trust, the sale, conveyance, transfer or disposition of more than 10% of the issued and outstanding capital stock of Grantor or any of its general partners or members or of the beneficial interest of such trust (or the issuance of new shares of capital stock in Grantor or any of its general partners or managing members so that immediately after such issuance (in one or a series of transactions) the total capital stock then issued and outstanding is more than 110% of the total as of the date of this Deed of Trust) shall be deemed to be a transfer of an interest in the Mortgaged Property; and (ii) in the event Grantor or any general partner or managing member of Grantor is a limited or general partnership, a joint venture or a limited liability company, a change in the ownership interests in any general partner, any joint venturer or any managing member, either voluntarily, involuntarily or otherwise, or the sale, conveyance, transfer, disposition, alienation, hypothecation or encumbering of all or any portion of the interest of any such general partner, joint venturer or managing member in Grantor or such general partner or managing member (whether in the form of a beneficial or partnership interest or in the form of a power of direction, control or management, or otherwise), shall be deemed to be a transfer of an interest in the Mortgaged Property. Notwithstanding the foregoing, however, (i) limited partnership interests in Grantor or in any general partner or member of Grantor shall be freely transferable without the consent of Beneficiary, (ii) any involuntary transfer caused by the death of Grantor or any general partner, shareholder, joint venturer, member or beneficial owner of a trust shall not be an Event of Default under this Deed of Trust so long as Grantor is reconstituted, if required, following such death and so long as those persons responsible for the management o the Mortgaged Property and Grantor remain unchanged as a result of such death or any replacement management is approved by Beneficiary, and (iii) gifts for estate planning purposes of any individual's interests in Grantor or in any of Grantor's general partners, managing members or joint venturers to the spouse or any lineal descendant of such individual, or to a trust for the benefit of any one or more of such individual, spouse or lineal descendant, shall not be an Event of Default under this Deed of Trust so long as Grantor is reconstituted, if required, following such gift and so long as those persons responsible for the management of the Mortgaged Property and Grantor remain unchanged following such gift or any replacement management is approved by Beneficiary.

1.14   <u>Payment of Utilities, Assessments, Charges, Etc</u>. Grantor shall pay when due all utility charges which are incurred by Grantor or which may become a charge or lien against any portion of the Mortgaged Property for gas, electricity, water and sewer services furnished to the Premises and/or the Improvements and all other assessments or charges of a similar nature, or assessments payable pursuant to any restrictive covenants, whether public or private, affecting the Premises and/or the Improvements or any portion thereof, whether or not such assessments or charges are or may become liens thereon.

1.15   <u>Access Privileges and Inspections</u>. Beneficiary and the agents, representatives and employees of Beneficiary shall, subject to the rights of Tenants, have full and free access to the Premises and the Improvements and any other location where books and records concerning the Mortgaged Property are kept at all reasonable times and, except in the event of an emergency, upon not less than 24 hours prior notice (which notice may be telephonic) for the purposes of inspecting the Mortgaged Property and of examining, copying and making extracts from the books and records of Grantor relating to the Mortgaged Property. Grantor shall lend assistance to all such agents, representatives and employees of Beneficiary.

1.16   <u>Waste; Alteration of Improvements</u>. Grantor shall not commit, suffer or permit any waste on the Mortgaged Property nor take any actions that might invalidate any insurance carried on the

Mortgaged Property. Grantor shall maintain the Mortgaged Property in good condition and repair. No part of the Improvements may be removed, demolished or materially altered, without the prior written consent of Beneficiary. Without the prior written consent of Beneficiary, Grantor shall not commence construction of any improvements on the Premises other than improvements required for the maintenance or repair of the Mortgaged Property.

1.17   Zoning. Without the prior written consent of Beneficiary, Grantor shall not seek, make, suffer, consent to or acquiesce in any change in the zoning or conditions of use of the Premises or the Improvements. Grantor shall comply with and make all payments required under the provisions of any covenants, conditions or restrictions affecting the Premises or the Improvements. Grantor shall comply with all existing and future requirements of all governmental authorities having jurisdiction over the Mortgaged Property. Grantor shall keep all licenses, permits, franchises and other approvals necessary for the operation of the Mortgaged Property in full force and effect. Grantor shall operate the Mortgaged Property as a hotel for so long as the Debts is outstanding. If, under applicable zoning provisions, the use of all or any part of the Premises or the Improvements is or becomes a nonconforming use, Grantor shall not cause or permit such use to be discontinued or abandoned without the prior written consent of Beneficiary. Further, without Beneficiary's prior written consent, Grantor shall not file or subject any part of the Premises or the Improvements to any declaration of condominium or co-operative or convert any part of the Premises or the Improvements to a condominium, co-operative or other form of multiple ownership and governance.

1.18   Financial Statements and Books and Records. Grantor shall keep accurate books and records of account of the Mortgaged Property and its own financial affairs sufficient to permit the preparation of financial statements therefrom in accordance with generally accepted accounting principles. Beneficiary and its duly authorized representatives shall have the right to examine, copy and audit Grantor's records and books of account at all reasonable times. So long as this Deed of Trust continues in effect, Grantor shall provide to Beneficiary, in addition to any other financial statements required hereunder or under any of the other Loan Documents, the following financial statements and information, all of which must be certified to Beneficiary as being true and correct by Grantor or the person or entity to which they pertain, as applicable, and, with respect to the financial statements and information set forth in subsection (d) hereof, audited by an independent certified public accountant, be prepared in accordance with generally accepted accounting principles consistently applied and be in form and substance acceptable to Beneficiary:

(a)   copies of all tax returns filed by Grantor, within thirty (30) days after the date of filing;

(b)   monthly operating statements for the Mortgaged Property, within fifteen (15) days after the end of each of the first (1st) twelve (12) calendar months following the date hereof; and

(c)   quarterly operating statements for the Mortgaged Property, within thirty (30) days after the end of each March, June, September and December commencing with the first (1st) of such months to occur following the first (1st) anniversary of the date hereof;

(d)   annual balance sheets for the Mortgaged Property and annual financial statements for Grantor, each principal or general partner in Grantor, and each Indemnitor, within ninety (90) days after the end of each calendar year;

(e)   annual occupancy summary for the Mortgaged Property setting forth the occupancy rates, average daily room rates and room revenues for each month of the preceding calendar year, as well as annual averages of the same, and such other information as may customarily be reflected thereon or reasonably requested by Beneficiary; and

(f)   such other information with respect to the Mortgaged Property, Grantor, the principals or general partners in Grantor, and each Indemnitor, which may be reasonably requested from time to time by Beneficiary, within a reasonable time after the applicable request.

If any of the aforementioned materials are not furnished to Beneficiary within the applicable time periods or Beneficiary is dissatisfied with the form of any of the foregoing and has notified Grantor of its dissatisfaction, in addition to any other rights and remedies of Beneficiary contained herein, (i) Grantor shall pay to Beneficiary upon demand, at Beneficiary's option and in its sole discretion, an amount equal to $2,500 for each of the aforementioned materials that is not prepared in accordance with generally accepted accounting principles, provided Beneficiary has given Grantor at least 30 days notice of such failure, and (ii) Beneficiary shall have the right, but not the obligation, to obtain the same by means of an audit by an independent certified public accountant selected by Beneficiary, in which event Grantor agrees to pay, or to reimburse Beneficiary for, any expense of such audit and further agrees to provide all necessary information to said accountant and to otherwise cooperate in the making of such audit.

1.19   Further Documentation. Grantor shall, on the request of Beneficiary and at the expense of Grantor: (a) promptly correct any defect, error or omission which may be discovered in the contents of this Deed of Trust or in the contents of any of the other Loan Documents; (b) promptly execute, acknowledge, deliver and record or file such further instruments (including, without limitation, further mortgages, deeds of trust, security deeds, security agreements, financing statements, continuation statements and assignments of rents or leases) and promptly do such further acts as may be necessary, desirable or proper to carry out more effectively the purposes of this Deed of Trust and the other Loan Documents and to subject to the liens and security interests hereof and thereof any property intended by the terms hereof and thereof to be covered hereby and thereby, including specifically, but without limitation, any renewals, additions, substitutions, replacements or appurtenances to the Mortgaged Property; (c) promptly execute, acknowledge, deliver, procure and record or file any document or instrument (including specifically, without limitation, any financing statement) deemed advisable by Beneficiary to protect, continue or perfect the liens or the security interests hereunder against the rights or interests of third persons; and (d) promptly furnish to Beneficiary, upon Beneficiary's request, a duly acknowledged written statement and estoppel certificate addressed to such party or parties as directed by Beneficiary and in form and substance supplied by Beneficiary, setting forth all amounts due under the Note , stating whether any Default or Event of Default has occurred hereunder, stating whether any offsets or defenses exist against the Debt and containing such other matters as Beneficiary may reasonably require.

1.20   Payment of Costs; Reimbursement to Beneficiary. Grantor shall pay all costs and expenses of every character reasonably incurred in connection with the closing of the loans evidenced by the Note and secured hereby or otherwise attributable or chargeable to Grantor as the owner of the Mortgaged Property, including, without limitation, appraisal fees, recording fees, documentary, stamp, mortgage or intangible taxes, brokerage fees and commissions, title policy premiums and title search fees, uniform commercial code/tax lien/litigation search fees, escrow fees and reasonable attorneys' fees and any sums due under any deed of trust or mortgage or other lien or encumbrance, lease, sublease, declaration, covenant, condition, restriction, license, order or other instrument or agreement which affects or appears to affect the Mortgaged Property or any part thereof, including, without limitation, the Prior Deed of Trust. If Grantor defaults in any such payment, which default is not cured within any applicable grace or cure period, Beneficiary may pay the same and Grantor shall reimburse Beneficiary on demand for all such costs and expenses incurred or paid by Beneficiary, together with such interest thereon at the Default Interest Rate from and after the date of Beneficiary's making such payment until reimbursement thereof by Grantor. Any such sums disbursed by Beneficiary, together with such interest thereon, shall be additional indebtedness of Grantor secured by this Deed of Trust and by all of the other Loan Documents securing all or any part of the Debt. Further, Grantor shall promptly notify Beneficiary in writing of any litigation or threatened litigation affecting the Mortgaged Property, or any other demand or claim which, if enforced, could impair or threaten to impair Beneficiary's security hereunder. Without limiting or waiving any other rights and remedies of Beneficiary hereunder, if Grantor fails to perform any of its covenants or agreements contained in this Deed of Trust or in any of the other Loan Documents or under the Prior Deed of Trust and such failure is not cured within any applicable grace or cure period, or if any action or proceeding of any kind (including, but not limited to, any bankruptcy, insolvency, arrangement, reorganization or other debtor relief proceeding) is commenced which might affect Beneficiary's interest in the Mortgaged Property or Beneficiary's right to enforce its security, then Beneficiary may, at it option, with or without notice to Grantor, make any appearances, disburse any sums and take any actions as may be necessary or desirable to protect or enforce this Deed of Trust or to remedy the failure of Grantor to perform its covenants and agreements (without, however, waiving any default of Grantor). Grantor agrees to pay on demand all expenses of Beneficiary or Trustee incurred with respect to the foregoing (including, but not limited to, reasonable fees and disbursements of counsel), together with interest thereon at the Default Interest Rate from and after the date on which Beneficiary or Trustee incurs such expenses until reimbursement thereof by Grantor. Any such expenses so incurred by Beneficiary, together with interest thereon as provided above, shall be additional indebtedness of Grantor secured by this Deed of Trust and by all of the other Loan Documents securing all or any part of the Debt. The necessity for any such actions and of the amounts to be paid shall be determined by Beneficiary in its discretion. Beneficiary is hereby empowered to enter and to authorize others to enter upon the Mortgaged Property or any part thereof for the purpose of performing or observing any such defaulted term, covenant or condition without thereby becoming liable to Grantor or any person in possession holding under Grantor. Grantor hereby acknowledges and agrees that the remedies set forth in this Section 1.20 shall be exercisable by Beneficiary, and any and all payments made or costs or expenses incurred by Beneficiary in connection therewith shall be secured hereby and shall be, without demand, immediately repaid by Grantor with interest thereon at the Default Interest Rate, notwithstanding the fact that such remedies were exercised and such payments made and costs incurred by Beneficiary after the filing by Grantor of a voluntary case or the filing against Grantor of an involuntary case pursuant to or within the meaning of the Bankruptcy Reform Act of 1978, as amended, Title 11 U.S.C., or after any similar action pursuant to any other debtor relief law (whether statutory, common law, case law or otherwise) of any jurisdiction whatsoever, now or hereafter in effect, which may be or become applicable to Grantor, Beneficiary, any Indemnitor, the Debts or any of the Loan Documents. Grantor hereby indemnifies and holds Beneficiary harmless from and against all loss, cost and expenses with respect to any Event of Default hereof, any liens (i.e., judgments, mechanics' and materialmen's liens, or otherwise), charges and encumbrances filed against the Mortgaged Property, and from any claims and demands for damages or injury, including claims for property damage, personal injury or wrongful death, arising out of or in connection with any accident or fire or other casualty on the Premises or the Improvements or any nuisance made or suffered thereon, except those that are due to Beneficiary' s gross negligence or willful misconduct as finally determined by a court of competent jurisdiction, including, without limitation, in any case, reasonable attorneys' fees, costs and expenses as aforesaid, whether at pretrial, trial or appellate level, and such indemnity shall survive payment in full of the Debt. This Section shall not be construed to require Beneficiary to incur any expenses, make any appearances or take any actions.

      1.21   Security Interest. This Deed of Trust is also intended to encumber and create a security interest in, and Grantor hereby grants to Beneficiary a security interest in all fixtures, chattels, accounts, equipment, inventory, contract rights, general intangibles and other personal property included within the Mortgaged Property, all renewals, replacements of any of the aforementioned items, or articles in substitution therefor or in addition thereto or the proceeds thereof (said property is hereinafter referred to collectively as the "Collateral"), whether or not the same shall be attached to the Premises or the Improvements in any manner. It is hereby agreed that to the extent permitted by law, all of the foregoing property is to be deemed and held to be a part of and affixed to the Premises and the Improvements. The foregoing security interest shall also cover Grantor's leasehold interest in any of the foregoing property which is leased by Grantor. Notwithstanding the foregoing, all of the foregoing property shall be owned by Grantor and no leasing or installment sales or other financing or title retention agreement in connection therewith shall be permitted without the prior written approval of Beneficiary. Grantor shall, from time to time upon the request of Beneficiary, supply Beneficiary with a current inventory of all of the property in which Beneficiary is granted a security interest hereunder, in such detail as Beneficiary may reasonably require. Grantor shall promptly replace all of the Collateral subject to the lien or security interest of this Deed of Trust when worn or obsolete with Collateral comparable to the worn out or obsolete Collateral when new and will not, without the prior written consent of Beneficiary, remove from the Premises or the Improvements any of the Collateral subject to the lien or security interest of this Deed of Trust except such as is replaced by an article of equal suitability and value as above provided, owned by Grantor free and clear of any lien or security interest except that created by this Deed of Trust and the other Loan Documents. All of the Collateral shall be kept at the location of the Premises except as otherwise required by the terms of the Loan Documents. Grantor shall not use any of the Collateral in violation of any applicable statute, ordinance or insurance policy.

1.22   Security Agreement. This Deed of Trust constitutes a security agreement between Grantor and Beneficiary with respect to the Collateral in which Beneficiary is granted a security interest hereunder, and, cumulative of all other rights and remedies of Beneficiary hereunder, Beneficiary shall have all of the rights and remedies of a secured party under any applicable Uniform Commercial Code. Grantor hereby agrees to execute and deliver on demand and hereby irrevocably constitutes and appoints Beneficiary the attorney-in-fact of Grantor to execute and deliver and, if appropriate, to file with the appropriate filing officer or office, such security agreements, financing statements, continuation statements or other instruments as Beneficiary may request or require in order to impose, perfect or continue the perfection of the lien or security interest created hereby. To the extent specifically provided herein, Beneficiary shall have the right of possession of all cash, securities, instruments, negotiable instruments, documents, certificates and any other evidences of cash or other property or evidences of rights to cash rather than property, which are now or hereafter a part of the Mortgaged Property, and Grantor shall promptly deliver the same to Beneficiary, endorsed to Beneficiary, without further notice from Beneficiary. Grantor agrees to furnish Beneficiary with notice of any change in the name, identity, organizational structure, residence, or principal place of business or mailing address of Grantor within ten (10) days of the effective date of any such change. Upon the occurrence of any Event of Default, Beneficiary shall have the rights and remedies as prescribed in this Deed of Trust, or as prescribed by general law, or as prescribed by any applicable Uniform Commercial Code, all at Beneficiary's election. Any disposition of the Collateral may be conducted by an employee or agent of Beneficiary. Any person, including both Grantor and Beneficiary, shall be eligible to purchase any part or all of the Collateral at any such disposition. Expenses of retaking, holding, preparing for sale, selling or the like (including, without limitation, Beneficiary's reasonable attorneys' fees and legal expenses), together with interest thereon at the Default Interest Rate from the date incurred by Beneficiary until actually paid by Grantor, shall be paid by Grantor on demand and shall be secured by this Deed of Trust and by all of the other Loan Documents securing all or any part of the Debt. Beneficiary shall have the right to enter upon the Premises and the Improvements or any real property where any of the property which is the subject of the security interest granted herein is located to take possession of, assemble and collect the same or to render it unusable, or Grantor, upon demand of Beneficiary, shall assemble such property and make it available to Beneficiary at the Premises, or at a place which is mutually agreed upon or, if no such place is agreed upon, at a place reasonably designated by Beneficiary to be reasonably convenient to Beneficiary and Grantor. If notice is required by law, Beneficiary shall give Grantor at least ten (10) days' prior written notice of the time and place of any public sale of such property, or adjournments thereof, or of the time of or after which any private sale or any other intended disposition thereof is to be made, and if such notice is sent to Grantor, as the same is provided for the mailing of notices herein, it is hereby deemed that such notice shall be and is reasonable notice to Grantor. No such notice is necessary for any such property which is perishable, threatens to decline speedily in value or is of a type customarily sold on a recognized market. Any sale made pursuant to the provisions of this Section shall be deemed to have been a public sale conducted in a commercially reasonable manner if held contemporaneously with a foreclosure sale as provided in Section 3.1(e) hereof upon giving the same notice with respect to the sale of the Mortgaged Property hereunder as is required under said Section 3.1(e). Furthermore, to the extent permitted by law, in conjunction with, in addition to or in substitution for the rights and remedies available to Beneficiary pursuant to any applicable Uniform Commercial Code:

        (a)   In the event of a foreclosure sale, the Mortgaged Property may, at the option of Beneficiary, be sold as a whole; and

        (b)   It shall not be necessary that Beneficiary take possession of the aforementioned Collateral, or any part thereof, prior to the time that any sale pursuant to the provisions of this Section is conducted and it shall not be necessary that said Collateral, or any part thereof, be present at the location of such sale; and

        (c)   Beneficiary may appoint or delegate any one or more persons as agent to perform any act or acts necessary or incident to any sale held by Beneficiary, including the sending of notices and the conduct of the sale, but in the name and on behalf of Beneficiary.

The name and address of Grantor (as Debtor under any applicable Uniform Commercial Code) are:

ART WILLIAMSBURG, INC.
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
Attention: Robert Waldman

The name and address of Beneficiary (as Secured Party under any applicable Uniform Commercial Code) are:

SUNSET MANAGEMENT, LLC
1055 East Tropicana, Suite 700
Las Vegas, Nevada 89119
Attention: Sandy Marr

    1.23   Easements and Rights-of-Way. Grantor shall not grant any easement or right-of-way with respect to all or any portion of the Premises or the Improvements without the prior written consent of Beneficiary. The purchaser at any foreclosure sale hereunder may, at its discretion, disaffirm any easement or right-of-way granted in violation of any of the provisions of this Deed of Trust and may take immediate possession of the Mortgaged Property free from, and despite the terms of, such grant of easement or right-of-way. If Beneficiary consents to the grant of an easement or right-of-way, Beneficiary agrees to grant such consent without charge to Grantor other than expenses, including, without limitation, reasonable attorneys' fees, incurred by Beneficiary in the review of Grantor's request and in the preparation of documents effecting the subordination.

1.24   Compliance with Laws. Grantor shall at all times comply with all statutes, ordinances, regulations and other governmental or quasi-governmental requirements and private covenants now or hereafter relating to the ownership, construction, use or operation of the Mortgaged Property, including, but not limited to, those concerning employment and compensation of persons engaged in operation and maintenance of the Mortgaged Property and any environmental or ecological requirements, even if such compliance shall require structural changes to the Mortgaged Property; provided, however, that, Grantor may, upon providing Beneficiary with security satisfactory to Beneficiary, proceed diligently and in good faith to contest the validity or applicability of any such statute, ordinance, regulation or requirement so long as during such contest the Mortgaged Property shall not be subject to any lien, charge, fine or other liability and shall not be in danger of being forfeited, lost or closed. Grantor shall not use or occupy, or allow the use or occupancy of, the Mortgaged Property in any manner which violates any Lease of or any other agreement applicable to the Mortgaged Property or any applicable law, rule, regulation or order or which constitutes a public or private nuisance or which makes void, voidable or cancelable, or increases the premium of, any insurance then in force with respect thereto.

1.25   Additional Taxes. In the event of the enactment after the date hereof of any law of the state in which the Mortgaged Property is located or of any other governmental entity deducting from the value of the Mortgaged Property for the purpose of taxing any lien or security interest thereon, or imposing upon Beneficiary the payment of the whole or any part of the taxes or assessments or charges or liens herein required to be paid by Grantor, or changing in any way the laws relating to the taxation of deeds of trust, mortgages or security agreements or Debts secured by deeds of trust, mortgages or security agreements or the interest of the beneficiary, Beneficiary or secured party in the property covered thereby, or the manner of collection of such taxes, so as to adversely affect this Deed of Trust or the Debt or Beneficiary, then, and in any such event, Grantor, upon demand by Beneficiary, shall pay such taxes, assessments, charges or liens, or reimburse Beneficiary therefor; provided, however, that if in the opinion of counsel for Beneficiary (a) it might be unlawful to require Grantor to make such payment, or (b) the making of such payment might result in the imposition of interest beyond the maximum amount permitted by law, then and in either such event, Beneficiary may elect, by notice in writing given to Grantor, to declare all of the Debt to be and become due and payable in full thirty (30) days from the giving of such notice, and, in connection with the payment of such Debt, no prepayment premium or fee shall be due unless, at the time of such payment, an Event of Default or a Default shall have occurred, which Default or Event of Default is unrelated to the provisions of this Section 1.25, in which event any applicable prepayment premium or fee in accordance with the terms of the Note shall be due and payable.

1.26   Secured Indebtedness . It is understood and agreed that this Deed of Trust shall secure payment of not only the indebtedness evidenced by the Note but also any and all substitutions, replacements, renewals and extensions of the Note , any and all indebtedness and obligations arising pursuant to the terms hereof and any and all indebtedness and obligations arising pursuant to the terms of any of the other Loan Documents, all of which indebtedness is equally secured with and has the same priority as any amounts advanced as of the date hereof. It is agreed that any future advances made by Beneficiary to or for the benefit of Grantor from time to time under this Deed of Trust or the other Loan Documents and whether or not such advances are obligatory or are made at the option of Beneficiary, or otherwise, made for any purpose, within twenty (20) years from the date hereof, and all interest accruing thereon, shall be equally secured by this Deed of Trust and shall have the same priority as all amounts, if any, advanced as of the date hereof and shall be subject to all of the terms and provisions of this Deed of Trust.

1.27   Grantor's Waivers. To the full extent permitted by law, Grantor agrees that Grantor shall not at any time insist upon, plead, claim or take the benefit or advantage of any law now or hereafter in force providing for any appraisement, valuation, stay, moratorium or extension, or any law now or hereafter in force providing for the reinstatement of the Debt prior to any sale of the Mortgaged Property to be made pursuant to any provisions contained herein or prior to the entering of any decree, judgment or order of any court of competent jurisdiction, or any right under any statute to redeem all or any part of the Mortgaged Property so sold. Grantor, for Grantor and Grantor's successors and assigns, and for any and all persons ever claiming any interest in the Mortgaged Property, to the full extent permitted by law, hereby knowingly, intentionally and voluntarily, with and upon the advice of competent counsel: (a) waives, releases, relinquishes and forever forgoes all rights of valuation, appraisement, stay of execution, reinstatement and notice of election or intention to mature or declare due the Debts(except such notices as are specifically provided for herein); (b) waives, releases, relinquishes and forever forgoes all right to a marshaling of the assets of Grantor, including the Mortgaged Property, to a sale in the inverse order of alienation, or to direct the order in which any of the Mortgaged Property shall be sold in the event of foreclosure of the liens and security interests hereby created and agrees that any court having jurisdiction to foreclose such liens and security interests may order the Mortgaged Property sold as an entirety; and (c) waives, releases, relinquishes and forever forgoes all rights and periods of redemption provided under applicable law. To the full extent permitted by law, Grantor shall not have or assert any right under any statute or rule of law pertaining to the exemption of homestead or other exemption under any federal, state or local law now or hereafter in effect, the administration of estates of decedents or other matters whatever to defeat, reduce or affect the right of Beneficiary under the terms of this Deed of Trust to a sale of the Mortgaged Property, for the collection of the Debts without any prior or different resort for collection, or the right of Beneficiary under the terms of this Deed of Trust to the payment of the Debts out of the proceeds of sale of the Mortgaged Property in preference to every other claimant whatever. Furthermore, Grantor hereby knowingly, intentionally and voluntarily, with and upon the advice of competent counsel, waives, releases, relinquishes and forever forgoes all present and future statutes of limitations as a defense to any action to enforce the provisions of this Deed of Trust or to collect any of the Debts to the fullest extent permitted by law. Grantor covenants and agrees that upon the commencement of a voluntary or involuntary bankruptcy proceeding by or against Grantor, Grantor shall not seek a supplemental stay or otherwise shall not seek pursuant to 11 U.S.C. s.105 or any other provision of the Bankruptcy Reform Act of 1978, as amended, or any other debtor relief law (whether statutory, common law, case law, or otherwise) of any jurisdiction whatsoever, now or hereafter in effect, which may be or become applicable, to stay, interdict, condition, reduce or inhibit the ability of Beneficiary to enforce any rights of Beneficiary against any guarantor or indemnitor of the secured obligations or any other party liable with respect thereto by virtue of any indemnity, guaranty or otherwise.

1.28   SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL.

(a)   GRANTOR, TO THE FULL EXTENT PERMITTED BY LAW, HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, (i) SUBMITS TO PERSONAL JURISDICTION IN THE STATE IN WHICH THE PREMISES IS LOCATED OVER ANY SUIT, ACTION OR PROCEEDING BY ANY PERSON ARISING FROM OR RELATING TO THE NOTE, THIS DEED OF TRUST OR ANY OTHER OF THE LOAN DOCUMENTS, (ii) AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT

JURISDICTION SITTING IN THE COUNTY IN WHICH THE PREMISES IS LOCATED, (iii) SUBMITS TO THE JURISDICTION OF SUCH COURTS, AND (iv) TO THE FULLEST EXTENT PERMITTED BY LAW, AGREES THAT IT WILL NOT BRING ANY ACTION, SUIT OR PROCEEDING IN ANY OTHER FORUM (BUT NOTHING HEREIN SHALL AFFECT THE RIGHT OF BENEFICIARY TO BRING ANY ACTION, SUIT OR PROCEEDING IN ANY OTHER FORUM).

(b)   GRANTOR, TO THE FULL EXTENT PERMITTED BY LAW, HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, WAIVES, RELINQUISHES AND FOREVER FORGOES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO THE DEBT OR ANY CONDUCT, ACT OR OMISSION OF BENEFICIARY OR GRANTOR, OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, PARTNERS, MEMBERS, EMPLOYEES, AGENTS OR ATTORNEYS, OR ANY OTHER PERSONS AFFILIATED WITH BENEFICIARY OR GRANTOR, IN EACH OF THE FOREGOING CASES, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

1.29   <u>Attorney-in-Fact Provisions</u>. With respect to any provision of this Deed of Trust or any other Loan Document whereby Grantor grants to Beneficiary a power-of-attorney, provided no Default or Event of Default has occurred under this Deed of Trust, Beneficiary shall first give Grantor written notice at least three (3) days prior to acting under such power, which notice shall demand that Grantor first take the proposed action within such period and advising Grantor that if it fails to do so, Beneficiary will so act under the power; provided, however, that, in the event that a Default or an Event of Default has occurred, or if necessary to prevent imminent death, serious injury, damage, loss, forfeiture or diminution in value to the Mortgaged Property or any surrounding property or to prevent any adverse affect on Beneficiary's interest in the Mortgaged Property, Beneficiary may act immediately and without first giving such notice. In such event, Beneficiary will give Grantor notice of such action as soon thereafter as reasonably practical.

1.30   <u>Management</u>. The management of the Mortgaged Property shall be by either: (a) Grantor or an entity affiliated with Grantor approved by Beneficiary for so long as Grantor or said affiliated entity is managing the Mortgaged Property in a first class manner; or (b) a professional property management company approved by Beneficiary. Such management by an affiliated entity or a professional property management company shall be pursuant to a written agreement approved by Beneficiary. In no event shall any manager be removed or replaced or the terms of any management agreement modified or amended without the prior written consent of Beneficiary. After an Event of Default or a default under any management contract then in effect, which default is not cured within any applicable grace or cure period, Beneficiary shall have the right to terminate, or to direct Grantor to terminate, such management contract upon thirty (30) days' notice and to retain, or to direct Grantor to retain, a new management agent approved by Beneficiary. All Rents and Profits generated by or derived from the Mortgaged Property shall first be utilized solely for current expenses directly attributable to the ownership and operation of the Mortgaged Property, including, without limitation, current expenses relating to Grantor's liabilities and obligations with respect to this Deed of Trust and the other Loan Documents, and none of the Rents and Profits generated by or derived from the Mortgaged Property shall be diverted by Grantor and utilized for any other purposes unless all such current expenses attributable to the ownership and operation of the Mortgaged Property have been fully paid and satisfied.

1.31   <u>Hazardous Waste and Other Substances</u>.

(a)   Grantor hereby represents and warrants to Beneficiary that, as of the date hereof: (i) to the best of Grantor's knowledge, information and belief, none of Grantor nor the Mortgaged Property nor any Tenant at the Premises nor the operations conducted thereon is in direct or indirect violation of or otherwise exposed to any liability under any local, state or federal law, rule or regulation or common law duty pertaining to human health, natural resources or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. s.9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. s.6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. s.1251 et seq.), the Clean Air Act (42 U.S.C. s.7401 et seq.), the Emergency Planning and Community-Right-to-Know Act (42 U.S.C. s.11001 et seq.), the Endangered Species Act (16 U.S.C. s.1531 et seq.), the Toxic Substances Control Act (15 U.S.C. s.2601 et seq.), the Occupational Safety and Health Act (29 U.S.C. s.651 et seq.) and the Hazardous Materials Transportation Act (49 U.S.C. s.1801 et seq.), regulations promulgated pursuant to said laws, all as amended from time to time or otherwise exposed to any liability under any Environmental Law relating to or affecting the Mortgaged Property, whether or not used by or within the control of Grantor; (ii) no hazardous, toxic or harmful substances, wastes, materials, pollutants or contaminants (including, without limitation, asbestos or asbestos-containing materials, lead based paint, polychlorinated biphenyls, petroleum or petroleum products or byproducts, flammable explosives, radioactive materials, infectious substances or raw materials which include hazardous constituents) or any other substances or materials which are included under or regulated by Environmental Laws (collectively, "Hazardous Substances") are located on, in or under or have been handled, generated, stored, processed or disposed of on or released or discharged from the Mortgaged Property (including underground contamination), except for those substances used by Grantor or any Tenant in the ordinary course of their respective businesses and in compliance with all Environmental Statutes and where such could not reasonably be expected to give rise to liability under Environmental Laws; (iii) radon is not present at the Mortgaged Property in excess or in violation of any applicable thresholds or standards or in amounts that require under applicable law disclosure to any tenant or occupant of or invitee to the Mortgaged Property or to any governmental agency or the general public; (iv) the Mortgaged Property is not subject to any private or governmental lien or judicial or administrative notice or action arising under Environmental Laws; (v) there is no pending, nor, to Grantor's knowledge, information or belief, threatened litigation arising under Environmental Laws affecting Grantor or the Mortgaged Property; (vi) there are no and have been no existing or closed underground storage tanks or other underground storage receptacles for Hazardous Substances or landfills or dumps on the Mortgaged Property; (vii) Grantor has received no notice of, and to the best of Grantor's knowledge and belief, there exists no investigation, action, proceeding or claim by any agency, authority or unit of government or by any third party which could result in any liability, penalty, sanction or judgment under any Environmental Laws with respect to any condition, use or operation of the Mortgaged Property, nor does Grantor know of any basis for such an investigation, action, proceeding or claim; (viii) Grantor has received no notice of and, to the best of Grantor's knowledge and belief, there has been no claim by any party that any use, operation or condition of the Mortgaged Property has caused any nuisance or any other liability or adverse condition on any other property, nor does Grantor know of any basis for such an investigation, action, proceeding or claim.

(b)   Grantor has not received nor to the best of Grantor's knowledge, information and belief has there been issued, any notice, notification, demand, request for information, citation, summons, or order in any way relating to any actual, alleged or potential violation or liability arising under Environmental Laws.

(c)   Neither the Mortgaged Property, nor to the best of Grantor's knowledge, information and belief, any property to which Grantor has, in connection with the maintenance or operation of the Mortgaged Property, directly or indirectly transported or arranged for the transportation of any Hazardous Substances is listed or, to the best of Grantor's knowledge, information and belief, proposed for listing on the National Priorities List promulgated pursuant to CERCLA, on CERCLIS (as defined in CERCLA) or on any similar federal or state list of sites requiring environmental investigation or clean-up.

(d)   Grantor shall comply with all applicable Environmental Laws. Grantor shall keep or cause the Mortgaged Property to be kept free from Hazardous Substances (except those substances used by Grantor or any Tenant in the ordinary course of their respective businesses and except in compliance with all Environmental Laws and where such could not reasonably be expected to give rise to liability under Environmental Laws) and in compliance with all Environmental Laws, Grantor shall not install or use any underground storage tanks, shall expressly prohibit the use, generation, handling, storage, production, processing and disposal of Hazardous Substances by all Tenants in quantities or conditions that would violate or give rise to any obligation to take remedial or other action under any applicable Environmental Laws. Without limiting the generality of the foregoing, during the term of this Deed of Trust, Grantor shall not install in the Improvements or permit to be installed in the Improvements any asbestos or asbestos-containing materials.

(e)   Grantor shall promptly notify Beneficiary if Grantor shall become aware of (i) the actual or potential existence of any Hazardous Substances on the Mortgaged Property other than those occurring in the ordinary course of Grantor's business and which do not violate, or would not otherwise give rise to liability under Environmental Laws, (ii) any direct or indirect violation of, or other exposure to liability under, any Environmental Laws, (iii) any lien, action or notice affecting the Mortgaged Property or Grantor resulting from any violation or alleged violation of or liability or alleged liability under any Environmental Laws, (iv) the institution of any investigation, inquiry or proceeding concerning Grantor or the Mortgaged Property pursuant to any Environmental Laws or otherwise relating to Hazardous Substances, or (v) the discovery of any occurrence, condition or state of facts which would render any representation or warranty contained in this Deed of Trust incorrect in any respect if made at the time of such discovery. Immediately upon receipt of same, Grantor, shall deliver to Beneficiary copies of any and all requests for information, complaints, citations, summonses, orders, notices, reports or other communications, documents or instruments in any way relating to any actual, alleged or potential violation or liability of any nature whatsoever arising under Environmental Laws and relating to the Mortgaged Property or to Grantor. Grantor shall remedy or cause to be remedied in a timely manner (and in any event within the time period permitted by applicable Environmental Laws) any violation of Environmental Laws or any condition that could give rise to liability under Environmental Laws. Without limiting the foregoing, Grantor shall, promptly and regardless of the source of the contamination or threat to the environment or human health, at its own expense, take all actions as shall be necessary or prudent, for the clean-up of any and all portions of the Mortgaged Property or other affected property, including, without limitation, all investigative, monitoring, removal, containment and remedial actions in accordance with all applicable Environmental Laws (and in all events in a manner satisfactory to Beneficiary) and shall further pay or cause to be paid, at no expense to Beneficiary, all clean-up, administrative and enforcement costs of applicable governmental agencies which may be asserted against the Mortgaged Property. In the event Grantor fails to do so, Beneficiary may, but shall not be obligated to, cause the Mortgaged Property or other affected property to be freed from any Hazardous Substances or otherwise brought into conformance with Environmental Laws and any and all costs and expenses incurred by Beneficiary in connection therewith, together with interest thereon at the Default Interest Rate from the date incurred by Beneficiary until actually paid by Grantor, shall be immediately paid by Grantor on demand and shall be secured by this Deed of Trust and by all of the other Loan Documents securing all or any part of the Debt. Grantor hereby grants to Beneficiary and its agents and employees access to the Mortgaged Property and a license to remove any items deemed by Beneficiary to be Hazardous Substances and to do all things Beneficiary shall deem necessary to bring the Mortgaged Property into conformance with Environmental Laws.

(f)   Grantor covenants and agrees, at Grantor's sole cost and expense, to indemnify, defend (at trial and appellate levels, and with attorneys, consultants and experts acceptable to Beneficiary), and hold Beneficiary harmless from and against any and all liens, damages (including without limitation, punitive or exemplary damages), losses, liabilities (including, without limitation, strict liability), obligations, settlement payments, penalties, fines, assessments, citations, directives, claims, litigation, demands, defenses, judgments, suits, proceedings, costs, disbursements or expenses of any kind or of any nature whatsoever (including, without limitation, reasonable attorneys', consultants' and experts' fees and disbursements actually incurred in investigating, defending, settling or prosecuting any claim, litigation or proceeding) which may at any time be imposed upon, incurred by or asserted or awarded against Beneficiary or the Mortgaged Property, and arising directly or indirectly from or out of: (i) any violation or alleged violation of, or liability or alleged liability under, any Environmental Law; (ii) the presence, release or threat of release of or exposure to any Hazardous Substances or radon on, in, under or affecting all or any portion of the Mortgaged Property or any surrounding areas, regardless of whether or not caused by or within the control of Grantor; (iii) any transport, treatment, recycling, storage, disposal or arrangement therefor of Hazardous Substances whether on the Mortgaged Property, originating from the Mortgaged Property, or otherwise associated with Grantor or any operations conducted on the Mortgaged Property at any time; (iv) the failure by Grantor to comply fully with the terms and conditions of this Section 1.31; (v) the breach of any representation or warranty contained in this Section 1.31; (vi) the enforcement of this Section 1.31, including, without limitation, the cost of assessment, investigation, containment, removal and/or remediation of any and all Hazardous Substances from all or any portion of the Mortgaged Property or any surrounding areas, the cost of any actions taken in response to the presence, release or threat of release of any Hazardous Substances on, in, under or affecting any portion of the Mortgaged Property or any surrounding areas to prevent or minimize such release or threat of release so that it does not migrate or otherwise cause or threaten danger to present or future public health, safety, welfare or the environment, and costs incurred to comply with Environmental Laws in connection with all or any portion of the Mortgaged Property or any surrounding areas. The indemnity set forth in this Section 1.31 shall also include any diminution in the value of the security afforded by the Mortgaged Property or any future reduction in the sales price of the Mortgaged Property by reason of any matter set forth in this Section 1.31. The foregoing indemnity shall specifically not include any such costs relating to Hazardous Substances which are initially placed on, in or under the Mortgaged Property after foreclosure or other taking of title to the Mortgaged Property by Beneficiary or its successor or assigns. Beneficiary's rights under this Section shall survive payment in full of the Debts and shall be in addition to all other rights of Beneficiary under this Deed of Trust, the Note and the other Loan Documents.

(g)   Upon Beneficiary's request, at any time after the occurrence of an Event of Default or at such other time as Beneficiary has reasonable grounds to believe that Hazardous Substances are or have been released, stored or disposed of on the Mortgaged Property, or on property contiguous with the Mortgaged Property, or that the Mortgaged Property may be in violation of the Environmental Laws, Grantor shall perform or cause to be performed, at Grantor's sole cost and expense and in scope, form and substance satisfactory to Beneficiary, an inspection or audit of the Mortgaged Property prepared by a hydrogeologist or environmental engineer or other appropriate consultant approved by Beneficiary indicating the presence or absence of Hazardous Substances on the Mortgaged Property, the compliance or non-compliance status of the Mortgaged Property and the operations conducted thereon with applicable Environmental Laws, or an inspection or audit of the Mortgaged Property prepared by an engineering or consulting firm approved by Beneficiary indicating the presence or absence of friable asbestos or substances containing asbestos or lead or substances containing lead or lead based paint ("Lead Based Paint") on the Mortgaged Property. If Grantor fails to provide reports of such inspection or audit within thirty (30) days after such request, Beneficiary may order the same, and Grantor hereby grants to Beneficiary and its employees and agents access to the Mortgaged Property and an irrevocable license to undertake such inspection or audit. The cost of such inspection or audit, together with interest thereon at the Default Interest Rate from the date incurred by Beneficiary until actually paid by Grantor, shall be immediately paid by Grantor on demand and shall be secured by this Deed of Trust and by all of the other Loan Documents securing all or any part of the Debt.

(h)   Grantor covenants and agrees to institute, within thirty (30) days after the date hereof, an operations and maintenance program (the "Maintenance Program") designed by an environmental consultant, satisfactory to Beneficiary, with respect to asbestos containing materials ("ACM's"), consistent with "Guidelines for Controlling Asbestos-Containing Materials in Buildings" (USEPA, 1985) and other relevant guidelines, and such Maintenance Program will hereafter continuously remain in effect until the Debts secured hereby is repaid in full. In furtherance of the foregoing, Grantor shall inspect and maintain all ACM's on a regular basis and ensure that all ACM's shall be maintained in a condition that prevents exposure of residents to ACM's at all times. Without limiting the generality of the preceding sentence, Beneficiary may require (i) periodic notices or reports to Beneficiary in form, substance and at such intervals as Beneficiary may specify, (ii) an amendment to such operations and maintenance program to address changing circumstances, laws or other matters, (iii) at Grantor's sole expense, supplemental examination of the Mortgaged Property by consultants specified by Beneficiary, and (iv) variation of the operations and maintenance program in response to the reports provided by any such consultants.

(i)   If, prior to the date hereof, it was determined that the Mortgaged Property contains Lead Based Paint, Grantor had prepared an assessment report describing the location and condition of the Lead Based Paint (a "Lead Based Paint Report"). If, at any time hereafter, Lead Based Paint is suspected of being present on the Mortgaged Property, Grantor agrees, at its sole cost and expense and within twenty (20) days thereafter, to cause to be prepared a Lead Based Paint Report prepared by an expert, and in form, scope and substance, acceptable to Beneficiary.

(j)   Grantor agrees that if it has been, or if at any time hereafter it is, determined that the Mortgaged Property contains Lead Based Paint, on or before thirty (30) days following (i) the date hereof, if such determination was made prior to the date hereof or (ii) such determination, if such determination is hereafter made, as applicable, Grantor shall, at its sole cost and expenses, develop and implement, and thereafter diligently and continuously carry out (or cause to be developed and implemented and thereafter diligently and continually to be carried out), an operations, abatement and maintenance plan for the Lead Based Paint on the Mortgaged Property, which plan shall be prepared by an expert, and be in form, scope and substance, acceptable to Beneficiary (together with any Lead Based Paint Report, the "O&M Plan"). (If an O&M Plan has been prepared prior to the date hereof, Grantor agrees to diligently and continually carry out (or cause to be carried out) the provisions thereof.) Compliance with the O&M Plan shall require or be deemed to require, without limitation, the proper preparation and maintenance of all records, papers and forms required under the Environmental Laws.

1.32   Indemnification; Subrogation.

(a)   Grantor shall indemnify, defend and hold Beneficiary harmless against: (i) any and all claims for brokerage, leasing, finders or similar fees which may be made relating to the Mortgaged Property or the Debt, and (ii) any and all liability, obligations, losses, damages, penalties, claims, actions, suits, costs and expenses (including Beneficiary's reasonable attorneys' fees) of whatever kind or nature which may be asserted against, imposed on or incurred by Beneficiary in connection with the Debt, this Deed of Trust, the Mortgaged Property, or any part thereof, or the exercise by Beneficiary of any rights or remedies granted to it under this Deed of Trust; provided, however, that nothing herein shall be construed to obligate Grantor to indemnify, defend and hold harmless Beneficiary from and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs and expenses enacted against, imposed on or incurred by Beneficiary by reason of Beneficiary's willful misconduct or gross negligence.

(b)   If Beneficiary is made a party defendant to any litigation or any claim is threatened or brought against Beneficiary concerning the Debt, this Deed of Trust, the Mortgaged Property, or any part thereof, or any interest therein, or the construction, maintenance, operation or occupancy or use thereof, then Grantor shall indemnify, defend and hold Beneficiary harmless from and against all liability by reason of said litigation or claims, including reasonable attorneys' fees and expenses incurred by Beneficiary in any such litigation or claim, whether or not any such litigation or claim is prosecuted to judgment. If Beneficiary commences an action against Grantor to enforce any of the terms hereof or to prosecute any breach by Grantor of any of the terms hereof or to recover any sum secured hereby, Grantor shall pay to Beneficiary its reasonable attorneys' fees and expenses. The right to such attorneys' fees and expenses shall be deemed to have accrued on the commencement of such action, and shall be enforceable whether or not such action is prosecuted to judgment. If Grantor breaches any term of this Deed of Trust, Beneficiary may engage the services of an attorney or attorneys to protect its rights hereunder, and in the event of such engagement following any breach by Grantor, Grantor shall pay Beneficiary reasonable attorneys' fees and expenses incurred by Beneficiary, whether or not an action is actually commenced against Grantor by reason of such breach. All references to "attorneys" in this Subsection and elsewhere in this Deed of Trust shall include, without limitation, any attorney or law firm engaged by Beneficiary and Beneficiary's in-house counsel, and all references to "fees and expenses" in this Subsection and elsewhere in this Deed of Trust shall include, without limitation, any fees of such attorney or law firm, any appellate counsel fees, if applicable, and any allocation charges and allocation costs of Beneficiary's in-house counsel.

(c)   A waiver of subrogation shall be obtained by Grantor from its insurance carrier and, consequently, Grantor waives any and all right to claim or recover against Beneficiary, its officers, employees, agents and representatives, for loss of or damage to Grantor, the Mortgaged Property, Grantor's property or the property of others under Grantor's control from any cause insured against or required to be insured against by the provisions of this Deed of Trust.

1.33   Covenants with Respect to Indebtedness, Operations, Fundamental Changes of Grantor. Grantor hereby represents, warrants and covenants as of the date hereof and until such time as the Debt is paid in full, that Grantor:

(a)   will not, nor will any partner, limited or general, member or shareholder thereof, as applicable, amend, modify or otherwise change its partnership certificate, partnership agreement, articles of incorporation, by-laws, operating agreement, articles of organization, or other formation agreement or document, as applicable, in any material term or manner, or in a manner which adversely affects Grantor's existence as a single purpose entity;

(b)   will not liquidate or dissolve (or suffer any liquidation or dissolution), or enter into any transaction of merger or consolidation, or acquire by purchase or otherwise all or substantially all the business or assets of, or any stock or other evidence of beneficial ownership of any entity;

(c)   has not and will not guarantee, pledge its assets for the benefit of, or otherwise become liable on or in connection with, any obligation of any other person or entity;

(d)   does not own and will not own any asset other than (i) the Mortgaged Property, and (ii) incidental personal property necessary for the operation of the Mortgaged Property;

(e)   is not engaged and will not engage, either directly or indirectly, in any business other than the ownership, management and operation of the Mortgaged Property;

(f)   will not enter into any contract or agreement with any general partner, principal, affiliate or member of Grantor, as applicable, or any affiliate of any general partner, principal or member of Grantor, except upon terms and conditions that are intrinsically fair and substantially similar to those that would be available on an arms-length basis with third parties other than an affiliate;

(g)   has not incurred and will not incur any debt, secured or unsecured, direct or contingent (including guaranteeing any obligation), other than (i) the Debt, and (ii) affiliate advances or trade payables or accrued expenses incurred in the ordinary course of business of operating the Mortgaged Property, and no other Debt will be secured (senior, subordinate or pari passu) by the Mortgaged Property;

(h)   has not made and will not make any loans or advances to any third party (including any affiliate);

(i)   is and will be solvent and pay its Debts from its assets as the same shall become due;

(j)   has done or caused to be done and will do all things necessary to preserve its existence, and will observe all formalities applicable to it;

(k)   will conduct and operate its business in its own name and as presently conducted and operated;

(l)   will maintain financial statements, books and records and bank accounts separate from those of its affiliates, including, without limitation, its general partners or members, as applicable;

(m)   will be, and at all times will hold itself out to the public as, a legal entity separate and distinct from any other entity (including, without limitation, any affiliate, general partner, or member, as applicable, or any affiliate of any general partner or member of Grantor, as applicable);

(n)   will file its own tax returns;

(o)   will maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations;

(p)   will establish and maintain an office through which its business will be conducted separate and apart from those of its affiliates and shall allocate fairly and reasonably any overhead and expense for shared office space;

(q)   will not commingle the funds and other assets of Grantor with those of any general partner, member, affiliate, principal or any other person;

(r)   has and will maintain its assets in such a manner that it is not costly or difficult to segregate, ascertain or identify its individual assets from those of any affiliate or any other person;

(s)   does not and will not hold itself out to be responsible for the Debts or obligations of any other person;

(t)   will pay any liabilities out of its own funds, including salaries of its employees, not funds of any affiliate; and

(u)   will use stationery, invoices, and checks separate from its affiliates.

1.34   Other Instruments. Grantor shall punctually pay all amounts due and payable, and shall promptly and faithfully perform or observe each and every other obligation or condition to be performed or observed, under each deed of trust, mortgage or other lien or encumbrance, lease, sublease, declaration, covenant, condition, restriction, license, order or other instrument or agreement which affects or appears to affect the Mortgaged Property or any part thereof, whether at law or in equity, including, without limitation, all amounts due and payable under the first deed of trust held by FINOVA Capital Corporation.

1.35   Intentionally Deleted.

1.36   Intentionally Deleted.

ARTICLE II.
EVENTS OF DEFAULT

2.1   Events of Default. The occurrence of any of the following events shall be an Event of Default hereunder:

(a)   Grantor fails to pay any money to Beneficiary required hereunder at the time or within any applicable grace period set forth herein, or if no grace period is set forth herein, then within seven (7) days of the date such payment is due (except those regarding payments to be made under the Note, which failure is subject to any grace periods set forth in the Note).

(b)   Grantor fails to provide insurance as required by Section 1.4 hereof or fails to perform any covenant, agreement, obligation, term or condition set forth in Section 1.31 or Section 1.33 hereof.

(c)   Grantor fails to perform any other covenant, agreement, obligation, term or condition set forth herein, other than those otherwise described in this Section 2.1, and, to the extent such failure or default is susceptible of being cured, the continuance of such failure or default for thirty (30) days after written notice thereof from Beneficiary to Grantor; provided, however, that if such default is susceptible of cure but such cure cannot be accomplished with reasonable diligence within said period of time, and if Grantor commences to cure such default promptly after receipt of notice thereof from Beneficiary, and thereafter prosecutes the curing of such default with reasonable diligence, such period of time shall be extended for such period of time as may be necessary to cure such default with reasonable diligence, but not to exceed an additional sixty (60) days.

(d)   Any representation or warranty made herein, in or in connection with any application or commitment relating to the loans evidenced by the Note, or in any of the other Loan Documents to Beneficiary by Grantor, by any principal, general partner, manager or member in Grantor, or by any Indemnitor is determined by Beneficiary to have been false or misleading in any material respect at the time made.

(e)   There shall be a sale, conveyance, disposition, alienation, hypothecation, leasing, assignment, pledge, mortgage, granting of a security interest in or other transfer or further encumbrancing of the Mortgaged Property, Grantor or its general partners or managing members, or any portion thereof or any interest therein, in violation of <u>Section 1.13</u> hereof.

(f)   A default occurs under any of the other Loan Documents which has not been cured within any applicable grace or cure period therein provided.

(g)   Grantor, any principal, general partner or managing member in Grantor or any Indemnitor becomes insolvent, or makes a transfer in fraud of creditors, or makes an assignment for the benefit of creditors, or files a petition in bankruptcy, or is voluntarily adjudicated insolvent or bankrupt or admits in writing the inability to pay its Debts as they mature, or petitions or applies to any tribunal for or consents to or fails to contest the appointment of a receiver, trustee, custodian or similar officer for Grantor, for any such principal, general partner or managing member of Grantor or for any Indemnitor or for a substantial part of the assets of Grantor, of any such principal, general partner or managing member of Grantor or of any Indemnitor, or commences any case, proceeding or other action under any bankruptcy, reorganization, arrangement, readjustment or debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect.

(h)   A petition is filed or any case, proceeding or other action is commenced against Grantor, against any principal, general partner or managing member of Grantor or against any Indemnitor seeking to have an order for relief entered against it as debtor or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its Debts or other relief under any law relating to bankruptcy, insolvency, arrangement, reorganization, receivership or other debtor relief under any law or statute of any jurisdiction, whether now or hereafter in effect, or a court of competent jurisdiction enters an order for relief against Grantor, against any principal, general partner or managing member of Grantor or against any Indemnitor, as debtor, or an order, judgment or decree is entered appointing, with or without the consent of Grantor, of any such principal, general partner or managing member of Grantor or of any Indemnitor, a receiver, trustee, custodian or similar officer for Grantor, for any such principal, general partner or managing member of Grantor or for any Indemnitor, or for any substantial part of any of the properties of Grantor, of any such principal, general partner or managing member of Grantor or of any Indemnitor, and if any such event shall occur, such petition, case, proceeding, action, order, judgment or decree is not dismissed within sixty (60) days after being commenced.

(i)   The Mortgaged Property or any part thereof is taken on execution or other process of law in any action against Grantor.

(j)   Grantor abandons all or a portion of the Mortgaged Property.

(k)   The holder of any lien or security interest on the Mortgaged Property (without implying the consent of Beneficiary to the existence or creation of any such lien or security interest), whether superior or subordinate to this Deed of Trust or any of the other Loan Documents, declares a default and such default is not cured within any applicable grace or cure period set forth in the applicable document or such holder institutes foreclosure or other proceedings for the enforcement of its remedies thereunder.

(l)   The Mortgaged Property, or any part thereof, is subjected to waste or to removal, demolition or material alteration so that the value of the Mortgaged Property is materially diminished thereby and Beneficiary determines that it is not adequately protected from any loss, damage or risk associated therewith.

(m)   Any dissolution, termination, partial or complete liquidation, merger or consolidation of Grantor, any of its principals, any general partner or any managing member, or any Indemnitor.

ARTICLE III.
REMEDIES

3.1   Remedies Available . If there shall occur an Event of Default under this Deed of Trust, then this Deed of Trust is subject to foreclosure as provided by law and Beneficiary may, at its option and by or through a trustee, nominee, assignee or otherwise (including, without limitation, the Trustee), to the fullest extent permitted by law, exercise any or all of the following rights, remedies and recourses, either successively or concurrently:

(a)   Acceleration. Accelerate the maturity date of the Note and declare any or all of the Debt to be immediately due and payable without any presentment, demand, protest, notice or action of any kind whatever (each of which is hereby expressly waived by Grantor), whereupon the same shall become immediately due and payable. Upon any such acceleration, payment of such accelerated amount shall constitute a prepayment of the principal balance of the Note and any applicable prepayment fee provided for in the Note shall then be immediately due and payable.

(b)   Entry on the Mortgaged Property. Either in person or by agent, with or without bringing any action or proceeding, or by a receiver appointed by a court and without regard to the adequacy of its security, enter upon and take possession of the Mortgaged Property, or any part thereof, without force or with such force as is permitted by law and without notice or process or with such notice or process as is required by law, unless such notice and process is waivable, in which case Grantor hereby waives such notice and process, and do any and all acts and perform any and all work which may be desirable or necessary in Beneficiary's judgment to complete any unfinished construction on the Premises, to preserve the value, marketability or rentability of the Mortgaged Property, to increase the income therefrom, to manage and operate the Mortgaged Property or to protect the security hereof, and all sums expended by Beneficiary therefor, together with interest thereon at the Default Interest Rate, shall be immediately due and payable to Beneficiary by Grantor on demand and shall be secured hereby and by all of the other Loan Documents securing all or any part of the Debt.

(c)   Collect Rents. With or without taking possession of the Mortgaged Property, sue or otherwise collect the Rents, including those past due and unpaid.

(d)   Appointment of Receiver. Upon, or at any time prior or after, initiating the exercise of any power of sale, instituting any judicial foreclosure or instituting any other foreclosure of the liens and security interests provided for herein or any other legal proceedings hereunder, make application to a court of competent jurisdiction for appointment of a receiver for all or any part of the Mortgaged

Property, as a matter of strict right and without notice to Grantor and without regard to the adequacy of the Mortgaged Property for the repayment of the Debt or the solvency of Grantor or any person or persons liable for the payment of the Debt, and Grantor does hereby irrevocably consent to such appointment, waive any and all notices of and defenses to such appointment and agree not to oppose any application therefor by Beneficiary, but nothing herein is to be construed to deprive Beneficiary of any other right, remedy or privilege Beneficiary may now have under the law to have a receiver appointed, provided, however, that the appointment of such receiver, trustee or other appointee by virtue of any court order, statute or regulation shall not impair or in any manner prejudice the rights of Beneficiary to receive payment of the Rents pursuant to other terms and provisions hereof. Any such receiver shall have all of the usual powers and duties of receivers in similar cases, including, without limitation, the full power to hold, develop, rent, lease, manage, maintain, operate and otherwise use or permit the use of the Mortgaged Property upon such terms and conditions as said receiver may deem to be prudent and reasonable under the circumstances as more fully set forth in Section 3.3 below. Such receivership shall, at the option of Beneficiary, continue until full payment of all of the Debt or until title to the Mortgaged Property shall have passed by foreclosure sale under this Deed of Trust or deed in lieu of foreclosure.

(e)   Foreclosure. Immediately commence an action to foreclose this Deed of Trust or to specifically enforce its provisions with respect to any of the Debt, pursuant to the statutes in such case made and provided, and sell the Mortgaged Property or cause the Mortgaged Property to be sold in accordance with the requirements and procedures provided by said statutes in a single parcel or in several parcels at the option of Beneficiary. In the event foreclosure proceedings are instituted by Beneficiary, all expenses incident to such proceedings, including, but not limited to, reasonable attorneys' fees and costs, shall be paid by Grantor and secured by this Deed of Trust and by all of the other Loan Documents securing all or any part of the Debt. The Debt and all other obligations secured by this Deed of Trust, including, without limitation, interest at the Default Interest Rate any prepayment charge, fee or premium required to be paid under the Note in order to prepay principal (to the extent permitted by applicable law), reasonable attorneys' fees and any other amounts due and unpaid to Beneficiary under the Loan Documents, may be bid by Beneficiary in the event of a foreclosure sale hereunder. In the event of a judicial sale pursuant to a foreclosure decree, it is understood and agreed that Beneficiary or its assigns may become the purchaser of the Mortgaged Property or any part thereof.

(f)   Judicial Remedies. Proceed by suit or suits, at law or in equity, instituted by or on behalf of Beneficiary, upon written request of Beneficiary, to enforce the payment of the Debt or the other obligations of Grantor hereunder or pursuant to the Loan Documents, to foreclose the liens and security interests of this Deed of Trust as against all or any part of the Mortgaged Property, and to have all or any part of the Mortgaged Property sold under the judgment or decree of a court of competent jurisdiction. This remedy shall be cumulative of any other non-judicial remedies available to Beneficiary with respect to the Loan Documents. Proceeding with the request or receiving a judgment for legal relief shall not be or be deemed to be an election of remedies or bar any available non-judicial remedy of Beneficiary.

(g)   Sale of Property.

(i) Trustee, at the request of Beneficiary, shall have the power to sell the Mortgaged Property or any part thereof at public auction, in such manner, at such time, and place, upon such terms and conditions, and upon five (5) days notice to Grantor and such public notice as Beneficiary may deem best for the interest of Beneficiary or as may be required or permitted by applicable law, consisting of advertisement in a newspaper of general circulation in the jurisdiction and for such period as applicable law may require and at such other times and by such other methods, if any, as may be required by law to convey the Mortgaged Property in fee simple by trustee's deed with special warranty of title to and at the cost of the purchaser, who shall not be liable to see to the application of the purchase money. The proceeds or avails of any sale made under or by virtue of this paragraph, together with any other sums which then may be held by Beneficiary under this Deed of Trust, whether under the provisions of this paragraph or otherwise, shall be applied as provided in Section 3.2 hereof. Beneficiary, Trustee and any receiver or custodian of the Mortgaged Property or any part thereof shall be liable to account for only those rents, issues, proceeds and profits actually received by it.

(ii)   Beneficiary and Trustee, as applicable, may adjourn from time to time any sale by it to be made under or by virtue of this Deed of Trust by announcement at the time and place appointed for such sale or for such adjourned sale or sales and, except as otherwise provided by any applicable law, Beneficiary or Trustee, without further notice or publication, may make such sale at the time and place to which the same shall be so adjourned.

(iii)   Upon the completion of any sale or sales ordered by Beneficiary and made by Trustee under or by virtue of this paragraph, Beneficiary or Trustee, or any officer of any court empowered to do so, shall execute and deliver to the accepted purchaser or purchasers a good and sufficient instrument, or good and sufficient instruments, granting, conveying, assigning and transferring all estate, right, title and interest in and to the property and rights sold. Trustee is hereby irrevocably appointed the true and lawful attorney-in-fact for Grantor (coupled with an interest), in its name and stead, to make all necessary conveyances, assignments, transfers and deliveries of the property and rights so sold and for that purpose Trustee may execute all necessary instruments of conveyance, assignment, transfer and delivery, and may substitute one or more persons with like power, Grantor hereby ratifying and confirming all that its said attorney-in-fact or such substitute or substitutes shall lawfully do by virtue hereof. Nevertheless, Grantor, if so requested by Trustee or Beneficiary, shall ratify and confirm any such sale or sales by executing and delivering to Beneficiary, or to such purchaser or purchasers all such instruments as may be advisable, in the sole judgment of Beneficiary, for such purpose, and as may be designated in such request. Any such sale or sales made under or by virtue or this paragraph, whether made under the power of sale herein granted or under or by virtue of judicial proceedings or a judgment or decree of foreclosure and sale, shall operate to divest all the estate, right, title, interest, claim and demand whatsoever, whether at law or in equity, of Grantor in and to the property and rights so sold, and shall, to the fullest extent permitted under law, be a perpetual bar both at law and in equity against Grantor and against any and all persons claiming or who may claim the same, or any party thereof, from, through or under Grantor.

(iv)   In the event of any sale made under or by virtue of this Deed of Trust (whether made under the power of sale herein granted or under or by virtue of judicial proceedings or a judgment or decree of foreclosure and sale), the entire Debts relative to the Mortgaged Property, immediately thereupon shall, anything in the Note, this Deed of Trust or any other of the Loan Documents to the contrary notwithstanding, become due and payable.

(v)   Upon any sale under or by virtue of this Deed of Trust (whether made under the power of sale herein granted or under or by virtue of judicial proceedings or a judgment or decree of foreclosure and sale), Beneficiary may bid for and acquire the Mortgaged Property or any part thereof and in lieu of paying cash therefor may make settlement for the purchase price by crediting the Debt to and against the net sales price after deducting therefrom the expenses of the sale and the costs of the action.

(vi)   No recovery of any judgment by Beneficiary and no levy of an execution under any judgment upon the Mortgaged Property or any part thereof or upon any other property of Grantor shall release the lien of this Deed of Trust upon the Mortgaged Property or any part thereof, or any liens, rights, powers or remedies of Beneficiary hereunder, but such liens, rights, powers and remedies of Beneficiary shall continue unimpaired until the entire Debt is paid in full.

(h)   Other. Exercise any other right or remedy available hereunder, under any of the other Loan Documents or at law or in equity.

3.2   Application of Proceeds. To the fullest extent permitted by law, the proceeds of any sale under this Deed of Trust shall be applied, to the extent funds are so available, to the following items in such order as Beneficiary in its discretion may determine:

(a)   To payment of the reasonable costs, expenses and fees of taking possession of the Mortgaged Property, and of holding, operating, maintaining, using, leasing, repairing, improving, marketing and selling the same and of otherwise enforcing Beneficiary's rights and remedies hereunder and under the other Loan Documents, including, but not limited to, receivers' fees, court costs, attorneys', accountants', appraisers ', managers' and other professional fees, title charges and transfer taxes.

(b)   To payment of all sums expended by Beneficiary under the terms of any of the Loan Documents and not yet repaid, together with interest on such sums at the Default Interest Rate.

(c)   To payment of the Debts and all other obligations secured by this Deed of Trust, including, without limitation, interest at the Default Interest Rate and, to the extent permitted by applicable law, any prepayment fee, charge or premium required to be paid under the Note in order to prepay principal, in any order that Beneficiary chooses in its sole discretion.

(d)   The remainder, if any, of such funds shall be disbursed to Grantor or to the person or persons legally entitled thereto.

3.3   Right and Authority of Receiver or Beneficiary in the Event of Default; Power of Attorney. Upon the occurrence of an Event of Default, and entry upon the Mortgaged Property pursuant to Section 3.1(b) hereof or appointment of a receiver pursuant to Section 3.1(d) hereof, and under such terms and conditions as may be prudent and reasonable under the circumstances in Beneficiary's or the receiver's sole discretion, all at Grantor's expense, Beneficiary or said receiver, or such other persons or entities as they shall hire, direct or engage, as the case may be, may do or permit one or more of the following, successively or concurrently: (a) enter upon and take possession and control of any and all of the Mortgaged Property; (b) take and maintain possession of all documents, books, records, papers and accounts relating to the Mortgaged Property; (c) exclude Grantor and its agents, servants and employees wholly from the Mortgaged Property; (d) manage and operate the Mortgaged Property; (e) preserve and maintain the Mortgaged Property; (f) make repairs and alterations to the Mortgaged Property; (g) complete any construction or repair of the Improvements, with such changes, additions or modifications of the plans and specifications or intended disposition and use of the Improvements as Beneficiary may in its sole discretion deem appropriate or desirable to place the Mortgaged Property in such condition as will, in Beneficiary's sole discretion, make it or any part thereof readily marketable or rentable; (h) conduct a marketing or leasing program with respect to the Mortgaged Property, or employ a marketing or leasing agent or agents to do so, directed to the leasing or sale of the Mortgaged Property under such terms and conditions as Beneficiary may in its sole discretion deem appropriate or desirable; (i) employ such contractors, subcontractors, materialmen, architects, engineers, consultants, managers, brokers, marketing agents, or other employees, agents, independent contractors or professionals, as Beneficiary may in its sole discretion deem appropriate or desirable to implement and effectuate the rights and powers herein granted; (j) execute and deliver, in the name of Beneficiary as attorney-in-fact and agent of Grantor or in its own name as Beneficiary, such documents and instruments as are necessary or appropriate to consummate authorized transactions; (k) enter such leases, whether of real or personal property, or tenancy agreements, under such terms and conditions as Beneficiary may in its sole discretion deem appropriate or desirable; (1) collect and receive the Rents from the Mortgaged Property; (m) eject tenants or repossess personal property, as provided by law, for breaches of the conditions of their leases or other agreements; (n) sue for unpaid Rents, payments, income or proceeds in the name of Grantor or Beneficiary; (o) maintain actions in forcible entry and detainer, ejectment for possession and actions in distress for rent; (p) compromise or give acquittance for Rents, payments, income or proceeds that may become due; (q) delegate or assign any and all rights and powers given to Beneficiary by this Deed of Trust; and (r) do any acts which Beneficiary in its sole discretion deems appropriate or desirable to protect the security hereof and use such measures, legal or equitable, as Beneficiary may in its sole discretion deem appropriate or desirable to implement and effectuate the provisions of this Deed of Trust. This Deed of Trust shall constitute a direction to and full authority to any lessee, or other third party who has heretofore dealt or contracted or may hereafter deal or contract with Grantor or Beneficiary, at the request of Beneficiary, to pay all amounts owing under any lease, contract, concession, license or other agreement to Beneficiary without proof of the Event of Default relied upon. Any such lessee or third party is hereby irrevocably authorized to rely upon and comply with (and shall be fully protected by Grantor in so doing) any request, notice or demand by Beneficiary for the payment to Beneficiary of any Rents or other sums which may be or thereafter become due under its lease, contract, concession, license or other agreement, or for the performance of any undertakings under any such lease, contract, concession, license or other agreement, and shall have no right or duty to inquire whether any Event of Default under this Deed of Trust or under any of the other Loan Documents has actually occurred or is then existing. Grantor hereby constitutes and appoints Beneficiary, its assignees, successors, transferees and nominees, as Grantor's true and lawful attorney-in-fact and agent, with full power of substitution in the Mortgaged Property, in Grantor's name, place and stead, to do or permit any one or more of the foregoing described rights, remedies, powers and authorities, successively or concurrently, and said power of attorney shall be deemed a power coupled with an interest and irrevocable so long as any portion of the Debt is outstanding. Any money advanced by Beneficiary in connection with any action taken under this Section 3.3, together with interest thereon at the Default Interest Rate from the date of making such advancement by Beneficiary until actually paid by Grantor, shall be a demand obligation owing by Grantor to Beneficiary and shall be secured by this Deed of Trust and by every other instrument securing all or any portion of the Debt.

       3.4   Occupancy After Foreclosure. In the event there is a foreclosure sale hereunder and at the time of such sale, Grantor or Grantor's representatives, successors or assigns, or any other persons claiming any interest in the Mortgaged Property by, through or under Grantor (except tenants of space in the Improvements subject to leases entered into prior to the date hereof), are occupying or using the Mortgaged Property, or any part thereof, then, to the extent not prohibited by applicable law, each and all shall, at the option of Beneficiary or the purchaser at such sale, as the case may be, immediately become the tenant of the purchaser at such sale, which tenancy shall be a tenancy from day-to-day, terminable at the will of either landlord or tenant, at a reasonable rental per day based upon the value of the Mortgaged Property occupied or used, such rental to be due daily to the purchaser. Further, to the extent permitted by applicable law, in the event the tenant fails to surrender possession of the Mortgaged Property upon the termination of such tenancy, the purchaser shall be entitled to institute and maintain an action for unlawful detainer of the Mortgaged Property in the appropriate court of the county in which the Premises is located.

3.5   Notice to Account Debtors. Beneficiary may, at any time after an Event of Default, notify the account debtors and obligors of any accounts, chattel paper, negotiable instruments or other evidences of indebtedness to Grantor included in the Mortgaged Property to pay Beneficiary directly. Grantor shall at any time or from time to time upon the request of Beneficiary provide to Beneficiary a current list of all such account debtors and obligors and their addresses.

3.6   Cumulative Remedies. All remedies contained in this Deed of Trust are cumulative and Beneficiary shall also have all other remedies provided at law and in equity or in any other Loan Documents. Such remedies may be pursued separately, successively or concurrently at the sole subjective direction of Beneficiary and may be exercised in any order and as often as occasion therefor shall arise. No act of Beneficiary shall be construed as an election to proceed under any particular provisions of this Deed of Trust to the exclusion of any other provision of this Deed of Trust or as an election of remedies to the exclusion of any other remedy which may then or thereafter be available to Beneficiary. No delay or failure by Beneficiary to exercise any right or remedy under this Deed of Trust shall be construed to be a waiver of that right or remedy or of any Event of Default. Beneficiary may exercise any one or more of its rights and remedies at its option without regard to the adequacy of its security.

3.7   Payment of Expenses. Grantor shall pay on demand all of Beneficiary's expenses incurred in any efforts to enforce any terms of this Deed of Trust, whether or not any lawsuit is filed and whether or not foreclosure is commenced but not completed, including, but not limited to, reasonable legal fees and disbursements, foreclosure costs and title charges, together with interest thereon from and after the date incurred by Beneficiary until actually paid by Grantor at the Default Interest Rate, and the same shall be secured by this Deed of Trust and by all of the other Loan Documents securing all or any part of the Debt.

ARTICLE IV.
MISCELLANEOUS TERMS AND CONDITIONS

4.1   Time of Essence. Time is of the essence with respect to all provisions of this Deed of Trust.

4.2   Release of Deed of Trust. If all of the Debts be paid, then and in that event only, all rights under this Deed of Trust, except for those provisions hereof which by their terms survive, shall terminate and the Mortgaged Property shall become wholly clear of the liens, security interests, conveyances and assignments evidenced hereby, which shall be promptly released of record by Beneficiary in due form at Grantor's cost. No release of this Deed of Trust or the lien hereof shall be valid unless executed by Beneficiary.

4.3   Certain Rights of Beneficiary. Without affecting Grantor's liability for the payment of any of the Debt, Beneficiary may from time to time and without notice to Grantor: (a) release any person liable for the payment of the Debt; (b) extend or modify the terms of payment of the Debt; (c) accept additional real or personal property of any kind as security or alter, substitute or release any property securing the Debt; (d) recover any part of the Mortgaged Property; (e) consent in writing to the making of any subdivision map or plat thereof; (f) join in granting any easement therein; or (g) join in any extension agreement of this Deed of Trust or any agreement subordinating the lien hereof.

4.4   Waiver of Certain Defenses. No action for the enforcement of the lien hereof or of any provision hereof shall be subject to any defense which would not be good and available to the party interposing the same in an action at law upon the Note or any of the other Loan Documents.

4.5   Notices. All notices, demands, requests or other communications to be sent by one party to the other hereunder or required by law shall be in writing and shall be deemed to have been validly given or served by delivery of the same in person to the intended addressee, or by depositing the same with Federal Express or another reputable private courier service for next business day delivery, or by depositing the same in the United States mail, postage prepaid, registered or certified mail, return receipt requested, in any event addressed to the intended addressee at its address set forth on the first page of this Deed of Trust or at such other address as may be designated by such party as herein provided. All notices, demands and requests shall be effective upon such personal delivery, or one (1) business day after being deposited with the private courier service, or two (2) business days after being deposited in the United States mail as required above. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given as herein required shall be deemed to be receipt of the notice, demand or request sent. By giving to the other party hereto at least fifteen (15) days' prior written notice thereof in accordance with the provisions hereof, the parties hereto shall have the right from time to time to change their respective addresses and each shall have the right to specify as its address any other address within the United States of America.

4.6   Successors and Assigns; Joint and Several Liability. The terms, provisions, indemnities, covenants and conditions hereof shall be binding upon Grantor and the successors and assigns of Grantor, including all successors in interest of Grantor in and to all or any part of the Mortgaged Property, and shall inure to the benefit of Beneficiary, its directors, officers, shareholders, employees and agents and their respective successors and assigns and shall constitute covenants running with the land. All references in this Deed of Trust to Grantor or Beneficiary shall be deemed to include all such parties ' successors and assigns, and the term "Beneficiary" as used herein shall also mean and refer to any lawful holder or owner, including pledgees and participants, of any of the Debt. If Grantor consists of more than one person or entity, each is jointly and severally liable to perform the obligations of Grantor hereunder and all representations, warranties, covenants and agreements made by Grantor hereunder are joint and several.

4.7   Severability. A determination that any provision of this Deed of Trust is unenforceable or invalid shall not affect the enforceability or validity of any other provision, and any determination that the application of any provision of this Deed of Trust to any person or circumstance is illegal or unenforceable shall not affect the enforceability or validity of such provision as it may apply to any other persons or circumstances.

4.8   Gender. Within this Deed of Trust, words of any gender shall be held and construed to include any other gender, and words in the singular shall be held and construed to include the plural, and vice versa, unless the context otherwise requires.

4.9   Waiver; Discontinuance of Proceedings. Beneficiary may waive any single Event of Default by Grantor hereunder without waiving any other prior or subsequent Event of Default. Beneficiary may remedy any Event of Default by Grantor hereunder without waiving the Event of Default remedied. Neither the failure by Beneficiary to exercise, nor the delay by Beneficiary in exercising, any right, power or remedy upon any Event of Default by Grantor hereunder shall be construed as a waiver of such Event of Default or as a waiver of the right to exercise any such right, power or remedy at a later date. No single or partial exercise by Beneficiary of any right, power or remedy hereunder shall exhaust the same or shall preclude any other or further exercise thereof, and every such right, power or remedy hereunder may be exercised at any time and from time to time. No modification or waiver of any provision hereof nor consent to any departure by Grantor therefrom shall in any event be effective unless the same shall be in writing and signed by Beneficiary, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose given. No notice to nor demand on Grantor in any case shall of itself entitle Grantor to any other or further notice or demand in similar or other circumstances. Acceptance by Beneficiary of any payment in an amount less than the amount then due on any of the Debt shall be deemed an acceptance on account only and shall not in any way affect the existence of an Event of Default. In case Beneficiary shall have proceeded to invoke any right, remedy or recourse permitted hereunder or under the other Loan Documents and shall thereafter elect to discontinue or abandon the same for any reason, Beneficiary shall have the unqualified right to do so and, in such an event, Grantor and Beneficiary shall be restored to their former positions with respect to the Debt, the Loan Documents, the Mortgaged Property and otherwise, and the rights, remedies, recourses and powers of Beneficiary shall continue as if the same had never been invoked.

4.10   Section Headings. The headings of the sections and paragraphs of this Deed of Trust are for convenience of reference only, are not to be considered a part hereof and shall not limit or otherwise affect any of the terms hereof.

4.11   GOVERNING LAW. THIS DEED OF TRUST WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA, PROVIDED THAT TO THE EXTENT THAT ANY OF SUCH LAWS MAY NOW OR HEREAFTER BE PREEMPTED BY FEDERAL LAW, SUCH FEDERAL LAW SHALL SO GOVERN AND BE CONTROLLING, AND PROVIDED FURTHER THAT THE LAWS OF THE STATE IN WHICH THE PREMISES IS LOCATED SHALL GOVERN AS TO THE CREATION, PRIORITY AND ENFORCEMENT OF LIENS AND SECURITY INTERESTS IN THE MORTGAGED PROPERTY LOCATED IN SUCH STATE.

4.12   Counting of Days. The term "days" when used herein shall mean calendar days. If any time period ends on a Saturday, Sunday or holiday officially recognized by the state within which the Premises is located, the period shall be deemed to end on the next succeeding business day. The term "business day" when used herein shall mean a weekday, Monday through Friday, except a legal holiday or a day on which banking institutions in New York, New York are authorized by law to be closed.

4.13   Relationship of the Parties. The relationship between Grantor and Beneficiary is that of a borrower and a lender only and neither of those parties is, nor shall it hold itself out to be, the agent, employee, joint venturer or partner of the other party.

4.14   Application of the Proceeds of the Note. To the extent that proceeds of the Note are used to pay indebtedness secured by any outstanding lien, security interest, charge or prior encumbrance against the Mortgaged Property, such proceeds have been advanced by Beneficiary at Grantor's request and Beneficiary shall be subrogated to any and all rights, security interests and liens owned by any owner or holder of such outstanding liens, security interests, charges or encumbrances, irrespective of whether said liens, security interests, charges or encumbrances are released.

4.15   Unsecured Portion of Indebtedness. If any part of the Debt cannot be lawfully secured by this Deed of Trust or if any part of the Mortgaged Property cannot be lawfully subject to the lien and security interest hereof to the full extent of such indebtedness, then all payments made shall be applied on said indebtedness first in discharge of that portion thereof which is unsecured by this Deed of Trust.

4.16   Cross Default. An Event of Default hereunder which has not been cured within any applicable grace or cure period shall be a default under each of the other Loan Documents.

4.17   Interest After Sale . In the event the Mortgaged Property or any part thereof shall be sold upon foreclosure as provided hereunder, to the extent permitted by law, the sum for which the same shall have been sold shall, for purposes of redemption (pursuant to the laws of the State of in which the Premises is located), bear interest at the Default Interest Rate.

4.18   Intentionally Omitted.

4.19   Construction of this Document. This document may be construed as a mortgage, security deed, deed of trust, chattel mortgage, conveyance, assignment, security agreement, pledge, financing statement, hypothecation or contract, or any one or more of the foregoing, in order to fully effectuate the liens and security interests created hereby and the purposes and agreements herein set forth.

4.20   No Merger. It is the desire and intention of the parties hereto that this Deed of Trust and the lien hereof do not merge in fee simple title to the Mortgaged Property. It is hereby understood and agreed that should Beneficiary acquire any additional or other interests in or to the Mortgaged Property or the ownership thereof, then, unless a contrary intent is manifested by Beneficiary as evidenced by an appropriate document duly recorded, this Deed of Trust and the lien hereof shall not merge in such other or additional interests in or to the Mortgaged Property, toward the end that this Deed of Trust may be foreclosed as if owned by a stranger to said other or additional interests.

4.21   Rights With Respect to Junior Encumbrances. Any person or entity purporting to have or to take a junior mortgage or other lien upon the Mortgaged Property or any interest therein shall be subject to the rights of Beneficiary to amend, modify, increase, vary, alter or supplement this Deed of Trust, the Note or any of the other Loan Documents, and to extend the maturity date of the Debt, and to increase the amount of the Debt, and to waive or forebear the exercise of any of its rights and remedies hereunder or under any of the other Loan Documents and to release any collateral or security for the Debt, in each and every case without obtaining the consent of the holder of such junior lien and without the lien or security interest of this Deed of Trust losing its priority over the rights of any such junior lien.

4.22   Beneficiary May File Proofs of Claim. In the case of any receivership, insolvency, bankruptcy, reorganization, arrangement, adjustment, composition or other proceedings affecting Grantor or the principals, general partners or managing members in Grantor, or their respective creditors or property, Beneficiary, to the extent permitted by law, shall be entitled to file such proofs of claim and other documents as may be necessary or advisable in order to have the claims of Beneficiary allowed in such proceedings for the entire Debt at the date of the institution of such proceedings and for any additional amount which may become due and payable by Grantor hereunder after such date.

4.23   Fixture Filing. This Deed of Trust shall be effective from the date of its recording as a financing statement filed as a fixture filing with respect to all goods constituting part of the Mortgaged Property which are or are to become fixtures. This Deed of Trust shall also be effective as a financing statement covering minerals or the like (including oil and gas) and is to be filed for record in the real estate records of the county where the Premises is situated. The mailing address of Grantor and the address of Beneficiary from which information concerning the security interests may be obtained are set forth in Section 1.22 above.

4.24   After-Acquired Mortgaged Property. All property acquired by Grantor after the date of this Deed of Trust which by the terms of this Deed of Trust shall be subject to the lien and the security interest created hereby, shall immediately upon the acquisition thereof by Grantor and without further mortgage, conveyance or assignment become subject to the lien and security interest created by this Deed of Trust. Nevertheless, Grantor shall execute, acknowledge, deliver and record or file, as appropriate, all and every such further mortgages, security agreements, financing statements, assignments and assurances as Beneficiary shall require for accomplishing the purposes of this Deed of Trust.

4.25   No Representation. By accepting delivery of any item required to be observed, performed or fulfilled or to be given to Beneficiary pursuant to the Loan Documents, including, but not limited to, any officer's certificate, balance sheet, statement of profit and loss or other financial statement, survey, appraisal or insurance policy, Beneficiary shall not be deemed to have warranted, consented to, or affirmed the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance of delivery thereof shall not be or constitute any warranty, consent or affirmation with respect thereto by Beneficiary.

4.26   Counterparts. This Deed of Trust may be executed in any number of counterparts, each of which shall be effective only upon delivery and thereafter shall be deemed an original, and all of which shall be taken to be one and the same instrument, for the same effect as if all parties hereto had signed the same signature page. Any signature page of this Deed of Trust may be detached from any counterpart of this Deed of Trust without impairing the legal effect of any signatures thereon and may be attached to another counterpart of this Deed of Trust identical in form hereto but having attached to it one or more additional signature pages.

4.27   Intentionally deleted.

4.28   Recording and Filing. Grantor will cause the Loan Documents and all amendments and supplements thereto and substitutions therefor to be recorded, filed, re-recorded and re-filed in such manner and in such places as Beneficiary shall reasonably request, and will pay on demand all such recording, filing, re-recording and re-filing taxes, fees and other charges. Grantor shall reimburse Beneficiary, or its servicing agent, for the costs incurred in obtaining a tax service company to verify the status of payment of taxes and assessments on the Mortgaged Property.

4.29   Entire Agreement and Modifications. This Deed of Trust and the other Loan Documents contain the entire agreements between the parties relating to the subject matter hereof and thereof and all prior agreements relative hereto and thereto which are not contained herein or therein are terminated. This Deed of Trust and the other Loan Documents may not be amended, revised, waived, discharged, released or terminated orally but only by a written instrument or instruments executed by the party against which enforcement of the amendment, revision, waiver, discharge, release or termination is asserted. Any alleged amendment, revision, waiver, discharge, release or termination which is not so documented shall not be effective as to any party.

4.30   Maximum Interest. The provisions of this Deed of Trust and of all agreements between Grantor and Beneficiary, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of demand or acceleration of the maturity of the Note or otherwise, shall the amount paid, or agreed to be paid ("Interest") to Beneficiary for the use, forbearance or retention of the money loaned under the Note exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, performance or fulfillment of any provision hereof or of any agreement between Grantor and Beneficiary shall, at the time performance or fulfillment of such provision shall be due, exceed the limit for Interest prescribed by law or otherwise transcend the limit of validity prescribed by applicable law, then, ipso facto, the obligation to be performed or fulfilled shall be reduced to such limit, and if, from any circumstance whatsoever, Beneficiary shall ever receive anything of value deemed Interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive Interest shall be applied to the reduction of the principal balance owing by Grantor under the Note in the inverse order of its maturity (whether or not then due) or, at the option of Beneficiary, be paid over to Grantor, and not to the payment of Interest. All Interest (including any amounts or payments deemed to be Interest) paid or agreed to be paid to Beneficiary shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full period until payment in full of the principal balance of the Note so that the Interest thereon for such full period will not exceed the maximum amount permitted by applicable law. This Section will control all agreements between Grantor and Beneficiary.

4.31   Interest Payable by Beneficiary. Beneficiary shall cause funds in the Replacement Reserve to be deposited into interest bearing accounts of the type customarily maintained by Beneficiary or its servicing agent for the investment of similar reserves, which accounts may not yield the highest interest rate then available. Interest payable on such amounts shall be computed based on the daily outstanding balance in the Replacement Reserve. Such interest shall be calculated on a simple, non-compounded interest basis based solely on contributions made to the Replacement Reserve by Grantor. All interest earned on amounts contributed to the Replacement Reserve shall be retained by Beneficiary and accumulated for the benefit of Grantor and added to the balance in the Replacement Reserve and shall be disbursed for payment of the items for which other funds in the Replacement Reserve are to be disbursed.

4.32   Secondary Market. Beneficiary may sell, transfer and deliver the Note and the Loan Documents to one or more investors in the secondary mortgage market. In connection with such sale, Beneficiary may retain or assign responsibility for servicing the loans evidenced by the Note or may delegate some or all of such responsibility and/or obligations to a servicer, including, but not limited to, any subservicer or master servicer, on behalf of the investors. All references to Beneficiary herein shall refer to and include, without limitation, any such servicer, to the extent applicable.

4.33   Dissemination of Information. If Beneficiary determines at any time to sell, transfer or assign the Note, this Deed of Trust and other Loan Documents, and any or all servicing rights with respect thereto, or to grant participations therein (the "Participations") or issue mortgage pass-through certificates or other securities evidencing a beneficial interest in a rated or unrated public offering or private placement (the "Securities"), Beneficiary may forward to each purchaser, transferee, Beneficiary, servicer, participant, investor, or their respective successors in such Participations and/or Securities (collectively, the "Investors") or any Rating Agency rating such Securities, each prospective Investor and each of the foregoing's respective counsel, all documents and information which Beneficiary now has or may hereafter acquire relating to the Debt, to Beneficiary, any guarantor, any indemnitor, and the Property, which shall have been furnished by Beneficiary and any Indemnitor, as Beneficiary determines necessary or desirable.

4.34   Certain Matters Relating to Trust Property Located in the Commonwealth of Virginia. With respect to the Trust Property which is located in the Commonwealth of Virginia, notwithstanding anything contained herein to the contrary:

(a)   Acceleration; Remedies. At any time during the existence of an Event of Default, Beneficiary, at Beneficiary's option, may declare the Debt to be immediately due and payable without further demand, and may invoke the power of sale and any other remedies permitted by Virginia law or provided in this Deed of Trust or in any other Loan Document. Grantor acknowledges that the power of sale granted in this Deed of Trust may be invoked by Beneficiary or exercised by Trustee without prior judicial hearing. Grantor has the right to bring an action to assert that an Event of Default does not exist or to raise any other defense Grantor may have to acceleration and sale. Beneficiary shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including attorneys' fees, costs of documentary evidence, abstracts and title reports.

If Beneficiary invokes the power of sale, Beneficiary or Trustee shall deliver a copy of a notice of sale to Grantor in the manner prescribed by Virginia law. Trustee shall give public notice of the sale in the manner prescribed by Section 55-59.2 of the Code of Virginia (1950) and shall sell the Trust Property in accordance with Virginia law. Grantor agrees that publication of a notice of sale once (1) per week for four (4) successive weeks in a newspaper having general circulation in the city or county in which the Trust Property is located shall constitute sufficient notice of the sale. Trustee, without demand on Grantor, shall sell the Trust Property at public auction to the highest bidder at the time and place and under the terms designated in the notice of sale in one or more parcels and in such order as Trustee may determine. Trustee may postpone the sale of all or any part of the Trust Property by public announcement at the time and place of any previously scheduled sale or by advertising in accordance with Virginia law. Beneficiary or Beneficiary's designee may purchase the Trust Property at any sale.

Trustee shall deliver to the purchaser at the sale Trustee's deed conveying the Trust Property so sold with special warranty of title. The recitals in Trustee's deed shall be prima facie evidence of the truth of the statements made in those recitals. Trustee shall apply the proceeds of the sale in the following order: (a) to all costs and expenses of the sale, including Trustee's fees of one percent (1%) of the gross sale price, attorneys' fees and costs of title evidence; (b) to the discharge of all taxes, if any, as provided by Virginia law; (c) to the Debts in such order as Beneficiary, in Beneficiary's discretion, directs; and (d) the excess, if any, to the person or persons legally entitled to the excess, including, if any, the holders of liens inferior to this Deed of Trust in the order of their priority, provided that Trustee has actual notice of such liens. Trustee shall not be required to take possession of the Trust Property before the sale or to deliver possession of the Trust Property to the purchaser at the sale.

(b)   Statutory Provisions . The following provisions of Section 55-60, Code of Virginia (1950), are made applicable to this Deed of Trust:

Exemptions waived
Subject to all upon default
Renewal or extension permitted
Substitution of trustee permitted
Any trustee may act

(c)   WAIVER OF TRIAL BY JURY. GRANTOR AND BENEFICIARY EACH (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS DEED OF TRUST OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

ARTICLE V.
CONCERNING THE TRUSTEE

5.1   Certain Rights. With the approval of Beneficiary, Trustee shall have the right to take any and all of the following actions: (i) to select, employ and consult with counsel (who may be, but need not be, counsel for Beneficiary) upon any matters arising hereunder, including the preparation, execution and interpretation of the Loan Documents, and shall be fully protected in relying as to legal matters on the advice of counsel, (ii) to execute any of the trusts and powers hereof and to perform any duty hereunder either directly or through his or her agents or attorneys, (iii) to select and employ, in and about the execution of his or her duties hereunder, suitable accountants, engineers and other experts, agents and attorneys-in-fact, either corporate or individual, not regularly in the employ of Trustee (and Trustee shall not be answerable for any act, default, negligence, or misconduct of any such accountant, engineer or other expert, agent or attorney-in-fact, if selected with reasonable care, or for any error of judgment or act done by Trustee in good faith, or be otherwise responsible or accountable under any circumstances whatsoever, except for Trustee's gross negligence or bad faith), and (iv) any and all other lawful action that Beneficiary may instruct Trustee to take to protect or enforce Beneficiary's rights hereunder. Trustee shall not be personally liable in case of entry by Trustee, or anyone entering by virtue of the powers herein granted to Trustee, upon the Trust Property for Debts contracted for or liability or damages incurred in the management or operation of the Trust Property. Trustee shall have the right to rely on any instrument, document, or signature authorizing or supporting any action taken or proposed to be taken by Trustee hereunder, believed by Trustee in good faith to be genuine. Trustee shall be entitled to reimbursement for expenses incurred by Trustee in the performance of Trustee's duties hereunder and to reasonable compensation for such of Trustee's services hereunder as shall be rendered. Grantor will, from time to time, pay the compensation due to Trustee hereunder and reimburse Trustee for, and save and hold Trustee harmless against, any and all liability and expenses which may be incurred by Trustee in the performance of Trustee's duties.

        5.2   <u>Retention of Money</u>. All moneys received by Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, and shall be segregated from any other moneys of Trustee.

        5.3   <u>Successor Trustees</u>. Trustee may resign by the giving of notice of such resignation in writing to Beneficiary. If Trustee shall die, resign or become disqualified from acting in the execution of this trust, or if, for any reason, Beneficiary, in Beneficiary's sole discretion and with or without cause, shall prefer to appoint a substitute trustee or multiple substitute trustees, or successive substitute trustees or successive multiple substitute trustees, to act instead of the aforenamed Trustee, Beneficiary shall have full power to appoint a substitute trustee (or, if preferred, multiple substitute trustees) in succession who shall succeed (and if multiple substitute trustees are appointed, each of such multiple substitute trustees shall succeed) to all the estates, rights, powers and duties of the aforenamed Trustee. Such appointment may be executed by any authorized agent of Beneficiary, and if such Beneficiary be a corporation and such appointment be executed on its behalf by any officer of such corporation, such appointment shall be conclusively presumed to be executed with authority and shall be valid and sufficient without proof of any action by the board of directors or any superior officer of the corporation. Grantor hereby ratifies and confirms any and all acts which the aforenamed Trustee, or his or her successor or successors in this trust, shall do lawfully by virtue hereof. If multiple substitute trustees are appointed, each of such multiple substitute trustees shall be empowered and authorized to act alone without the necessity of the joinder of the other multiple substitute trustees, whenever any action or undertaking of such substitute trustees is requested or required under or pursuant to this Deed of Trust or applicable law. Any prior election to act jointly or severally shall not prevent either or both of such multiple substitute Trustees from subsequently executing, jointly or severally, any or all of the provisions hereof.

        5.4   <u>Perfection of Appointment</u>. Should any deed, conveyance, or instrument of any nature be required from Grantor by any Trustee or substitute Trustee to more fully and certainly vest in and confirm to Trustee or substitute Trustee such estates, rights, powers, and duties, then, upon request by Trustee or substitute trustee, any and all such deeds, conveyances and instruments shall be made, executed, acknowledged, and delivered and shall be caused to be recorded and/or filed by Grantor.

       5.5   <u>Succession Instruments</u>. Any substitute trustee appointed pursuant to any of the provisions hereof shall, without any further act, deed or conveyance, become vested with all the estates, properties, rights, powers, and trusts of its, his or her predecessor in the rights hereunder with like effect as if originally named as Trustee herein; but nevertheless, upon the written request of Beneficiary or of the substitute trustee, the Trustee ceasing to act shall execute and deliver any instrument transferring to such substitute trustee, upon the trusts herein expressed, all the estates, properties, rights, powers, and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver any of the property and moneys held by such Trustee to the substitute trustee so appointed in such Trustee's place.

       5.6   <u>No Representation by Trustee or Beneficiary</u>. By accepting or approving anything required to be observed, performed, or fulfilled or to be given to Trustee or Beneficiary pursuant to the Loan Documents, including, without limitation, any officer's certificate, balance sheet, statement of profit and loss or other financial statement, survey, appraisal or insurance policy, neither Trustee nor Beneficiary shall be deemed to have warranted, consented to, or affirmed the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision, or condition thereof, and such acceptance or approval thereof shall not be or constitute any warranty or affirmation with respect thereto by Trustee or Beneficiary.

       IN WITNESS WHEREOF, Grantor has executed this Deed of Trust on the day and year first written above.

GRANTOR:

                                            ART WILLIAMSBURG, INC.,
                                            a Nevada corporation

                                            By: /S/ DAVID W. STAROWICZ
                                            Name: David W. Starowicz
                                            Title: Vice President

STATE OF TEXAS	)
ss	)
DALLAS COUNTY	)

       On September 17th, 2001 before me, a Notary Public in and for said City and State, personally appeared David W. Starowicz, personally known to me that he executed the within instrument (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same as Vice President of **ART WILLIAMSBURG, INC**., a Nevada corporation, on behalf of said corporation.

       WITNESS my hand and official seal.

                                                                 Diana S. Bradley
                                                  Notary Public

Diana S. Bradley
My Commission Expires
February 3, 2005

PROPERTY DESCRIPTION

"EXHIBIT A"

ALL that certain tract, piece or parcel of land situate in the City of Williamsburg, Virginia, as shown and set forth on an unrecorded plat entitled, "ALTA/ASCM LAND TITLE SURVEY A PARCEL CONTAINING 3.658 ACRES +/- " dated July 22, 1996, recertified June 1, 2001, made by AES Consulting Engineers, Ronald W. Eads, L.S., on which said property is more particularly described as follows:

Beginning at a found pipe on the southerly right of way line of Virginia Avenue, said pipe being 730' +/- Easterly of the intersection of U.S. Route 60, Richmond Road, and Virginia Avenue; thence S. 37N 12' 47" E., 173.44' to a found pipe; thence S. 42N 42' 07" W., 59.32' to a found pipe; thence N. 25N 57' 51" W., 15.52' to a found pipe; thence S. 35N 53' 13" W., 622.19' to a point, said point being on the easterly right of way line of Scotland Street; thence with the right of way line of said Scotland Street, N. 86N 49' 22" W., 84.35' to a point; said point being on the easterly-right of way line of U.S. Route 60, Richmond Road, N. 37N 31' 24" W. a distance of 96.01' to a point; thence N. 34N 41' 34" W., 100.00' to a point, said point being at the right of way intersection of U.S. Route 60, Richmond Road, and Virginia Avenue; thence with the right of way line of said Virginia Avenue, N. 52N 52' 11" E., 259.29' to a found pipe; thence along a curve to the right, having a radius of 410.00' and a length of 101.46 to a point; thence along a curve to the left, having a radius of 115.00' and a length of 105.86' to a point; thence N 07N 47' 13" E, 24.71' to a point; thence along a curve to the right, having a radius of 180.50' and a length of 51.61' to a point; thence N 52N 47' 13" E, 188.05' to the aforesaid point of beginning.

The fee simple interest in the Improvements and a leasehold interest in the real estate was conveyed to ART WILLIAMSBURG, INC., a Nevada corporation by deed from Jay F. Wilks, Substitute Trustee, by Trustee's Deed dated September 8, 1997, recorded as instrument number 970001014.

The fee simple interest in the land being the same real estate conveyed to ART Williamsburg, Inc., a Nevada corporation by deed from American Realty Trust, Inc., a Georgia corporation dated June 20, 2001, recorded as instrument number 010973, page 30.

Exhibit 99.1

May 23, 2002

American Realty Trust, Inc.
1800 Valley View Lane
Suite 300
Dallas, Texas 75234
Attention: Mr. Robert Waldman
Fax: (469) 522-4299

Basic Capital Management, Inc.
1800 Valley View Lane
Suite 300
Dallas, Texas 75234
Attention: Mr. Robert Waldman
Fax: (469) 522-4299

EQK Holdings, Inc.
1800 Valley View Lane
Suite 300
Dallas, Texas 75234
Attention: Mr. Robert Waldman
Fax: (469) 522-4299

Commonwealth Land Title Insurance Company
5949 Sherry Lane, Suite 111
Dallas, Texas 75225
Attention: James P. Lazar
Fax: (214) 987-4202

Mr. Jay A. LaJone
Bennett, Weston & LaJone, P.C.
1750 Valley View Lane
Suite 120
Dallas, Texas 75234
Fax: (214) 393-4025

      Re: Stock Pledge and Security Agreement (the "ART Stock Pledge Agreement") dated as of September 17, 2001, among AMERICAN REALTY TRUST, INC., a Georgia corporation having an address at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 ("ART"), SUNSET MANAGEMENT, LLC, a Nevada limited liability company having an address at 1055 East Tropicana Avenue, Suite 700, Las Vegas, Nevada ("Creditor") and COMMONWEALTH LAND TITLE INSURANCE COMPANY, a Pennsylvania corporation having an address at 5949 Sherry Lane, Suite 111, Dallas, Texas 75225 ("Pledge Holder"); Stock Pledge and Security Agreement (the "BCM Stock Pledge Agreement") dated as of September 17, 2001, among BASIC CAPITAL MANAGEMENT, INC., a Nevada corporation having an address at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 ("BCM"), Creditor and Pledge Holder; and Stock Pledge and Security Agreement (the "EQK Stock

Pledge Agreement") dated as of September 17, 2001, among EQK HOLDINGS, INC., a Nevada corporation having an address at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 ("EQK"), <u>Creditor and Pledge Holder</u>

American Realty Trust, Inc.
Basic Capital Management, Inc.
EQK Holdings, Inc.
Commonwealth Land Title Insurance Company
Mr. Jay A. LaJone
May 23, 2002

Gentlemen:

Pursuant to Section 12(h) of the ART, BCM and EQK Stock Pledge Agreements, Creditor has decided to appoint a substitute Pledge Holder to act as Pledge Holder in place of Commonwealth Land Title Insurance Company ("Commonwealth"), the original Pledge Holder named in the ART Stock Pledge Agreement, BCM Stock Pledge Agreement and EQK Stock Pledge Agreement (collectively, the "Stock Pledge Agreements").

Accordingly, Creditor hereby appoints Craig D. Burr, Esq., 4465 South Pecos Road, Las Vegas, Nevada 89121, Telephone (702) 433-4455, Fax (702) 451-1853, as substitute Pledge Holder to act as Pledge Holder in place of Commonwealth under the Stock Pledge Agreements, effective June 1, 2002. Mr. Burr is an attorney at law duly licensed to practice law in the State of Nevada with offices at the address indicated in the State of Nevada, and has signed this letter below for the limited purpose of evidencing his acceptance of the foregoing appointments.

The stock certificates representing the Pledged Securities should be sent by Commonwealth to Mr. Burr by Federal Express in one package, and the stock powers executed by ART, BCM and EQK should be sent by Commonwealth to Mr. Burr by Federal Express in a different package. Both packages should be delivered to Federal Express for next day delivery to Mr. Burr no later than May 31, 2002. Any funds representing stock dividends should be sent to Mr. Burr in the form of a check drawn by Commonwealth to the order of Mr. Burr as Pledge Holder.

Very truly yours,

SUNSET MANAGEMENT, LLC,
a Nevada limited liability company

By: /S/ SANDY MARR
　　　　Sandy Marr
Title:　Authorized Agent

Craig D. Burr is signing this letter below for the limited purpose of evidencing his acceptances of the foregoing appointments of him by Creditor as substitute Pledge Holder under the Stock Pledge Agreements.

/S/CRAIG D. BURR
　 Craig D. Burr

Exhibit 99.2

COMPANY RESOLUTION

The undersigned, does hereby certify that he is the sole member of Sunset Management, LLC, a Nevada limited liability company (the "Company") hereby consent to the adoption of the following resolutions:

RESOLVED, that the following, Sandy M. Marr, Authorized Agent, is authorized, on behalf of the Company, to execute any and all documents and to enter into any and all agreements including but not limited to promissory notes, mortgages, purchase and sale agreements, security agreements, and federal, State and County governmental agreements, on behalf of the Company, and that the Company shall be bound by the terms and conditions of said documents and agreements upon execution by Sandy M. Marr in his capacity as Authorized Agent of the Company.

FURTHER RESOLVED that the foregoing resolution shall remain in full force and effect until written notice of the amendment or revocation of the authority granted hereunder shall be duly delivered to Sandy M. Marr.

DATED this 5th day of June, 2002.

/S/ JOHN K. BALDWIN
John K. Baldwin
Sole Member